ANNUAL REPORT 2023 Synovus 2023 A nnual Report

Our purpose Enabling people to reach their full potential Shareholder Information Synovus Financial Corp. is a financial services company based in Columbus, Georgia, with approximately $60 billion in assets. Through its wholly-owned subsidiary, Synovus Bank, the company provides commercial and consumer banking services, including private banking, treasury management, mortgage services, wealth management, premium finance, asset-based lending, structured lending, capital markets and international banking. Synovus also provides financial planning and investment advisory services through its wholly-owned subsidiaries, Synovus Trust and Synovus Securities. Synovus’ range of products and services, along with its industry-leading reputation and focus on local communities, make the company a compelling choice for clients in some of the best markets in the southeast. See Synovus on the web at synovus.com and X (formerly Twitter), Facebook, LinkedIn and Instagram. Stock Trading Information Synovus common stock is traded on the New York Stock Exchange (NYSE) under the symbol “SNV.” Notice of 2024 Annual Meeting of Shareholders Our Annual Meeting of Shareholders will be held in a virtual meeting format and will begin at 10:00 a.m. ET on Wednesday, April 24, 2024. To attend, vote, and submit questions at the Annual Meeting, shareholders will need to go to www.virtualshareholdermeeting.com/SNV2024 and, when prompted, enter the 16-digit control number included in their proxy materials. Those without a 16-digit control number may attend the 2024 Annual Meeting as guests. Dividend Reinvestment and Direct Stock Purchase Plan The Plan provides a comprehensive package of services designed to make investing in Synovus stock easy, convenient, and more affordable. To request an enrollment package for the Dividend Reinvestment and Direct Stock Purchase Plan, or for more information, please visit us at investor.synovus.com or call our automated request line at (888) 777-0322. Investor Relations Analysts, investors and others seeking additional financial information not available at investor.synovus.com should contact: Jennifer Demba, CFA Senior Director, Investor Relations Synovus 3400 Overton Park Drive SE, 4th Floor, Atlanta, GA 30339 (404) 364-2715 Email: jenniferdemba@synovus.com Shareholder Services Current shareholders requiring assistance should contact our transfer agent, Equiniti Trust Company: U.S. Mail - Registered or Overnight 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660 Telephone Inquiries (888) 777-0322 Website www.equiniti.com Cautionary language regarding forward-looking statements: This annual report to shareholders contains forward looking statements, which by their nature involve risks and uncertainties. Please refer to Synovus’ 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption “Forward-Looking Statements,” and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements. SYNOVUS® and SYNOVUS FINANCIAL CORP.® are federally registered service marks of Synovus Financial Corp., which also owns a number of other federally registered service marks. All other products and company names are trademarks or federally registered trademarks of their respective companies. ©Copyright 2024 Synovus Financial Corp. All rights reserved.

01 Dear shareholders, Our purpose – enabling people to reach their full potential – is unwavering. We recognize our mission extends beyond financial transactions. It’s about empowering individuals, families and businesses to seize opportunities, build brighter futures and thrive. In 2023, our commitment to this purpose was tested amid the turbulence of a few bank failures and the persistent questions surrounding regional bank stability. It’s especially during challenging times like these that our purpose, enabled by our relationship-centric model, comes fully to life. Focused on the continued execution of our strategic priorities throughout 2023, we simultaneously navigated unforeseen challenges, adapted swiftly and upheld our commitment to clients – proactive advice, customized solutions and unrelenting support while fostering growth. Our financial results were anchored through actions and focused execution. We onboarded talent in key businesses and markets to expand our presence and profitability. We also transformed the client experience through modernized banking platforms, improved digital analytics to gain better insights into client behaviors, preferences and trends, and met broader client needs through new solutions and enhanced offerings. You’ll see profiles of a few of our key initiatives and investments throughout this annual report. Our actions spoke volumes as we were rewarded with client growth and deeper relationships and recognized by J.D. Power as #1 for customer satisfaction and trust in the southeast. Additionally, Coalition Greenwich awarded us 20 Excellence and Best Brand Awards in 2023 and another 25 in 2024, further affirming Synovus as a bank committed to product innovation and fully meeting the needs of our clients. #1 for customer satisfaction and trust in the southeast Greenwich Excellence and Best Brands Fourth-highest number of total awards in 2024 among all financial institutions evaluated Delivering on our purpose

02 03 continued success in middle market, CIB and specialty lending and core deposit1 growth of 2 - 6% from our focused core funding generation strategies. With an expanding net interest margin and controlled expenses, we forecast an acceleration of core pre-provision net revenue growth throughout the year if the Fed Funds Rate remains stable. Finally, pending economic conditions and the credit environment, we expect to manage our Common Equity Tier 1 capital ratio within our target range of 10% - 10.5%. In closing Thank you for your steadfast trust and support. Your loyalty reminds our team daily of our responsibility to be exceptional stewards of our resources and the investments and confidence you’ve placed in us. We’re committed to being a different kind of bank for all we serve and our passionate pursuit of enabling others to reach their full potential. Our purpose is the compass that guides decisions and actions that benefit our clients, team, communities and shareholders every day. Engaged and empowered team members, coupled with trusting and loyal clients in thriving markets, produce strong, profitable growth. Rest assured, we’re laser-focused on building upon this foundation by growing and expanding our client base, all while building a more risk-resilient bank for all. A stronger, more resilient bank The collective impact of our short- and long-term actions resulted in a solid year of performance. Core deposits1 grew 3%, while commercial business lines such as middle market, corporate and investment banking (CIB) and specialty lending increased 12%. Even as our deposits remained stable, given industrywide concern surrounding liquidity, we expanded our contingent liquidity sources to $28 billion out of an abundance of caution. While non-interest revenue decreased 1% from 2022, adjusted non-interest revenue2 increased 11%. Pre-provision net revenue declined 16% from 2022, and adjusted pre-provision net revenue, excluding the $51 million Federal Deposit Insurance Corporation special assessment,2 grew 2%. Our treasury and payment solutions, capital markets and wealth management business lines all experienced double-digit non-interest revenue growth in 2023. Investments in banking as a service, such as Maast, and expectations of growing our long-standing partnership with GreenSky further augmented and diversified our non-interest revenue stream. These capabilities increase our reach and competitive edge. At the same time, we maintained disciplined expense control while managing revenue headwinds. Our actions resulted in a top-quartile adjusted tangible efficiency ratio2 compared to peers. With lending rates up sharply, the banking industry’s credit losses have migrated from the extremely low levels experienced over the prior few years. However, our net charge-offs were a very manageable 0.28% of average loans in 2023, excluding the sales of medical office building and third-party indirect auto loans, up from 0.13% in 2022. Our steady progress in diversifying and optimizing our business mix to deliver long-term, sustainable growth resulted in two loan sale transactions that freed up capital for the bank to accelerate growth in more relationship-oriented loans with accompanying deposits. The proceeds from third- party indirect auto and medical office building sales during the third quarter reduced our level of wholesale funding and accelerated the path to our Common Equity Tier 1 target of 10%, ending the year at 10.22%. In addition, the sale of asset management firm GLOBALT to its leadership team allowed Synovus to reallocate capital to higher returning non-interest revenue lines of business while continuing to meet our wealth clients’ needs. Finally, we repositioned a portion of our investment securities portfolio, augmenting net interest income by an expected $28 million annually over the next several years. With rates expected to stay higher for longer, we expect fixed-rate loan and securities repricing to create a path to net interest income expansion in 2024 and beyond. Our team members are the driving force behind our success, and their dedication and enthusiasm are crucial to providing exceptional service to clients. Our 2023 Voice of the Team Member survey revealed engagement and favorability levels that rank Synovus in the top 5% of the banking industry, proving our ongoing commitment to fostering a supportive and inclusive work environment. While we continued to invest in our workforce and take meaningful actions in other areas of corporate responsibility, our team members strengthened communities, contributing approximately 31,000 volunteer hours to hands-on, grassroots efforts. We also ended the year with greater diversity and inclusivity. We saw growth in membership in our five employee resource groups and further diversified senior leadership and our corporate board. More highlights on these and other corporate responsibility topics are available later in this annual report, on synovus.com and in our proxy materials. Grow the bank In 2024, another year marked by certain industry and macroeconomic disruptors, we’ve embraced the mantra: “Grow the Bank.” This growth will come through investments in our clients, offering proactive and expert advice as well as enhanced, streamlined and innovative experiences, channels, touchpoints and solutions. We’re also committed to preserving and improving key elements of our safety and soundness profile. This includes increasing our core deposit1 base and retaining strong capital levels and credit performance that further validate our efforts to diversify and fortify the balance sheet. These actions will continue to enhance our resilience amid uncertainties and competitively position us for the long term. Our fundamental guidance for the year includes expectations for 0% - 3% loan growth driven by Kevin S. Blair Chairman, CEO and President “ Focused on the continued execution of our strategic priorities throughout 2023, we simultaneously navigated unforeseen challenges, adapted swiftly and upheld our commitment to clients – proactive advice, customized solutions and unrelenting support while fostering growth. (1) Excluding brokered deposits; (2) Non-GAAP financial measure. See Appendix B of the enclosed proxy statement for applicable reconciliation to GAAP measure. - Kevin S. Blair

02 03 continued success in middle market, CIB and specialty lending and core deposit1 growth of 2 - 6% from our focused core funding generation strategies. With an expanding net interest margin and controlled expenses, we forecast an acceleration of core pre-provision net revenue growth throughout the year if the Fed Funds Rate remains stable. Finally, pending economic conditions and the credit environment, we expect to manage our Common Equity Tier 1 capital ratio within our target range of 10% - 10.5%. In closing Thank you for your steadfast trust and support. Your loyalty reminds our team daily of our responsibility to be exceptional stewards of our resources and the investments and confidence you’ve placed in us. We’re committed to being a different kind of bank for all we serve and our passionate pursuit of enabling others to reach their full potential. Our purpose is the compass that guides decisions and actions that benefit our clients, team, communities and shareholders every day. Engaged and empowered team members, coupled with trusting and loyal clients in thriving markets, produce strong, profitable growth. Rest assured, we’re laser-focused on building upon this foundation by growing and expanding our client base, all while building a more risk-resilient bank for all. A stronger, more resilient bank The collective impact of our short- and long-term actions resulted in a solid year of performance. Core deposits1 grew 3%, while commercial business lines such as middle market, corporate and investment banking (CIB) and specialty lending increased 12%. Even as our deposits remained stable, given industrywide concern surrounding liquidity, we expanded our contingent liquidity sources to $28 billion out of an abundance of caution. While non-interest revenue decreased 1% from 2022, adjusted non-interest revenue2 increased 11%. Pre-provision net revenue declined 16% from 2022, and adjusted pre-provision net revenue, excluding the $51 million Federal Deposit Insurance Corporation special assessment,2 grew 2%. Our treasury and payment solutions, capital markets and wealth management business lines all experienced double-digit non-interest revenue growth in 2023. Investments in banking as a service, such as Maast, and expectations of growing our long-standing partnership with GreenSky further augmented and diversified our non-interest revenue stream. These capabilities increase our reach and competitive edge. At the same time, we maintained disciplined expense control while managing revenue headwinds. Our actions resulted in a top-quartile adjusted tangible efficiency ratio2 compared to peers. With lending rates up sharply, the banking industry’s credit losses have migrated from the extremely low levels experienced over the prior few years. However, our net charge-offs were a very manageable 0.28% of average loans in 2023, excluding the sales of medical office building and third-party indirect auto loans, up from 0.13% in 2022. Our steady progress in diversifying and optimizing our business mix to deliver long-term, sustainable growth resulted in two loan sale transactions that freed up capital for the bank to accelerate growth in more relationship-oriented loans with accompanying deposits. The proceeds from third- party indirect auto and medical office building sales during the third quarter reduced our level of wholesale funding and accelerated the path to our Common Equity Tier 1 target of 10%, ending the year at 10.22%. In addition, the sale of asset management firm GLOBALT to its leadership team allowed Synovus to reallocate capital to higher returning non-interest revenue lines of business while continuing to meet our wealth clients’ needs. Finally, we repositioned a portion of our investment securities portfolio, augmenting net interest income by an expected $28 million annually over the next several years. With rates expected to stay higher for longer, we expect fixed-rate loan and securities repricing to create a path to net interest income expansion in 2024 and beyond. Our team members are the driving force behind our success, and their dedication and enthusiasm are crucial to providing exceptional service to clients. Our 2023 Voice of the Team Member survey revealed engagement and favorability levels that rank Synovus in the top 5% of the banking industry, proving our ongoing commitment to fostering a supportive and inclusive work environment. While we continued to invest in our workforce and take meaningful actions in other areas of corporate responsibility, our team members strengthened communities, contributing approximately 31,000 volunteer hours to hands-on, grassroots efforts. We also ended the year with greater diversity and inclusivity. We saw growth in membership in our five employee resource groups and further diversified senior leadership and our corporate board. More highlights on these and other corporate responsibility topics are available later in this annual report, on synovus.com and in our proxy materials. Grow the bank In 2024, another year marked by certain industry and macroeconomic disruptors, we’ve embraced the mantra: “Grow the Bank.” This growth will come through investments in our clients, offering proactive and expert advice as well as enhanced, streamlined and innovative experiences, channels, touchpoints and solutions. We’re also committed to preserving and improving key elements of our safety and soundness profile. This includes increasing our core deposit1 base and retaining strong capital levels and credit performance that further validate our efforts to diversify and fortify the balance sheet. These actions will continue to enhance our resilience amid uncertainties and competitively position us for the long term. Our fundamental guidance for the year includes expectations for 0% - 3% loan growth driven by Kevin S. Blair Chairman, CEO and President “ Focused on the continued execution of our strategic priorities throughout 2023, we simultaneously navigated unforeseen challenges, adapted swiftly and upheld our commitment to clients – proactive advice, customized solutions and unrelenting support while fostering growth. (1) Excluding brokered deposits; (2) Non-GAAP financial measure. See Appendix B of the enclosed proxy statement for applicable reconciliation to GAAP measure. - Kevin S. Blair

04 05 2023 Performance Highlights ~$60B In assets ~$51 B In deposits 3% Increase in core deposit1 growth and core loans2 Diluted earnings per share $3.46 246 branches Largest bank headquartered in Georgia 2023 Key Strategic Actions Partnering to build full relationships We’re a relationship bank. And our priority is to ensure we’re providing clients with all the solutions they need. When it comes to helping business owners succeed, as trusted advisors, we aim to maximize the expertise we bring to the table and deliver value-added solutions while developing full relationships through a team approach. To build on the trust our commercial and wholesale relationship managers have established across our markets, we introduced Business Owner Wealth Strategy (BOWS), a comprehensive end-to-end advisory solution for businesses and their owners, through integrated teams providing a single point of contact. BOWS delivers a one-team approach that streamlines the experience and builds client confidence in our ability to be their banking and financial services partners. Our bankers, private wealth advisors, investment strategists, asset managers and financial and estate planners come together to customize solutions that achieve goals and fulfill dreams. 57% Conversion rate from commercial referrals to private wealth 38% Increase in new households from existing households with commercial/ wholesale relationship Providing always-on advice Understanding our clients means we can better equip them to make informed decisions about their finances. Synovus Insights, a digital tool launched in July 2023, empowers clients with financial clarity and control. Through sophisticated data analytics and personalized insights, Synovus Insights provides digital clients with an always-on tool to help them navigate their financial journeys. Aggregating and analyzing transactional data gives clients visibility into spending patterns, budgeting and financial awareness tailored to each client’s needs. Through notifications, interactive quizzes and a cash flow tracker, clients can access timely, accurate information at their fingertips, assisting them in making better- informed financial decisions. (1) Excluding brokered deposits; (2) Excluding the medical office building loans and third-party indirect auto loan sales. 103bps Growth in Georgia market share Launched as a pilot in the Atlanta market in the second half of 2022, we expanded to 12 markets in the second quarter of 2023, experiencing continued momentum through year-end. We'll continue to drive this key strategy forward as BOWS transforms client relationships, contributes to new revenue growth and serves as a differentiator in the marketplace.

04 05 2023 Performance Highlights ~$60B In assets ~$51 B In deposits 3% Increase in core deposit1 growth and core loans2 Diluted earnings per share $3.46 246 branches Largest bank headquartered in Georgia 2023 Key Strategic Actions Partnering to build full relationships We’re a relationship bank. And our priority is to ensure we’re providing clients with all the solutions they need. When it comes to helping business owners succeed, as trusted advisors, we aim to maximize the expertise we bring to the table and deliver value-added solutions while developing full relationships through a team approach. To build on the trust our commercial and wholesale relationship managers have established across our markets, we introduced Business Owner Wealth Strategy (BOWS), a comprehensive end-to-end advisory solution for businesses and their owners, through integrated teams providing a single point of contact. BOWS delivers a one-team approach that streamlines the experience and builds client confidence in our ability to be their banking and financial services partners. Our bankers, private wealth advisors, investment strategists, asset managers and financial and estate planners come together to customize solutions that achieve goals and fulfill dreams. 57% Conversion rate from commercial referrals to private wealth 38% Increase in new households from existing households with commercial/ wholesale relationship Providing always-on advice Understanding our clients means we can better equip them to make informed decisions about their finances. Synovus Insights, a digital tool launched in July 2023, empowers clients with financial clarity and control. Through sophisticated data analytics and personalized insights, Synovus Insights provides digital clients with an always-on tool to help them navigate their financial journeys. Aggregating and analyzing transactional data gives clients visibility into spending patterns, budgeting and financial awareness tailored to each client’s needs. Through notifications, interactive quizzes and a cash flow tracker, clients can access timely, accurate information at their fingertips, assisting them in making better- informed financial decisions. (1) Excluding brokered deposits; (2) Excluding the medical office building loans and third-party indirect auto loan sales. 103bps Growth in Georgia market share Launched as a pilot in the Atlanta market in the second half of 2022, we expanded to 12 markets in the second quarter of 2023, experiencing continued momentum through year-end. We'll continue to drive this key strategy forward as BOWS transforms client relationships, contributes to new revenue growth and serves as a differentiator in the marketplace.

06 07 Making it easier for clients Our treasury and payment solutions (TPS) team is essential to our ability to build full relationships with clients. This team offers expanded and innovative business operations solutions that help clients and drive growth for our company. TPS Connect is a great example of how this team delivers differently for our clients. This unique platform automates and personalizes how we onboard clients and is an attractive differentiator in this competitive space. More broadly, the TPS team provides strategic guidance to help clients stay ahead and delivers solutions that make their businesses easier to operate and more secure. Businesses with complex financial needs trust us to streamline their financial processes and automate routine tasks to improve operational efficiency and reduce administrative overhead. Our Accelerate suite of solutions integrated into our Synovus Gateway commercial banking portal includes Accelerate FX, a product that allows Expanding reach In mid-2022, we announced our expansion in covering the commercial banking segment with our new CIB line of business. We identified an opportunity in the marketplace as competitors continued to move up market. Targeting specific industries, our goal is to help businesses identify, evaluate and structure potential corporate finance and advisory-related transactions. CIB caters to a targeted range of clients, including large Accelerate FX Synovus Insights clients to send and receive international payments in 140 currencies, including exotic currencies, plus United States dollar cross-border wire transfers. The product also engages in foreign currency hedging and manages multicurrency accounts all in one place. Additionally, Accelerate Pay, our first-of-its-kind integrated payment solution, features "payee choice" while reducing check use and moving to more secure electronic payment methods. public companies, sponsor-backed businesses and emerging-growth companies with a focus on financial institutions, healthcare services, and technology, media and communications. Within its first 18 months, CIB became pre-provision net revenue positive and continues to grow capital markets and generate 28% of total revenue through non-interest revenue. CIB’s continued success with the evolution of our commercial clients has significantly enhanced the value we provide and will continue to represent a strong source of growth into the future. Delivering banking as a service Technology and innovation in the fintech, banking and payments space continues to expand at a phenomenal pace. Synovus created unique partnerships with technology-driven organizations that specialize in providing proprietary solutions and cutting-edge features that help software platforms access banking capabilities. Maast A wholly-owned subsidiary of Synovus, Maast furthers the bank’s culture of innovation and financial technology while expanding our reach nationwide. An embedded finance provider, Maast helps software-as-a-service (SaaS) and enterprise resource providers (ERP) extend the traditional payment ecosystem to incorporate digital business banking to drive competitive advantage, unlocking operational cash. Maast makes it easy for SaaS and ERP platforms to become super-apps by unifying payment acceptance and banking with an end-to- end, cloud-based embedded finance architecture. During the second through fourth quarters of 2023, Maast witnessed double-digit pipeline growth and client adoption. As we continue to expand scalability of the platform and enhance services and functionality, we expect accelerated non- interest revenue and deposit growth from our go- to-market strategies for SaaS and ERP partners in 2024 and beyond. GreenSky Leveraging our experience and expertise in the banking-as-a-service marketplace, another growth area for the bank is expanding our relationship with GreenSky, a financial technology company. As their sole bank partner in originating loans to their clients, we expect this new relationship to further grow and diversify our non-interest revenue stream with a highly profitable, balance-sheet- light arrangement. Other awards and accomplishments American Banker Most Powerful Women in Banking Most Powerful Women in Banking NEXT Innovators of the Year

06 07 Making it easier for clients Our treasury and payment solutions (TPS) team is essential to our ability to build full relationships with clients. This team offers expanded and innovative business operations solutions that help clients and drive growth for our company. TPS Connect is a great example of how this team delivers differently for our clients. This unique platform automates and personalizes how we onboard clients and is an attractive differentiator in this competitive space. More broadly, the TPS team provides strategic guidance to help clients stay ahead and delivers solutions that make their businesses easier to operate and more secure. Businesses with complex financial needs trust us to streamline their financial processes and automate routine tasks to improve operational efficiency and reduce administrative overhead. Our Accelerate suite of solutions integrated into our Synovus Gateway commercial banking portal includes Accelerate FX, a product that allows Expanding reach In mid-2022, we announced our expansion in covering the commercial banking segment with our new CIB line of business. We identified an opportunity in the marketplace as competitors continued to move up market. Targeting specific industries, our goal is to help businesses identify, evaluate and structure potential corporate finance and advisory-related transactions. CIB caters to a targeted range of clients, including large Accelerate FX Synovus Insights clients to send and receive international payments in 140 currencies, including exotic currencies, plus United States dollar cross-border wire transfers. The product also engages in foreign currency hedging and manages multicurrency accounts all in one place. Additionally, Accelerate Pay, our first-of-its-kind integrated payment solution, features "payee choice" while reducing check use and moving to more secure electronic payment methods. public companies, sponsor-backed businesses and emerging-growth companies with a focus on financial institutions, healthcare services, and technology, media and communications. Within its first 18 months, CIB became pre-provision net revenue positive and continues to grow capital markets and generate 28% of total revenue through non-interest revenue. CIB’s continued success with the evolution of our commercial clients has significantly enhanced the value we provide and will continue to represent a strong source of growth into the future. Delivering banking as a service Technology and innovation in the fintech, banking and payments space continues to expand at a phenomenal pace. Synovus created unique partnerships with technology-driven organizations that specialize in providing proprietary solutions and cutting-edge features that help software platforms access banking capabilities. Maast A wholly-owned subsidiary of Synovus, Maast furthers the bank’s culture of innovation and financial technology while expanding our reach nationwide. An embedded finance provider, Maast helps software-as-a-service (SaaS) and enterprise resource providers (ERP) extend the traditional payment ecosystem to incorporate digital business banking to drive competitive advantage, unlocking operational cash. Maast makes it easy for SaaS and ERP platforms to become super-apps by unifying payment acceptance and banking with an end-to- end, cloud-based embedded finance architecture. During the second through fourth quarters of 2023, Maast witnessed double-digit pipeline growth and client adoption. As we continue to expand scalability of the platform and enhance services and functionality, we expect accelerated non- interest revenue and deposit growth from our go- to-market strategies for SaaS and ERP partners in 2024 and beyond. GreenSky Leveraging our experience and expertise in the banking-as-a-service marketplace, another growth area for the bank is expanding our relationship with GreenSky, a financial technology company. As their sole bank partner in originating loans to their clients, we expect this new relationship to further grow and diversify our non-interest revenue stream with a highly profitable, balance-sheet- light arrangement. Other awards and accomplishments American Banker Most Powerful Women in Banking Most Powerful Women in Banking NEXT Innovators of the Year

08 09 Executive Leadership Kevin Blair Chairman, CEO and President D. Wayne Akins Chief Community Banking & Wealth Services Officer Gloria C. Banks Chief Ethics and Compliance Officer Zack Bishop Head of Technology, Operations and Security Shellie Creson Chief Risk Officer Bob Derrick Chief Credit Officer Tom Dierdorff Head of Corporate and Investment Banking Alison W. Dowe Chief Communications and Corporate Responsibility Officer Meredith Forrester Chief Audit Executive Sharon Goodwine Chief Human Resources Officer Jamie Gregory Chief Financial Officer Kevin J. Howard Chief Wholesale Banking Officer Allan E. Kamensky General Counsel Jennifer S. Upshaw Chief Enablement Officer Katherine M. Weislogel Head of Treasury and Payment Solutions Liz Wolverton Head of Consumer Banking and Brand Experience Board of Directors From left to right: Barry L. Storey, Principal, BLS Holdings Group, LLC Pedro Cherry, President and CEO, Atlanta Gas Light and Chattanooga Gas Diana M. Murphy, Managing Director, Rocksolid Holdings, LLC John H. Irby, Attorney, Wilson, Brock & Irby, LLC Stacy Apter, Senior Vice President and Treasurer, Head of Corporate Finance, Coca-Cola John L. Stallworth, Partner, Genesis II Kevin Blair, Chairman, CEO and President, Synovus Dr. Harris Pastides, Distinguished President Emeritus, University of South Carolina Teresa White, President Emeritus, Aflac U.S. Alexandra Villoch, CEO, Baptist Health Foundation Tim Bentsen, Audit Partner and Practice Leader (Ret.) KPMG, LLP

08 09 Executive Leadership Kevin Blair Chairman, CEO and President D. Wayne Akins Chief Community Banking & Wealth Services Officer Gloria C. Banks Chief Ethics and Compliance Officer Zack Bishop Head of Technology, Operations and Security Shellie Creson Chief Risk Officer Bob Derrick Chief Credit Officer Tom Dierdorff Head of Corporate and Investment Banking Alison W. Dowe Chief Communications and Corporate Responsibility Officer Meredith Forrester Chief Audit Executive Sharon Goodwine Chief Human Resources Officer Jamie Gregory Chief Financial Officer Kevin J. Howard Chief Wholesale Banking Officer Allan E. Kamensky General Counsel Jennifer S. Upshaw Chief Enablement Officer Katherine M. Weislogel Head of Treasury and Payment Solutions Liz Wolverton Head of Consumer Banking and Brand Experience Board of Directors From left to right: Barry L. Storey, Principal, BLS Holdings Group, LLC Pedro Cherry, President and CEO, Atlanta Gas Light and Chattanooga Gas Diana M. Murphy, Managing Director, Rocksolid Holdings, LLC John H. Irby, Attorney, Wilson, Brock & Irby, LLC Stacy Apter, Senior Vice President and Treasurer, Head of Corporate Finance, Coca-Cola John L. Stallworth, Partner, Genesis II Kevin Blair, Chairman, CEO and President, Synovus Dr. Harris Pastides, Distinguished President Emeritus, University of South Carolina Teresa White, President Emeritus, Aflac U.S. Alexandra Villoch, CEO, Baptist Health Foundation Tim Bentsen, Audit Partner and Practice Leader (Ret.) KPMG, LLP

$2.6M

Donations made to 300 nonprofits and organizations

~ $110,000

Provided to 153 students through team member funded Jack Parker Scholarship program

~31,000

Volunteer hours equating to nearly $1M investment[1]

6% increase year over year

27% increase since 2020

> 4,000

Volunteer hours dedicated to financial education

Sustainability at Synovus

Enabling people to reach their full potential

- **9% emissions reduction** since 2019, Scope 1 and 2 greenhouse gas emissions decrease = diminished carbon footprint
- **$108 million** in renewable energy loans originated in 2023 and $22 million in solar tax credit investments
- **$221 million** project loans originated by Affordable Housing team and $184 million in tax credit equity
- **$450 million** commitment to Affordable Mortgage Program with ~$519 million funded at year-end

Workforce Demographics

65% Women

31% People of color

Women in senior leadership


32%
37%
39%
2017
2020
2023

People of color in senior leadership


8%
13%
18%
2017
2020
2023



4,879 team members

91% team member engagement score

12% 2023 voluntary turnover rate[2]

Visit synovus.com for more on ESG commitments.

10

(1) Based on 2023 median salary, including sales incentives, of approximately $31 per hour; (2) Excludes the impact of a 2023 voluntary early retirement program.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2023

Commission file number 1-10312

SYNOVUS FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Georgia **(State or other jurisdiction of incorporation or organization)**	**58-1134883** **(I.R.S. Employer Identification No.)**
1111 Bay Avenue **Suite 500, Columbus, Georgia** **(Address of principal executive offices)**	**31901** **(Zip Code)**

Registrant's telephone number, including area code: (706) 641-6500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 Par Value	SNV	New York Stock Exchange
Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D	SNV - PrD	New York Stock Exchange
Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E	SNV - PrE	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2023, the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant was approximately $4,215,933,879 based on the closing sale price of $30.25 reported on the New York Stock Exchange on June 30, 2023.

As of February 20, 2024, there were 146,399,324 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated Documents	Form 10-K Reference Locations
Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held April 24, 2024 ("Proxy Statement")	Part III

Table of Contents Page Index of Defined Terms i Part I Forward Looking Statements 1 Item 1. Business 3 Item 1A. Risk Factors 14 Item 1B. Unresolved Staff Comments 24 Item 1C. Cybersecurity 24 Item 2. Properties 25 Item 3. Legal Proceedings 25 Item 4. Mine Safety Disclosures 25 Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Repurchases of Equity Securities 26 Item 6. Reserved 27 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 28 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 53 Item 8. Financial Statements and Supplementary Data 55 Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure 111 Item 9A. Controls and Procedures 111 Item 9B. Other Information 111 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 111 Part III Item 10. Directors, Executive Officers, and Corporate Governance 112 Item 11. Executive Compensation 112 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 112 Item 13. Certain Relationships and Related Transactions, and Director Independence 113 Item 14. Principal Accountant Fees and Services 113 Part IV Item 15. Exhibits and Financial Statement Schedules 114 Item 16. Form 10-K Summary 117 Signatures 118

SYNOVUS FINANCIAL CORP. INDEX OF DEFINED TERMS Throughout this discussion, references to ‘‘Synovus,’’ ‘‘we,’’ ‘‘our,’’ ‘‘us,’’ ‘‘the Company,’’ and similar terms refer to the consolidated entity consisting of Synovus Financial Corp. and its subsidiaries unless the context indicates that we refer only to the Parent Company, Synovus Financial Corp. When we refer to the ‘‘Bank’’ or ‘‘Synovus Bank’’ we mean our only bank subsidiary, Synovus Bank. ACL – Allowance for credit losses (ALL, reserve on unfunded loan commitments, and reserve, if required, on debt securities and other receivables) ALCO – Synovus' Asset Liability Management Committee ALL – Allowance for loan losses AOCI – Accumulated other comprehensive income (loss) ASC – Accounting Standards Codification ASU – Accounting Standards Update ATM – Automatic teller machine Basel III – The third Basel Accord developed by the Basel Committee on Banking Supervision to strengthen existing regulatory capital requirements BHC Act – Bank Holding Company Act of 1956, as amended BOLI – Bank-owned life insurance policies bp(s) – Basis point(s) BOV – Broker’s opinion of value BSBY – Bloomberg Short-Term Bank Yield Index C&I – Commercial and industrial CDI – Core Deposit Intangible CECL – Current expected credit losses CET1 – Common Equity Tier 1 Capital defined by Basel III capital rules CFPB – Consumer Finance Protection Bureau CIB – Corporate and Investment Banking CISO – Chief Information Security Officer CMO – Collateralized Mortgage Obligation Code – Internal Revenue Code Company – Synovus Financial Corp. and its wholly-owned subsidiaries, except where the context requires otherwise Covered Litigation – Certain Visa litigation for which Visa is indemnified by Visa USA members COVID – Coronavirus disease 2019 CRA – Community Reinvestment Act CRE – Commercial real estate DCF – Discounted cash flow DEI – Diversity, equity, and inclusion DIF – Deposit Insurance Fund Dodd-Frank Act – The Dodd-Frank Wall Street Reform and Consumer Protection Act DRR – Dual Risk Rating ESG – Environmental, social, and governance EVE – Economic value of equity Exchange Act – Securities Exchange Act of 1934, as amended FASB – Financial Accounting Standards Board FDIC – Federal Deposit Insurance Corporation FDICIA – Federal Deposit Insurance Corporation Improvement Act of 1991 FDM – Financial Difficulty Modification Federal Reserve Bank – One of the 12 banks that are the operating arms of the U.S. central bank. They implement the policies of the Federal Reserve Board, supervise bank holding companies and certain banking institutions, and also conduct economic research Federal Reserve Board – The 7-member Board of Governors that oversees the Federal Reserve System, establishesmonetary policy (interest rates, credit, etc.), and monitors the economic health of the country. Its members are appointed by the President subject to Senate confirmation, and serve 14-year terms Federal Reserve System or Federal Reserve – The Federal Reserve Board, plus the 12 Federal Reserve Banks, with each one serving member banks in its own district. The Federal Reserve has broad regulatory powers over the money supply and the credit structure of the economy FFIEC – Federal Financial Institutions Examination Council FFIEC Retail Credit Classification Policy – FFIEC Uniform Retail Credit Classification and Account Management Policy FHLB – Federal Home Loan Bank FICO – Fair Isaac Corporation FinCEN – The Treasury's financial crimes enforcement network FINRA – Financial Industry Regulatory Authority FOMC – Federal Open Market Committee FRB – Federal Reserve Bank FTP – Funds transfer pricing GA DBF – Georgia Department of Banking and Finance GAAP – Generally Accepted Accounting Principles in the United States of America GLB – Gramm-Leach-Bliley Act GSE – Government sponsored enterprise HTC– Historic tax credits Interagency Supervisory Guidance – Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties IRS – Internal Revenue Service ISO – Independent sales organization ITC – Investment tax credits LGD – Loss given default LIBOR – London Interbank Offered Rate LIHTC – Low Income Housing Tax Credit SYNOVUS FINANCIAL CORP. - Form 10-K i

LTV – Loan-to-collateral value ratio MBS – Mortgage-backed securities MPS – Merchant processing servicer(s) NAICS – North American Industry Classification System nm – not meaningful NOL – Net operating loss NPA – Non-performing assets NPL – Non-performing loans NSF – Non-sufficient funds NYSE – New York Stock Exchange OCI – Other comprehensive income (loss) OCC – Office of the Comptroller of the Currency OFAC – Office of Foreign Assets Control ORE – Other real estate Parent Company – Synovus Financial Corp. PCAOB – Public Company Accounting Oversight Board PCD – Purchased credit deteriorated PD – Probability of default PPNR – Pre-provision net revenue PPP – Paycheck Protection Program established as part of the Coronavirus Aid, Relief, and Economic Security Act Qualpay – Qualpay, Inc. ROAA – Return on average assets ROATCE – Return on average tangible common equity ROU – Right-of-use RSU – Restricted share unit SBA – Small Business Administration SBIC – Small Business Investment Company SEC – U.S. Securities and Exchange Commission Securities Act – Securities Act of 1933, as amended Series D Preferred Stock – Synovus' Fixed-to-Floating Rate Non- Cumulative Perpetual Preferred Stock, Series D, $25 liquidation preference Series E Preferred Stock – Synovus' Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E, $25 liquidation preference SOFR – Secured Overnight Financing Rate SRR – Single Risk Rating Synovus – Synovus Financial Corp. Synovus Bank – A Georgia state-chartered bank and wholly-owned subsidiary of Synovus, through which Synovus conducts its banking operations Synovus Securities – Synovus Securities, Inc., a wholly-owned subsidiary of Synovus Synovus Trust – Synovus Trust Company, N.A., a wholly-owned subsidiary of Synovus Bank TDR – Troubled debt restructuring (as defined in ASC 310-40) TE – Taxable-equivalent Treasury – United States Department of the Treasury UPB – Unpaid principal balance U.S. – United States VIE – Variable interest entity (as defined in ASC 810-10) Visa – The Visa U.S.A. Inc. card association or its affiliates, collectively Visa Class A shares – Class A shares of common stock issued by Visa are publicly traded shares which are not subject to restrictions on sale Visa Class B shares – Class B shares of common stock issued by Visa which are subject to restrictions with respect to sale until all of the Covered Litigation has been settled. Class B shares will be convertible into Visa Class A shares using a then current conversion ratio upon the lifting of restrictions with respect to sale of Visa Class B shares Visa Derivative – A derivative contract with the purchaser of Visa Class B shares which provides for settlements between the purchaser and Synovus based upon a change in the ratio for conversion of Visa Class B shares into Visa Class A shares ii SYNOVUS FINANCIAL CORP. - Form 10-K

Part I In this Report, the words ‘‘Synovus,’’ ‘‘the Company,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to Synovus Financial Corp. together with Synovus Bank and Synovus' other wholly-owned subsidiaries, except where the context requires otherwise. FORWARD-LOOKING STATEMENTS Certain statements made or incorporated by reference in this Report which are not statements of historical fact, including those under ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations,’’ and elsewhere in this Report, constitute forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include statements with respect to Synovus' beliefs, plans, objectives, goals, targets, expectations, anticipations, assumptions, estimates, intentions, and future performance and involve known and unknown risks, many of which are beyond Synovus' control and which may cause Synovus' actual results, performance, or achievements or the financial services industry or economy generally, to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are forward-looking statements. You can identify these forward-looking statements through Synovus' use of words such as ‘‘believes,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘may,’’ ‘‘will,’’ ‘‘assumes,’’ ‘‘predicts,’’ ‘‘could,’’ ‘‘should,’’ ‘‘would,’’ ‘‘intends,’’ ‘‘targets,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘potential,’’ and other similar words and expressions of the future or otherwise regarding the outlook for Synovus' future business and financial performance and/or the performance of the financial services industry and economy in general. Forward-looking statements are based on the current beliefs and expectations of Synovus' management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this document. Many of these factors are beyond Synovus' ability to control or predict. These factors include, but are not limited to: (1) competition in the financial services industry, including competition from nontraditional banking institutions such as Fintechs; (2) our ability to realize the expected benefits from our strategic initiatives or other operational and execution goals in the time period expected, which could negatively affect our future profitability; (3) an economic downturn and contraction, including a recession, and the resulting effects on our capital, financial condition, credit quality, results of operations, and future growth, including that the strength of the current economic environment could be further weakened by prolonged periods of inflation and interest rate fluctuations; (4) changes in the cost and availability of funding due to changes in the deposit market and credit market; (5) restrictions or limitations on access to funds from historical and alternative sources of liquidity could adversely affect our overall liquidity, which could restrict our ability to make payments on our obligations and our ability to support asset growth and sustain our operations and the operations of Synovus Bank; (6) the impact of recent adverse developments in the banking industry, highlighted by high-profile bank failures, on client confidence, liquidity, and regulatory responses to these developments (including increases in the cost of our deposit insurance assessments and increased regulatory scrutiny), our ability to effectively manage our liquidity risk and any growth plans, and the availability of capital and funding; (7) our ability to attract and retain employees and the impact of senior leadership transitions that are key to our strategic initiatives; (8) our strategic implementation of new lines of business, new products and services, and new technologies and the expansion of our existing business opportunities with a renewed focus on innovation; (9) prolonged periods of high inflation and their effects on our business, profitability, and our stock price, as well as the impact on our clients (including the velocity and levels of deposit withdrawals and loan repayment); (10) changes in the interest rate environment, including changes to the federal funds rate, and competition in our primary market area may result in increased funding costs or reduced earning assets yields, thus reducing margins and net interest income; (11) the impact of recent, proposed, and potential changes in governmental policy, laws, and regulations, potential, proposed, and recently enacted changes in monetary policy and in the regulation and taxation of banks and financial institutions, or the interpretation or application thereof and the uncertainty of future implementation and enforcement of these regulations, including inflationary pressures and potential interest rate fluctuations; (12) we may be required to make substantial expenditures to keep pace with regulatory initiatives and the rapid technological changes in the financial services industry; SYNOVUS FINANCIAL CORP. - Form 10-K 1

(13) our current and future information technology system enhancements and operational initiatives may not be successfully implemented, which could negatively impact our operations; (14) our business relationships with, and reliance upon, third parties that have strategic partnerships with us or that provide key components of our business infrastructure, including the costs of services and products provided to us by third parties, and disruptions in service or financial difficulties with a third-party vendor or business relationship; (15) our enterprise risk management framework, our compliance program, or our corporate governance and supervisory oversight functions may not identify or address risks adequately, which may result in unexpected losses; (16) our asset quality may deteriorate or our allowance for credit losses may prove to be inadequate or may be negatively affected by credit risk exposures; (17) the ability of our operational framework to identify and manage risks associated with our business, such as credit risk, compliance risk, reputational risk, cybersecurity risk, and operational risk, including by virtue of our relationships with third-party business partners, as well as our relationships with third-party vendors and other service providers; (18) we may be exposed to potential losses in the event of fraud and/or theft, or in the event that a third-party vendor, obligor, or business partner fails to pay amounts due to us under that relationship or under any arrangement that we enter into with them; (19) if economic conditions worsen or regulatory capital rules are modified, we may be required to undertake initiatives to improve or conserve our capital position; (20) our ability to identify and address cybersecurity risks such as data security breaches, malware, ‘‘denial of service’’ attacks, ‘‘hacking,’’ and identity theft, a failure of which could disrupt our business and result in the disclosure of and/or misuse or misappropriation of confidential or proprietary information, disruption, or damage of our systems, increased costs, significant losses, or adverse effects to our reputation; (21) the impact on our financial results, reputation, and business if we are unable to comply with all applicable federal and state regulations or other supervisory actions or directives and any necessary capital initiatives; (22) our ability to receive dividends from our subsidiaries could affect our liquidity, including our ability to pay dividends or take other capital actions; (23) our ESG strategies and initiatives, the scope and pace of which could alter our reputation and shareholder, employee, client, and third-party relationships; (24) we could realize losses if we sell assets and the proceeds we receive are lower than the carrying value of such assets; (25) our ability to obtain regulatory approval to take certain actions, including any dividends on our common or preferred stock, any repurchases of our common or preferred stock, or any other issuance or redemption of any other regulatory capital instruments, as well as any applications in respect to strategic initiatives; (26) we may not be able to identify suitable bank and non-bank acquisition opportunities as part of our growth strategy and even if we are able to identify attractive acquisition opportunities, we may not be able to complete such transactions on favorable terms or realize the anticipated benefits from such acquisitions; (27) our concentrated operations in the Southeastern U.S. make us vulnerable to local economic conditions, local weather catastrophes, public health issues, and other external events; (28) the costs and effects of litigation, investigations, or similar matters, or adverse facts and developments related thereto; (29) the fluctuation in our stock price and general volatility in the stock market; (30) the effects of any damages to our reputation resulting from developments related to any of the items identified above; and (31) other factors and other information contained in this Report and in other reports and filings that we make with the SEC under the Exchange Act, including, without limitation, those found in ‘‘Part I - Item 1A. Risk Factors’’ of this Report. For a discussion of these and other risks that may cause actual results to differ from expectations, refer to ‘‘Part I - Item 1A. Risk Factors’’ and other information contained in this Report and our other periodic filings, including quarterly reports on Form 10-Q and current reports on Form 8-K, that we file from time to time with the SEC. All written or oral forward-looking statements that are made by or are attributable to Synovus are expressly qualified by this cautionary notice. You should not place undue reliance on any forward-looking statements since those statements speak only as of the date on which the statements are made. Synovus undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of new information or unanticipated events, except as may otherwise be required by law. 2 SYNOVUS FINANCIAL CORP. - Form 10-K

ITEM 1. BUSINESS Overview General Synovus Financial Corp. is a financial services company and a registered bank holding company headquartered in Columbus, Georgia. We provide commercial and consumer banking in addition to a full suite of specialized products and services including private banking, treasury management, wealth management, mortgage services, premium finance, asset-based lending, structured lending, capital markets, and international banking to our clients through our wholly-owned subsidiary bank, Synovus Bank, and other offices in Alabama, Florida, Georgia, South Carolina, and Tennessee. We were incorporated under the laws of the State of Georgia in 1972. Our principal executive offices are located at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901, and our telephone number at that address is (706) 641-6500. Our common stock is traded on the NYSE under the symbol ‘‘SNV.’’ At December 31, 2023, we had total consolidated assets of $59.81 billion and total consolidated deposits of $50.74 billion. Additional information relating to our business and our subsidiaries, including a detailed description of our financial results for 2023 and 2022 is contained in ‘‘Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations’’ in this Report. Banking Operations Synovus conducts its banking operations through Synovus Bank. Synovus Bank is a Georgia state-chartered bank and operates primarily throughout Alabama, Florida, Georgia, South Carolina, and Tennessee. Synovus Bank offers commercial and consumer services. Our commercial banking services include commercial, financial, and real estate lending, treasury management, asset management, capital markets services, and institutional trust services. Our consumer banking services include accepting customary types of demand and savings deposits accounts; mortgage, installment, and other consumer loans; investment and brokerage services; safe deposit services; automated banking services; automated fund transfers; internet-based banking services; and bank credit and debit card services, including Visa and MasterCard services. At December 31, 2023, Synovus Bank operated 246 branches and 354 ATMs across our footprint. Non-bank Subsidiaries In addition to our banking operations, we also provide various other financial services to our clients through the following direct and indirect wholly-owned non-bank subsidiaries: • Synovus Securities, headquartered in Columbus, Georgia, which specializes in professional portfolio management for fixed-income securities, investment banking, the execution of securities transactions as a broker/dealer, asset management, and financial planning services, and the provision of individual investment advice on equity and other securities; and • Synovus Trust, headquartered in Columbus, Georgia, which provides trust, asset management, and financial planning services. Business Developments Throughout 2023, Synovus' core strategic focus remained on expanding and diversifying the franchise in terms of revenue, profitability, and asset size while maintaining a relationship-based approach to banking. In a year fraught with industry instability, economic uncertainty, inflationary pressures, and enhanced regulatory scrutiny, we made deliberate adjustments to our businesses and business model to drive sustained franchise value while retaining our legacy focus on our people and our clients. We also continued to embrace the acceleration of technology and adoption of digital and data capabilities. Synovus began 2023 with a continued focus on a streamlined strategic plan centered on growth and performance through four core pillars: reposition for advantage, simplify and streamline, adopt high-techmeets high touch, and enhance talent and culture. Various strategic initiatives supported each of these pillars, with a prioritization on such matters as investing in commercial growth, fortifying consumer banking, optimizing wealth, refreshing the brand, re-imagining the client journey, automating systems and processes, using advanced analytics, enhancing modern core enabled banking products, developing diverse leaders, and establishing a growth based culture. With the bank failures beginning in March and continuing into May 2023, however, Synovus adapted its strategy to robustly manage through the crisis, focusing on safety and soundness through additional liquidity and deposit generation initiatives across all lines of business, overall credit vigilance, enhanced industry and sector monitoring, and optimized capital management. In 2024, Synovus' streamlined strategic plan will focus on three fundamentals - enhancing profitability, deepening relationships, and accelerating growth. These goals are supported by such initiatives as banking-as-a-service capabilities, deposit generation strategies, expansion in strategic growth verticals such as middle market commercial banking and corporate and investment banking, additional Treasury and Payments solutions, and certain investments in the bank of the future through automation, digital, and analytics. Competition The financial services industry is highly competitive and could become more competitive as a result of recent and ongoing legislative, regulatory, and technological changes, and continued consolidation within the financial services industry. Synovus Bank and our wholly-owned non-bank subsidiaries compete actively with national and state banks, savings and loan associations, and credit unions and other nonbank financial intermediaries, including securities brokers and dealers, investment advisory firms, mortgage companies, insurance companies, trust companies, finance companies, leasing companies, and certain governmental agencies, all of which actively engage in marketing various types of loans, deposit accounts, and other financial services. In addition, competition from nontraditional banking institutions, often known as Fintech, continues to increase and accelerate, with consumers Part I ITEM 1. BUSINESS SYNOVUS FINANCIAL CORP. - Form 10-K 3

having the opportunity to select from a growing variety of traditional and nontraditional alternatives. The ability of such non-banking financial institutions to provide services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to many of the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures. These competitors have been successful in developing products that are in direct competition with or are alternatives to the banking services offered by traditional banking institutions. Moreover, Synovus competes increasingly with other companies based on financial technology and capabilities, such as mobile banking and electronic capabilities. Our ability to deliver strong financial performance will depend in part on our ability to expand the scope of, and effectively deliver, products and services, which will allow us to meet the changing needs of our clients. However, we often compete with much larger national and regional banks that havemore resources than we do to deliver new products and services and introduce new technology to enhance the client experience. See ‘‘Part I - Item 1A. Risk Factors - Strategic Risk -Competition in the financial services industry may adversely affect our future earnings and growth.’’ As of December 31, 2023, we were the largest bank holding company headquartered in Georgia based on assets. We believe that Synovus' relationship-based approach provides us with a competitive advantage and that our financial services clients are generally influenced by convenience, quality of service, personal contacts, price of services, availability of products, and the quality of technology that supports the client experience. We continue to gain traction in most of our growthmarkets, as well as overall markets, as shown in themost recent market share deposit data for FDIC-insured institutions as of June 30, 2023.We have alsomade significant investments to develop the Company's digital platform and capabilities over the last several years to remain competitive in meeting our clients' evolving needs and expectations. Human Capital Resources Synovus' financial performance and strategy rely heavily on our value proposition of relationship banking delivered through experts committed to providing an exceptional client experience and offering value-added advice and financial solutions. As such, Synovus' ability to identify, attract, develop, and retain a qualified and skilled workforce across our segments in multiple banking specialties and other areas is central to our growth and delivery of long-term shareholder value. In managing our business, management focuses on a number of human capital measures and objectives including: workforce demographics; compensation and benefits; talent acquisition, development, and retention; diversity, equity, and inclusion; and employee health and safety. Synovus' Chief Human Resources Officer, reporting to the Chairman of the Board, Chief Executive Officer, and President, oversees all aspects of the employee experience, including talent acquisition and management, learning and development, and compensation and benefits. The Compensation and Human Capital Committee has primary oversight responsibility for Synovus' talent development and human capital management strategies, with the Board’s full engagement, oversight, and support on this critical component of the Company’s strategic success. In 2023, the Company's human capital strategy focused on the unique circumstances of our employees and continued transformation of our technology for the management of our workforce through investments in upgraded systems and processes. The Company continued to respond to an evolving labor market in 2023, including increased competition for talent, increased need for workplace flexibility, and increased labor costs. We executed a voluntary early retirement program for certain qualified employees in 2023 and continued to meaningfully invest in our workforce. Workforce Demographics At Synovus, our employees are at the center of our culture and success and help us continue tomeet the evolving needs of our clients. As of December 31, 2023, Synovus had 4,879 employees, 216 of whichwere part-time employees, predominately located in our primarymarkets of Georgia, Florida, Alabama, South Carolina, and Tennessee. Compensation and Benefits Synovus strives to provide competitive compensation and benefits that meet the varying needs of employees, including market-competitive pay, healthcare benefits, short- and long-term incentive packages, a 401(k) plan with a dollar-for-dollar company match on employee contributions up to 5% of pay, an employee stock purchase plan, tuition assistance, andwellness and employee assistance programs.We provide additional resources to support our employees' mental health, family needs, and financial well-being. The Company's short- and long-term incentive programs are aligned with our strategy and key business objectives and are intended to motivate strong performance. Synovus engages in nationally recognized outside compensation salary surveys and utilizes the expertise of a nationally recognized outside executive compensation firm to objectively evaluate our compensation and benefits and benchmark them against industry peers and similarly situated organizations. Synovus periodically reviews compensation and benefits by grade level and position to verify similar positions are paid comparatively and to ensure that Synovus has a competitive and valuable offering to meet the well-being and needs of our employees. In addition to our competitive benefits packages, we offer enhanced work-life balance through hybrid and remote work opportunities in certain job roles. For the year ended December 31, 2023, total salaries and other personnel expense, which includes all compensation and benefits to our employees, totaled $728.4 million. See ‘‘Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-interest Expense’’ of this Report for further discussion of salaries and other personnel expense. Talent Acquisition, Development, and Retention The Company remains committed to creating a compelling work environment with abundant growth and career development opportunity. We continue our efforts to attract and retain the brightest and best talent. Of the approximately 1,154 open positions filled in 2023, 31% were filled by internal hires. Approximately 13%of our workforce received a promotion in 2023, consisting of 67%women and 36%people of color. Our commitment to our employees has resulted in a long-term workforce with an average tenure of eight years of service. We attribute our ability to attract and retain talent to several factors, including impactful work that affects the communities in which our employees live, strong leadership, availability of career advancement opportunities, and competitive and equitable total rewards. Synovus is committed to providing access to learning, development, and training opportunities that enable all employees to reach their full potential and to achieve the strategic goals of the Company. Synovus enables employees by providing access to in-person, virtual instructor-led, on demand, and curated learning opportunities to support skill development. This includes, but is not limited to, new hire orientation, role-based training programs, technical Part I ITEM 1. BUSINESS 4 SYNOVUS FINANCIAL CORP. - Form 10-K

training, and professional and leadership development. Synovus also encourages all employees to devote at least one hour a week for professional development. Moreover, Synovus believes in the importance of equipping leaders and has invested in developing leaders at every level. Our leadership development programs – Ignite, Connect, and Catalyst – focus on frontline leadership, senior leadership, and executive-level readiness through a tailored approach to development and succession planning. Synovus also supports and encourages its employees in external development opportunities. Synovus offers a tuition assistance program for employees seeking qualified undergraduate and graduate degrees and other continuing education programs. We also provide 100% tuition coverage for employees selected for specialty banking schools. Synovus continued to focus on employee engagement and culture in 2023. We received extremely high scores from our employees on the recently conducted employee engagement survey and continue to explore and focus on additional improvements through our ‘‘Voice of the TeamMember’’ action teams. In 2023, we achieved a Great Place to Work designation by the Great Place to Work Institute and were recognized again among Atlanta's TopWorkplaces by the Atlanta Journal Constitution and as a Forbes 2023 Best Bank in America. Moreover, Synovus won three Brandon Hall Excellence awards in 2023 in recognition of our Ignite and Catalyst leadership development programs and our customer care leadership and development program. A member of our executive leadership team again received national recognition for The Most Powerful Women to Watch while another senior leader received national recognition for The Most Powerful Women in Banking: Next 2023 from American Banker. Diversity, Equity, and Inclusion At Synovus, we value a diversity of backgrounds, experiences, thought, and perspective and strive to have a diverse workforce representative of the clients and communities we serve. As of December 31, 2023, 65% of our employees were women and 31% of our employees were people of color. In addition to our commitment to an overall diverse and balanced workforce and talent pipeline, we continue to focus on diversity in senior leadership. As a result of our endeavors, we continue to achieve steady progress with representation of women and people of color in senior leadership roles improving over the last six years to 39% and 18%, respectively, at the end of 2023. Moreover, women represent 50% and people of color represent 13% of our executive leadership team at the end of 2023. To continue to build and attract a diverse workforce, in 2023, Synovus continued to work with key organizations and partnerships to strengthen our recruiting efforts. We continued our campus recruiting efforts, executing a comprehensive campus recruitment strategy with a focus on diversity, deepening our relationships with historically black colleges and universities in our markets, hosting a diversity symposium, and increasing our focus on military recruitment. We also continued to work with such professional organizations as the Latin American Association Unidos in Finance and leveraged our numerous and varied employee resource groups for internal referrals. Moreover, we continued to focus on awareness and improvements in the diversity of our early talent internship and accelerated banker programs. As to the existing workforce, in 2023, Synovus continued its work toward increasing all dimensions of DEI across our employee population and all levels within the organization, engaging employee resource groups to assist with talent acquisition, development, and community outreach, and increasing our internal dialogue through forums, fireside chats, and listen and learn events. In 2023, we provided enhanced awareness and education to our employees around neurodiversity. In addition, all of our leadership programs include unconscious bias and/or DEI modules. In 2023, we also received recognition by GallantFew as a Gallant Corporation, working to provide specialized assistance and support to our veterans and those transitioning to the Company from military service. As part of our commitment to fair and equitable compensation for all employees, in 2023, Synovus conducted gender and ethnicity pay equity analysis to augment the ongoing pay equity work being conducted by the Company. Results of the analysis and the resulting nominal pay adjustments were shared with the Compensation and Human Capital Committee. Employee Health and Safety Synovus is committed to operating in a safe, secure, and responsible manner for the benefit of our employees, clients, and communities. Synovus provides a range of programs to improve the physical, financial, and emotional well-being of our employees, including a range of physical and mental health and wellness benefits, and strives to create a safe and healthy workplace for all employees. Supervision, Regulation, and Other Factors We are extensively regulated under federal and state law. The following is a brief summary that does not purport to be a complete description of all regulations that affect us or all aspects of those regulations. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions described below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company’s and Synovus Bank’s business. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us and Synovus Bank, are difficult to predict. Regulatory agencies may issue enforcement actions, policy statements, interpretive letters, and similar written guidance applicable to us or to Synovus Bank. Changes in applicable laws, regulations, or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on our and Synovus Bank’s business, operations, and earnings. Synovus Bank, Synovus Trust, and in some cases, we and our nonbank affiliates, must undergo regular examinations by the appropriate regulatory agency, which will examine for adherence to a range of legal and regulatory compliance responsibilities. A bank regulator conducting an examination has complete access to the books and records of the examined institution. The results of the examination are confidential. Supervision and regulation of banks, their holding companies, and affiliates is intended primarily for the protection of depositors and clients, the DIF of the FDIC, and the U.S. banking and financial system rather than holders of our securities. Part I ITEM 1. BUSINESS SYNOVUS FINANCIAL CORP. - Form 10-K 5

Regulation of the Company We are registered as a bank holding company with the Federal Reserve under the BHC Act and have elected to be treated as a financial holding company. As such, we are subject to comprehensive supervision and regulation by the Federal Reserve and are subject to its regulatory reporting requirements. Federal law subjects bank holding companies, such as the Company, to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements. In addition, the GA DBF regulates bank holding companies that own Georgia-chartered banks, such as us, under the bank holding company laws of the State of Georgia. Various federal and state bodies regulate and supervise our non-bank activities including our brokerage, investment advisory, and insurance agency activities. These include, but are not limited to, the SEC, the Financial Industry Regulatory Authority, federal and state banking regulators, and various state regulators of insurance and brokerage activities. Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees, and other parties participating in the affairs of a bank or bank holding company. Like all bank holding companies, we are regulated extensively under federal and state law. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, state banking regulators, the Federal Reserve, and separately the FDIC as the insurer of bank deposits have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or other resources, or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our regulators can require us or our subsidiaries to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, written agreements, and consent or cease and desist orders pursuant to which we would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions. If we become subject to and are unable to comply with the terms of any regulatory actions or directives, supervisory agreements or orders, then we could become subject to additional, heightened supervisory actions and orders, possibly including prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on our common stock and preferred stock. If our regulators were to take such supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such action could have a material negative effect on our business, reputation, operating flexibility, financial condition, and the value of our common stock and preferred stock. See ‘‘Part I - Item 1A. Risk Factors - Compliance and Regulatory Risk - We may become subject to supervisory actions and enhanced regulation that could have a material adverse effect on our business, reputation, operating flexibility, financial condition, and the value of our common stock and preferred stock’’ of this Report. Activity Limitations As a financial holding company, we are permitted to engage directly or indirectly in a broader range of activities than those permitted for a bank holding company that has not elected to be a financial holding company. Bank holding companies are generally restricted to engaging in the business of banking, managing, or controlling banks and certain other activities determined by the Federal Reserve to be closely related to banking. Financial holding companies may also engage in activities that are considered to be financial in nature, as well as those incidental or, if determined by the Federal Reserve, complementary to financial activities. If Synovus Bank ceases to be ‘‘well capitalized’’ or ‘‘well managed’’ under applicable regulatory standards, or if Synovus Bank receives a rating of less than satisfactory under the CRA, the Federal Reserve may, among other things, place limitations on our ability to conduct these broader financial activities or, if the deficiencies persist, require us to divest the banking subsidiary or the businesses engaged in activities permissible only for financial holding companies. In addition, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any nonbanking activity or terminate its ownership or control of any nonbank subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company. As further described below, each of the Company and Synovus Bank is well-capitalized under applicable regulatory standards as of December 31, 2023, and Synovus Bank has an overall rating of ‘‘Satisfactory’’ in its most recent CRA evaluation. Source of Strength Obligations A bank holding company, such as us, is required to act as a source of financial andmanagerial strength to its subsidiary bank. The term ‘‘source of financial strength’’ means the ability of a company, such as us, that directly or indirectly owns or controls an insured depository institution, such as Synovus Bank, to provide financial assistance to such insured depository institution in the event of financial distress. The appropriate federal banking agency for the depository institution (in the case of Synovus Bank, this agency is the Federal Reserve) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to Synovus Bank in the event of financial distress. If we were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by us to a federal bank regulatory agency to maintain the capital of Synovus Bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment. In addition, the FDIC provides that any insured depository institution generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled insured depository institution. Synovus Bank is an FDIC-insured depository institution and thus subject to these requirements. Acquisitions The BHC Act permits acquisitions of banks by bank holding companies, such that we and any other bank holding company, whether located in Georgia or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company. The Federal Reserve may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade unless the Part I ITEM 1. BUSINESS 6 SYNOVUS FINANCIAL CORP. - Form 10-K

anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider: (i) the financial and managerial resources of the companies involved, including pro forma capital ratios; (ii) the risk to the stability of the United States banking or financial system; (iii) the convenience and needs of the communities to be served, including performance under the CRA; and (iv) the effectiveness of the company in combatting money laundering. Change in Control Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company, such as the Company, or before acquiring control of any FDIC-insured bank, such as Synovus Bank. Upon receipt of such notice, the Federal Reserve may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a person or group acquires the power to vote 10% or more of our outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Companymay be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of our stock. Governance and Financial Reporting Obligations We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the PCAOB, and the NYSE. In particular, we are required to include management and independent registered public accounting firm reports on internal controls as part of our Annual Report on Form 10-K in order to comply with Section 404 of the Sarbanes-Oxley Act. We have evaluated our controls, including compliance with the SEC rules on internal controls, and have and expect to continue to spend significant amounts of time and money on compliance with these rules. Our failure to comply with these internal control rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the values of our securities. The assessments of our financial reporting controls as of December 31, 2023 are included in this Report under ‘‘Item 9A. Controls and Procedures.’’ The Federal Reserve also requires bank holding companies meeting certain asset size thresholds, such as us, to establish and maintain a risk committee of its board of directors and appoint a chief risk officer, each meeting certain requirements. Volcker Rule Section 13 of the BHC Act, commonly referred to as the ‘‘Volcker Rule,’’ generally prohibits us and our subsidiaries from (i) engaging in certain proprietary trading and (ii) acquiring or retaining an ownership interest in or sponsoring a ‘‘covered fund,’’ all subject to certain exceptions. The Volcker Rule also specifies certain limited activities in which we and our subsidiaries may continue to engage and requires us to maintain a compliance program. Incentive Compensation The Dodd-Frank Act required the federal banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, such as us and Synovus Bank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The federal banking agencies issued proposed rules in 2011 and previously issued guidance on sound incentive compensation policies. In 2016, the federal banking agencies and the SEC proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2023, these rules have not been implemented, although the SEC did adopt final rules implementing the clawback provisions of the Dodd-Frank Act in 2022, and the NYSE did adopt corresponding listing standards for clawback policies in 2023. We and Synovus Bank have undertaken efforts to ensure that our incentive compensation plans do not encourage inappropriate risks, consistent with three key principles - that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance. Other Regulatory Matters We and our subsidiaries are subject to oversight by the SEC, the FINRA, the PCAOB, the NYSE, and various state securities and insurance regulators. We and our subsidiaries have from time to time received requests for information from regulatory authorities in various states, including state attorneys general, securities regulators, and other regulatory authorities concerning our business practices. Such requests are considered incidental to the normal conduct of business. Capital Requirements We and Synovus Bank are required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the Federal Reserve may determine that a banking organization based on its size, complexity, or risk profile must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from nontraditional activities, as well as the institution’s exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution’s ability to manage those risks, are important factors that are to be taken into account in assessing an institution’s overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on our capital levels. We and Synovus Bank are subject to the following risk-based capital ratios: a CET1 risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total risk-based capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock plus retained earnings less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets, and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying Part I ITEM 1. BUSINESS SYNOVUS FINANCIAL CORP. - Form 10-K 7

Part I
ITEM 1. BUSINESS

subordinated debt and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain "high volatility" commercial real estate, past due assets, structured securities, and equity holdings.

The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average total consolidated assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks and bank holding companies is 4%.

In addition, effective January 1, 2019, the capital rules required a capital conservation buffer of 2.5% above each of the minimum risk-based capital ratio requirements (CET1, Tier 1, and total capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks, or make discretionary bonus payments to executive management without restriction.

The FDICIA, among other things, requires the federal bank regulatory agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDICIA imposes progressively more restrictive restraints on operations, management, and capital distributions depending on the category in which an institution is classified. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations, and are required to submit capital restoration plans for regulatory approval. A depository institution's holding company must guarantee any required capital restoration plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

To be well-capitalized, Synovus Bank must maintain at least the following capital ratios:

- 6.5% CET1 to risk-weighted assets;
- 8.0% Tier 1 capital to risk-weighted assets;
- 10.0% Total capital to risk-weighted assets; and
- 5.0% leverage ratio.

The Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules applicable to banks. For purposes of the Federal Reserve's Regulation Y, including determining whether a bank holding company meets the requirements to be a financial holding company, bank holding companies, such as the Company, must maintain a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater to be well-capitalized. Also, the Federal Reserve may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels depending upon general economic conditions and a bank holding company's particular condition, risk profile, and growth plans.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to meet minimum capital requirements could also result in restrictions on the Company's or Synovus Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.

In 2023, the Company's and Synovus Bank's regulatory capital ratios were above the applicable well-capitalized standards and met the capital conservation buffer. Based on current estimates, we believe that the Company and Synovus Bank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2024. As of December 31, 2023, the consolidated capital ratios of Synovus and Synovus Bank were as follows:

Table 1 – Capital Ratios as of December 31, 2023

	Synovus	Synovus Bank
CET1 capital ratio	10.22%	10.93%
Tier 1 risk-based capital ratio	11.28	10.93
Total risk-based capital ratio	13.07	12.29
Leverage ratio	9.49	9.21

See "Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources" and "Part II - Item 8. Financial Statements and Supplementary Data - Note 10 - Regulatory Capital" of this Report for further information.

On August 26, 2020, the federal banking regulators issued a final rule that allowed electing banking organizations that adopted CECL during 2020 to mitigate the estimated effects of CECL on regulatory capital for two years, followed by a three-year phase-in transition period. Synovus adopted CECL on January 1, 2020, and Synovus' December 31, 2023 regulatory capital ratios reflect Synovus' election of the five-year transition provision.

8 **SYNOVUS FINANCIAL CORP.** - *Form 10-K*

Payment of Dividends We are a legal entity separate and distinct from Synovus Bank and our other subsidiaries. Under the laws of the State of Georgia, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our Articles of Incorporation, or unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. In addition, we are also subject to federal regulatory capital requirements that effectively limit the amount of cash dividends that we may pay. The primary sources of funds for our payment of dividends to our shareholders are cash on hand and dividends from Synovus Bank and our non-bank subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that Synovus Bank may pay. Synovus Bank is a Georgia bank. Under the regulations of the GA DBF, a Georgia bank must have approval of the GA DBF to pay cash dividends if, at the time of such payment: • the ratio of Tier 1 capital to average total assets is less than 6%; • the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50% of its net income for the previous calendar year; or • its total adversely classified assets in its most recent regulatory examination exceeded 80% of its Tier 1 capital plus its allowance for loan losses. TheGeorgia Financial Institutions Code also contains restrictions on the ability of a Georgia bank to pay dividends other than from retained earnings without the approval of the GA DBF. As a result of the foregoing restrictions, Synovus Bank may be required to seek approval from the GA DBF to pay dividends. In addition, we and Synovus Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve has indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve has indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings. Under a Federal Reserve policy adopted in 2009, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer, or significantly reduce the bank holding company’s dividends if: • its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; • its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or • it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Regulation of the Bank Synovus Bank, which is a member of the Federal Reserve System, is subject to comprehensive supervision and regulation by the Federal Reserve, and is subject to its regulatory reporting requirements, as well as supervision and regulation by the GA DBF. As a member bank of the Federal Reserve System, Synovus Bank is required to hold stock in its district Federal Reserve Bank in an amount equal to 6% of its capital stock and surplus (half paid to acquire stock with the remainder held as a cash reserve). Member banks do not have any control over the Federal Reserve System as a result of owning the stock and the stock cannot be sold or traded. The annual dividend rate for member banks that are the size of Synovus Bank is based on a floating dividend rate tied to 10-year U.S. Treasuries with the maximum dividend rate capped at 6%. The deposits of Synovus Bank are insured by the FDIC up to applicable limits, and, accordingly, Synovus Bank is also subject to certain FDIC regulations, and the FDIC has backup examination authority and some enforcement powers over Synovus Bank. Synovus Trust, a subsidiary of Synovus Bank that provides trust services, is organized as a national trust bank and thus is subject to supervision and regulation by the OCC. In addition, as discussed in more detail below, Synovus Bank and any other of our subsidiaries that offer consumer financial products and services are subject to regulation and supervision by the CFPB. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain federal consumer financial protection law. Broadly, regulations applicable to Synovus Bank include limitations on loans to a single borrower and to its directors, officers, and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital ratios; the granting of credit under equal and fair conditions; the disclosure of the costs and terms of such credit; requirements to maintain reserves against deposits and loans; limitations on the types of investment that may be made by Synovus Bank; and requirements governing risk management practices. Subject to Federal Reserve approval and certain state filing requirements, Synovus Bank is permitted under federal law to branch on a de novo basis across state lines wherever the laws of that state would permit a bank chartered by that state to establish a branch. Transactions with Affiliates and Insiders Synovus Bank is subject to restrictions on extensions of credit and certain other transactions between Synovus Bank and the Company or any nonbank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10%of Synovus Bank’s capital and surplus, and all such transactions between Synovus Bank and the Company and all of its nonbank affiliates combined are limited to 20% of Synovus Bank’s capital and surplus. Part I ITEM 1. BUSINESS SYNOVUS FINANCIAL CORP. - Form 10-K 9

Loans and other extensions of credit from Synovus Bank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between Synovus Bank and the Company or any affiliate are required to be on an arm’s length basis. Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as Synovus Bank, to their directors, executive officers, and principal shareholders. FDIC Insurance Assessments and Depositor Preference Synovus Bank’s deposits are insured by the FDIC’s DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. Synovus Bank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit insurance assessments based on an institution’s average total consolidated assets less its average tangible equity, and applies one of four risk categories determined by reference to its capital levels, supervisory ratings, and certain other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. As of June 30, 2020, the DIF reserve ratio fell to 1.30%, below the statutory minimum of 1.35%. The FDIC, as required under the Federal Deposit Insurance Act, established a plan on September 15, 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. On October 18, 2022, the FDIC adopted an amended restoration plan to increase the likelihood that the reserve ratio would be restored to at least 1.35% by September 30, 2028. The FDIC's amended restoration plan increased the initial base deposit insurance assessment rate schedules uniformly by 2 bps, beginning with the first quarterly assessment period of 2023. The FDIC could further increase the deposit insurance assessments for certain insured depository institutions, including Synovus Bank, if the DIF reserve ratio is not restored as projected. In November 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the DIF associated with several bank failures that occurred during the first half of 2023. The assessment base for the special assessment is equal to a bank's uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion, to be collected at an annual rate of approximately 13.4 bps for an anticipated total of eight quarterly assessment periods, beginning with the first quarterly assessment period of 2024. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by a bank’s federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company. Standards for Safety and Soundness The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls; (ii) information systems and audit systems; (iii) loan documentation; (iv) credit underwriting; (v) interest rate risk exposure; and (vi) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans. Anti-Money Laundering A continued focus of governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing. The USA PATRIOT Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions such as broker-dealers, investment advisors, and insurance companies, and strengthened the ability of the U.S. government to help prevent, detect, and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including state member banks: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. Failure of a financial institution to comply with the USA PATRIOT Act’s requirements could have serious legal and reputational consequences for the institution. Synovus Bank has augmented its systems and procedures to meet the requirements of these regulations and will continue to revise and update its policies, procedures, and controls to reflect changes required by law. FinCEN has adopted rules that require financial institutions to obtain beneficial ownership information with respect to legal entities with which such institutions conduct business, subject to certain exclusions and exemptions. Bank regulators are focusing their examinations on anti-money laundering compliance, and we continue to monitor and augment, where necessary, our anti-money laundering compliance programs. Banking regulators will consider compliance with the USA PATRIOT Act’s money laundering provisions in acting uponmerger and acquisition proposals. Bank regulators routinely examine institutions for compliance with these obligations and have been active in imposing cease and desist and other regulatory orders and civil money penalties against institutions found to be violating these obligations. Sanctions for violations of the USA PATRIOT Act can be imposed in an amount equal to twice the sum involved in the violating transaction up to $1 million. On January 1, 2021, Congress passed federal legislation that made sweeping changes to federal anti-money laundering laws, including changes that will be implemented in subsequent years. Part I ITEM 1. BUSINESS 10 SYNOVUS FINANCIAL CORP. - Form 10-K

Economic Sanctions OFAC is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various executive orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring, or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If we find a name on any transaction, account, or wire transfer that is on an OFAC list, we must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and we must notify the appropriate authorities. Concentrations in Lending During 2006, the federal bank regulatory agencies released guidance on ‘‘Concentrations in Commercial Real Estate Lending’’ and advised financial institutions of the risks posed by CRE lending concentrations. The guidance requires that appropriate processes be in place to identify, monitor, and control risks associated with real estate lending concentrations. Higher allowances for loan losses and capital levels may also be required. The guidance is triggered when CRE loan concentrations exceed either: • total reported loans for construction, land development, and other land of 100% or more of a bank’s total risk-based capital; or • total reported loans secured bymultifamily and nonfarm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank’s total risk-based capital. This guidance also applies when a bank has a sharp increase in CRE loans or has significant concentrations of CRE secured by a particular property type. We have always had exposures to loans secured by CRE due to the nature of our markets and the borrowing needs of both consumer and commercial clients. We believe our long-term experience in CRE lending, underwriting policies, internal controls, and other policies currently in place, as well as our loan and credit monitoring and administration procedures, are generally appropriate in managing our concentrations as required under the guidance. Debit Interchange Fees Interchange fees, or ‘‘swipe’’ fees, are fees that merchants pay to credit card companies and card-issuing banks such as Synovus Bank for processing electronic payment transactions on their behalf. The maximum permissible interchange fee that a non-exempt issuer such as Synovus Bank may receive for an electronic debit transaction is the sum of 21 cents per transaction and 5 bps multiplied by the value of the transaction, subject to an upward adjustment of 1 cent if an issuer certifies that it has implemented policies and procedures reasonably designed to achieve the fraud-prevention standards set forth by the Federal Reserve. In addition, card issuers and networks are prohibited from entering into arrangements requiring that debit card transactions be processed on a single network or only two affiliated networks, and allows merchants to determine transaction routing. On October 25, 2023, the Federal Reserve proposed to lower the maximum interchange fee that a large debit card issuer can receive for a debit card transaction. The proposal would also establish a regular process for updating the maximum amount every other year going forward. We continue to monitor the development of these proposed rule revisions. Community Reinvestment Act Synovus Bank is subject to the provisions of the CRA, which imposes a continuing and affirmative obligation, consistent with safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The Federal Reserve’s assessment of Synovus Bank’s CRA record is made available to the public. CRA agreements with private parties must be disclosed and annual CRA reports must be made to the Federal Reserve. A bank holding company will not be permitted to become or remain a financial holding company and no new activities authorized under GLBmay be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a ‘‘satisfactory’’ CRA rating in its latest CRA examination. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis and illegal or abusive lending practices be considered in the CRA evaluation. Synovus Bank has a rating of ‘‘Satisfactory’’ in its most recent CRA evaluation. OnOctober 24, 2023, the OCC, Federal Reserve, and FDIC issued a final rule tomodernize their respective CRA regulations. The revised rules substantially alter themethodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026 and revised data reporting requirements taking effect January 1, 2027. Among other things, the revised rules evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, apply a metrics-based benchmarking approach to assessment, and clarify eligible CRA activities. The final rules are likely to make it more challenging and/or costly for the Bank to receive a rating of at least ‘‘Satisfactory’’ on its CRA exam. Privacy, Credit Reporting, and Data Security The GLB generally prohibits disclosure of non-public consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to clients annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the GLB. The GLB also directed federal regulators to prescribe standards for the security of consumer information. Synovus Bank is subject to such standards, as well as standards for notifying clients in the event of a security breach. Synovus Bank utilizes credit bureau data in underwriting activities. Use of such data is regulated under the Fair Credit Reporting Act and Regulation V on a uniform, nationwide basis, including credit reporting, prescreening, and sharing of information between affiliates and the use of credit data. The Fair and Accurate Credit Transactions Act, which amended the Fair Credit Reporting Act, permits states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of that Act. Clients must be notified when unauthorized disclosure involves sensitive client information that may be misused. On November 18, 2021, the federal banking agencies issued a new rule effective in 2022 that requires banks to notify their primary federal regulator within 36 hours of a ‘‘computer-security incident’’ that rises to the level of a ‘‘notification incident.’’ In addition, effective in December 2023, the SEC issued a new rule that requires registrants to disclosematerial cybersecurity incidents within four business days. The federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management standards among financial institutions. As a result, financial institutions, like Synovus and Synovus Bank, are expected to establish multiple lines of defense and to ensure their risk management processes address the risk posed by potential threats to the institution. A financial institution’s management is expected tomaintain sufficient Part I ITEM 1. BUSINESS SYNOVUS FINANCIAL CORP. - Form 10-K 11

processes to effectively respond and recover the institution’s operations after a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations if a critical service provider of the institution falls victim to this type of cyber-attack. In addition, effective in December 2023, the SEC enhanced and standardized the disclosure obligations related to a registrant's cybersecurity risk management, strategy, and governance. Our information security protocols are designed in part to adhere to the requirements of bank regulatory guidance and these enhanced SEC disclosure requirements. See ‘‘Part I - Item 1C. Cybersecurity’’ of this Report for additional information on cybersecurity. State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our clients are located. Anti-Tying Restrictions In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for them on the condition that (i) the client obtain or provide some additional credit, property, or services from or to the bank or bank holding company or their subsidiaries or (ii) the client not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. A bank may, however, offer combined-balance products and may otherwise offer more favorable terms if a client obtains two or more traditional bank products. The law also expressly permits banks to engage in other forms of tying and authorizes the Federal Reserve Board to grant additional exceptions by regulation or order. Also, certain foreign transactions are exempt from the general rule. Consumer Regulation Activities of Synovus Bank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that: • limit the interest and other charges collected or contracted for by Synovus Bank, including rules respecting the terms of credit cards and of debit card overdrafts; • govern Synovus Bank’s disclosures of credit terms to consumer borrowers; • require Synovus Bank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the communities it serves; • prohibit Synovus Bank from discriminating on the basis of race, creed, or other prohibited factors when it makes decisions to extend credit; • govern the manner in which Synovus Bank may collect consumer debts; and • prohibit unfair, deceptive, or abusive acts or practices in the provision of consumer financial products and services. Mortgage Regulation The CFPB adopted a rule that implements the ability-to-repay and qualified mortgage provisions of the Dodd-Frank Act (the ‘‘ATR/QM rule’’), which requires lenders to consider, among other things, income, employment status, assets, payment amounts, and credit history before approving a mortgage, and provides a compliance ‘‘safe harbor’’ for lenders that issue certain ‘‘qualified mortgages.’’ The ATR/QM rule defines a ‘‘qualified mortgage’’ to have certain specified characteristics and generally prohibits loans with negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years from being qualified mortgages. The rule also establishes general underwriting criteria for qualified mortgages, including that monthly payments be calculated based on the highest payment that will apply in the first five years of the loan and that the borrower have a total debt-to-income ratio that is less than or equal to 43%. While ‘‘qualified mortgages’’ will generally be afforded safe harbor status, a rebuttable presumption of compliance with the ability-to-repay requirements will attach to ‘‘qualified mortgages’’ that are ‘‘higher priced mortgages’’ (which are generally subprime loans). In addition, the securitizer of asset-backed securities must retain not less than 5% of the credit risk of the assets collateralizing the asset-backed securities, unless subject to an exemption for asset-backed securities that are collateralized exclusively by residential mortgages that qualify as ‘‘qualified residential mortgages.’’ The CFPB has also issued rules to implement requirements of the Dodd-Frank Act pertaining to mortgage loan origination (including with respect to loan originator compensation and loan originator qualifications) as well as integrated mortgage disclosure rules. In addition, the CFPB has issued rules that require servicers to comply with certain standards and practices with regard to error correction; information disclosure; force-placement of insurance; information management policies and procedures; requiring information about mortgage loss mitigation options be provided to delinquent borrowers; providing delinquent borrowers access to servicer personnel with continuity of contact about the borrower’s mortgage loan account; and evaluating borrowers’ applications for available lossmitigation options. These rules also address initial rate adjustment notices for adjustable-ratemortgages, periodic statements for residential mortgage loans, and prompt crediting of mortgage payments and response to requests for payoff amounts. Non-Discrimination Policies Synovus Bank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act (‘‘ECOA’’) and the Fair Housing Act (‘‘FHA’’), both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The Department of Justice (‘‘DOJ’’) and the federal bank regulatory agencies have issued an Interagency Policy Statement on Discrimination in Lending that provides guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has increased its efforts to prosecute what it regards as violations of the ECOA and FHA. Part I ITEM 1. BUSINESS 12 SYNOVUS FINANCIAL CORP. - Form 10-K

LIBOR OnMarch 15, 2022, Congress enacted the Adjustable Interest Rate (LIBOR) Act (the ‘‘LIBOR Act’’) to address references to LIBOR in contracts that: (i) are governed by U.S. law; (ii) will not mature before June 30, 2023; and (iii) lack fallback provisions providing for a clearly defined and practicable replacement for LIBOR. On December 16, 2022, the FRB adopted a final rule to implement the LIBOR Act by identifying benchmark rates based on SOFR that will replace LIBOR in certain financial contracts after June 30, 2023. As of the June 30, 2023 deadline, Synovus had made a concerted effort to eliminate LIBOR-based exposures by discontinuing the use of LIBOR in new business and by amending LIBOR-based contracts for legacy exposures to transition to other acceptable indexes. As of December 31, 2023, there was approximately $3million of loan exposures which were still accruing on LIBOR but which will transition to SOFR upon their next index reset period. Additionally, there are various other exposures, most notably derivatives, which will transition to SOFR upon the next reset period in a manner that is consistent with industry practice. In addition, one of the alternative successor benchmark rates to LIBOR, BSBY, will be permanently discontinued effective November 15, 2024. As of December 31, 2023, there was approximately $160 million of customer derivative exposure on BSBY and approximately $800 million of loan exposures accruing on BSBY. Actions are underway to modify these loans to alternative index rates or to convert these loans under existing fallback language. Synovus does not believe that significant further actions will be required as part of the effort to adhere to the industry LIBOR or BSBY transition. Available Information Our website address is www.synovus.com. We file with or furnish to the SEC Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and annual reports to shareholders, and, from time to time, amendments to these documents and other documents called for by the SEC. The reports and other documents filed with or furnished to the SEC are available to investors on or through our website at investor.synovus.com under the heading ‘‘Financial Information’’ and then under ‘‘SEC Filings.’’ These reports are available on our website free of charge as soon as reasonably practicable after we electronically file them with the SEC. In addition, the SEC maintains an internet website that contains reports, proxy and information statements and other information regarding issuers, such as Synovus, that file electronically with the SEC. The address of that website is www.sec.gov. We have adopted a Code of Business Conduct and Ethics for our directors, officers, and employees and have also adopted Corporate Governance Guidelines. Our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and the charters of our Board committees, as well as information on how to contact our Board of Directors, are available in the Corporate Governance Section of our website at investor.synovus.com/governance. We will post any waivers of our Code of Business Conduct and Ethics granted to our directors or executive officers on our website at investor.synovus.com. We include our website addresses throughout this filing only as textual references. The information contained on our website is not incorporated in this document by reference. Part I ITEM 1. BUSINESS SYNOVUS FINANCIAL CORP. - Form 10-K 13

ITEM 1A. RISK FACTORS This section highlights the material risks that we currently face. Please be aware that these risks may change over time and other risks may prove to be important in the future. New risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our business, financial condition, or results of operations or the trading price of our securities. Strategic Risk Competition in the financial services industry may adversely affect our future earnings and growth. We operate in a highly competitive environment and our profitability and future growth depends on our ability to compete successfully based on such factors as pricing, convenience, product offerings, technology, accessibility, quality of service, and client relationships. We face pricing competition for loans and deposits and, in order for us to compete for borrowers and depositors, we may be required to offer loans and deposits on terms less favorable to us, including lower rates on our loans and higher rates on our deposits. Certain of our competitors are larger and have more resources than we do, enabling them to bemore aggressive than us in competing across the financial services landscape and investing in new products, technology and services. In addition, the ability of non-bank competitors to provide services previously limited to commercial banks has intensified the competition we face. These non-bank competitors are not subject to the same extensive regulations that govern us and, therefore, may be able to operate with greater flexibility and lower cost structures. Non-bank competitors can also operate in areas or offer certain products that may be considered speculative or risky. This significant competition in making loans and attracting and retaining deposits as well as in providing other financial services may impact our future earnings and growth. Furthermore, the financial services industry could become even more competitive as a result of legislative, regulatory and technological changes, and continued consolidation. • While we cannot predict the actions of state or federal legislatures or regulators, there is increasing likelihood that the bank regulatory landscape could shift due to legislation or regulatory action. Any material change to federal or state banking laws, regulations, or enforcement position could result in increased competition or make it more difficult for banks of our size to compete, either broadly or in specific segments of our business. • Technology has lowered barriers to entry and made it possible for non-banks and smaller banks to offer products and services traditionally provided by larger banks. Competitors adopting new technologies or changes to consumer behaviors or expectations could require us to make significant expenditures to modify or make additions to our current products and services. • There has also been increasing consolidation among regional banks similar in size or larger than us resulting in even larger banks. The resulting larger banks, as well as many other banks that are larger than us, may be able to achieve economies of scale due to their size and, as a result, may be able to operate more efficiently than us and also offer a broader range of products and services than we do, as well as better pricing for those products and services. We may not realize the expected benefits from our strategic initiatives and other operational and execution goals, either in whole or in part, which could negatively impact our future profitability. In the current competitive banking environment, overall revenue growth must outpace operating costs, which requires the successful execution of both growth and efficiency initiatives. In addition, we must continue to implement strategies to grow our product and service offerings and keep pace with changing technologies and client expectations in order to realize continued earnings growth and to remain competitive with the other banks and non-bank financial services providers in the markets we serve. We are continuously implementing strategic initiatives to achieve growth, reduce expense, and unlock efficiencies. Our current initiatives include, but are not limited to, expanding our banking-as-a-service capabilities, growing our corporate and investment banking andmiddle market commercial banking divisions, developing certain digital asset capabilities and products, and investing in the bank of the future through automation, artificial intelligence, digital, and analytics. While we have realized growth and efficiency gains as a result of current and past initiatives, there is no guarantee that these initiatives will be successful in supporting growth or achieving the expected level of future savings and revenue enhancements that we anticipate. Additionally, any new service and product offerings, particularly digital offerings, will compete directly with other Synovus Bank product and service offerings. Consequently, any realized revenue from such growth initiatives may correspond to decreased revenue from other Synovus Bank product and service offerings. Furthermore, our strategic initiatives may result in an increase in expense, divert management attention, take away from other opportunities that may have proved more successful, negatively impact operational effectiveness or impact employee morale. In addition, management expects to continue to make strategic investments in technology and talent that are expected to improve our client experience and support future growth which will require an increase in our expenditures. There can be no assurance that we will ultimately realize the anticipated benefits of these strategic initiatives, or that these strategic initiatives will positively impact our organization. These initiatives may fail to meet our own or our client’s expectations and may fail to keep pace with bank and non-bank competition and we may realize significant losses as a result. Finally, changes to the bank regulatory landscape generally, but particularly with respect to digital product offerings and third-party service providers, could negatively impact and undermine the rationale behind several of our initiatives. The implementation of new lines of business, new products and services, and new technologies may subject us to additional risk. We have launched or enhanced a number of lines of business, products and services, and technologies, including, among others, those related to our banking-as-a-service capabilities, corporate and investment banking initiatives, treasury and payments solutions business, and asset-based and structured lending capabilities. An important part of our business strategy is to continue these efforts to implement new products, services, and technologies designed to better serve our clients and respond to digitization trends in banking. There are substantial risks and uncertainties associated with these efforts. Initial timetables for the introduction and development of new lines of business, new products or services, and/or new technologies may Part I ITEM 1A. RISK FACTORS 14 SYNOVUS FINANCIAL CORP. - Form 10-K

not be achieved and price and profitability targets may not prove feasible. Additionally, such new products, services, and technologies often increase our reliance on third-party service providers. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business, a new product or service, and/or new technologies. Furthermore, any new line of business, new product or service, and/or new technology could require the establishment of new key controls and other controls and have a significant impact on our existing system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business, products, or services could have a material adverse effect on our business and, in turn, our financial condition and results of operations. We may pursue bank and non-bank acquisition opportunities as they arise. However, even if we identify attractive acquisition opportunities, we may not be able to complete such acquisitions on favorable terms or realize the anticipated benefits from such acquisitions. While we continue to focus on organic growth opportunities, we may pursue attractive bank or non-bank acquisition and consolidation opportunities that arise in our core markets and beyond. The number of financial institutions headquartered within our footprint and across the country continues to decline through merger and other consolidation activity. In the event that attractive acquisition opportunities arise, we would likely face competition for such acquisitions from other banking and financial companies, many of which have significantly greater resources andmay have more attractive valuations. This competition could either prevent us from being able to complete attractive acquisition opportunities or increase prices for potential acquisitions which could reduce our potential returns and reduce the attractiveness of these opportunities. Furthermore, even if we are able to identify and complete acquisitions, the terms of such acquisitions may not be favorable to us or we may fail to realize the anticipated benefits from such acquisitions. In addition, all acquisitions are subject to various regulatory approvals, and if we were unable (or there was a perception that we would be unable) to obtain such approvals for any reason, including due to any actual or perceived capital, liquidity, profitability, or regulatory compliance issues, it would impair our ability to consummate acquisitions. Any acquisition could also be dilutive to our earnings and shareholders’ equity per share of our common stock. Operational Risk Failure to attract and retain employees may adversely impact our ability to successfully execute our growth and efficiency strategies. Our financial success depends upon our ability to attract and retain diverse, highly motivated, and well-qualified personnel that we rely on to execute all aspects of our business. We face increasingly significant competition in the recruitment of qualified employees at all levels from financial institutions and others. Moreover, the banking industry continues to transform due to technological innovation, increased demand for workplace flexibility, and competition for talent from non-bank financial services providers, and our ability to recruit and retain qualified individuals that bring a diversity of perspective and innovative thinking to our teams is both more difficult and more necessary. These trends, combined with labor shortages, have resulted in generally increased labor costs. Such trends may continue in the near term, which may result in further challenges in hiring and retaining employees throughout the organization. Wemust continually assess and manage how our talent needs change over time and failure to meet such needs may have a negative impact on our ability to compete. In addition, our future growth and the continued diversification of our loan portfolio depends, in part, on our ability to attract and retain the right mix of well-qualified employees. If we are unable to attract and retain qualified employees, our ability to execute our business strategies may suffer and we may be required to substantially increase our overall compensation or benefits to attract and retain such employees. Furthermore, we generally do not have employment agreements with our frontline employees, management team, or other key employees and cannot guarantee that our employees will remain with us. The unexpected loss of services of one or more of our key personnel, especially members of our senior management team, could have a material adverse impact on the business because we would lose their skills, knowledge of the market, and years of industry experience and may have difficulty promptly finding qualified replacement personnel. In addition, the unexpected loss or inability to hire or retain branch-level employees could have amaterial adverse impact on our ability to increase deposits, generate frontline revenue, and properly service our clients. Furthermore, we have had a number of employee changes resulting from our voluntary early retirement program in 2023 and certain leadership changes over the last several years. Such changes can be inherently difficult to manage, and an inadequate transition may cause disruption to our business, including our relationships with our clients, suppliers, vendors, and employees. It may also make it more difficult for us to hire and retain key employees. In addition, any failure to ensure the effective transfer of knowledge and a smooth leadership transition could hinder our strategic planning, execution, and future performance. The financial services market is undergoing rapid technological changes, and if we are unable to stay current with those changes, we will not be able to effectively compete. The financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services, primarily related to increased digitization of banking services and capabilities (including those related to or involving artificial intelligence, machine learning, blockchain, and other technologies) and increased demand for mobile banking solutions. Our future success will depend, in part, on our ability to keep pace with these technological changes and to use technology to satisfy and grow client demand for our products and services and to create additional efficiencies in our operations. Our substantial investments in digital banking solutions, technology, and information systems will increase our dependency on third-party service providers and such investments may underperform expectations and could result in unexpected losses. Some of our competitors have substantially greater resources to invest in technological improvements and have invested more heavily than us, and will continue to be able to do so, in developing and adopting new technologies, which may put us at a competitive disadvantage. Some of these competitors consist of financial technology providers who are beginning to offer more traditional banking products and may either acquire a bank charter or obtain a bank-like charter, such as the Fintech charter provided by the OCC. We may not be able to effectively implement new technology-driven products and services, be successful in marketing these products and services to our clients or keep pace with our competitors in this arena. As a result, our ability to effectively compete to retain or acquire new business may be impaired, and our business, financial condition, or results of operations may be adversely affected. Part I ITEM 1A. RISK FACTORS SYNOVUS FINANCIAL CORP. - Form 10-K 15

Wemay not be able to successfully implement current or future information technology system enhancements and operational initiatives, which could adversely affect our business operations and profitability. We continue to invest significant resources in our core information technology systems, including by deepening and expanding our use of cloud-based applications, in order to provide functionality and security at an appropriate level, and to improve our operating efficiency and to streamline our client experience. These initiatives significantly increase the complexity of our relationships with third-party service providers and such relationships may be difficult to unwind. We may not be able to successfully implement and integrate such system enhancements and initiatives, which could adversely impact our ability to comply with a number of legal and regulatory requirements, which could result in sanctions from regulatory authorities. In addition, these projects could have higher than expected costs and/or result in operating inefficiencies, which could increase the costs associatedwith the implementation as well as ongoing operations. Failure to properly utilize system enhancements that are implemented in the future could result in impairment charges that adversely impact our financial condition and results of operations, could result in significant costs to remediate or replace the defective components, and could impact our ability to compete. In addition, wemay incur significant training, licensing, maintenance, consulting, and amortization expense during and after implementation, and any such costs may continue for an extended period of time. As such, we cannot guarantee that the anticipated long-term benefits of these system enhancements and operational initiatives will be realized. We rely extensively on information technology systems to operate our business and an interruption or security breach may disrupt our business operations, result in reputational harm, and have an adverse effect on our operations. As a complex financial institution, we rely extensively on our information technology systems to operate our business, including to process, record, and monitor a large number of client transactions on a continuous basis. As client, public, and regulatory expectations regarding operational and information security have increased, our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting, data processing systems, or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. For example, there could be sudden increases in client transaction volume; electrical or telecommunications outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and, as described below, cyber-attacks. While we have policies, procedures, and systems designed to prevent or limit the effect of possible failures, interruptions, or breaches in security of information systems and business continuity programs designed to provide services in the case of such events, there is no guarantee that these safeguards or programs will address all of the threats that continue to evolve. We face significant cyber and data security risk that could result in the disclosure of confidential information, adversely affect our business or reputation, and expose us to significant liabilities. As a complex financial institution, we are under continuous threat of loss due to cyber-attacks. This risk continues to increase, and attack methods continue to evolve in sophistication, velocity, and frequency and can occur from a variety of sources, such as foreign governments, hacktivists, or other well-financed entities, and may originate from less regulated and remote areas of the world. Furthermore remote working environments for both Synovus and many of our clients has heightened these risks. We continually review the security of our IT systems and make the necessary investments to improve the resiliency of our systems and their security from attack. Nonetheless, there remains the risk that we may be materially harmed by a cyber-attack or information security breach. Further, there is no guarantee that our response to any cyber-attack or system interruption, breach, or failure will be effective to mitigate and remediate the issues resulting from such an event, including the costs, reputational harm, and litigation challenges that we may face as a result. Data privacy laws also continue to evolve, with states increasingly proposing or enacting legislation that relates to data privacy and data protection. We may be required to incur additional expense to comply with these evolving regulations and could face penalties for violating any of these regulations. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive client data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from client or our accounts. Any loss of sensitive client data that results from attempts to breach our systems, such as account numbers and social security numbers, would present significant reputational, legal, and/or regulatory costs to us. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our clients. While we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, we have been the subject of attempted hacking and cyber-attacks and there can be no assurance that we will not suffer such significant losses in the future. The occurrence of any cyber-attack or information security breach could result in material adverse consequences to us including damage to our reputation, disclosure obligations, the loss of clients, and violations of applicable data privacy laws. We also could face litigation and regulatory action. Litigation or regulatory actions in turn could lead to significant liability or other sanctions, including fines and penalties or reimbursement to clients adversely affected by a security breach. Even if we do not suffer any material adverse consequences as a result of events affecting us directly, successful attacks or systems failures at other large financial institutions could lead to a general loss of client confidence in financial institutions including us. Fraud remains an elevated risk for us and for all banks, and as such, we may experience increased losses due to fraud. In recent years, fraud risk continued to be a significant risk for us and for all banks. Card fraud and deposit fraud (check kiting, wire fraud, etc.) continue to be significant sources of fraud attempts and losses in our consumer banking business. Moreover, our commercial clients have experienced increased levels of financial fraud risk as well, often requiring our involvement and assistance because of our banking relationship with these clients. The methods used to perpetrate and combat fraud continue to evolve as technology changes and more tools for access to financial services emerge, such as real-time payments. In addition to cybersecurity risks, new techniques have made it easier for bad actors to obtain and use client personal information, mimic signatures, and otherwise create false documents that look genuine. Fraud schemes are broad and can include debit card/credit card fraud, check fraud, NSF fraud, mechanical devices attached to ATM machines, social engineering and phishing attacks to obtain personal information, impersonation of our clients through the use of falsified or stolen credentials, employee fraud, information fraud, and other malfeasance. Criminals are turning to new sources to steal personally identifiable information in order to impersonate our clients to commit fraud. Part I ITEM 1A. RISK FACTORS 16 SYNOVUS FINANCIAL CORP. - Form 10-K

Our anti-fraud actions are both preventative (anticipating lines of attack, educating employees and clients, making operational changes) and responsive (remediating actual attacks). We have established policies, processes, and procedures to identify, measure, monitor, mitigate, report, and analyze these risks. We continue to invest in systems, resources, and controls to detect and prevent fraud. There are inherent limitations, however, to our risk management strategies, systems, and controls as they may exist, or develop in the future. We may not appropriately anticipate, monitor, or identify these risks. If our riskmanagement framework proves ineffective, we could suffer unexpected losses, wemay have to expend resources detecting and correcting the failure in our systems, and wemay be subject to potential claims from third parties and government agencies. Wemay also suffer reputational damage. Any of these consequences could adversely affect our business, financial condition, or results of operations. Our regulators require us to report fraud promptly, and regulators often advise banks of new schemes to enable the entire industry to adapt as quickly as possible. However, some level of fraud loss is unavoidable, and the risk of loss cannot be eliminated. If our enterprise riskmanagement framework is not effective atmitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected. Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing shareholder value. We have established processes and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which we are subject, including strategic, market, credit, liquidity, capital, cybersecurity, operational, regulatory compliance, litigation, and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. For example, the financial and credit crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected. Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance. Our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring, and retaining and providing growth opportunities for employees who share our core values of being an integral part of the communities we serve, delivering superior service to our clients, caring about our clients and employees, and investing in our information technology and other systems. If our reputation is negatively affected by the actions of our employees or otherwise, including as a result of operational, clerical, or record-keeping errors, or those resulting from faulty or disabled computer or telecommunications systems or a successful cyber-attack against us or other unauthorized release or loss of client information, our reputation, business, and our operating results may be materially adversely affected. Damage to our reputation could also negatively impact our credit ratings and impede our access to the capital markets. We rely on other companies to provide key components of our business infrastructure. Third parties provide key components of our business operations such as our core technology infrastructure, cloud-based operations, data processing, recording and monitoring transactions, online banking interfaces and services, internet connections, and network access. We have selected these third-party vendors carefully and have conducted the due diligence consistent with regulatory guidance and best practices. While we have ongoing programs to review third-party vendors and assess risk, we do not control their actions. Any problems caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, issues at a third-party vendor of a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor, failure of a vendor to provide services for any reason, or poor performance of services, could adversely affect our ability to deliver products and services to our clients and otherwise conduct our business. Financial or operational difficulties of a third-party vendor could also hurt our operations if those difficulties interfere with the vendor's ability to serve us. Furthermore, our vendors could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints. Replacing these third-party vendors could also create significant delay and expense. Accordingly, use of such third parties creates an unavoidable inherent risk to our business operations. Our digital services growth initiatives, core technology upgrades, and digital asset initiatives constitute specific increases in third-party risk as such initiatives are distinctly dependent on the performance of our third-party partners. As an issuer of credit and debit cards we are exposed to losses in the event that holders of our cards experience fraud on their card accounts. Our clients regularly use Synovus-issued credit and debit cards to pay for transactions with retailers and other businesses. There is the risk of data security breaches at these retailers and other businesses that could result in the misappropriation of our clients’ credit and debit card information. We also may nonetheless suffer losses associated with reimbursing our clients for fraudulent transactions on clients’ card accounts, as well as for other costs related to data security compromise events, such as replacing cards associated with compromised card accounts. In addition, we provide card transaction processing services to somemerchant clients under agreements we have with payment networks such as Visa andMasterCard. Under these agreements, we may be responsible for certain losses and penalties if one of our merchant clients suffers a data security breach. Our independent sales organization relationships are complex and may expose us to losses. We maintain relationships with a number of ISOs, which generally act as intermediaries for third-party companies that want to develop the capacity to accept payment cards. ISO activities include, among other things, acquiring and issuing functions, soliciting merchants and other clients, soliciting cardholders, underwriting and monitoring, arranging for terminal leases or purchases, account and transaction processing, and client service. We face risks related to our oversight and supervision of the ISO program (including compliance and reputational monitoring) as well as to the reputation and financial viability of the ISOs with which we do business. Any failure by us to appropriately oversee and supervise our ISO program could damage our reputation, result in regulatory or compliance issues, result in third-party litigation, and cause financial losses to us. Further, our ISO program is highly dependent upon the activities and financial viability of our ISO counter-parties, and any negative developments at the ISOs may present financial losses and other risk to us. Part I ITEM 1A. RISK FACTORS SYNOVUS FINANCIAL CORP. - Form 10-K 17

The costs and effects of litigation, investigations or similar matters involving us or other financial institutions or counterparties, or related adverse facts and developments, could materially affect our business, operating results, and financial condition. We may be involved from time to time in a variety of litigation, investigations, inquiries, or similar matters arising out of our business, including those described in ‘‘Part I - Item 3. Legal Proceedings’’ and ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 14 - Commitments and Contingencies’’ of this Report. Furthermore, litigation against banks tend to increase during economic downturns and periods of credit deterioration which may occur or worsen as a result of the current economic uncertainty. We manage these risks through internal controls, employee training, insurance, litigation management, our compliance and ethics processes, and other means. However, the commencement, outcome, and magnitude of litigation cannot be predicted or controlled with any certainty. We establish reserves for legal claims when payments associated with the claims become probable and the losses can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. For those legal matters where the amounts associated with the claims are not probable and the costs cannot be reasonably estimated, Synovus estimates a range of reasonably possible losses. As of December 31, 2023, Synovus' management currently estimates the aggregate range of reasonably possible losses resulting from our outstanding litigation, including, without limitation, the matters described in this Report, is from zero to $10 million in excess of the amounts accrued, if any, related to those matters. This estimated aggregate range is based upon information currently available to us, and the actual losses could prove to be higher. As there are further developments in these legal matters, we will reassess these matters and the estimated range of reasonably possible losses may change as a result of this assessment. In addition, in the future, we may need to record additional litigation reserves with respect to these matters. Further, regardless of how these matters proceed, it could significantly harm our reputation and divert our management's attention and other resources away from our business. Our insurance may not cover all claims that may be asserted against us and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition, and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all. Credit and Liquidity Risk Changes in interest rates may have an adverse effect on our net interest income. Net interest income, which is the difference between the interest income that we earn on interest-earning assets and the interest expense that we pay on interest-bearing liabilities, is a major component of our income and our primary source of revenue from our operations. Narrowing of interest rate spreads could adversely affect our earnings and financial condition. We cannot control or predict with certainty changes in interest rates. Regional and local economic conditions, competitive pressures, and the policies of regulatory authorities, including monetary policies of the FRB, affect interest income and interest expense. Beginning in early 2022 and through July 2023, in response to growing signs of inflation, the FRB increased interest rates rapidly and made a number of adjustments to monetary policy and liquidity, including quantitative tightening and other balance sheet actions. Rising interest rates can have a negative impact on our business by reducing the amount of money our clients borrow or by adversely affecting their ability to repay outstanding loan balances that may increase due to adjustments in their variable rates. In addition, as interest rates rise, we may have to offer more attractive interest rates to depositors to compete for deposits, or pursue other sources of liquidity, such as wholesale funds. On the other hand, decreasing interest rates reduce our yield on our variable rate loans and on our new loans, which reduces our net interest income. In addition, lower interest rates may reduce our realized yields on investment securities which would reduce our net interest income and cause downward pressure on net interest margin in future periods. A significant reduction in our net interest income could have a material adverse impact on our capital, financial condition, and results of operations. Although the FRB increased the target federal funds rate throughout 2022 and 2023 to combat inflationary trends, the FRB held the federal funds rate steady in December 2023 for the third consecutive meeting and indicated that the rate is likely to be decreased in 2024 and beyond. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply, and other changes in financial markets. We have ongoing policies and procedures designed to manage the risks associated with changes in market interest rates and actively manage these risks through hedging and other risk mitigation strategies. However, if our assumptions are wrong or overall economic conditions are significantly different than anticipated, our risk mitigation techniques may be ineffective or costly. Changes in the cost and availability of funding due to changes in the deposit market and credit market may adversely affect our capital resources, liquidity, and financial results. In managing our consolidated balance sheets, we depend on access to a variety of sources of funding to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, and to accommodate the transaction and cash management needs of our clients. In addition to core deposits, sources of funding available to us and upon which we rely as regular components of our liquidity and funding management strategy include borrowings from the FHLB and brokered deposits. In general, the amount, type, and cost of our funding, including from other financial institutions, the capital markets, and deposits, directly impacts our costs of operating our business and growing our assets and can therefore positively or negatively affect our financial results. A number of factors could make funding more difficult, more expensive, or unavailable on any terms, including, but not limited to, a downgrade in our credit ratings, financial results, changes within our organization, specific events that adversely impact our reputation, disruptions in the capital markets, specific events that adversely impact the financial services industry, counterparty availability, recently proposed changes to the FHLB Part I ITEM 1A. RISK FACTORS 18 SYNOVUS FINANCIAL CORP. - Form 10-K

system, changes affecting our assets, the corporate and regulatory structure, interest rate fluctuations, general economic conditions, and the legal, regulatory, accounting, and tax environments governing our funding transactions. Also, we compete for funding with other banks and similar companies, many of which are substantially larger, and have more capital and other resources. In addition to bank level liquidity management, we must manage liquidity at the Parent Company for various needs including potential capital infusions into subsidiaries, the servicing of debt, the payment of dividends on our common stock and preferred stock, and share repurchases. The primary source of liquidity for us consists of dividends from Synovus Bank which are governed by certain rules and regulations of our supervising agencies. Synovus' ability to receive dividends from Synovus Bank in future periods will depend on a number of factors, including, without limitation, Synovus Bank's future profits, asset quality, liquidity, and overall condition. In addition, GA DBF rules and related statutes contain additional restrictions on payments of dividends by Synovus Bank. In particular, the Georgia Financial Institutions Code contains restrictions on the ability of a Georgia bank to pay dividends other than from retained earnings and under other circumstances without the approval of the GA DBF. As a result of these restrictions, Synovus Bank may be required to seek approval from the GA DBF to pay dividends. If Synovus does not receive dividends from Synovus Bank as needed, its liquidity could be adversely affected, and it may not be able to continue to execute its current capital plan to return capital to its shareholders. In addition to dividends from Synovus Bank, we have historically had access to a number of alternative sources of liquidity, including the capital markets, but there is no assurance that we will be able to obtain such liquidity on terms that are favorable to us, or at all. If our access to these traditional and alternative sources of liquidity is diminished or only available on unfavorable terms, then our overall liquidity and financial condition will be adversely affected. If Synovus Bank loses or is unable to grow and retain its deposits, it may be subject to liquidity risk and higher funding costs. The total amount that we pay for funding costs is dependent, in part, on Synovus Bank’s ability to grow and retain its deposits. If Synovus Bank is unable to sufficiently grow and retain its deposits at competitive rates to meet liquidity needs, it may be subject to paying higher funding costs to meet these liquidity needs. Synovus Bank competes with banks and other financial services companies for deposits. As a result of monetary policy and the broader market for interest rates and funding, we were required to raise rates on many of our deposits in 2023 to keep pace with our competition. Moreover, Synovus Bank’s funding costs may increase further in the near term. If Synovus Bank were to lose deposits, it must rely on more expensive sources of funding. This could result in a failure to maintain adequate liquidity and higher funding costs, reducing our net interest margin and net interest income. In addition, our access to deposits may be affected by the liquidity needs of our depositors. In particular, a substantial majority of our liabilities in 2023 were checking accounts and other liquid deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial majority of our assets were loans, which cannot be called or sold in the same time frame. Moreover, our clients could withdraw their deposits in favor of alternative investments. While we have historically been able to replace maturing deposits and advances as necessary, we may not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. Our allowance for credit losses may not cover actual losses, and we may be required to materially increase our allowance, which may adversely affect our capital, financial condition, and results of operations. We derive the most significant portion of our revenue from our lending activities. When we lend money, commit to lend money, or enter into a letter of credit or other contract with a counterparty, we incur credit risk, which is the risk of losses if our borrowers do not repay their loans or our counterparties fail to perform according to the terms of their contracts. We estimate and maintain an allowance for credit losses, which is a reserve established through a provision for credit losses charged to expense, representing management's best estimate of life of loan credit losses within the existing portfolio of loans and related unfunded commitments, as described under ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies’’ and ‘‘Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Allowance for Credit Losses’’ in this Report. The allowance, in the judgment of management, is established to reserve for estimated credit losses and risks inherent in the loan portfolio. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires the use of both qualitative and quantitative information, including estimates, assumptions, and quantitative modeling techniques, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of non-accrual loans, changes in assumptions regarding a borrower's ability to pay, changes in collateral values, and other factors, both within and outside of our control, may cause the allowance for credit losses to become inadequate and require an increase in the provision for credit losses. We expect that the allowance for credit losses under the CECL standard to bemore volatile and as such could have an impact on our results of operations. For a discussion of changes in accounting standards and regulatory capital implications, see ‘‘Part I - Item 1. Business - Supervision, Regulation, and Other Factors - Capital Requirements.’’ Various regulatory agencies, as an integral part of their examination procedures, periodically review the allowance as well as the supporting methods and processes. Based on their judgments about information available to them at the time of their examination, such agencies may require us to recognize additions to the allowance or additional loan charge offs. An increase in the allowance for credit losses would result in a decrease in net income and capital and could have a material adverse effect on our capital, financial condition and results of operations. Changes in our asset quality could adversely affect our results of operations and financial condition. Asset quality measures the performance of a borrower in repaying a loan, with interest, on time. While we believe that we manage asset quality through prudent underwriting practices and collection operations, it is possible that our asset quality could deteriorate, depending upon economic conditions and other factors. Our asset quality generally remains strong, but further economic disruption could negatively impact asset quality in future periods, particularly as to those borrowers in certain adversely and disproportionately impacted industries. Part I ITEM 1A. RISK FACTORS SYNOVUS FINANCIAL CORP. - Form 10-K 19

We could realize losses if we determine to sell non-performing assets and the proceeds we receive are lower than the carrying value of such assets. Distressed asset sales have been a component of our strategy to further strengthen the consolidated balance sheets, improve asset quality, and enhance earnings. We could realize future losses if the proceeds we receive upon dispositions of non-performing assets are lower than the recorded carrying value of such assets, which could adversely affect our results of operations in future periods. Accordingly, we could realize an increased level of credit costs in any period during which we determine to dispose of an increased level of distressed assets. Further, if market conditions deteriorate, this could negatively impact our ability to dispose of distressed assets and may result in higher credit losses on sales of distressed assets. We may not be able to generate sufficient cash to service all of our debt and repay maturing debt obligations. As of December 31, 2023, we and our consolidated subsidiaries had $1.93 billion of long-term debt outstanding. Our ability to make scheduled payments of principal and interest or to satisfy our obligations in respect of our debt, to refinance our debt, or to fund capital expenditures will depend on our future financial and operating performance and our ability to maintain adequate liquidity. Prevailing economic conditions (including interest rates), and regulatory constraints, including, among other things, distributions to us from our subsidiaries and required capital levels with respect to our subsidiary bank and financial subsidiaries, business, and other factors, many of which are beyond our control, may also affect our ability to meet these needs. We may not be able to generate sufficient cash flows from operations or obtain future borrowings in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on maturity, and we may not be able to refinance any of our debt when needed on commercially reasonable terms or at all. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay investments in our business, sell assets, seek to obtain additional equity or debt financing, or restructure our debt on terms that may not be favorable to us. We may be unable to pay dividends on our common stock and preferred stock. Holders of our common stock and preferred stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically paid a quarterly cash dividend to the holders of our common stock and preferred stock, we are not legally required to do so. Further, the Federal Reserve could decide at any time that paying any dividends on our common stock or preferred stock could be an unsafe or unsound banking practice. The reduction or elimination of dividends paid on our common stock or preferred stock could adversely affect the market price of our common stock or preferred stock, as applicable. In addition, if we fail to pay dividends on our preferred stock for six quarters, whether or not consecutive, the holders of such preferred stock shall be entitled to certain rights to elect two directors to our Board of Directors. For a discussion of current regulatory limits on our ability to pay dividends, see ‘‘Part I - Item 1. Business - Supervision, Regulation, and Other Factors - Payment of Dividends’’ and ‘‘Part I - Item 1A - Risk Factors - Compliance and Regulatory Risk - We may become subject to supervisory actions and enhanced regulation that could have a material adverse effect on our business, reputation, operating flexibility, financial condition, and the value of our common stock and preferred stock’’ in this Report for further information. Compliance and Regulatory Risk The fiscal and monetary policies of the federal government and its agencies could have a material adverse effect on our earnings. The Federal Reserve Board regulates the supply of money and credit in the U.S. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect our net interest margin. They can also materially decrease the value of financial assets we hold. Federal Reserve policies may also adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans, or could adversely create asset bubbles which result from prolonged periods of accommodative policy. This, in turn, may result in volatile markets and rapidly declining collateral values. The monetary policies of the Federal Reserve and other governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Because of changing conditions in the national and international economies and in the money markets, as well as the result of actions by monetary and fiscal authorities, all of which are beyond our control, it is not possible to predict with certainty future changes in interest rates, deposit levels, loan demand, or the business and results of operations of Synovus and Synovus Bank, or whether changing economic conditions will have a positive or negative effect on operations and earnings. Also, potential new taxes or increased taxes on corporations generally, or on financial institutions specifically, could adversely affect our net income. The banking industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a significant adverse effect on our business, financial condition, or results of operations. The banking industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, clients, federal deposit insurance funds, and the banking system as a whole, not for the protection of our shareholders and creditors. We and Synovus Bank are subject to regulation and supervision by the Federal Reserve, the GA DBF, and the CFPB, among others. The laws and regulations applicable to us govern a variety of matters, including permissible types, amounts, and terms of loans and investments we may make, the maximum interest rate that may be charged, the amount of reserves Synovus Bank must hold against deposits it takes, the types of deposits Synovus Bank may accept and the rates it may pay on such deposits, maintenance of adequate capital and liquidity, changes in the control of the company and Synovus Bank, restrictions on dividends, and establishment of new offices by Synovus Bank. We incur significant, recurring costs to comply with all applicable regulations and there is no guarantee that our compliance programs will ensure compliance with all applicable regulations. We must obtain approval from our regulators before engaging in certain activities, and there can be no assurance that any regulatory approvals we may require will be obtained, either in a timely manner or at all. In addition, new technologies could make regulatory compliance more challenging. Remaining compliant and receiving regulatory approvals is dependent on our ability to improve and develop our technological capabilities. Our regulators also have the ability to compel us to, or restrict Part I ITEM 1A. RISK FACTORS 20 SYNOVUS FINANCIAL CORP. - Form 10-K

us from, taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties, or damage to our reputation, all of which could have amaterial adverse effect on our business, financial condition, or results of operations. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on our business, financial condition, or results of operations. These changes may result in increased costs of doing business and decreased revenue and net income, may reduce our ability to effectively compete to attract and retain clients, or make it less attractive for us to continue providing certain products and services. We expect regulatory bodies such as the CFPB and FDIC to continue to take a more aggressive enforcement stance and increase their focus and scrutiny on all consumer facing financial institutions. Any future changes in federal and state law and regulations, as well as the interpretations and implementations of such laws and regulations and enforcement practices, could affect us in substantial and unpredictable ways, including those listed above, impact the regulatory structure under which we operate, significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and modify our business strategy, limit our ability to pursue business opportunities in an efficient manner, or other ways that could have a material adverse effect on our business, financial condition, or results of operations. We may become subject to supervisory actions and enhanced regulation that could have a material adverse effect on our business, reputation, operating flexibility, financial condition, and the value of our common stock and preferred stock. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, state banking regulators, the Federal Reserve, and separately the FDIC as the insurer of bank deposits, each has the authority to compel or restrict certain actions on our part if any of them determine that we have insufficient capital or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. In addition to examinations for safety and soundness, we and our subsidiaries also are subject to continuous examination by state and federal banking regulators, including the CFPB, for compliance with various laws and regulations, as well as consumer compliance initiatives. As a result of this regulatory oversight and examination process, our regulators may require us to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, written agreements, and consent or cease and desist orders, pursuant to which we could be required to take identified corrective actions to address cited concerns, or to refrain from taking certain actions. If we become subject to and are unable to comply with the terms of any future regulatory actions or directives, supervisory agreements, or orders, then we could become subject to additional, heightened supervisory actions and orders, possibly including consent orders, prompt corrective action restrictions, and/or other regulatory actions, including prohibitions on the payment of dividends on our common stock and our preferred stock. If our regulators were to take such additional supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, discontinue our share repurchase program, dispose of certain assets and liabilities within a prescribed period of time, or all of the above. The terms of any such supervisory action could have a material negative effect on our business, reputation, operating flexibility, financial condition, and the value of our common stock. Further, bank failures, such as the ones occurring in 2023, have and may in the future diminish public confidence in small and regional banks' abilities to safeguard deposits in excess of federally insured limits, which could prompt clients to maintain their deposits with larger financial institutions. Concerns over rapid, large-scale deposit movement have and could in the future heighten regulatory scrutiny surrounding liquidity and increase competition for deposits and the resulting cost of funding, which could create pressure on net interest margin and results of operations. In addition, bank failures have and could in the future prompt the FDIC to increase deposit insurance costs. Increases in funding, deposit insurance, or other costs as a result of these types of events have and could in the future materially adversely affect our financial condition and results of operations. Further, the disruption following these types of events have and could in the future generate significant market trading volatility among publicly traded bank holdings companies and, in particular, regional banks like Synovus. We may be required to conserve capital or undertake additional strategic initiatives to improve our capital position due to changes in economic conditions or changes in regulatory capital rules. We and Synovus Bank are required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the Federal Reserve may determine that a banking organization, based on its size, complexity, or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Moreover, federal bank regulators have issued a series of guidance and rulemakings applicable to large banks. While many of these do not currently apply to us due to our asset size, these issuances could impact industry capital standards and practices inmany potentially unforeseeable ways.While we currently exceed all minimum regulatory capital requirements, are considered well-capitalized under applicable rules, and believe that wemaintain an appropriate capital plan, there is no guarantee that we will not need to increase our capital levels in the future. We actively monitor economic conditions, evolving industry capital standards, and changes in regulatory standards and requirements, and engage in regular discussions with our regulators regarding capital at both Synovus and Synovus Bank. As part of our ongoing management of capital, we identify, consider, and pursue additional strategic initiatives to bolster our capital position as deemed necessary, including strategies that may be required to meet regulatory capital requirements. This includes the evaluation of share repurchase programs and dividends. The need to maintain more capital and greater liquidity than may have previously been warranted or intended could limit our business activities, including lending, and our ability to expand, either organically or through future acquisitions, and invest in technology and other growth strategies. It could also result in our taking steps to increase our capital that may be dilutive to shareholders or limit our ability to pay dividends or otherwise return capital to shareholders. Part I ITEM 1A. RISK FACTORS SYNOVUS FINANCIAL CORP. - Form 10-K 21

Market and Other General Risk Inflationary pressures and rising prices could negatively impact our business, our profitability, and our stock price. Inflation rose significantly during 2022 to levels not seen for over 40 years. Although inflation moderated in the first half of 2023 and significantly declined in the second half of 2023, the economic impact of inflation continues to persist. Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expense related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, rising inflation may lead to a decrease in consumer and client purchasing power and negatively affect the need or demand for our products and services. If inflation continues, our business could be negatively affected by, among other things, increased default rates leading to credit losses which could decrease our appetite for new credit extensions. These inflationary pressures could result in missed earnings and budgetary projections causing our stock price to suffer. Unstable global economic conditions may have serious adverse consequences on our business, financial condition, and operations. We are operating in an uncertain economic environment. The global credit and financial markets have experienced extreme volatility and disruptions, including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, high rates of inflation, and uncertainty about economic stability and a potential recession. While our management team continually monitors market conditions and economic factors throughout our footprint, we are unable to predict the duration or severity of such conditions or factors. If conditions were to worsen nationally, regionally, or locally, we could experience a sharp increase in our total net charge-offs and could also be required to significantly increase our allowance for credit losses. Economic instability could also result in decreased demand for loans and our other products and services. An increase in our non-performing assets and related increases in our provision for credit losses, coupled with a potential decrease in the demand for loans and other products and services, could negatively affect our business and could have a material adverse effect on our capital, financial condition, results of operations, and future growth. Our clients may also be adversely impacted by changes in regulatory, trade (including tariffs), and tax policies and laws, all of which could reduce demand for loans and adversely impact our borrowers' ability to repay our loans. In addition, the financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the current conflict between Russia and Ukraine, which is increasing volatility in commodity and energy prices, creating supply chain issues and causing instability in financial markets. Sanctions imposed by the U.S. and other countries in response to such conflict, as well as the Israel/Hamas conflict and the strained relationship between the U.S. and China, could further adversely impact the stability of financial markets. The specific consequences of the conflicts in Ukraine and Israel/Hamas on our business is difficult to predict at this time, but in addition to inflationary pressures affecting our operations and those of our clients and borrowers, wemay also experience an increase in cyber-attacks against us, our clients and borrowers, service providers, and other third parties. There can be no assurance that further deterioration in markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn or recession, volatile business environment, hostile third-party action, or continued unpredictable and unstable market conditions. The effects of any economic downturn or recession could continue for many years after the downturn or recession is considered to have ended. Recent negative developments affecting the banking industry, and resulting media coverage, have eroded client confidence in the banking system. The closures of Silicon Valley Bank and Signature Bank in March 2023 and First Republic Bank in May 2023, negative media attention surrounding these events, and concerns about future events have generated significant market volatility among publicly traded bank holding companies and, in particular, regional banks like Synovus. These market developments have negatively impacted client confidence in the safety and soundness of regional banks. As a result, some clients have chosen, andmay continue to choose, to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact the Company's liquidity, loan funding capacity, net interest margin, capital, and results of operations. While the Treasury, the Federal Reserve, and the FDIC took action to ensure that depositors of these failed banks had access to their deposits, including uninsured deposit accounts, there is no guarantee that such actions will be successful in restoring client confidence in regional banks and the banking system more broadly. We also anticipate increased regulatory scrutiny – in the course of routine examinations and otherwise – and new regulations directed towards banks of similar size to Synovus Bank, designed to address the recent negative developments in the banking industry, all of which may increase our costs of doing business and reduce our profitability. Among other things, there may be an increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, the level of unrealized losses in either available-for-sale or held-to-maturity securities portfolios, contingent liquidity, CRE loan composition and concentration, capital position, and general oversight and internal control structures regarding the foregoing. This could impact our ability to achieve our strategic objectives and may result in changes to our balance sheet position which could, in turn, negatively impact our profitability. There may be risks resulting from the extensive use of models in our business. Synovus relies on quantitative models to measure risks, estimate certain financial values, and inform certain business decisions. Models may be used in such processes as determining the pricing of various products, grading and underwriting loans, measuring interest rate and other market risks, predicting or estimating losses, assessing capital adequacy, developing strategic initiatives, calculating regulatory capital levels, and estimating the value of financial instruments and balance sheet items. Models generally predict or infer certain financial outcomes, leveraging historical data and assumptions as to the future, often with respect to macroeconomic conditions. Development and implementation of some of these models requires us to make difficult, subjective, and complex judgments. Poorly designed, implemented, or incorrectly used models present the risk that certain Synovus business decisions may be adversely affected by Part I ITEM 1A. RISK FACTORS 22 SYNOVUS FINANCIAL CORP. - Form 10-K

inappropriate model output. In addition, information we provide to the public or to our regulators based on poorly designed, implemented, or incorrectly usedmodels could bemisleading or inaccurate. Certain decisions that the regulators make, including those related to dividends to Synovus’ shareholders, could be adversely affected due to the perception of insufficient model quality or incorrect model use. ESG risks could adversely affect our reputation and shareholder, employee, client, and third-party relationships and may negatively affect our stock price. Our business faces increasing public scrutiny related to ESG activities. We risk damage to our brand and reputation if we fail to act responsibly or are perceived to act too aggressively in a number of areas, such as DEI, environmental stewardship, including with respect to climate change, human capital management, support for our local communities, corporate governance, and transparency, or fail to consider ESG factors in our business operations. Furthermore, as a result of our diverse base of clients and business partners, we may face potential negative publicity based on the identity of our clients or business partners and the public’s (or certain segments of the public’s) view of those entities. Such publicity may arise from traditional media sources or from social media andmay increase rapidly in size and scope. If our client or business partner relationships were to become intertwined in such negative publicity, our ability to attract and retain clients, business partners, and employees may be negatively impacted, and our stock price may also be negatively impacted. Additionally, we may face pressure to not do business in certain industries that are viewed as harmful to the environment or are otherwise negatively perceived, which could impact our growth. Additionally, some investors and shareholder advocates are placing ever increasing emphasis on how corporations address ESG issues in their business strategy when making investment decisions and when developing their investment theses and proxy recommendations. We may incur meaningful costs with respect to our ESG efforts and if such efforts are negatively perceived, our reputation and stock price may suffer. Climate change could adversely affect our business, affect client activity levels, and damage our reputation. Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses are also changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers' and businesses' behaviors and business preferences, may affect whether and onwhat terms and conditions wewill engage in certain activities or offer certain products or services. The governmental and supervisory focus on climate change could also result in our becoming subject to new or heightened regulatory requirements, such as requirements relating to operational resiliency or stress testing for various climate stress scenarios. Any such new or heightened requirements could result in increased regulatory, compliance or other costs, or higher capital requirements. In connection with the transition to a low carbon economy, legislative or public policy changes, and changes in consumer sentiment could negatively impact the businesses and financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. Our business, reputation, and ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective or insufficient. Furthermore, the long-term impacts of climate changemay have a negative impact on our clients and their business. Physical risks include extreme storms that damage or destroy property and inventory securing loans wemake, or may interrupt our clients' business operations, putting them in financial difficulty, and increasing the risk of default. Our clients are also facing changes in energy and commodity prices driven by climate change, as well as new regulatory requirements resulting in increased operational costs. As climate risk is interconnected with all key risk types, we continue to embed climate risk considerations into our risk management strategies. Due to the level of uncertainty around climate change, our risk management strategies may not be effective in fully mitigating climate risk exposure. Our concentrated operations in the Southeastern U.S. make us vulnerable to local economic conditions, local weather catastrophes, public health issues, and other external events, which could adversely affect our results of operations and financial condition. Our operations are concentrated in the Southeastern U.S. in the states of Alabama, Florida, Georgia, South Carolina, and Tennessee. As a result, local economic conditions significantly affect the demand for loans and other products we offer to our clients (including real estate, commercial, and construction loans), the ability of borrowers to repay these loans, and the value of the collateral securing these loans. Economic downturns in these regions could adversely affect our currently performing loans, leading to future delinquencies or defaults and increases in our provision for credit losses. In addition, the occurrence of events such as hurricanes, tropical storms, tornados, winter storms, flooding, and other large-scale weather catastrophes in and along the Gulf and the Atlantic coasts, as well as other parts of the Southeastern U.S., and further public health issues, such as pandemics or other widespread health emergencies, could adversely affect the condition of collateral associated with our loan portfolio, our general financial condition, or the results of our operations. Such areas could be adversely impacted by such events in those regions, the nature and severity of which are difficult to predict. Furthermore, climate change could increase the frequency and severity of these risks. These and other unpredictable external events could have an adverse effect on us in that such events could materially disrupt our operations or the ability or willingness of its clients to access the financial services offered by Synovus. These events could reduce our earnings and cause volatility in our financial results for any fiscal quarter or year and have a material adverse effect on our financial condition and/or results of operations. Part I ITEM 1A. RISK FACTORS SYNOVUS FINANCIAL CORP. - Form 10-K 23

ITEM 1B. UNRESOLVED STAFF COMMENTS NONE. ITEM 1C. CYBERSECURITY Cybersecurity Risk Management and Strategy Cybersecurity is a critical component of Synovus’ business and the advancement of our strategies, including our growth initiatives. As a financial institution, we face a multitude of cybersecurity threats that range from attacks common to most industries, such as ransomware and denial-of-service, to attacks from more advanced and persistent, highly organized adversaries that target the financial services industry specifically. Our clients, vendors, and partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these stakeholders could materially adversely affect our operations, performance, and results of operations. As such, we maintain a cyber risk management program designed to identify, assess, manage, mitigate, and respond to these cybersecurity threats and risks. Our program is fully integrated within the Company’s enterprise risk management system and addresses both the corporate information technology environment and client-facing products and services. We believe each of Synovus’ employees has a role in the Company’s cybersecurity defenses. Employees at various levels and in various lines of business and support functions participate in training programs on cybersecurity and social engineering to mitigate risk, including required annual training, quarterly training on critical topics, and bimonthly security awareness communications. We conduct exercises to test their effectiveness on a monthly basis. We employ a formal risk management process for the identification, assessment, monitoring, acceptance, communication, consultation, and review of cyber-related risks which is designed in accordance with industry practices and standards for cybersecurity and information technology, including the National Institute of Standards and Technology Cybersecurity Framework and International Organization Standard 27005. The Company's information security standards are externally audited on an annual basis against the System and Organizational Controls (SOC) and compliance with Payment Card Industry Data Security Standard (PCI DSS). Our program is reviewed on a periodic basis against the Federal Financial Institutions Examination Council's (FFIEC) Cybersecurity Assessment Tool and the National Institute of Standards and Technology Cybersecurity Framework in order to measure our cybersecurity preparedness, evaluate whether our cybersecurity preparedness is aligned with risks, determine potential areas of improvement or enhancement for the Company's risk management practices and controls, and inform our risk management strategies. Our information security program employs a wide variety of technologies that are intended to secure our operations and proprietary information. We have a Business Continuity/Disaster Recovery program in place, which is updated and tested on a regular basis, focused on protecting our networks, systems, data, and facilities from attacks or unauthorized access. We maintain an Incident Response program which describes Synovus' processes, procedures, and responsibilities for responding to cybersecurity incidents. This program is tested regularly through tabletop exercises, including through independent third-party review and assessments at least annually. Each exercise results in lessons learned and subsequent improvements to the Incident Response program. In addition, we have a dedicated Cybersecurity Fusion Center for monitoring and responding to cyber events in real-time. We also continue to invest in developing and enhancing our security processes and controls and in maintaining our technology infrastructure. These programs provide for an intentional and deliberate plan for notifying, informing, consulting, analyzing, and communicating any risks or incidents as necessary and appropriate under the circumstances to various internal stakeholders (such as executive management and the Board) and external stakeholders (such as our regulators, impacted individuals, and the investment community) as necessary and appropriate. Cyber advisors are a key part of Synovus’ cybersecurity infrastructure, and we partner with leading cybersecurity companies and organizations to leverage third-party technology and expertise as appropriate. We engage and retain independent third-parties to review and assess our information security program on a regular basis and to perform annual penetration tests against our network. We maintain computer forensics, legal, and security firms on retainer in case of a cyber security incident. In addition, we are members of financial sector organizations, including the Financial Services Information Sharing and Analysis Center (FS-ISAC), which facilitates the sharing of cyber and physical threat, vulnerability, and incident information for the good of the membership and for improvement in industry best practices. We also perform comprehensive cybersecurity due diligence and ongoing oversight of third-party relationships, including vendors, and require third-party service providers with access to personal, confidential, or proprietary information to implement and maintain comprehensive cybersecurity practices consistent with applicable legal standards and industry best practices. Synovus’ business depends on the availability, reliability, confidentiality, and security of our information systems, networks, and data. Any disruption, compromise, or breach of our systems or data due to a cybersecurity incident or threat could have a material adverse effect on our business strategy, financial condition, or results of operation. While the Company has experienced, and will continue to experience, cyber incidents in the normal course of business, to date, the Company has not experienced a cybersecurity incident that has materially impacted our business strategy, financial condition, or results of operation. Despite our efforts to continually enhance our cybersecurity program, there can be no assurance that our cybersecurity risk management processes and measures described will be fully implemented, complied with, or effective in protecting our systems and information. We face risks from certain cybersecurity threats that, if realized, are reasonably likely to materially affect our business strategy, financial condition, or results of operation. See ‘‘Part I - Item 1A. Risk Factors – Operational Risk’’ of this Report. Part I ITEM 1B. UNRESOLVED STAFF COMMENTS 24 SYNOVUS FINANCIAL CORP. - Form 10-K

Cybersecurity Governance Synovus’ Chief Information Security Officer (‘‘CISO’’), reports to Synovus’ Executive Vice President, Technology, Security, and Operations and is the head of Synovus’ cybersecurity team. The CISO is responsible for assessing and managing Synovus’ cyber risk management program and strategy, informing executive management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents, and supervising such enterprise-wide efforts. Synovus’ current CISO has extensive information technology and program management experience with over 25 years of corporate information security experience. The CISO leads a cybersecurity team with decades of experience selecting, deploying, and operating cybersecurity technologies, initiatives, and processes and relies on threat intelligence as well as other information obtained from governmental, public, and private sources, including external consultants retained by Synovus. Our Board is actively engaged in the oversight of Synovus’ information security risk management and cybersecurity programs and has delegated primary oversight of cybersecurity to our Risk Committee. The Risk Committee receives quarterly updates from the Company’s CISO on the Company’s information security and cyber risk strategy, cyber defense initiatives, cyber event preparedness, and cybersecurity risk assessments. As a part of these quarterly updates, the CISO updates the Risk Committee on the development of any new or emerging cyber risks or threats and the appropriate mitigation actions. In addition, the Risk Committee annually approves the Company’s information security program as part of its oversight of information risk, aligning our cyber risk exposure with our strategic objectives. The CISO also reports to the full Board on the Company’s information security program at least annually, facilitates Board tabletop exercises on cybersecurity, discusses any changes in the Company’s cyber risk profile, and provides Board training on a periodic basis with third-party cybersecurity experts. Moreover, consistent with our Incident Response plan, the Risk Committee and the Board are to be apprised of significant cybersecurity incidents. ITEM 2. PROPERTIES We and our subsidiaries own or lease all of the real property and/or buildings in which we operate our business. We believe that our properties are suitable for the purposes of our operations. As of December 31, 2023, we and our subsidiaries owned 150 facilities encompassing 1,437,366 square feet and leased from third parties 116 facilities encompassing 1,177,132 square feet. The owned and leased facilities are primarily comprised of office space from which we conduct our business in our headquarters in Columbus, Georgia and throughout our footprint. See ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 4 - Premises, Equipment and Software’’ of this Report for further information. ITEM 3. LEGAL PROCEEDINGS See ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 14 - Commitments and Contingencies’’ of this Report. ITEM 4. MINE SAFETY DISCLOSURES NOT APPLICABLE. Part I ITEM 1C. CYBERSECURITY SYNOVUS FINANCIAL CORP. - Form 10-K 25

Part II ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES Shares of our common stock are traded on the NYSE under the symbol ‘‘SNV.’’ As of February 20, 2024, there were 146,399,324 shares of Synovus common stock issued and outstanding and 9,369 shareholders of record of Synovus common stock, some of which are holders in nominee name for the benefit of a number of different shareholders. Subject to the approval of the Board of Directors and applicable regulatory requirements, Synovus expects to continue its policy of paying regular cash dividends on a quarterly basis. A discussion of certain limitations on the ability of Synovus Bank to pay dividends to Synovus and the ability of Synovus to pay dividends on its common stock is set forth in ‘‘Part I - Item 1. Business - Supervision, Regulation, and Other Factors - Payment of Dividends’’ of this Report. Stock Performance Graph The following graph compares the yearly percentage change in cumulative shareholder return on Synovus stock with the cumulative total return of the Standard & Poor's 500 Index and the KBW Regional Bank Index for the last five fiscal years (assuming a $100 investment on December 31, 2018 and reinvestment of all dividends). 50 100 150 200 250 12/2018 12/2019 12/2020 12/2021 12/2022 12/2023 Comparison of Five-Year Cumulative Total Return Synovus KBW Regional Bank Index In $ Standard & Poor's 500 Index Table 2 - Stock Performance 2018 2019 2020 2021 2022 2023 Synovus $ 100.00 $ 126.63 $ 111.61 $ 169.89 $ 137.82 $ 145.09 Standard & Poor's 500 Index 100.00 131.47 155.65 200.29 163.98 207.04 KBW Regional Bank Index 100.00 123.87 113.11 154.57 143.87 143.30 26 SYNOVUS FINANCIAL CORP. - Form 10-K

Issuer Purchases of Equity Securities The Company announced on January 18, 2023 that its Board of Directors authorized share repurchases of up to $300 million in 2023. Synovus did not complete any repurchases during the three months ended December 31, 2023. The Company announced on January 18, 2024 that its Board of Directors authorized share repurchases of up to $300 million of common stock and $50 million of preferred stock in 2024. Subsequent to year-end, through February 20, 2024, Synovus repurchased $29.9 million, or 800 thousand shares, of common stock via open market transactions. ITEM 6. RESERVED Part II ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES SYNOVUS FINANCIAL CORP. - Form 10-K 27

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Executive Summary The following financial review provides a discussion of Synovus' financial condition, changes in financial condition, and results of operations as well as a summary of Synovus' critical accounting policies. This section should be read in conjunction with the audited consolidated financial statements and accompanying notes included in ‘‘Part II - Item 8. Financial Statements and Supplementary Data’’ of this Report. Economic Environment and Recent Events Many of the key economic drivers of 2022 – inflation, economic uncertainty, geopolitical pressures, and changes in monetary policy, among others – continued in 2023, with the added challenges resulting from the bank failures in the first half of the year and the resulting and pervasive pressures on and volatility in the banking industry as a whole. Inflation remained a key economic concern in 2023, prompting the Federal Reserve to continue to tighten monetary policy by continuing to raise market interest rates by 100 bps in 2023. While interest rate cuts are now expected in 2024 as indicated by market forward interest rates, the specific timing of these cuts is uncertain as FOMC policy rate decisions are highly dependent on the level of inflation and strength of the labor market. Outside of inflation, the economic uncertainty and market disruptions of 2023 remain in 2024, including geopolitical tensions from conflict in the Middle East, Russia’s prolonged war in Ukraine, and the strained relationship between the U.S. and China. Moreover, 2024 is an election year, and there are specific risks and uncertainties related to the election and any change in administration that could impact the economy and fiscal and regulatory policy by varying degrees. Multiple mixed signals make navigating the way ahead difficult as evidenced by the volatility in capital markets, variance in interpretation of the Fed's messaging, and wide ranges of multiple economic outlooks. U.S. fiscal policy has been expansionary in recent years, leaving a significant federal deficit which will most likely continue to grow, exacerbated in the near term by the election cycle. The Inflation Reduction Act, signed into law in August 2022, raised federal revenue by imposing an alternative corporate minimum tax if certain thresholds are met and a non-deductible excise tax on corporate share repurchases. The regional bank failures inMarch andMay of 2023 and the subsequent response by both the banking industry and the Federal Reserve served tomitigate the risks of such failures becoming more systemic. However, the residual impacts on the banking industry and the broader economic environment remain uncertain and have generally presented amore challenging outlook for the banking industry and for Synovus. These bank failures resulted in a FDIC special assessment, increased regulatory scrutiny, expectations for future regulatory changes, and continued pressure on deposits and liquidity. Despite the headwinds discussed above, we believe our presence in strong Southeastern U.S. growth markets positions Synovus to execute on our 2024 guidance outlined below by making prudent decisions around business mix, balance sheet optimization, and operating expenses, all of which will support enhanced financial performance and a return to growth as we proceed through 2024. Overview of 2023 Financial Results Net income available to common shareholders for 2023 was $507.8 million, or $3.46 per diluted common share, compared to $724.7 million, or $4.95 per diluted common share, in 2022. The year-over-year comparison was impacted by the strategic repositioning of the investment securities portfolio which resulted in realized net losses of $77.7 million and increased non-interest expense from a $51.0 million accrual for the FDIC special assessment, a $50.1 million loss related to strategic loan sales of medical office buildings loans and third-party consumer loans, and $18.4 million in restructuring charges for one-time benefits associated with a voluntary early retirement program. Provision for credit losses was $189.1million in 2023 compared to $84.6million in 2022, with the increase primarily attributable to increased net charge-offs, downward risk grade migration, and continued economic uncertainty. Net interest income for 2023 was $1.82 billion, up $19.8 million, or 1%, from $1.80 billion in 2022. The net interest margin was 3.21% for 2023 compared to 3.32% in 2022, as the asset side of our consolidated balance sheets continued to benefit from higher interest rates, but the increase in funding costs, combined with remixing within core deposits, resulted in margin compression. Non-interest revenue for the year ended December 31, 2023 was $404.0 million, down $5.3 million, or 1%, compared to the year ended December 31, 2022 and was negatively impacted by losses of $77.7 million that resulted from the aforementioned strategic repositioning of the investment securities portfolio. Excluding the losses from sales of investment securities, the primary drivers of the increase in non-interest revenue included $16.4 million higher brokerage revenue, a $13.1 million one-time benefit from the recovery of a non-performing asset related to the Qualpay investment, $11.7 million in transaction fees related to a third-party lending relationship, and $10.5 million higher card fees. See ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies and Note 14 - Commitments and Contingencies’’ for further discussion on Qualpay. Non-interest expense for the year ended December 31, 2023 was $1.34 billion, an increase of $177.9 million, or 15%, compared to the year ended December 31, 2022. Non-interest expense in 2023 was elevated due to an industry-wide increase in FDIC expense which impacted Synovus by $65.7 million, including a $51.0 million special assessment, and a $50.1 million loss related to strategic sales of medical office buildings loans and third-party consumer loans. In addition, restructuring charges of $18.4 million were recorded for one-time benefits associated with a voluntary early retirement program offered to certain qualified employees in 2023 while 2022 benefited from a $9.7 million reversal of restructuring charges. Part II ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 28 SYNOVUS FINANCIAL CORP. - Form 10-K

At December 31, 2023, total loans, net of deferred fees and costs of $43.40 billion, declined $311.9 million, or 1%, from December 31, 2022. Growth in C&I loans has been diversified but somewhat offset by a strategic decline in non-relationship credits. The decline in CRE loans was impacted by the $1.17 billion medical office buildings loans sale; excluding that strategic sale, CRE growth was driven by draws on existing commitments and lower levels of paydown and payoff activity. The decline in consumer loans resulted primarily from continued strategic run-off of the third-party lending portfolio, including the sale of $421.7 million of third-party consumer loans. Credit quality metrics migrated from historically low levels with the NPA and NPL ratios both at 0.66% and total past dues at 0.14%, as a percentage of total loans at December 31, 2023. Net charge-offs for 2023 of $153.3 million, or 0.35%, of average loans, were largely impacted by $31.3 million in net charge-offs from strategic loan sales and exposure to a nationally syndicated C&I credit that resulted in a $23.3 million net charge-off. Excluding the strategic loan sales, the net charge-off ratio for 2023 was 0.28% of average loans. The ACL of $536.6 million increased $35.7 million compared to December 31, 2022, primarily from downward risk grade migration, an increase in reserves on individually evaluated loans, and the continuation of an uncertain economic environment. The ACL to loans coverage ratio was 1.24% at December 31, 2023, 9 bps higher compared to December 31, 2022. Total period-end deposits were $50.74 billion at December 31, 2023, up $1.87 billion, or 4%, compared to year-end 2022, while core deposits also increased $1.12 billion, or 3%, in 2023. Fluctuations among core deposits categories were a function of the rate environment as well as declines driven by the diminishment of excess funds created from COVID-related stimulus and included an increase in time deposits offset by decreases in non-interest-bearing demand deposits andmoney market accounts. Brokered deposits increased $744.0 million, or 14%, in 2023 as a result of continued proactive management of our balance sheet position. Average deposit costs for 2023 were 206 bps, up 168 bps, compared to 38 bps for 2022, primarily due to the FOMC's rate hikes through the cycle. Our CET1 ratio of 10.22% at December 31, 2023 is well in excess of regulatory requirements and increased 59 bps compared to December 31, 2022 as our organic earnings and muted balance sheet growth supported capital accretion. On January 18, 2024, the Company announced that its Board of Directors authorized share repurchases of up to $300million of common stock and $50million of preferred stock in 2024. Our 2024 capital plan anticipates a stable common dividend and management of our the CET1 ratio within our targeted range of 10.0% to 10.5%. More detail on Synovus' financial results for 2023 and 2022 can be found in subsequent sections of this Report and detailed information on Synovus' financial results for 2021 can be found in ‘‘Part II Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations’’ of Synovus' 2021 Form 10-K. 2024 Outlook Guidance for the full year 2024, compared to 2023, which incorporates our strategic objectives, and assumes stable economic conditions and a flat interest rate environment includes: • end of period loan growth of 0% to 3% • end of period core deposit(1) growth of 2% to 6% • adjusted revenue (decline)/growth(2)(3) of (3%) to 1% • adjusted non-interest expense(2)(3) (decline)/growth of (5%) to (1%) • CET1 ratio of 10.0% to 10.5% • effective income tax rate of 21% to 22% (1) Excludes brokered deposits. (2) See ‘‘Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measures’’ of this Report for applicable reconciliation to GAAP measure. (3) Guidance based on the 2023 baseline: adjusted revenue baseline of $2.28 billion and adjusted non-interest expense of $1.26 billion. Part II ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SYNOVUS FINANCIAL CORP. - Form 10-K 29

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A summary of Synovus' financial performance for the years ended December 31, 2023 and 2022 is set forth in the table below.

Table 3 - Consolidated Financial Highlights

	Years Ended December 31,		
(dollars in thousands, except per share data)	2023	2022	Change
Net interest income	$ 1,816,655	$ 1,796,900	1%
Provision for (reversal of) credit losses	189,079	84,553	124
Non-interest revenue	404,010	409,336	(1)
Total TE revenue	2,225,286	2,210,163	1
Non-interest expense	1,335,424	1,157,506	15
Income before income taxes	696,162	964,177	(28)
Net income	542,141	757,902	(28)
Net income available to common shareholders	507,755	724,739	(30)
Net income per common share, basic	3.48	4.99	(30)
Net income per common share, diluted	3.46	4.95	(30)
Return on average common equity	12.2%	17.4%	(524) bps
Return on average assets	0.90	1.32	(42)
Efficiency ratio-TE	60.01	52.37	764
	As of and For The Years Ended December 31,		
	2023	**2022**	**Change**
Loans, net of deferred fees and costs	$ 43,404,490	$ 43,716,353	(1)%
Total average loans	43,746,328	41,225,642	6
Core deposits (excludes brokered deposits)	44,696,186	43,572,554	3
Total deposits	50,739,185	48,871,559	4
Total average deposits	49,865,982	48,938,798	2
Net interest margin	3.21%	3.32	(11) bps
Dividend payout ratio(1)	43.93	27.49	nm
Non-performing assets ratio	0.66	0.33	33
Non-performing loans ratio	0.66	0.29	37
Past due loans over 90 days (as a % of loans)	0.01	0.01	—
Net charge-off ratio	0.35	0.13	22
ACL to loans coverage ratio	1.24	1.15	9
CET1 capital ratio	10.22%	9.63%	59 bps
Tier 1 risk-based capital ratio	11.28	10.68	60
Total risk-based capital ratio	13.07	12.54	53
Total shareholders' equity to total assets ratio	8.56	7.49	107

(1) Determined by dividing cash dividends declared per common share by diluted net income per share.

nm - not meaningful

Critical Accounting Policies

The accounting and financial reporting policies of Synovus are in accordance with GAAP and conform to the accounting and reporting guidelines prescribed by bank regulatory authorities. Synovus has identified certain of its accounting policies as "critical accounting policies," consisting of those related to the accounting for the allowance for credit losses and income taxes. In determining which accounting policies are critical in nature, Synovus has identified the policies that require significant judgment or involve complex estimates. It is management's practice to discuss critical accounting policies with the Board of Directors' Audit Committee on a periodic basis, including the development, selection, implementation, and disclosure of the critical accounting policies. The application of these policies has a significant impact on Synovus' consolidated financial statements. Synovus' financial results could differ significantly if different judgments or estimates are applied in the application of these policies.

Allowance for Credit Losses

The ACL is a critical accounting estimate that requires significant judgments and assumptions, which are inherently subjective. The use of different estimates or assumptions could have a significant impact on the provision for credit losses, ACL, financial condition, and results of operations. The economic and business climate in any given industry or market is difficult to gauge and can change rapidly, and the effects of those changes can vary by borrower.

30 SYNOVUS FINANCIAL CORP. - *Form 10-K*

In accordance with CECL, the ACL, which includes both the allowance for loan losses and the allowance for credit losses on unfunded loan commitments, represents management's best estimate of expected losses over the life of loans adjusted for prepayments, and over the life of loan commitments expected to fund. Synovus' loans and unfunded loan commitments are grouped based upon the nature of the loan type and the forecasted PD, adjusted for relevant forecasted macroeconomic factors comprising multiple weighted scenarios representing different plausible outcomes, and LGD, to determine the allowance for the majority of our portfolio. To the extent the estimated lives of the loans in the portfolio extend beyond the period for which a reasonable and supportable forecast can be made (which is two years for Synovus), the Company reverts, on a straight-line basis back to the historical rates over a one-year period. Life-of-loan loss percentages may also be adjusted, as necessary, for certain quantitative and qualitative factors that in management's judgment are necessary to reflect losses expected in the portfolio. These adjustments address inherent limitations in the quantitative model. Loans that do not share risk characteristics are individually evaluated on a loan-by-loan basis with specific reserves, if any, recorded as appropriate. Given the dynamic relationship between macroeconomic variables within an economic forecast, it is difficult to estimate the impact of a change in any one individual variable on the ACL. As a result, when formulating the quantitative estimate management uses a probability-weighted approach that incorporates a baseline forecast, an upside scenario reflecting an accelerated recovery, a downside scenario that reflects adverse economic conditions, and a scenario that assumes consistent slow growth that is less optimistic than the baseline. To illustrate a hypothetical sensitivity analysis, management calculated an ACL using the upside and downside scenarios. Our quantitative CECL model is most sensitive to the unemployment rate, which peaks near 7.7% in the downside scenario and 3.9% in the upside scenario. This is compared to the multi-scenario forecast’s weighted average peak of around 4.7%. This downside scenario assumes a severe deterioration in economic conditions compared to our baseline forecast, including low consumer confidence, a recession starting in the first quarter of 2024, and persistent inflation pressures which cause the Fed to keep interest rates elevated. The upside scenario assumes a stronger economy compared to our baseline forecast, driven by favorable business sentiment, consumer confidence and spending, and higher GDP. Excluding the impact of qualitative considerations, using only the upside forecast scenario would result in an estimated $107.8 million decrease, while using only the downside forecast scenario would result in an estimated increase of $186.1 million, compared to the reported ACL of $536.6 million at December 31, 2023. Therefore, the resulting hypothetical range of estimates is between $428.8 million and $722.7 million. The sensitivity analysis result does not represent management’s view of expected credit losses nor is it intended to estimate future changes in ACL levels for reasons including, but not limited to, the following: • management uses a weighted approach applied to multiple economic scenarios for its ACL estimation process; • the impact of changes in economic variables are interrelated and nonlinear; therefore, the results of the analysis cannot be extrapolated to additional changes in economic variables; • subsequent changes in the mix of portfolio characteristics could materially impact results; • potential future government or regulatory intervention could cause results to differ materially from historical relationships between the economic variables and related credit metrics; and • the sensitivity analysis does not account for any quantitative or qualitative adjustments incorporated bymanagement as part of its overall ACL framework to reflect losses expected in the portfolio. See ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies’’ and ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 3 - Loans and Allowance for Loan Losses’’ in this Report for additional details. Income Taxes The calculation of Synovus’ income tax provision is complex and requires the use of estimates and judgments in its determination. As part of Synovus’ overall business strategy, management must consider tax laws and regulations that apply to the specific facts and circumstances under consideration. As such, the Company is often required to exercise significant judgment regarding the interpretation of these tax laws and regulations, in which Synovus' anticipated and actual liability could significantly vary based upon the taxing authority’s interpretation. Specifically, significant estimates in accounting for income taxes relate to the valuation of deferred tax assets and liabilities, estimates of the realizability of deferred tax assets, including income tax credits and NOLs, and the need for a valuation allowance, the calculation of taxable income, the estimation of uncertain tax positions and the determination of temporary differences between book and tax bases. Adjustments to these itemsmay occur due tomodifications in tax rates, newly enacted laws, issuance of tax regulations, resolution of items with taxing authorities, alterations to interpretative statutory, judicial, and regulatory guidance that affects the Company’s tax positions, changes in the Company's tax accounting methods or elections, or other facts and circumstances. Management closely monitors tax developments and the potential timing of these changes in order to evaluate the effect they may have on the Company’s overall tax position and the estimates and judgments used in determining the income tax provision and records adjustments as necessary. See ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies’’ and ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 16 - Income Taxes’’ in this Report for additional details. Part II ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SYNOVUS FINANCIAL CORP. - Form 10-K 31

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investment Securities Available for Sale

The investment securities portfolio consists primarily of high-quality liquid debt securities classified as available for sale. The on-going investment philosophy for the securities portfolio focuses on maintaining a readily accessible source of liquidity while also supporting the income and interest rate risk management objectives of the Company. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 2 - Investment Securities Available for Sale" in this Report for additional information.

During the fourth quarter of 2023, as part of an overall strategic repositioning of the investment securities portfolio, Synovus sold at amortized cost $1.30 billion of U.S. Treasury securities, U.S. Government agency securities, MBS issued by U.S. Government agencies, MBS issued by U.S. Government sponsored enterprises, and Commercial MBS issued by U.S. Government agencies or sponsored enterprises, which resulted in realized net losses of $77.7 million. Additionally, Synovus purchased $1.28 billion in principal of U.S. Treasury securities, U.S. Government agency securities, MBS issued by U.S. Government agencies, MBS issued by U.S. Government sponsored enterprises, and Commercial MBS issued by U.S. Government agencies or sponsored enterprises.

The average amortized cost of investment securities available for sale remained flat at $11.21 billion in both 2023 and 2022, representing 19.8% and 20.7%, respectively, of average interest earning assets. The portfolio earned a taxable-equivalent yield of 2.21% and 1.87% for 2023 and 2022, respectively. As of December 31, 2023 and 2022, the estimated fair value of investment securities available for sale as a percentage of their amortized cost was 88.3% and 85.8%, respectively, with net unrealized losses decreasing to $1.30 billion from $1.60 billion, respectively. The investment securities portfolio had a weighted average duration of 5.2 years at December 31, 2023, compared to 5.3 years at December 31, 2022.

The calculation of weighted average yields for investment securities available for sale displayed below is based on the amortized cost with effective yields also based upon contractual cash flows. Maturity information is presented based upon contractual maturity which may differ from actual maturity dates as issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 4 - Maturities and Weighted Average Yields of Investment Securities Available for Sale

	December 31, 2023				
(dollars in thousands)	**Within One Year**	**1 to 5 Years**	**5 to 10 Years**	**More Than 10 Years**	**Total**
Fair Value					
U.S. Treasury securities	$ 25,688	$ 143,641	$ 428,300	$ —	$ 597,629
U.S. Government agency securities	—	28,940	—	—	28,940
Mortgage-backed securities issued by U.S. Government agencies	—	63	3	925,598	925,664
Mortgage-backed securities issued by U.S. Government sponsored enterprises	—	—	10,341	6,420,038	6,430,379
Collateralized mortgage obligations issued by U.S. Government agencies or sponsored enterprises	—	49	10,220	577,326	587,595
Commercial mortgage-backed securities issued by U.S. Government agencies or sponsored enterprises	67,822	544,620	582,238	15,103	1,209,783
Corporate debt securities and other debt securities	—	8,672	—	—	8,672
Total	**$ 93,510**	**$ 725,985**	**$ 1,031,102**	**$ 7,938,065**	**$ 9,788,662**
Weighted Average Yield					
U.S. Treasury securities	5.16%	4.29%	4.19%	—%	4.26%
U.S. Government agency securities	—	3.66	—	—	3.66
Mortgage-backed securities issued by U.S. Government agencies	—	2.95	3.48	3.36	3.36
Mortgage-backed securities issued by U.S. Government sponsored enterprises	—	—	2.14	2.16	2.16
Collateralized mortgage obligations issued by U.S. Government agencies or sponsored enterprises	—	5.69	4.11	4.66	4.65
Commercial mortgage-backed securities issued by U.S. Government agencies or sponsored enterprises	2.63	4.49	4.02	2.62	4.13
Corporate debt securities and other debt securities	—	5.81	—	—	5.81
Total	**3.34%**	**4.43%**	**4.07%**	**2.48%**	**2.76%**

32 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loans

The following table shows loans by portfolio class and as a percentage of total loans, net of deferred fees and costs, as of December 31, 2023 and 2022.

Table 5 - Loans by Portfolio Class

	December 31,				December 31, 2023 vs. December 31, 2022	
	2023		2022			
(dollars in thousands)	**Total Loans**	**%**	**Total Loans**	**%**	**Change**	
Commercial, financial, and agricultural	$ 14,459,345	33.3%	$ 13,874,416	31.8%	$ 584,929	4%
Owner-occupied	8,139,148	18.7	8,192,240	18.7	(53,092)	(1)
Total commercial and industrial	22,598,493	52.0	22,066,656	50.5	531,837	2
Investment properties	11,363,304	26.2	11,644,047	26.6	(280,743)	(2)
1-4 family properties	598,502	1.4	616,933	1.4	(18,431)	(3)
Land and development	354,952	0.8	389,333	0.9	(34,381)	(9)
Total commercial real estate	12,316,758	28.4	12,650,313	28.9	(333,555)	(3)
Consumer mortgages	5,411,723	12.5	5,214,443	11.9	197,280	4
Home equity	1,807,399	4.2	1,757,038	4.0	50,361	3
Credit cards	194,141	0.4	203,612	0.5	(9,471)	(5)
Other consumer loans	1,075,976	2.5	1,824,291	4.2	(748,315)	(41)
Total consumer	8,489,239	19.6	8,999,384	20.6	(510,145)	(6)
Loans, net of deferred fees and costs	**$ 43,404,490**	**100.0%**	**$ 43,716,353**	**100.0%**	**$ (311,863)**	**(1)%**

At December 31, 2023, total loans, net of deferred fees and costs, of $43.40 billion, declined $311.9 million, or 1%, from December 31, 2022. Growth in C&I loans has been diversified but somewhat offset by a strategic decline in non-relationship credits. The decline in CRE loans was impacted by the $1.17 billion medical office buildings loans sale; excluding that strategic sale, CRE growth was driven by draws on existing commitments and lower levels of paydown and payoff activity. The decline in consumer loans resulted primarily from continued strategic run-off of the third-party lending portfolio, including the sale of $421.7 million of third-party consumer loans.

C&I loans remain the largest component of our loan portfolio, representing 52.0% of total loans, while CRE and consumer loans represent 28.4% and 19.6%, respectively. Our portfolio composition is guided by our strategic growth plan, in conjunction with a comprehensive concentration management policy which sets limits for C&I, CRE, and consumer loan levels as well as sub-categories therein.

Commercial Loans

Total commercial loans (which are comprised of C&I and CRE loans) at December 31, 2023 were $34.92 billion, or 80.4%, of the total loan portfolio, compared to $34.72 billion, or 79.4% at December 31, 2022.

Commercial and Industrial Loans

The C&I loan portfolio represents the largest category of Synovus' loan portfolio and is primarily comprised of general middle market and commercial banking clients across a diverse set of industries as well as certain specialized lending verticals. The following table shows the composition of the C&I loan portfolio aggregated by NAICS code. In accordance with Synovus' lending policy, each loan undergoes a detailed underwriting process which incorporates uniform underwriting standards and oversight in proportion to the size and complexity of the lending relationship. As of December 31, 2023, 94.8% of Synovus' C&I loans are secured by real estate, business equipment, inventory, and other types of collateral compared to 94.4% as of December 31, 2022. C&I loans grew $531.8 million, or 2%, from December 31, 2022, primarily from diverse growth across industries and business lines, led by CIB, middle market, and specialty finance, with growth also impacted by a strategic decline in non-relationship credits.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 33

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table 6 - Commercial and Industrial Loans by Industry

		December 31, 2023		December 31, 2022	
(dollars in thousands)	NAICS Code	Amount	%(1)	Amount	%(1)
Health care and social assistance	62	$ 4,742,370	21.0%	$ 4,815,229	21.8%
Finance and insurance	52	4,429,716	19.6	3,726,279	16.9
Accommodation and food services	72	1,455,283	6.4	1,377,738	6.2
Manufacturing	31-33	1,369,012	6.1	1,465,395	6.6
Lessors of real estate	5311	1,250,031	5.5	1,245,513	5.6
Wholesale trade	42	1,129,905	5.0	1,221,046	5.5
Retail trade	44-45	1,111,225	4.9	1,074,100	4.9
Construction	23	1,041,783	4.6	1,112,135	5.0
Transportation and warehousing	48-49	937,368	4.2	892,479	4.0
Professional, scientific, and technical services	54	890,119	3.9	944,939	4.3
Other services	81	876,233	3.9	929,777	4.2
Real estate and rental and leasing other	53	785,811	3.5	788,457	3.6
Arts, entertainment, and recreation	71	585,097	2.6	476,534	2.2
Public administration	92	487,089	2.2	487,583	2.2
Other industries	(2)	454,541	2.0	353,492	1.7
Educational services	61	415,885	1.8	420,343	1.9
Administration, support, waste management, and remediation	56	255,228	1.1	253,459	1.2
Agriculture, forestry, fishing, and hunting	11	221,079	1.0	250,216	1.1
Information	51	160,718	0.7	231,942	1.1
Total C&I loans		$ 22,598,493	100.0%	$ 22,066,656	100.0%

(1) Loan balance in each category expressed as a percentage of total C&I loans.

(2) Comprised of NAICS industries that are less than 1% of total C&I loans.

At December 31, 2023, $14.46 billion of C&I loans, or 33.3% of the total loan portfolio, represented loans for the purpose of financing commercial, financial, and agricultural business activities. The primary source of repayment on these loans is revenue generated from products or services offered by the business or organization. The secondary source of repayment is the collateral, which consists primarily of equipment, inventory, accounts receivable, time deposits, cash surrender value of life insurance, and other business assets.

At December 31, 2023, $8.14 billion of C&I loans, or 18.7% of the total loan portfolio, represented loans originated for the purpose of financing owner-occupied properties. The financing of owner-occupied facilities is considered a C&I loan even though there is improved real estate as collateral such as senior housing facilities. This treatment is a result of the credit decision process, which focuses on cash flow from operations of the business to repay the debt. The secondary source of repayment on these loans is the underlying real estate. These loans are predominately secured by owner-occupied and other real estate, and to a lesser extent, other types of collateral.

Commercial Real Estate Loans

CRE loans primarily consist of income-producing investment properties loans. Additionally, CRE loans include 1-4 family properties loans as well as land and development loans. In accordance with our lending policy, each loan undergoes a detailed underwriting process which incorporates uniform underwriting standards and oversight relative to the type of property, as well as the size and complexity of the deal. Total CRE loans of $12.32 billion decreased $333.6 million, or 3%, from December 31, 2022 primarily as a result of the $1.17 billion medical office buildings loans sale. Excluding that strategic sale, CRE growth was primarily a function of draws on existing commitments and lower levels of paydown and payoff activity.

Investment Properties Loans

Investment properties loans consist of construction and mortgage loans for income-producing properties and are primarily made to finance multi-family properties, office buildings, hotels, shopping centers, warehouses and other commercial development properties. Total investment properties loans as of December 31, 2023 were $11.36 billion, or 92.3% of the CRE loan portfolio, and 26.2% of the total loan portfolio, down $280.7 million, or 2%, compared to $11.64 billion, or 92.0% of the CRE loan portfolio, and 26.6% of the total loan portfolio at December 31, 2022, primarily due to the aforementioned medical office buildings loans sale. Excluding the strategic sale, growth was mostly in the multi-family category and arose largely from draws related to existing commitments.

34 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows the principal categories of the investment properties loan portfolio at December 31, 2023 and 2022.

Table 7 - Investment Properties Loan Portfolio

	December 31,					
	2023			2022		
(dollars in thousands)	Amount	%(1)	Weighted Average LTV %(2)	Amount	%(1)	Weighted Average LTV %(2)
Multi-family	$ 4,098,188	36.1%	53.6%	$ 3,134,571	26.9%	54.1%
Office buildings(3)	1,891,587	16.6	58.1	3,011,911	25.9	53.3
Hotels	1,803,102	15.9	58.0	1,708,194	14.7	56.2
Shopping centers	1,319,049	11.6	55.0	1,403,928	12.0	52.0
Warehouses	854,475	7.5	54.3	1,035,152	8.9	56.4
Other investment property	1,396,903	12.3	59.3	1,350,291	11.6	56.0
Total investment properties loans	**$ 11,363,304**	**100.0%**		**$ 11,644,047**	**100.0%**	

(1) Loan balance in each category expressed as a percentage of total investment properties loans.

(2) LTV calculated by dividing most recent appraisal (typically at origination) on non-construction component of portfolio by the respective December 31, 2023 and December 31, 2022 commitment amount and senior lien.

(3) Office buildings included medical office buildings of $424.8 million, or 3.7% of total investment properties loans, at December 31, 2023 and $1.56 billion, or 13.4% of total investment properties loans, at December 31, 2022.

1-4 Family Properties Loans

1-4 family properties loans include construction loans to home builders and commercial mortgage loans related to 1-4 family rental properties and are almost always secured by the underlying property being financed by such loans. These properties are primarily located in the markets served by Synovus. At December 31, 2023, 1-4 family properties loans totaled $598.5 million, or 4.9% of the CRE loan portfolio, and decreased slightly from December 31, 2022.

Land and Development Loans

Land and development loans include commercial and residential development as well as land acquisition loans and are secured by land held for future development, typically in excess of one year. Properties securing these loans are substantially within markets served by Synovus, and loan terms generally include personal guarantees from the principals. Loans in this portfolio are underwritten based on the LTV of the collateral and the capacity of the guarantor(s). Land and development loans of $355.0 million at December 31, 2023 declined marginally from December 31, 2022.

Consumer Loans

The consumer loan portfolio consists of a wide variety of loan products offered through Synovus' banking network including first and second residential mortgages, home equity, and consumer credit card loans, as well as both secured and unsecured loans from third-party lending. As of December 31, 2023 and 2022, weighted average FICO scores within the residential real estate portfolio based on committed balances were 796 and 793 for home equity and 783 and 780 for consumer mortgages, respectively.

Consumer loans at December 31, 2023 of $8.49 billion decreased $510.1 million, or 6%, compared to December 31, 2022. Mortgage loans increased $197.3 million from December 31, 2022 despite lower production, largely due to slower prepayments and refinances as a result of elevated mortgage interest rates. Other consumer loans decreased $748.3 million from December 31, 2022 largely due to the sale of $421.7 million of third-party consumer loans in addition to the continued strategic run-off of the third-party lending portfolio.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 35

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table below shows the maturities of loans, net of deferred fees and costs, as of December 31, 2023. Also provided are the amounts due after one year, classified according to the sensitivity in interest rates. Actual repayments of loans may differ from the contractual maturities reflected therein because borrowers have the right to prepay obligations with and without prepayment penalties. Additionally, the refinancing of such loans or the potential delinquency of such loans could create differences between the contractual maturities and the actual repayment of such loans.

Table 8 - Loan Maturities and Interest Rate Sensitivity

	December 31, 2023				
(in thousands)	**One Year Or Less**	**Over One Year Through Five Years**	**Over Five Years Through Fifteen Years**	**Over Fifteen Years**	**Total**
Commercial, financial, and agricultural	$ 2,661,990	$ 8,748,365	$ 2,634,066	$ 414,924	$ 14,459,345
Owner-occupied	1,723,946	4,232,358	2,154,465	28,379	8,139,148
Total commercial and industrial	4,385,936	12,980,723	4,788,531	443,303	22,598,493
Investment properties	2,485,549	7,462,682	1,409,938	5,135	11,363,304
1-4 family properties	191,936	336,250	64,040	6,276	598,502
Land and development	186,614	159,693	8,571	74	354,952
Total commercial real estate	2,864,099	7,958,625	1,482,549	11,485	12,316,758
Consumer mortgages	108,555	39,938	433,158	4,830,072	5,411,723
Home equity	37,505	157,804	86,634	1,525,456	1,807,399
Credit cards	194,141	—	—	—	194,141
Other consumer loans	72,446	405,717	487,250	110,563	1,075,976
Total consumer	412,647	603,459	1,007,042	6,466,091	8,489,239
Loans, net of deferred fees and costs	**$ 7,662,682**	**$ 21,542,807**	**$ 7,278,122**	**$ 6,920,879**	**$ 43,404,490**

Loans due after one year:	**Fixed Interest Rate**	**Floating or Adjustable Interest Rate**	**Total**
Commercial, financial, and agricultural	$ 2,201,096	$ 9,596,259	$ 11,797,355
Owner-occupied	3,132,018	3,283,184	6,415,202
Total commercial and industrial	5,333,114	12,879,443	18,212,557
Investment properties	2,758,405	6,119,350	8,877,755
1-4 family properties	309,058	97,508	406,566
Land and development	75,650	92,688	168,338
Total commercial real estate	3,143,113	6,309,546	9,452,659
Consumer mortgages	4,502,175	800,993	5,303,168
Home equity	478,576	1,291,318	1,769,894
Other consumer loans	634,037	369,493	1,003,530
Total consumer	5,614,788	2,461,804	8,076,592
Loans, net of deferred fees and costs	**$ 14,091,015**	**$ 21,650,793**	**$ 35,741,808**

Deposits

Deposits continue to provide the most significant funding source for interest earning assets. The following table shows the composition of period-end deposits as of December 31, 2023 and 2022. See Table 12 - Average Balances, Interest, and Yields/Rates in this Report for information on average deposits including average rates paid in 2023, 2022, and 2021.

Table 9 - Composition of Period-end Deposits

	December 31, 2023		December 31, 2022	
(dollars in thousands)	**Amount**	**%[1]**	**Amount**	**%[1]**
Non-interest-bearing demand deposits[2]	$ 11,801,194	23.3%	$ 14,574,451	29.8%
Interest-bearing demand deposits[2]	6,540,977	12.9	5,761,355	11.8
Money market accounts[2]	10,819,709	21.3	12,480,709	25.5
Savings deposits[2]	1,062,619	2.1	1,396,431	2.9
Public funds	7,349,505	14.5	6,635,552	13.6
Time deposits[2]	7,122,182	14.0	2,724,056	5.6
Brokered deposits	6,042,999	11.9	5,299,005	10.8
Total deposits	**$ 50,739,185**	**100.0%**	**$ 48,871,559**	**100.0%**
Core deposits[3]	**$ 44,696,186**	**88.1%**	**$ 43,572,554**	**89.2%**

(1) Deposits balance in each category expressed as percentage of total deposits.

(2) Excluding any public funds or brokered deposits.

(3) Core deposits exclude brokered deposits.

36 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Total period-end deposits were $50.74 billion at December 31, 2023, up $1.87 billion, or 4%, compared to December 31, 2022, while core deposits also increased $1.12 billion, or 3%, in 2023. Fluctuations among core deposits categories were a function of the rate environment and included an increase in time deposits offset by decreases in non-interest-bearing demand deposits and money market accounts. Deployment of excess cash created from COVID-related stimulus was also a factor in the decrease in non-interest-bearing demand deposits, but the pace of decline slowed in the second half of 2023 relative to outflows experienced in the first half of 2023. Brokered deposits increased $744.0 million, or 14%, in 2023 as a result of continued proactive management of our balance sheet position. Total deposits on an average basis were $49.87 billion, up $927.2 million, or 2%, compared to the prior year as average core deposits of $43.76 billion declined $1.53 billion, or 3%, in 2023, largely due to pressures from the rate environment and client deployment of excess funds. Average brokered deposits of $6.10 billion grew $2.46 billion, or 67%, from 2022, primarily due to the ongoing management of our liquidity position. Average deposit costs were 2.50% for the fourth quarter of 2023, which equate to a cycle-to-date total deposit beta of 45% through the fourth quarter of 2023. Average deposit costs for 2023 were 206 bps, up 168 bps, compared to 38 bps for 2022, primarily due to the FOMC's rate hikes through the cycle. Deposit costs and betas have been impacted by pricing lags on core interest-bearing deposits as well as the decrease in non-interest-bearing demand deposits. As of December 31, 2023 and 2022, $23.77 billion and $23.96 billion, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimated based on the methodologies and assumptions used for the Bank's regulatory reporting requirements. At December 31, 2023, approximately 87% of our deposits are either insured (54%), collateralized (14%), or could be insured by switching to our insured cash sweep program, which has existing capacity (19%). The following table shows the portion of time deposits that are uninsured, by remaining time until maturity, at December 31, 2023. Table 10 - Maturity Distribution of Uninsured Time Deposits (in thousands) December 31, 2023 3 months or less $ 704,964 Over 3 months through 6 months 493,098 Over 6 months through 12 months 847,802 Over 12 months 177,160 Total outstanding $ 2,223,024 Part II ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SYNOVUS FINANCIAL CORP. - Form 10-K 37

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Interest Income

The following table summarizes the components of net interest income for the years ended December 31, 2023, 2022, and 2021, including the tax-equivalent adjustment that is required in making yields on tax-exempt loans and investment securities comparable to taxable loans and investment securities. The taxable-equivalent adjustment is based on a 21% federal income tax rate for the three years shown.

Table 11 - Net Interest Income

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Interest income	$ 3,050,358	$ 2,075,787	$ 1,653,343
Taxable-equivalent adjustment	4,621	3,927	3,185
Interest income, taxable-equivalent	3,054,979	2,079,714	1,656,528
Interest expense	1,233,703	278,887	120,396
Net interest income, taxable-equivalent	**$ 1,821,276**	**$ 1,800,827**	**$ 1,536,132**

Net interest income (interest income less interest expense) is the largest component of total revenue, representing earnings from the primary business of gathering funds from client deposits and other sources, and investing those funds primarily in loans and fixed-income securities. Synovus' long-term objective is to manage those assets and liabilities to maximize net interest income while balancing interest rate, credit, liquidity, and capital risks.

Net Interest Margin

Net interest margin is a measure of the spread between interest earning assets relative to the cost of funding and can be used to assess the efficiency of earnings from balance sheet activities. The net interest margin is affected by changes in interest earning asset yields, the cost of interest-bearing liabilities, the percentage of interest earning assets funded by non-interest-bearing funding sources, and the mix of earning assets and interest-bearing liabilities.

The net interest margin was 3.21% for 2023 compared to 3.32% in 2022, as the asset side of our consolidated balance sheets continued to benefit from higher interest rates, but the increase in funding costs, combined with remixing within core deposits, resulted in margin compression.

The primary components of the yield on interest earning assets are loan yields, yields on investment securities, and the yield on balances held with the Federal Reserve Bank. The yield on earning assets increased 155 bps to 5.39% from 3.84% in 2022, while the effective cost of funds increased 166 bps to 2.18% from 0.52% in 2022. Loan yields increased 177 bps as a result of the FOMC's continued rate hikes; the increase in average total loans, net of unearned income was primarily attributable to growth in commercial loans, largely in the latter half of 2022 and first part of 2023, in addition to increased line utilization. The increase in the effective cost of funds during 2023 was primarily driven by a decline in non-interest-bearing demand deposits and increases in market interest rates as funding costs continued to increase, albeit at a slower pace as the year progressed.

Earning Assets and Sources of Funds

Average total assets for 2023 increased $2.31 billion to $59.92 billion as compared to average total assets of $57.61 billion for 2022. Average interest earning assets increased $2.48 billion in 2023 as compared to the prior year and represented 94.6% of average total assets for 2023, as compared to 94.1% in 2022. The increase in average earning assets resulted primarily from a $2.52 billion increase in average total loans, net of deferred fees and costs.

Average interest-bearing liabilities for 2023 of $39.86 billion increased $4.98 billion from $34.88 billion in 2022. The increase in average interest-bearing liabilities resulted largely from a $2.81 billion increase in average time deposits, a $2.46 billion increase in brokered deposits, a $1.03 billion increase in long-term debt, and a $856.4 million increase in average interest-bearing demand deposits, partially offset by a $1.87 billion decrease in average money market accounts. The increase in time deposits and decrease in money market accounts are correlated, as fluctuations between these categories have been primarily driven by the rate environment. The increases in brokered deposits and long-term debt were largely due to the ongoing management of our liquidity position, which also included the February 2023 issuance of $500.0 million par value Synovus Bank Senior Notes.

Average non-interest bearing demand deposits decreased $3.07 billion compared to 2022, primarily driven by continued pressures from the rate environment and client deployment of excess funds.

38 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table 12 - Average Balances, Interest, and Yields/Rates

	2023			2022			2021		
(dollars in thousands)	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets									
Interest earning assets:									
Commercial loans [(1)(2)(3)]	$ 35,188,678	$ 2,263,117	6.43%	$ 32,402,218	$ 1,448,463	4.47%	$ 29,630,598	$ 1,150,835	3.88%
Consumer loans[(1)(2)]	8,557,650	426,266	4.98	8,823,424	361,524	4.10	8,520,247	334,917	3.93
Less: Allowance for loan losses	(463,493)	—	—	(421,506)	—	—	(537,324)	—	—
Loans, net	**43,282,835**	**2,689,383**	**6.21**	**40,804,136**	**1,809,987**	**4.44**	**37,613,521**	**1,485,752**	**3.95**
Investment securities available for sale	11,212,956	248,294	2.21	11,208,886	209,951	1.87	9,603,343	140,077	1.46
Trading account assets	15,486	886	5.72	13,374	261	1.95	5,613	87	1.55
Interest earning deposits with banks	59,020	2,143	3.63	30,300	267	0.88	23,235	82	0.35
Interest-bearing funds with Federal Reserve Bank	1,323,264	68,289	5.09	1,143,245	18,117	1.56	2,885,418	3,777	0.13
Federal funds sold and securities purchased under resale agreements	32,302	917	2.80	47,108	372	0.78	93,457	53	0.06
FHLB and Federal Reserve Bank stock	254,420	14,975	5.89	214,289	6,722	3.14	159,176	2,891	1.82
Mortgage loans held for sale	46,035	2,993	6.50	75,325	3,353	4.45	203,840	5,935	2.91
Other loans held for sale	469,689	27,099	5.69	682,961	30,684	4.43	580,162	17,874	3.04
Total interest earning assets	**56,696,007**	**$ 3,054,979**	**5.39%**	**54,219,624**	**$ 2,079,714**	**3.84%**	**51,167,765**	**$ 1,656,528**	**3.24%**
Other cash and cash equivalents	575,370			574,250			561,170		
Premises and equipment	367,159			385,622			445,333		
Other real estate	—			6,356			1,522		
Cash surrender value of bank-owned life insurance	1,099,641			1,078,653			1,058,966		
Other assets[(4)]	1,183,691			1,345,568			2,133,725		
Total assets	**$ 59,921,868**			**$ 57,610,073**			**$ 55,368,481**		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 9,884,039	$ 176,595	1.79%	$ 9,027,636	$ 25,912	0.29%	$ 8,701,078	$ 9,844	0.11%
Money market accounts	13,511,442	356,562	2.64	15,385,765	79,567	0.52	15,607,034	27,556	0.18
Savings deposits	1,229,975	1,046	0.09	1,481,372	399	0.03	1,335,269	229	0.02
Time deposits	5,473,405	196,481	3.59	2,667,101	13,902	0.52	3,630,401	18,107	0.50
Brokered deposits	6,104,461	296,071	4.85	3,644,957	67,452	1.85	3,028,797	19,183	0.63
Federal funds purchased and securities sold under repurchase agreements	97,114	1,667	1.69	205,753	1,308	0.63	210,949	128	0.06
Other short-term borrowings	528,194	24,611	4.60	466,254	10,945	2.32	8	—	—
Long-term debt	3,027,746	180,670	5.92	1,999,595	79,402	3.95	1,203,282	45,349	3.77
Total interest-bearing liabilities	**39,856,376**	**$ 1,233,703**	**3.10%**	**34,878,433**	**$ 278,887**	**0.80%**	**33,716,818**	**$ 120,396**	**0.36%**
Non-interest-bearing demand deposits	13,662,660			16,731,967			15,304,120		
Other liabilities	1,671,489			1,298,972			1,135,565		
Shareholders' equity	4,731,343			4,700,701			5,211,978		
Total liabilities and shareholders' equity	**$ 59,921,868**			**$ 57,610,073**			**$ 55,368,481**		
Net interest income, taxable-equivalent net interest margin		$ 1,821,276	3.21%		$ 1,800,827	3.32%		$ 1,536,132	3.00%
Less: taxable-equivalent adjustment		4,621			3,927			3,185	
Net interest income		**$ 1,816,655**			**$ 1,796,900**			**$ 1,532,947**	

(1) *Average loans are shown net of deferred fees and costs. NPLs are included.*

(2) *Interest income includes net loan fees as follows: 2023 — $47.7 million, 2022 — $57.3 million, and 2021 — $115.5 million.*

(3) *Reflects taxable-equivalent adjustments, using the statutory federal tax rate of 21%, in adjusting interest on tax-exempt loans to a taxable-equivalent basis.*

(4) *Includes average net unrealized gains (losses) on investment securities available for sale of $(1.62) billion, $(985.6) million, and $46.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.*

SYNOVUS FINANCIAL CORP. - *Form 10-K* 39

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table 13 - Rate/Volume Analysis

(in thousands)	2023 Compared to 2022 Change Due to[(1)] Volume/ Mix	Yield/ Rate	Net Change	2022 Compared to 2021 Change Due to[(1)] Volume/ Mix	Yield/ Rate	Net Change
Interest earned on:						
Commercial loans[(2)]	$ 124,555	$ 690,099	$ 814,654	$ 107,539	$ 190,089	$ 297,628
Consumer loans	(10,897)	75,639	64,742	11,915	14,692	26,607
Investment securities	76	38,267	38,343	23,441	46,433	69,874
Trading account assets	41	584	625	120	54	174
Interest earning deposits with banks	253	1,623	1,876	25	160	185
Interest-bearing funds with Federal Reserve Bank	2,808	47,364	50,172	(2,265)	16,605	14,340
Federal funds sold and securities purchased under resale agreements	(115)	660	545	(28)	347	319
FHLB and Federal Reserve Bank stock	1,260	6,993	8,253	1,003	2,828	3,831
Mortgage loans held for sale	(1,303)	943	(360)	(3,740)	1,158	(2,582)
Other loans held for sale	(9,448)	5,863	(3,585)	3,125	9,685	12,810
Total interest income	107,230	868,035	975,265	141,135	282,051	423,186
Interest paid on:						
Interest-bearing demand deposits	2,484	148,199	150,683	359	15,709	16,068
Money market accounts	(9,746)	286,741	276,995	(398)	52,409	52,011
Savings deposits	(75)	722	647	29	141	170
Time deposits	14,593	167,986	182,579	(4,817)	612	(4,205)
Brokered deposits	45,501	183,118	228,619	3,882	44,387	48,269
Federal funds purchased and securities sold under repurchase agreements	(684)	1,043	359	(3)	1,183	1,180
Other short-term borrowings	1,437	12,229	13,666	10,945	—	10,945
Long-term debt	40,612	60,656	101,268	30,021	4,032	34,053
Total interest expense	94,122	860,694	954,816	40,018	118,473	158,491
Net interest income, taxable-equivalent	**$ 13,108**	**$ 7,341**	**$ 20,449**	**$ 101,117**	**$ 163,578**	**$ 264,695**

(1) Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate, while rate change is change in rate times the previous volume.

(2) Reflects taxable-equivalent adjustments, using the statutory federal income tax rate of 21%, in adjusting interest on tax-exempt loans to a taxable-equivalent basis.

Non-interest Revenue

The following table shows the principal components of non-interest revenue.

Table 14 - Non-interest Revenue

(in thousands)	Years Ended December 31, 2023	2022	2021	December 31, 2023 vs December 31, 2022 $ Change	% Change
Service charges on deposit accounts	$ 90,096	$ 93,067	$ 86,310	$ (2,971)	(3)%
Fiduciary and asset management fees	78,077	78,414	77,147	(337)	—
Card fees	72,357	61,833	51,399	10,524	17
Brokerage revenue	83,431	67,034	56,439	16,397	24
Mortgage banking income	15,157	17,476	54,371	(2,319)	(13)
Capital markets income	32,181	26,702	26,118	5,479	21
Income from bank-owned life insurance	31,429	29,720	38,019	1,709	6
Investment securities gains (losses), net	(76,718)	—	(799)	(76,718)	nm
Insurance revenue	8,443	7,893	9,472	550	7
Gain on sale of GLOBALT	1,929	—	—	1,929	nm
Recovery of NPA	13,126	—	—	13,126	nm
Other non-interest revenue	54,502	27,197	51,590	27,305	100
Total non-interest revenue	**$ 404,010**	**$ 409,336**	**$ 450,066**	**$ (5,326)**	**(1)%**
Core banking fees[(1)]	**$ 188,093**	**$ 180,882**	**$ 165,481**	**$ 7,211**	**4%**
Wealth revenue[(2)]	**$ 169,951**	**$ 153,341**	**$ 143,058**	**$ 16,610**	**11%**

(1) Core banking fees consist of service charges on deposit accounts, card fees, and other non-interest revenue components including letter of credit fees, ATM fee income, line of credit non-usage fees, gains (losses) from sales of SBA loans, and miscellaneous other service charges.

(2) Wealth revenue consists of fiduciary and asset management, brokerage, and insurance revenue.

40 SYNOVUS FINANCIAL CORP. - Form 10-K

Non-interest revenue for the year ended December 31, 2023 was $404.0 million, down $5.3 million, or 1%, compared to the year ended December 31, 2022, and was negatively impacted by losses from sales of investment securities of $76.7 million. Excluding the losses from sales of investment securities, the primary drivers of the increase in non-interest revenue included higher wealth revenue, a $13.1 million one-time benefit from the recovery of a non-performing asset related to the Qualpay investment, $11.7 million in transaction fees related to a third-party lending relationship, higher card fees, and a $7.0 million write-down on a minority Fintech investment that impacted earnings on equity method investments in 2022. See ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies and Note 14 - Commitments and Contingencies’’ for further discussion on Qualpay. Service charges on deposit accounts, consisting of account analysis fees, NSF fees, and all other service charges decreased during 2023 compared to 2022. The largest category of service charges, account analysis fees, was $43.2 million for 2023, up $3.1 million, or 8%, from 2022. NSF/overdraft fees of $23.0 million decreased $6.9 million, or 23.0%, from 2022 and included the impact of NSF/overdraft fee program changes implemented during 2023. All other service charges on deposit accounts, which consist primarily of monthly fees on consumer demand deposits and small business accounts, were $23.8 million for 2023, up $787 thousand, or 3%, compared to 2022. Fiduciary and asset management fees are derived from providing estate administration, personal trust, corporate trust, corporate bond, investment management, financial planning, and family office services. The slight decrease in fiduciary and asset management fees for 2023 was primarily driven by the sale of GLOBALT to its management team on September 30, 2023. Card fees consist primarily of credit card interchange fees, debit card interchange fees, and merchant revenue. Card fees are reported net of certain associated expense items including client loyalty program expenses and network expenses. Merchant revenue relates to the fees that are charged to merchant clients based on a percentage of their credit or debit card transaction volume amounts. The increase in 2023 from 2022 resulted from higher merchant fees primarily driven by our Qualpay investment, increased merchant revenue largely from higher sales transaction volumes, and higher credit card transaction volumes from elevated commercial/small business spend activity. Brokerage revenue consists primarily of brokerage commissions as well as advisory fees earned from the management of client assets. The increase in 2023 over 2022 largely benefited from client activity, including movement into short-term liquidity products such as repurchase agreements due to the rate environment. Mortgage banking income, consisting of net gains on loan origination/sales activities, was lower compared to 2022, driven largely by a $5.9 million decline in gains on sale as a result of a $220.1 million, or 28%, decline in loans sold, somewhat offset by a $3.5 million favorable change in the mark-to-market. Secondary market production was $548.2 million, a $181.1 million, or 25%, decrease compared to 2022. Capital markets income primarily includes fee income from client derivative transactions, debt capital market transactions, foreign exchange, as well as other miscellaneous income from capital market transactions. The increase for 2023 was primarily a result of a $6.9 million increase in loan syndication arranger fees and $1.5 million higher fee income from debt capital markets transactions partially offset by a $3.2 million decrease in fees on client derivative transactions. Income from BOLI includes increases in the cash surrender value of policies and proceeds from insurance benefits. The increase in 2023 was driven by a $1.1 million increase in proceeds from insurance benefits. During the fourth quarter of 2023, as part of an overall strategic repositioning of the investment securities portfolio, Synovus sold at amortized cost $1.30 billion of U.S. Treasury securities, agency securities and debt and agency mortgage-backed securities, which resulted in realized net losses of $77.7 million. Insurance revenue primarily includes fixed annuity revenue and income from life insurance commissions. The $550 thousand increase from 2022 included a $1.0 million increase in fixed annuity revenue driven by the rate environment partially offset by $320 thousand lower income from life insurance commissions. On September 30, 2023, Synovus further simplified its business mix and sold its asset management firm GLOBALT to its management team and recorded a $1.9 million gain, which included an earnout receivable valued at $1.8 million. The divestiture will be immaterial to future earnings and will allow us to reallocate capital to higher returning fee income lines of business while continuing to meet our wealth clients’ needs. The main components of other non-interest revenue are fees for letters of credit and unused lines of credit, safe deposit box fees, access fees for ATM use, other service charges and loan servicing fees, earnings on equity method investments, gains (losses) from sales of SBA loans, and other miscellaneous items. In 2023, there were $11.7 million in transaction fees related to a third-party lending relationship, a $9.0 million increase in the fair value of non-qualified deferred compensation plan assets (offset in non-interest expense), a $5.3 million increase compared to 2022 related to favorable valuation adjustments on tax-related equity investment partnerships, and $4.2 million lower loan servicing fees on our third-party lending relationships. 2022 included a $7.0 million write-down on a minority Fintech investment and a $3.5 million gain on the sale of a real estate partnership. Part II ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SYNOVUS FINANCIAL CORP. - Form 10-K 41

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Non-interest Expense

The following table summarizes non-interest expense for the years ended December 31, 2023, 2022, and 2021.

Table 15 - Non-interest Expense

	Years Ended December 31,			December 31, 2023 vs December 31, 2022	
(in thousands)	**2023**	**2022**	**2021**	**$ Change**	**% Change**
Salaries and other personnel expense	$ 728,378	$ 681,710	$ 649,426	$ 46,668	7%
Net occupancy, equipment, and software expense	179,581	174,730	169,222	4,851	3
Third-party processing and other services	86,649	88,617	86,688	(1,968)	(2)
Professional fees	39,854	37,189	32,785	2,665	7
FDIC insurance and other regulatory fees	94,737	29,083	22,355	65,654	226
Amortization of intangibles	10,487	8,472	9,516	2,015	24
Restructuring charges (reversals)	17,707	(9,690)	7,223	27,397	(283)
Valuation adjustment to Visa derivative	3,927	6,000	2,656	(2,073)	(35)
(Gain) loss on early extinguishment of debt	(5,400)	677	—	(6,077)	nm
Loss on other loans held for sale	50,064	—	—	50,064	nm
Other operating expense	129,440	140,718	120,033	(11,278)	(8)
Total non-interest expense	**$ 1,335,424**	**$ 1,157,506**	**$ 1,099,904**	**$ 177,918**	**15%**

Non-interest expense for the year ended December 31, 2023 was $1.34 billion, an increase of $177.9 million, or 15%, compared to the year ended December 31, 2022. The increase in non-interest expense during 2023 was impacted by a $51.0 million accrual for the FDIC special assessment and a $50.1 million loss related to strategic sales of medical office buildings loans and third-party consumer loans. In addition, restructuring charges of $18.4 million were recorded for one-time benefits associated with a voluntary early retirement program offered to certain qualified employees in 2023 while 2022 benefited from a $9.7 million reversal of restructuring charges.

Salaries and other personnel expense increased compared to 2022, primarily due to the impacts of merit and inflationary wage increases, employee healthcare costs, unfavorable deferred loan origination costs due to lower loan production, and a $9.0 million unfavorable change from the fair value of the non-qualified deferred compensation liability (offset in non-interest revenue). The increases were somewhat offset by lower incentives and commissions largely due to decreased performance and production volumes. Synovus employees totaled 4,879, down 235, or 5%, from December 31, 2022 primarily as a result of the aforementioned voluntary early retirement program in addition to strategic reductions in areas primarily impacted by production volume declines, partially offset by additions in areas associated with revenue growth and certain critical support functions.

Net occupancy, equipment, and software expense increased compared to 2022, due primarily to continued investments in technology and operations infrastructure. Synovus Bank operated 246 branches at both December 31, 2023 and 2022.

Third-party processing and other services expense includes all third-party core operating system and processing charges as well as third-party loan servicing charges. Third-party processing expense decreased compared to 2022, mostly due to lower servicing fees associated with decreased third-party consumer loans somewhat offset by enhancements associated with technology and operations infrastructure investments and new business initiatives.

Professional fees increased compared to 2022, primarily from increased legal fees from various transaction-related matters, including new business initiatives, and higher consulting fees largely related to strategic and infrastructure investments.

FDIC insurance and other regulatory fees increased compared to 2022. On May 22, 2023, the FDIC published its proposed rule to charge certain banks a special assessment to cover losses incurred by the Deposit Insurance Fund (DIF) due to bank failures in March and May of 2023. The final rule was approved by the FDIC Board on November 16, 2023 and imposed a special assessment at an annual rate of approximately 13.4 bps on a bank's uninsured deposits balance, in excess of $5 billion, as of December 31, 2022, payable in eight quarterly installments beginning in the first quarter of 2024. A $51.0 million expense was accrued in the fourth quarter of 2023, with the remaining increase largely due to the industry-wide 2 bps increase in the deposit insurance initial base assessment rate that went into effect in the first quarter of 2023.

Amortization of intangibles increased during 2023 primarily due to Synovus' acquisition of Qualpay. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" for further discussion on Qualpay and "Part II - Item 8. Financial Statements and Supplementary Data - Note 5 - Goodwill and Other Intangible Assets" for further information on Qualpay's other intangible assets.

During the year ended December 31, 2023, Synovus' restructuring charges of $17.7 million primarily consisted of $18.4 million in one-time termination benefits associated with a voluntary early retirement program offered to certain employees, $4.7 million in gains on the sale of branches previously closed, and $3.8 million of additional severance unrelated to the amount recorded for the voluntary early retirement program. During the year ended December 31, 2022, a net restructuring reversal of $9.7 million was recorded and primarily consisted of $15.4 million in gains on sales of certain building and branch locations and $4.8 million in lease termination charges and asset impairment charges related to branch closures and restructuring of corporate real estate as part of a large-scale property optimization program.

For the years ended December 31, 2023 and 2022, Synovus recorded $3.9 million and $6.0 million, respectively, in valuation adjustments to the Visa derivative associated with an indemnification agreement following Visa's announcements of funding into its litigation escrow account. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" of this Report for additional information on the Visa derivative.

42 **SYNOVUS FINANCIAL CORP.** - *Form 10-K*

In 2023, Synovus repurchased $97.0 million of its 5.90% Fixed-to-Fixed Rate Subordinated Notes through both a cash tender offer and open market purchases and recognized gains of $5.4 million on the early extinguishment of debt. On February 10, 2022, Synovus Bank redeemed its 2.289% Fixed- to-Floating Rate Bank Senior Notes of $400 million par value and incurred a $677 thousand loss on early extinguishment of debt. During 2023, Synovus recorded a loss of $50.1 million related to strategic sales of medical office buildings loans and third-party consumer loans. See ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 3 - Loans and Allowance for Loan Losses’’ for further information. Other operating expense includes advertising, travel, insurance, network and communication, other taxes, subscriptions and dues, other loan and ORE expense, postage and freight, training, business development, supplies, donations, and other miscellaneous expense. The decrease over prior year was primarily related to decreased loan expense from lower production and a $2.7 million reversal of an impairment charge related to the Qualpay investment. See ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies and Note 14 - Commitments and Contingencies’’ for further discussion on Qualpay. Income Taxes Income tax expense was $154.0 million for the year ended December 31, 2023, compared to $206.3 million and $228.9 million for the years ended December 31, 2022 and 2021, respectively. The effective income tax rate for the years ended December 31, 2023, 2022, and 2021 was 22.1%, 21.4%, and 23.1%, respectively. The most significant factor of the increase in the effective tax rate in 2023 compared to the prior year related to a downward revaluation of state deferred tax assets associated with the anticipated expansion of a third-party lending relationship which would lower future taxes in certain states. Deferred tax assets generally represent amounts available to reduce income taxes payable in future years. At December 31, 2023, the net deferred tax asset was $506.9 million compared to $595.3 million at December 31, 2022. Synovus regularly assesses the realizability of its net deferred tax assets based upon all available evidence, both positive and negative. Based upon the assessment, Synovus established a valuation allowance of $26.2 million at December 31, 2023 and $19.1 million at December 31, 2022, on the portion of its federal and state NOLs and tax credits that are not expected to be utilized prior to expiration in years 2024 through 2043. See ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 16 - Income Taxes’’ of this Report for additional discussion regarding deferred income taxes. Part II ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SYNOVUS FINANCIAL CORP. - Form 10-K 43

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Credit Quality

Synovus diligently monitors the quality of its loan portfolio by industry, property type, and geography through a thorough portfolio review process and our analytical risk management tools. Credit quality metrics migrated from historically low levels with the NPA and NPL ratios both at 0.66% and total past dues at 0.14%, as a percentage of total loans. Net charge-offs for 2023 at $153.3 million, or 0.35%, of average loans, were largely impacted by strategic loan sales and exposure to a nationally syndicated C&I credit that resulted in a $23.3 million net charge-off.

Table 16 - Selected Credit Quality Metrics

	December 31,		
(dollars in thousands)	**2023**	**2022**	**2021**
Non-performing loans	$ 288,177	$ 128,061	$ 131,042
ORE and other assets	—	15,320	27,137
Non-performing assets	$ 288,177	$ 143,381	$ 158,179
Loans 90 days past due and still accruing	$ 5,053	$ 3,373	$ 6,770
As a % of loans	0.01%	0.01%	0.02%
Total past due loans and still accruing	$ 59,099	$ 65,568	$ 57,565
As a % of loans	0.14%	0.15%	0.15%
FDMs[1]	$ 249,529		
Accruing TDRs[1]		$ 146,840	$ 119,804
Non-performing loans as a % of total loans	0.66%	0.29%	0.33%
Non-performing assets as a % of total loans, impaired loans held for sale, ORE, and specific other assets	0.66	0.33	0.40
Total loans	$ 43,404,490	$ 43,716,353	$ 39,311,958
Net charge-offs	153,342	53,156	77,788
Net charge-offs/average loans	0.35%	0.13%	0.20%
Provision for (reversal of) loan losses	$ 189,303	$ 68,983	$ (100,351)
Provision for (reversal of) unfunded commitments	(224)	15,570	(5,900)
Provision for (reversal of) credit losses	$ 189,079	$ 84,553	$ (106,251)
Allowance for loan losses	$ 479,385	$ 443,424	$ 427,597
Reserve for unfunded commitments	57,231	57,455	41,885
Allowance for credit losses	$ 536,616	$ 500,879	$ 469,482
ACL to loans coverage ratio	1.24%	1.15%	1.19%
ALL to loans coverage ratio	1.10	1.01	1.09
ACL/NPLs	186.21	391.13	358.27
ALL/NPLs	166.35	346.26	326.31

(1) Synovus' adoption of ASU-2022-02 on January 1, 2023 on a prospective basis resulted in the elimination of accounting and disclosure requirements for TDRs and added requirements for the disclosure of certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty called FDMs. As a result, the population of loans considered FDMs is larger than the population previously considered TDRs. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies and Note 3 - Loans and Allowance for Loan Losses" for additional information on FDMs and TDRs in prior periods.

Non-performing Assets

Total NPAs were $288.2 million at December 31, 2023, a $144.8 million increase from December 31, 2022 primarily due to the designation of several large commercial relationships as non-performing, which have undergone impairment testing and have been appropriately marked or reserved. Total NPAs as a percentage of total loans, other loans held for sale, ORE and specific other assets increased to 0.66% at December 31, 2023 compared to 0.33% at December 31, 2022. NPLs were $288.2 million at December 31, 2023, a $160.1 million increase from December 31, 2022.

44 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows the components of NPAs by portfolio class at December 31, 2023 and 2022.

Table 17 - NPAs by Portfolio Class

	December 31,			
	2023	2022		
(in thousands)	**Total NPAs(1)**	**NPLs**	**ORE and Other Assets**	**Total NPAs**
Commercial, financial, and agricultural	$ 89,870	$ 59,307	$ —	$ 59,307
Owner-occupied	91,370	10,104	—	10,104
Total commercial and industrial	181,240	69,411	—	69,411
Investment properties	39,770	3,473	—	3,473
1-4 family properties	3,056	3,122	—	3,122
Land and development	804	1,158	—	1,158
Total commercial real estate	43,630	7,753	—	7,753
Consumer mortgages	46,108	36,847	—	36,847
Home equity	10,473	6,830	—	6,830
Other consumer loans	6,726	7,220	—	7,220
Total consumer	63,307	50,897	—	50,897
Other assets	—	—	15,320	15,320
Total	**$ 288,177**	**$ 128,061**	**$15,320**	**$ 143,381**

(1) For December 31, 2023, total NPAs equaled total NPLs.

Past Due Loans

As a percentage of loans outstanding, loans 30 or more days past due and still accruing interest were 0.14% at December 31, 2023 compared to 0.15% at December 31, 2022. As a percentage of loans outstanding, loans 90 days past due and still accruing interest were 0.01% at both December 31, 2023 and 2022. These loans are in the process of collection and carry reserves in accordance with our ACL methodology.

Criticized and Classified Loans

Our loan ratings are aligned to federal banking regulators' definitions of pass and criticized categories, which include special mention, substandard, doubtful, and loss. Substandard accruing and non-accruing loans, doubtful, and loss loans are often collectively referred to as classified. Special mention, substandard, doubtful, and loss loans are often collectively referred to as criticized and classified loans. The following table presents a summary of criticized and classified loans. Criticized and classified loans at December 31, 2023 increased $584.5 million compared to December 31, 2022, primarily due to pressures from the economic and interest rate environment.

Table 18 - Criticized and Classified Loans

	December 31,	
(dollars in thousands)	**2023**	**2022**
Special mention loans	$ 615,748	$ 312,921
Substandard loans	898,579	626,266
Doubtful loans	9,714	—
Loss loans	2,539	2,884
Criticized and Classified loans	**$1,526,580**	**$ 942,071**
As a % of total loans	3.5%	2.2%

SYNOVUS FINANCIAL CORP. - *Form 10-K* 45

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Charge-offs

Total 2023 net charge-offs were $153.3 million, or 0.35%, of average loans, compared to total net charge-offs of $53.2 million, or 0.13% of average loans in 2022. Net charge-offs increased in 2023 as compared to 2022 largely due to net charge-offs of $31.3 million related to strategic loan sales as well as a $23.3 million net charge-off that resulted from exposure to a nationally syndicated C&I credit. Excluding the strategic loan sales, the net charge-off ratio for 2023 was 0.28% of average loans. The following table shows net charge-offs (recoveries) for the years ended December 31, 2023, 2022, and 2021.

Table 19 - Net Charge-offs

	Years Ended December 31,					
	2023		2022		2021	
(dollars in thousands)	Amount	%(1)	Amount	%(1)	Amount	%(1)
Commercial and industrial	$ 69,656	0.31%	$ 27,963	0.13%	$ 49,723	0.26%
Commercial real estate	44,177	0.35	1,469	0.01	7,948	0.08
Consumer	39,509	0.46	23,724	0.27	20,117	0.23
Total net charge-offs	$ 153,342	0.35%	$ 53,156	0.13%	$ 77,788	0.20%

(1) *Net charge-off ratio as a percentage of average loans.*

Provision for (reversal of) Credit Losses and Allowance for Credit Losses

The provision for credit losses of $189.1 million for the year ended December 31, 2023 included net charge-offs of $153.3 million and compares to a provision for credit losses of $84.6 million for the year ended December 31, 2022 that included net charge-offs of $53.2 million. The increase in provision was driven by increased net charge-offs and downward risk grade migration, as well as continued economic uncertainty. The increase in 2023 net charge-offs included net charge-offs of $31.3 million related to strategic loan sales as well as exposure to a nationally syndicated C&I credit.

The ALL of $479.4 million and the reserve for unfunded commitments of $57.2 million, which is recorded in other liabilities, comprise the total ACL of $536.6 million at December 31, 2023. The ACL increased $35.7 million compared to the December 31, 2022 ACL of $500.9 million, which consisted of an ALL of $443.4 million and the reserve for unfunded commitments of $57.5 million. The ACL to loans coverage ratio of 1.24% at December 31, 2023 was 9 bps higher compared to December 31, 2022. The increase in the ACL from December 31, 2022 resulted primarily from downward risk grade migration, an increase in reserves on individually evaluated loans, and the continuation of an uncertain economic environment.

See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" and "Part II - Item 8. Financial Statements and Supplementary Data - Note 3 - Loans and Allowance for Loan Losses" in this Report for more information.

The following table shows the allocation of the allowance for loan losses at December 31, 2023 and 2022.

Table 20 - Allocation of Allowance for Loan Losses

	December 31,					
	2023			2022		
(dollars in thousands)	Amount	% of ALL	% of Total Loans(1)	Amount	% of ALL	% of Total Loans(1)
Commercial and industrial	$ 218,970	45.7%	52.0%	$ 161,550	36.4%	50.5%
Commercial real estate	133,758	27.9	28.4	143,575	32.4	28.9
Consumer	126,657	26.4	19.6	138,299	31.2	20.6
Total allowance for loan losses	$ 479,385	100.0%	100.0%	$ 443,424	100.0%	100.0%

(1) *Loan balance in each category expressed as a percentage of loans, net of deferred fees and costs. See Table 5 - Loans by Portfolio Class in this Report for more information.*

46 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital Resources

Synovus and Synovus Bank are required to comply with capital adequacy standards established by our primary federal regulator, the Federal Reserve. Synovus and Synovus Bank measure capital adequacy using the standardized approach under Basel III. At December 31, 2023, Synovus and Synovus Bank's capital levels remained strong and exceeded well-capitalized requirements currently in effect. The following table presents certain ratios used to measure Synovus and Synovus Bank's capitalization.

Table 21 - Capital Ratios

(dollars in thousands)	December 31, 2023	December 31, 2022
CET1 capital		
Synovus Financial Corp.	$ 5,206,521	$ 4,926,194
Synovus Bank	5,559,624	5,446,703
Tier 1 risk-based capital		
Synovus Financial Corp.	5,743,666	5,463,339
Synovus Bank	5,559,624	5,446,703
Total risk-based capital		
Synovus Financial Corp.	6,654,224	6,415,681
Synovus Bank	6,249,947	6,079,152
CET1 capital ratio		
Synovus Financial Corp.	10.22%	9.63%
Synovus Bank	10.93	10.66
Tier 1 risk-based capital ratio		
Synovus Financial Corp.	11.28	10.68
Synovus Bank	10.93	10.66
Total risk-based capital to risk-weighted assets ratio		
Synovus Financial Corp.	13.07	12.54
Synovus Bank	12.29	11.89
Leverage ratio		
Synovus Financial Corp.	9.49	9.07
Synovus Bank	9.21	9.06

At December 31, 2023, Synovus' CET1 ratio was 10.22%, well in excess of regulatory requirements including the capital conservation buffer of 2.5%. The December 31, 2023 CET1 ratio increased 59 bps compared to December 31, 2022 as our organic earnings and muted balance sheet growth supported capital accretion. For more information on regulatory capital requirements, see "Part II - Item 8. Financial Statements and Supplementary Data - Note 10 - Regulatory Capital" in this Report. In 2024, our capital plan anticipates a stable common stock dividend and management of our CET1 ratio within our targeted range of 10.0% to 10.5%.

The Company announced on January 18, 2024 that its Board of Directors authorized share repurchases of up to $300 million of common stock and $50 million of preferred stock in 2024. Subsequent to year-end, through February 20, 2024, Synovus repurchased $29.9 million, or 800 thousand shares, of common stock via open market transactions.

On January 18, 2023, Synovus announced that its Board of Directors approved a capital plan that included an anticipated quarterly common stock dividend of $0.38 per share, beginning with the quarterly dividend payable in April 2023, and authorized share repurchases of up to $300 million in 2023. During 2023, Synovus did not repurchase any common stock.

On August 26, 2020, the federal banking regulators issued a final rule that allowed electing banking organizations that adopted CECL during 2020 to mitigate the estimated effects of CECL on regulatory capital for two years, followed by a three-year phase-in transition period. Synovus adopted CECL on January 1, 2020, and the December 31, 2023 regulatory capital ratios reflect Synovus' election of the five-year transition provision. At December 31, 2023, $29.2 million, or a cumulative 6 bps benefit to CET1, was deferred.

Parent Company

The Parent Company's net assets consist primarily of its investment in Synovus Bank. The Parent Company's primary uses of cash are for the servicing of debt, payment of dividends to shareholders, and repurchases of common stock. The Parent Company also provides the necessary funds to strengthen the capital of its subsidiaries if needed. These uses of cash are primarily funded by dividends from Synovus Bank, borrowings from external sources, and equity offerings.

During 2023, Synovus Bank and non-bank subsidiaries paid upstream cash dividends to the Parent Company totaling $435.0 million. During 2022, Synovus Bank paid upstream cash dividends to the Parent Company totaling $350.0 million, and during 2021, Synovus Bank paid upstream cash dividends to the Parent Company totaling $420.0 million.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 47

Liquidity Liquidity represents the extent to which Synovus has readily available sources of funding to meet the needs of depositors, borrowers, and creditors; to support asset growth; and to otherwise sustain operations of Synovus and its subsidiaries, at a reasonable cost, on a timely basis, and without adverse consequences. ALCOmonitors Synovus' economic, competitive, and regulatory environment and is responsible for measuring, monitoring, and reporting on liquidity and funding risk as well as market risk. In accordance with Synovus policies and regulatory guidance, ALCO evaluates contractual and anticipated cash flows under normal and stressed conditions to properly manage the Company's liquidity profile. Synovus places an emphasis on maintaining numerous sources of current and contingent liquidity to meet its obligations to depositors, borrowers, and creditors on a timely basis. Liquidity is generated through various sources, including, but not limited to, maturities and repayments of loans by clients, maturities and sales of investment securities, and growth in core and wholesale deposits. Synovus Bank also generates liquidity through the issuance of brokered certificates of deposit and money market accounts. Synovus Bank accesses funds from a broad geographic base to diversify its sources of funding and liquidity. Synovus Bank also has the capacity to access funding through its membership in the FHLB system and the Federal Reserve. Management continuously monitors and maintains appropriate levels of liquidity so as to provide adequate funding sources to manage client deposit withdrawals, loan requests, and other funding demands. Core deposit balances have increased by $1.12 billion compared to December 31, 2022. Fluctuations among core deposit categories have been a function of the rate environment, as well as deployment of excess cash created from COVID-related stimulus in the case of non-interest-bearing deposits, and included a $3.13 billion decrease in non-interest-bearing demand deposits and a $1.93 billion decline in money market accounts, with an offsetting $4.57 billion increase in time deposits. Synovus continues to proactively manage its liquidity position, which has included increasing brokered deposits, and robust contingent liquidity is maintained across a diverse set of sources which include immediately available funds as well as funds we expect to be available within short notice. Contingent liquidity sources include primary sources such as FHLB borrowing capacity, FRB cash reserves, unencumbered securities, and third-party consumer loans, which includes our decision to sell loans from this portfolio and strategic runoff, while secondary sources consist of the Federal Reserve discount window, Fed Funds lines, and other sources. At December 31, 2023, contingent sources of liquidity totaled approximately $27.7 billion, and based on currently pledged collateral, Synovus Bank had access to FHLB funding of $7.56 billion, subject to FHLB credit policies. In addition to bank level liquidity management, Synovus must manage liquidity at the parent company level for various operating needs including the servicing of debt, the payment of dividends on our common stock and preferred stock, payment of general corporate expense, and potential capital infusions into subsidiaries. The primary source of liquidity for Synovus consists of dividends from Synovus Bank, which is governed by certain rules and regulations of the GA DBF and the Federal Reserve Bank. Synovus' ability to receive dividends from Synovus Bank in future periods will depend on a number of factors, including, without limitation, Synovus Bank's future profits, asset quality, liquidity, and overall condition. In addition, both the GA DBF and Federal Reserve Bank may require approval to pay dividends, based on certain regulatory statutes and limitations. On February 15, 2023, Synovus Bank issued $500 million aggregate principal amount of 5.625% Senior Bank Notes due 2028, and the Notes will mature on February 15, 2028. The Notes will bear interest at 5.625% per annum, payable semiannually in arrears on each February 15 and August 15, beginning on August 15, 2023. Synovus Bank may not redeem the Notes prior to August 15, 2023. The redemption price for any redemption in whole or in part, at our option, on or after August 15, 2023, and prior to January 15, 2028, is equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on January 15, 2028) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. The redemption price for any redemption after January 15, 2028 is 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to the redemption date. The Notes are not redeemable at the option or election of holders. During 2023, Synovus repurchased $97.0 million of its 5.90% Fixed-to-Fixed Rate Subordinated Notes through both a cash tender offer and open market purchases and recognized gains of $5.4 million on the early extinguishment of debt. The Company may continue to redeem any outstanding debt as it deems appropriate and as permitted per regulatory approvals if so required and in compliance with laws. Synovus presently believes that the sources of liquidity discussed above, including existing liquid funds on hand, are sufficient to meet its anticipated funding needs. However, if economic conditions were to significantly deteriorate, regulatory capital requirements for Synovus or Synovus Bank were to increase as the result of regulatory directives or otherwise, or Synovus believes it is prudent to enhance current liquidity levels, then Synovus may seek additional liquidity from external sources. See ‘‘Part I - Item 1A. - Risk Factors - Market and Other General Risk - Recent negative developments affecting the banking industry, and resulting media coverage, have eroded client confidence in the banking system, and Credit and Liquidity Risk - Changes in the cost and availability of funding due to changes in the deposit market and credit market may adversely affect our capital resources, liquidity and financial results’’. Furthermore, Synovusmay, from time to time, take advantage of attractivemarket opportunities to refinance, retire, or repurchase its existing debt, redeem its preferred stock, repurchase shares, or strengthen its liquidity or capital position. Part II ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 48 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual Cash Obligations

The following table summarizes, by remaining maturity, Synovus' significant contractual cash obligations at December 31, 2023. Excluded from the table below are certain liabilities with variable cash flows and/or no contractual maturity. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 14 - Commitments and Contingencies" of this Report for information on Synovus' commitments to extend credit including loan commitments and letters of credit along with obligations related to Synovus' sponsorship of MPS businesses. Additionally, see "Part II - Item 8. Financial Statements and Supplementary Data - Note 7 - Deposits" of this Report for information on contractual maturities of time deposits and "Part II - Item 8. Financial Statements and Supplementary Data - Note 8 - Other Short-term Borrowings and Long-term Debt" for information on long-term debt obligations.

Table 22 - Contractual Cash Obligations

	Payments Due After December 31, 2023		
(in thousands)	**1 Year or Less**	**After 1 Year**	**Total**
Long-term debt obligations	$ 108,347	$ 2,220,734	$ 2,329,081
Lease obligations	36,335	677,313	713,648
Purchase commitments[(1)]	81,841	103,944	185,785
Commitments to fund tax credits, CRA partnerships, and other investments[(2)]	195,185	98,081	293,266
Total contractual cash obligations	**$ 421,708**	**$ 3,100,072**	**$ 3,521,780**

(1) Legally binding purchase obligations of $1.0 million or more.

(2) Commitments to fund investments in tax credits, CRA partnerships, and other investments have scheduled funding dates that are contingent on events that have not yet occurred, and may be subject to change.

Recently Issued Accounting Standards

See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" of this Report for further information.

Non-GAAP Financial Measures

The measures entitled adjusted non-interest revenue; adjusted non-interest expense; adjusted revenue; adjusted tangible efficiency ratio; adjusted return on average assets; adjusted net income available to common shareholders; adjusted net income per common share, diluted; adjusted return on average common equity; return on average tangible common equity; adjusted return on average tangible common equity; the tangible common equity ratio; and adjusted PPNR are not measures recognized under GAAP and therefore are considered non-GAAP financial measures. The most comparable GAAP measures to these measures are total non-interest revenue, total non-interest expense, total TE revenue, efficiency ratio-TE, return on average assets, net income available to common shareholders, net income per common share, diluted, return on average common equity, the ratio of total Synovus Financial Corp. shareholders' equity to total assets, and PPNR, respectively.

Management believes that these non-GAAP financial measures provide meaningful additional information about Synovus to assist management and investors in evaluating Synovus' operating results, financial strength, the performance of its business, and the strength of its capital position. However, these non-GAAP financial measures have inherent limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of operating results or capital position as reported under GAAP. The non-GAAP financial measures should be considered as additional views of the way our financial measures are affected by significant items and other factors, and since they are not required to be uniformly applied, they may not be comparable to other similarly titled measures at other companies. Adjusted non-interest revenue and adjusted revenue are measures used by management to evaluate non-interest revenue and total revenue exclusive of net investment securities gains (losses), fair value adjustments on non-qualified deferred compensation, and other items not indicative of ongoing operations that could impact period-to-period comparisons. Adjusted non-interest expense and the adjusted tangible efficiency ratio are measures utilized by management to measure the success of expense management initiatives focused on reducing recurring controllable operating costs. Adjusted return on average assets, adjusted net income available to common shareholders, adjusted net income per common share, diluted, and adjusted return on average common equity are measurements used by management to evaluate operating results exclusive of items that management believes are not indicative of ongoing operations and impact period-to-period comparisons. Return on average tangible common equity and adjusted return on average tangible common equity are measures used by management to compare Synovus' performance with other financial institutions because it calculates the return available to common shareholders without the impact of intangible assets and their related amortization, thereby allowing management to evaluate the performance of the business consistently. The tangible common equity ratio is used by management to assess the strength of our capital position. Adjusted PPNR is used by management to evaluate PPNR exclusive of items that management believes are not indicative of ongoing operations and impact period-to-period comparisons. The computations of these measures are set forth in the tables below.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 49

Management does not provide a reconciliation for forward-looking non-GAAP financial measures where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the occurrence and the financial impact of various items that have not yet occurred, are out of Synovus’ control, or cannot be reasonably predicted. For the same reasons, Synovus’ management is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures. Table 23 - Reconciliation of Non-GAAP Financial Measures Years Ended December 31, (dollars in thousands) 2023 2022 Adjusted non-interest revenue Total non-interest revenue $ 404,010 $ 409,336 Gain on sale of GLOBALT (1,929) — Recovery of NPA (13,126) — Investment securities (gains) losses, net 76,718 — Fair value adjustment on non-qualified deferred compensation (4,987) 4,054 Adjusted non-interest revenue $ 460,686 $ 413,390 Adjusted non-interest expense Total non-interest expense $ 1,335,424 $ 1,157,506 Loss on other loans held for sale (50,064) — Restructuring (charges) reversals (17,707) 9,690 Valuation adjustment to Visa derivative (3,927) (6,000) Gain (loss) on early extinguishment of debt 5,400 (677) Fair value adjustment on non-qualified deferred compensation (4,987) 4,054 Adjusted non-interest expense $ 1,264,139 $ 1,164,573 Adjusted revenue and adjusted tangible efficiency ratio Adjusted non-interest expense $ 1,264,139 $ 1,164,573 Amortization of intangibles (10,487) (8,472) Adjusted tangible non-interest expense $ 1,253,652 $ 1,156,101 Net interest income $ 1,816,655 $ 1,796,900 Tax equivalent adjustment 4,621 3,927 Total non-interest revenue 404,010 409,336 Total TE revenue $ 2,225,286 $ 2,210,163 Gain on sale of GLOBALT (1,929) — Recovery of NPA (13,126) — Investment securities (gains) losses, net 76,718 — Fair value adjustment on non-qualified deferred compensation (4,987) 4,054 Adjusted revenue $ 2,281,962 $ 2,214,217 Efficiency ratio-TE 60.01% 52.37% Adjusted tangible efficiency ratio 54.94 52.21 Adjusted return on average assets Net income $ 542,141 $ 757,902 Restructuring charges (reversals) 17,707 (9,690) Valuation adjustment to Visa derivative 3,927 6,000 (Gain) loss on early extinguishment of debt (5,400) 677 Gain on sale of GLOBALT (1,929) — Recovery of NPA (13,126) — Loss on other loans held for sale 50,064 — Investment securities (gains) losses, net 76,718 — Tax effect of adjustments(1) (31,312) 733 Adjusted net income $ 638,790 $ 755,622 Total average assets $59,921,868 $57,610,073 Return on average assets 0.90% 1.32% Adjusted return on average assets 1.07 1.31 Part II ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 50 SYNOVUS FINANCIAL CORP. - Form 10-K

Years Ended December 31, (dollars in thousands) 2023 2022 Adjusted net income available to common shareholders and adjusted net income per common share, diluted Net income available to common shareholders $ 507,755 $ 724,739 Restructuring charges (reversals) 17,707 (9,690) Valuation adjustment to Visa derivative 3,927 6,000 (Gain) loss on early extinguishment of debt (5,400) 677 Gain on sale of GLOBALT (1,929) — Recovery of NPA (13,126) — Loss on other loans held for sale 50,064 — Investment securities (gains) losses, net 76,718 — Tax effect of adjustments(1) (31,312) 733 Adjusted net income available to common shareholders $ 604,404 $ 722,459 Weighted average common shares outstanding, diluted 146,734 146,481 Net income per common share, diluted $ 3.46 $ 4.95 Adjusted net income per common share, diluted 4.12 4.93 Adjusted return on average common equity, return on average tangible common equity, and adjusted return on average tangible common equity Net income available to common shareholders $ 507,755 $ 724,739 Restructuring charges (reversals) 17,707 (9,690) Valuation adjustment to Visa derivative 3,927 6,000 (Gain) loss on early extinguishment of debt (5,400) 677 Gain on sale of GLOBALT (1,929) — Recovery of NPA (13,126) — Loss on other loans held for sale 50,064 — Investment securities (gains) losses, net 76,718 — Tax effect of adjustments(1) (31,312) 733 Adjusted net income available to common shareholders $ 604,404 $ 722,459 Amortization of intangibles, tax effected(1) 7,921 6,410 Adjusted net income available to common shareholders excluding amortization of intangibles $ 612,325 $ 728,869 Net income available to common shareholders $ 507,755 $ 724,739 Amortization of intangibles, tax effected(1) 7,921 6,410 Net income available to common shareholders excluding amortization of intangibles $ 515,676 $ 731,149 Total average Synovus Financial Corp. shareholders' equity less preferred stock $ 4,173,417 $ 4,163,556 Average goodwill (471,084) (452,390) Average other intangible assets, net (48,812) (31,317) Total average Synovus Financial Corp. tangible shareholders' equity less preferred stock $ 3,653,521 $ 3,679,849 Return on average common equity 12.2% 17.4% Adjusted return on average common equity 14.5 17.4 Return on average tangible common equity 14.1 19.9 Adjusted return on average tangible common equity 16.8 19.8 Tangible common equity ratio Total assets $59,809,534 $59,731,378 Goodwill (480,440) (452,390) Other intangible assets, net (45,928) (27,124) Tangible assets $59,283,166 $59,251,864 Total Synovus Financial Corp. shareholders' equity $ 5,119,993 $ 4,475,801 Goodwill (480,440) (452,390) Other intangible assets, net (45,928) (27,124) Preferred stock, no par value (537,145) (537,145) Tangible common equity $ 4,056,480 $ 3,459,142 Total Synovus Financial Corp. shareholders’ equity to total assets ratio 8.56% 7.49% Tangible common equity ratio 6.84 5.84 Part II ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SYNOVUS FINANCIAL CORP. - Form 10-K 51

Years Ended December 31, (dollars in thousands) 2023 2022 Adjusted PPNR Net interest income $ 1,816,655 $ 1,796,900 Total non-interest revenue 404,010 409,336 Total non-interest expense (1,335,424) (1,157,506) Pre-provision net revenue (PPNR) $ 885,241 $ 1,048,730 Net interest income $ 1,816,655 $ 1,796,900 Taxable equivalent adjustment 4,621 3,927 TE net interest income 1,821,276 1,800,827 Total non-interest revenue $ 404,010 $ 409,336 Total TE revenue 2,225,286 2,210,163 (Gain) on sale of GLOBALT (1,929) — Recovery of NPA (13,126) — Investment securities (gains) losses, net 76,718 — Fair value adjustment on non-qualified deferred compensation (4,987) 4,054 Adjusted revenue $ 2,281,962 $ 2,214,217 Total non-interest expense $ 1,335,424 $ 1,157,506 (Loss) gain on early extinguishment of debt 5,400 (677) Loss on other loans held for sale (50,064) — Restructuring (charges) reversals (17,707) 9,690 Valuation adjustment to Visa derivative (3,927) (6,000) Fair value adjustment on non-qualified deferred compensation (4,987) 4,054 Adjusted non-interest expense $ 1,264,139 $ 1,164,573 Adjusted revenue $ 2,281,962 $ 2,214,217 Adjusted non-interest expense (1,264,139) (1,164,573) Adjusted PPNR $ 1,017,823 $ 1,049,644 (1) An assumed marginal tax rate of 24.5% for 2023 and 24.3% for 2022 was applied. Part II ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 52 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk and Interest Rate Sensitivity

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished market values within the balance sheet or reduced current and potential net income. Synovus' most significant market risk is interest rate risk. This risk arises primarily from Synovus' core banking activities of extending loans and accepting deposits.

Managing interest rate risk is a primary goal of the asset liability management function. Synovus attempts to achieve consistency in net interest income while limiting volatility arising from changes in interest rates. Synovus seeks to accomplish this goal by balancing the maturity and repricing characteristics of assets and liabilities along with the selective use of derivative instruments. The Company manages this exposure in accordance with policies that are established by ALCO and approved by the Risk Committee of the Board of Directors. ALCO meets periodically and has responsibility for developing asset liability management policies, reviewing the interest rate sensitivity of Synovus, and developing and implementing strategies to improve balance sheet structure and interest rate risk positioning.

Interest rate risk is the primary market risk to which Synovus is potentially exposed. Synovus measures the sensitivity of net interest income to changes in market interest rates through the use of simulation modeling, which incorporates all of Synovus' earnings assets and liabilities. These simulations are used to determine a baseline net interest income projection and the sensitivity of the income profile based on changes in interest rates. These simulations incorporate assumptions and factors, including, but not limited to, changes in market rates, in the size or composition of the balance sheet, and in repricing characteristics as well as client behaviors for both loans and deposits. This includes estimates for deposit repricing characteristics which, for purposes of the sensitivity estimates provided below, relies upon a constant, through-the-cycle total deposit cost beta of approximately 40%-45% as of the most recently reported period. The simulation modeling process is performed in a manner consistent with Synovus policies and procedures with results reviewed on an on-going basis by ALCO and the Risk Committee of the Board of Directors.

Within this framework, Synovus has modeled its baseline net interest income forecast assuming a relatively flat interest rate environment with the federal funds rate at the Federal Reserve's current targeted range of 5.25% to 5.50% as of December 31, 2023 and the current prime rate of 8.50% as of December 31, 2023. Synovus has modeled the impact of an immediate change in market interest rates across the yield curve of 100 and 200 bps to determine the sensitivity of net interest income for the next twelve months. As illustrated in the table below, the net interest income sensitivity derived from this simulation suggests that net interest income is projected to increase by 3.7% and 1.9% if interest rates increased by 200 and 100 bps, respectively. Net interest income is projected to decrease by 2.0% and 4.1% if interest rates decreased by 100 and 200 bps, respectively.

The following table represents the estimated sensitivity of net interest income at December 31, 2023, with comparable information for December 31, 2022.

Table 24 - Twelve Month Net Interest Income Sensitivity

	Estimated Change in Net Interest Income As of December 31,	
Change in Interest Rates (in bps)	**2023**	**2022**
+200	3.7%	6.4%
+100	1.9%	3.1%
-100	(2.0)%	(3.5)%
-200	(4.1)%	(7.5)%

While all of the above estimates are reflective of the general interest rate sensitivity of Synovus, local market conditions, the realized growth and remixing of the balance sheet, as well as the broader macroeconomic environment could all have a significant impact on the both the sensitivity and realized level of net interest income. Additionally, should there be differences between realized deposit betas for a given level of rates as compared to the Company's estimates for through-the-cycle betas, this may also have a significant impact on our reported sensitivity and the realized level of net interest income.

The net interest income simulation model is the primary tool utilized to evaluate potential interest rate risks over a shorter-term time horizon. Synovus also evaluates potential longer-term interest rate risk through modeling and evaluation of the sensitivity of the Company's EVE. The EVE measurement process estimates the net fair value of assets, liabilities, and off-balance sheet financial instruments under various interest rate scenarios. Management uses EVE sensitivity analyses as an additional means of measuring interest rate and incorporates this form of analysis within its governance and limits framework.

Synovus is also subject to market risk in certain of its fee income business lines. Financial management services revenue, which include trust, brokerage, and asset management fees, can be affected by risk in the securities markets, primarily the equity securities market. A significant portion of the fees in this unit are determined based upon a percentage of asset values. Weaker securities markets and lower equity values have an adverse impact on the fees generated by these operations. Trading account assets, maintained to facilitate brokerage client activity, are also subject to market risk; however, trading activities are limited and subject to risk policy limits. Additionally, Synovus utilizes various tools to measure and manage price risk in its trading portfolio.

Mortgage banking income is also subject to market risk. Mortgage loan originations are sensitive to levels of mortgage interest rates and therefore, mortgage banking income can be negatively impacted during a period of rising interest rates as we have been experiencing through-the-cycle. The extension of commitments to clients to fund mortgage loans also subjects Synovus to market risk. This risk is primarily created by the time periods between making the commitment, closing, and delivering the loan. Synovus seeks to minimize its exposure by utilizing various risk management tools, including forward sales commitments and other economic hedges.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 53

Derivative Instruments for Interest Rate Risk Management Synovus utilizes derivative instruments to manage its exposure to various types of structural interest rate risks by executing end-user derivative transactions designated as hedges. Hedging relationships may be designated as either a cash flow hedge, which mitigates risk exposure to the variability of future cash flows or other forecasted transactions, or a fair value hedge, which mitigates risk exposure to adverse changes in the fair market value of a fixed rate asset or liability due to changes in market interest rates. As of December 31, 2023 and 2022, Synovus had $5.60 billion and $5.25 billion, respectively, in notional amounts outstanding of both effective and forward-starting interest rate swaps designated as cash flow hedging instruments to hedge its exposure to contractually specified interest rate risk associated with floating rate loans. As of December 31, 2023 and 2022, Synovus had $2.56 billion and $2.23 billion, respectively, in notional amounts outstanding of receive-fixed, pay-variable interest rate swaps designated as fair value hedging instruments to hedge its exposure to the change in the fair value due to fluctuations in market interest rates for outstanding fixed-rate long-term debt and interest-bearing deposits. Part II ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 54 SYNOVUS FINANCIAL CORP. - Form 10-K

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders Synovus Financial Corp.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Synovus Financial Corp. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Assessment of the allowance for loan losses for loans held for investment evaluated on a collective basis As discussed in Notes 1 and 3 to the consolidated financial statements, the Company’s allowance for loan losses was $479.4 million as of December 31, 2023, a substantial portion of which relates to loans held for investment evaluated on a collective basis (the collective allowance). The Company estimated the December 31, 2023 collective allowance on a collective (pool) basis for loans grouped with similar risk characteristics based upon the nature of the loan type. The Company estimated the 2023 collective allowance using a discounted cash flow model for each loan group over the contractual term of the loan, adjusted for expected prepayments and curtailments where appropriate. Such model applies the forecasted PD, which is the probability that a borrower will default, adjusted for relevant macroeconomic factors, comprising multiple weighted scenarios representing different plausible outcomes, and LGD, which is the estimate of the amount of net loss in the event of default to the estimated cash flows. To the extent the estimated lives of the loans in the portfolio extend beyond the reasonable and supportable forecast of two years, the Company reverts on a straight-line basis back to the historical loss rates over a one-year period. The resulting life-of-loan loss estimate may be adjusted for certain quantitative and qualitative factors to address uncertainty and limitations in the quantitative model. We identified the assessment of the December 31, 2023 collective allowance as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment. Specifically, the assessment encompassed the evaluation of the collective allowance methodology, including the methods and model used to estimate the inputs to the discounted cash flow model including the forecasted PD, portfolio segmentation, the selection of the macroeconomic forecasts and the weighting of each, the selection of macroeconomic factors, the reasonable and supportable forecast period, reversion methodology, and the historical observation period. The assessment also included an evaluation of the significant assumption that quantitative adjustments are necessary to address uncertainty and limitations in the quantitative model. The assessment also included an evaluation of the conceptual soundness and performance of the forecasted PD model. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA SYNOVUS FINANCIAL CORP. - Form 10-K 55

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of the 2023 collective allowance estimate, including controls over the: • development of the 2023 collective allowance methodology • continued use and appropriateness of changes to the forecasted PD model • identification and determination of the significant assumptions used in the forecasted PD model, portfolio segmentation, the selection of the macroeconomic forecasts and the weighting of each, the selection of the macroeconomic factors, the reasonable and supportable forecast period, reversion methodology, and the historical observation period • continued use and appropriateness of changes to the quantitative adjustments necessary to address uncertainty and limitations in the quantitative model • conceptual soundness and performance of the forecasted PD model • analysis of 2023 collective allowance results, trends, and ratios. We evaluated the Company’s process to develop the 2023 collective allowance estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. We also involved credit risk professionals with specialized skills and knowledge who assisted in: • evaluating the Company’s 2023 collective allowance methodology for compliance with U.S. generally accepted accounting principles • evaluating assumptions made by the Company relative to the selection of the macroeconomic forecasts, including the appropriateness of their weightings and selection of macroeconomic factors, and forecasted PD used in the discounted cash flow model by comparing them to relevant Company-specific metrics and trends and relevant industry practices • evaluating the length of the historical observation period, reasonable and supportable forecast period, and the reversion period by comparing to specific portfolio risk characteristics and trends • determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices • assessing the conceptual soundness and performance of the forecasted PDmodel by inspecting the model documentation to determine whether the model is suitable for its intended use • evaluating the significant assumption that quantitative adjustments are necessary to address uncertainty and limitations in the quantitative model and the effect of the quantitative adjustments on the 2023 collective allowance compared with relevant credit risk factors, and consistency with credit trends. We also assessed the sufficiency of the audit evidence obtained related to the collective allowance by evaluating the: • cumulative results of the audit procedures • qualitative aspects of the Company’s accounting practices • potential bias in the accounting estimates. /s/ KPMG LLP We have served as the Company’s auditor since 1975. Atlanta, Georgia February 23, 2024 Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 56 SYNOVUS FINANCIAL CORP. - Form 10-K

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders Synovus Financial Corp.: Opinion on Internal Control Over Financial Reporting We have audited Synovus Financial Corp. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2024 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting wasmaintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Atlanta, Georgia February 23, 2024 Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA SYNOVUS FINANCIAL CORP. - Form 10-K 57

Synovus Financial Corp. Consolidated Balance Sheets December 31, (in thousands, except share and per share data) 2023 2022 ASSETS Interest-earning deposits with banks and other cash and cash equivalents $ 2,414,103 $ 1,939,413 Federal funds sold and securities purchased under resale agreements 37,323 38,367 Total cash, cash equivalents, and restricted cash 2,451,426 1,977,780 Investment securities available for sale, at fair value 9,788,662 9,678,103 Loans held for sale (includes $47,338 and $51,136, measured at fair value, respectively) 52,768 391,502 Loans, net of deferred fees and costs 43,404,490 43,716,353 Allowance for loan losses (479,385) (443,424) Loans, net 42,925,105 43,272,929 Cash surrender value of bank-owned life insurance 1,112,030 1,089,280 Premises, equipment and software, net 365,851 370,632 Goodwill 480,440 452,390 Other intangible assets, net 45,928 27,124 Other assets 2,587,324 2,471,638 Total assets $ 59,809,534 $ 59,731,378 LIABILITIES AND SHAREHOLDERS' EQUITY Liabilities Deposits: Non-interest-bearing deposits $ 12,507,616 $ 15,639,899 Interest-bearing deposits 38,231,569 33,231,660 Total deposits 50,739,185 48,871,559 Federal funds purchased and securities sold under repurchase agreements 189,074 146,588 Other short-term borrowings 3,496 603,384 Long-term debt 1,932,534 4,109,597 Other liabilities 1,801,097 1,524,449 Total liabilities 54,665,386 55,255,577 Shareholders’ Equity Preferred stock - no par value; authorized 100,000,000 shares; issued 22,000,000 537,145 537,145 Common stock - $1.00 par value; authorized 342,857,143 shares; issued 171,360,188 and 170,141,492, respectively; outstanding 146,705,330 and 145,486,634, respectively 171,360 170,141 Additional paid-in capital 3,955,819 3,920,346 Treasury stock, at cost; 24,654,858 shares (944,484) (944,484) Accumulated other comprehensive income (loss), net (1,117,073) (1,442,117) Retained earnings 2,517,226 2,234,770 Total Synovus Financial Corp. shareholders’ equity 5,119,993 4,475,801 Noncontrolling interest in subsidiary 24,155 — Total equity 5,144,148 4,475,801 Total liabilities and shareholders' equity $ 59,809,534 $ 59,731,378 See accompanying notes to the audited consolidated financial statements. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 58 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Synovus Financial Corp.
Consolidated Statements of Income

(in thousands, except per share data)	Years Ended December 31, 2023	2022	2021
Interest income:			
Loans, including fees	$ 2,684,762	$ 1,806,060	$ 1,482,567
Investment securities available for sale	248,294	209,951	140,077
Loans held for sale	30,092	34,037	23,809
Federal Reserve Bank balances	68,289	18,117	3,777
Other earning assets	18,921	7,622	3,113
Total interest income	3,050,358	2,075,787	1,653,343
Interest expense:			
Deposits	1,026,755	187,232	74,919
Long-term debt	180,670	79,402	45,349
Federal funds purchased, securities sold under repurchase agreements, and other borrowings	26,278	12,253	128
Total interest expense	1,233,703	278,887	120,396
Net interest income	1,816,655	1,796,900	1,532,947
Provision for (reversal of) credit losses	189,079	84,553	(106,251)
Net interest income after provision for credit losses	1,627,576	1,712,347	1,639,198
Non-interest revenue:			
Service charges on deposit accounts	90,096	93,067	86,310
Fiduciary and asset management fees	78,077	78,414	77,147
Card fees	72,357	61,833	51,399
Brokerage revenue	83,431	67,034	56,439
Mortgage banking income	15,157	17,476	54,371
Capital markets income	32,181	26,702	26,118
Income from bank-owned life insurance	31,429	29,720	38,019
Investment securities gains (losses), net	(76,718)	—	(799)
Recovery of NPA	13,126	—	—
Other non-interest revenue	64,874	35,090	61,062
Total non-interest revenue	404,010	409,336	450,066
Non-interest expense:			
Salaries and other personnel expense	728,378	681,710	649,426
Net occupancy, equipment, and software expense	179,581	174,730	169,222
Third-party processing and other services	86,649	88,617	86,688
Professional fees	39,854	37,189	32,785
FDIC insurance and other regulatory fees	94,737	29,083	22,355
Restructuring charges (reversals)	17,707	(9,690)	7,223
Loss on other loans held for sale	50,064	—	—
Other operating expense	138,454	155,867	132,205
Total non-interest expense	1,335,424	1,157,506	1,099,904
Income before income taxes	696,162	964,177	989,360
Income tax expense	154,021	206,275	228,893
Net income	542,141	757,902	760,467
Less: Net income (loss) attributable to noncontrolling interest	(1,564)	—	—
Net income attributable to Synovus Financial Corp.	543,705	757,902	760,467
Less: Preferred stock dividends	35,950	33,163	33,163
Net income available to common shareholders	**$ 507,755**	**$ 724,739**	**$ 727,304**
Net income per common share, basic	$ 3.48	$ 4.99	$ 4.95
Net income per common share, diluted	3.46	4.95	4.90
Weighted average common shares outstanding, basic	146,115	145,364	147,041
Weighted average common shares outstanding, diluted	146,734	146,481	148,495

See accompanying notes to the audited consolidated financial statements.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 59

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Synovus Financial Corp.
Consolidated Statements of Comprehensive Income

	Years Ended December 31,								
	2023			2022			2021		
(in thousands)	**Before-tax Amount**	**Income Tax**	**Net of Tax Amount**	**Before-tax Amount**	**Income Tax**	**Net of Tax Amount**	**Before-tax Amount**	**Income Tax**	**Net of Tax Amount**
Net income	$ 696,162	$ (154,021)	$ 542,141	$ 964,177	$ (206,275)	$ 757,902	$ 989,360	$ (228,893)	$ 760,467
Unrealized gains (losses) on investment securities available for sale:									
Net unrealized gains (losses) arising during the period	215,914	(52,101)	163,813	(1,522,047)	369,764	(1,152,283)	(234,550)	60,304	(174,246)
Reclassification adjustment for realized (gains) losses included in net income	76,718	(18,527)	58,191	—	—	—	799	(202)	597
Net change	292,632	(70,628)	222,004	(1,522,047)	369,764	(1,152,283)	(233,751)	60,102	(173,649)
Unrealized gains (losses) on derivative instruments designated as cash flow hedges:									
Net unrealized gains (losses) arising during the period	(40,606)	9,815	(30,791)	(298,289)	72,574	(225,715)	(77,948)	20,243	(57,705)
Reclassification adjustment for realized (gains) losses included in net income	176,442	(42,611)	133,831	24,057	(5,855)	18,202	(12,862)	3,260	(9,602)
Net change	135,836	(32,796)	103,040	(274,232)	66,719	(207,513)	(90,810)	23,503	(67,307)
Total other comprehensive income (loss)	$ 428,468	$ (103,424)	$ 325,044	$ (1,796,279)	$ 436,483	$ (1,359,796)	$ (324,561)	$ 83,605	$ (240,956)
Comprehensive income (loss)			867,185			(601,894)			519,511
Less: comprehensive income (loss) attributable to noncontrolling interest			(1,564)			—			—
Comprehensive income (loss) attributable to Synovus Financial Corp.			**$ 868,749**			**$ (601,894)**			**$ 519,511**

See accompanying notes to the audited consolidated financial statements.

60 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Synovus Financial Corp.
Consolidated Statements of Changes in Shareholders' Equity

	Synovus Financial Corp. Shareholders' Equity							
(in thousands, except per share data)	**Preferred Stock**	**Common Stock**	**Additional Paid-in Capital**	**Treasury Stock**	**AOCI**	**Retained Earnings**	**Noncontrolling Interest**	**Total**
Balance at December 31, 2020	$ 537,145	$ 168,133	$ 3,851,208	$ (731,806)	$ 158,635	$ 1,178,019	$ —	$ 5,161,334
Net income	—	—	—	—	—	760,467	—	760,467
Other comprehensive income (loss), net of income taxes	—	—	—	—	(240,956)	—	—	(240,956)
Cash dividends declared on common stock - $1.32 per share	—	—	—	—	—	(193,695)	—	(193,695)
Cash dividends declared on preferred stock[(1)]	—	—	—	—	—	(33,163)	—	(33,163)
Repurchases of common stock including costs to repurchase	—	—	—	(199,932)	—	—	—	(199,932)
Issuance of common stock for earnout payment	—	—	4,955	125	—	—	—	5,080
Restricted share unit vesting and taxes paid related to net share settlement	—	355	(6,254)	—	—	(1,645)	—	(7,544)
Stock options exercised, net	—	896	18,214	—	—	—	—	19,110
Warrants exercised with net settlement and common stock reissued	—	—	(113)	116	—	(3)	—	—
Share-based compensation expense	—	—	26,099	—	—	—	—	26,099
Balance at December 31, 2021	$ 537,145	$ 169,384	$ 3,894,109	$ (931,497)	$ (82,321)	$ 1,709,980	$ —	$ 5,296,800
Net income	—	—	—	—	—	757,902	—	757,902
Other comprehensive income (loss), net of income taxes	—	—	—	—	(1,359,796)	—	—	(1,359,796)
Cash dividends declared on common stock - $1.36 per share	—	—	—	—	—	(197,762)	—	(197,762)
Cash dividends declared on preferred stock[(1)]	—	—	—	—	—	(33,163)	—	(33,163)
Repurchases of common stock including costs to repurchase	—	—	—	(12,987)	—	—	—	(12,987)
Restricted share unit vesting and taxes paid related to net share settlement	—	399	(8,089)	—	—	(2,187)	—	(9,877)
Stock options exercised, net	—	358	6,696	—	—	—	—	7,054
Share-based compensation expense	—	—	27,630	—	—	—	—	27,630
Balance at December 31, 2022	$ 537,145	$ 170,141	$ 3,920,346	$ (944,484)	$ (1,442,117)	$ 2,234,770	$ —	$ 4,475,801
Cumulative-effect of change in accounting principle for ASU 2023-02	—	—	—	—	—	(297)	—	(297)
Net income (loss)	—	—	—	—	—	543,705	(1,564)	542,141
Other comprehensive income (loss), net of income taxes	—	—	—	—	325,044	—	—	325,044
Cash dividends declared on common stock - $1.52 per share	—	—	—	—	—	(222,329)	—	(222,329)
Cash dividends declared on preferred stock[(2)]	—	—	—	—	—	(35,950)	—	(35,950)
Restricted share unit vesting and taxes paid related to net share settlement	—	527	(8,938)	—	—	(2,673)	—	(11,084)
Stock options exercised, net	—	692	12,333	—	—	—	—	13,025
Share-based compensation expense	—	—	32,078	—	—	—	—	32,078
Acquisition of noncontrolling interest	—	—	—	—	—	—	25,719	25,719
Balance at December 31, 2023	**$ 537,145**	**$ 171,360**	**$ 3,955,819**	**$ (944,484)**	**$ (1,117,073)**	**$ 2,517,226**	**$ 24,155**	**$ 5,144,148**

(1) For the years ended December 31, 2022 and 2021, dividends per share were $1.58 and $1.47 for Series D and Series E Preferred Stock, respectively.

(2) For the year ended December 31, 2023, dividends per share were $1.92 and $1.47 for Series D and Series E Preferred Stock, respectively.

See accompanying notes to the audited consolidated financial statements.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 61

Synovus Financial Corp. Consolidated Statements of Cash Flows Years Ended December 31, (in thousands) 2023 2022 2021 Operating Activities Net income $ 542,141 $ 757,902 $ 760,467 Adjustments to reconcile net income to net cash provided by operating activities: Provision for (reversal of) credit losses 189,079 84,553 (106,251) Depreciation, amortization, and accretion, net 93,458 69,172 113,552 Deferred income tax expense (benefit) 16,837 10,868 45,000 Originations of loans held for sale (600,671) (3,352,235) (3,698,368) Proceeds from sales of loans held for sale 945,944 3,709,022 3,749,502 Gain on sales of loans held for sale, net (9,700) (12,126) (42,513) (Increase) decrease in other assets (290,477) (187,205) (34,293) Increase (decrease) in other liabilities 244,335 82,957 (21,674) Investment securities (gains) losses, net 76,718 — 799 Share-based compensation expense 32,224 27,904 27,795 Loss on sales of loans 50,064 — — Other (7,329) 677 — Net cash provided by (used in) operating activities 1,282,623 1,191,489 794,016 Investing Activities Net cash received (paid) for business combination and divestiture 8,359 — — Proceeds from maturities and principal collections of investment securities available for sale 937,967 1,973,990 3,051,158 Proceeds from sales of investment securities available for sale 1,301,520 — 565,400 Purchases of investment securities available for sale (2,150,430) (2,287,318) (6,877,712) Net proceeds from sales of loans 1,651,154 69,784 111,168 Purchases of loans (10,623) (514,475) (1,624,182) Net (increase) decrease in loans (1,524,681) (3,987,133) 373,964 Net (purchases) redemptions of Federal Reserve Bank stock (5,081) 15,151 (1,220) Net (purchases) redemptions of Federal Home Loan Bank stock 128,458 (163,531) (1,200) Net (purchases) proceeds from settlement of bank-owned life insurance policies 8,773 9,271 19,045 Net increase in premises, equipment and software (32,207) (30,105) (25,954) Other 10,757 58,884 25,367 Net cash provided by (used in) investing activities 323,966 (4,855,482) (4,384,166) Financing Activities Net increase (decrease) in deposits 1,858,349 (531,490) 2,735,705 Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements 42,486 (117,545) 36,211 Net increase (decrease) in other short-term borrowings (599,888) 603,184 (7,520) Repayments and redemption of long-term debt (5,404,731) (700,000) — Proceeds from long-term debt, net 3,220,912 3,622,892 — Dividends paid to common shareholders (216,061) (196,148) (194,677) Dividends paid to preferred shareholders (35,950) (33,163) (33,163) Issuances, net of taxes paid, under equity compensation plans 1,940 (2,823) 11,566 Repurchase of common stock — (12,987) (199,932) Other — — (1,104) Net cash provided by (used in) financing activities (1,132,943) 2,631,920 2,347,086 Increase (decrease) in cash and cash equivalents including restricted cash 473,646 (1,032,073) (1,243,064) Cash, cash equivalents, and restricted cash at beginning of year 1,977,780 3,009,853 4,252,917 Cash, cash equivalents, and restricted cash at end of year $ 2,451,426 $ 1,977,780 $ 3,009,853 Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 62 SYNOVUS FINANCIAL CORP. - Form 10-K

Years Ended December 31, (in thousands) 2023 2022 2021 Supplemental Disclosures: Income taxes paid $ 69,753 $ 175,680 $ 204,214 Interest paid 1,112,905 242,040 132,923 Non-cash Activities: Settlement of acquired debt 31,109 — — See accompanying notes to the audited consolidated financial statements. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA SYNOVUS FINANCIAL CORP. - Form 10-K 63

Note 1 - Summary of Significant Accounting Policies Business Operations Synovus provides commercial and consumer banking in addition to a full suite of specialized products and services including private banking, treasury management, wealth management, mortgage services, premium finance, asset-based lending, structured lending, capital markets, and international banking to its clients through its wholly-owned subsidiary bank, Synovus Bank, primarily in offices located throughout Alabama, Florida, Georgia, South Carolina and Tennessee. In addition to our banking operations, we also provide various other financial planning and investment advisory services to our clients through direct and indirect wholly-owned non-bank subsidiaries, including: Synovus Securities, headquartered in Columbus, Georgia, which specializes in professional portfolio management for fixed-income securities, investment banking, the execution of securities transactions as a broker/dealer, and the provision of individual investment advice on equity and other securities; and Synovus Trust, headquartered in Columbus, Georgia, which provides trust, asset management, and financial planning services. Principles of Consolidation and Basis of Presentation The consolidated financial statements of Synovus include the accounts of the Parent Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The accounting and financial reporting policies of Synovus are in accordance with GAAP and conform to the accounting and reporting guidelines prescribed by bank regulatory authorities. Prior period consolidated financial statements are reclassified whenever necessary to conform to the current period presentation. No reclassifications of prior period balances were material to the consolidated financial statements. The Company’s consolidated financial statements include all entities in which the Company has a controlling financial interest. A VIE for which Synovus or a subsidiary has been determined to be the primary beneficiary is also consolidated. The determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb the losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Investments in VIEs where Synovus is not the primary beneficiary are accounted for using either the proportional amortization method or equity method of accounting. The Company uses the hypothetical liquidation at book value (HLBV) method for equity investments when the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership interests. Investments in VIEs are included in other assets on the consolidated balance sheets, and the Company's proportionate share of income or loss is included as either a component of income tax expense (proportional amortization method) or other non-interest revenue (equity method). The maximum potential exposure to losses relative to investments in VIEs is generally limited to the sum of the outstanding balance, future funding commitments and any related loans to the entity. The assessment of whether or not the Company has a controlling interest (i.e., the primary beneficiary) in a VIE is performed on an on-going basis. Refer to ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 14 - Commitments and Contingencies’’ of this Report for additional details regarding Synovus' involvement with VIEs. Acquisition Qualpay On June 1, 2023, Synovus acquired a 60% equity interest in Qualpay, a provider of a cloud-based platform that combines a payment gateway with merchant processing solutions, allowing merchants and independent software vendors to integrate payments into their software or websites. As part of this acquisition, Synovus acquired three of the five seats on Qualpay's Board of Directors. Under the terms of the agreement, Synovus acquired a controlling interest in Qualpay in exchange for $7.0 million in cash and the settlement of Qualpay's debt to Synovus of $31.1 million. Synovus accounted for the transaction as a business combination and recorded the assets acquired, which primarily consisted of intangible assets and goodwill, liabilities assumed, noncontrolling interest, and consideration exchanged, at their preliminary estimated fair values on the acquisition date. Refer to ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 5 - Goodwill and Other Intangible Assets and Note 14 - Commitments and Contingencies’’ in this Report for additional information on Qualpay. The transaction was not material to the consolidated statements of income for the year ended December 31, 2023. Use of Estimates In preparing the consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the respective consolidated balance sheets and the reported amounts of revenue and expense for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the ACL, estimates of fair value, and income taxes. Business Combinations Assets and liabilities acquired in business combinations are recorded at their acquisition date fair values, except as provided for by the applicable accounting guidance, with any excess recorded as goodwill. The results of operations of the acquired company are combined with Synovus’ results from the acquisition date forward. In accordance with ASC Topic 805, Business Combinations, the Company generally records provisional amounts at the time of acquisition based on the information available to the Company. The provisional estimates of fair values may be adjusted for a period of up to one year Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 64 SYNOVUS FINANCIAL CORP. - Form 10-K

(‘‘measurement period’’) from the date of acquisition if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected themeasurement of the amounts recognized as of that date. Subsequent to the acquisition date, adjustments recorded during the measurement period are recognized in the current reporting period. Acquisition costs are expensed when incurred. Cash, Cash Equivalents, and Restricted Cash Cash and cash equivalents primarily includes interest-bearing funds with Federal Reserve Bank as well as cash and due from banks, interest earning deposits with banks, and federal funds sold and securities purchased under resale agreements, which are inclusive of any restricted cash and restricted cash equivalents. Cash and cash equivalents included restricted cash of $69.7 million at December 31, 2023 and $66.8 million at December 31, 2022, which were pledged to collateralize certain derivative instruments and letters of credit. Investment Securities Available for Sale Investment securities available for sale are carried at fair value with unrealized gains and losses, net of the related tax effect, excluded from earnings and reported as a separate component of shareholders' equity within accumulated other comprehensive income (loss) until realized. Accrued interest receivable on investment securities available for sale is included within other assets on the consolidated balance sheets. When investment securities available for sale are in an unrealized loss position, Synovus performs a quarterly assessment of its available for sale debt securities to determine if the decline in fair value of a security below its amortized cost is related to credit losses or other factors. Management considers the extent to which fair value is less than amortized cost, the issuer of the security, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. In assessing whether credit-related impairment exists, the present value of cash flows expected to be collected from the security is compared to the security's amortized cost. If the present value of cash flows expected to be collected is less than the security's amortized cost basis, the difference is attributable to credit losses. For such differences, Synovus would record an ACL with an offset to provision for credit losses. Synovus would limit the ACL recorded to the amount the security's fair value is less than the amortized cost basis. For investment securities available for sale in an unrealized loss position, if Synovus has an intention to sell the security, or it is more likely than not that the security will be required to be sold prior to recovery, the security is written down to its fair value. The write down is charged against the ACL, if one was previously recorded, with any additional impairment recorded in earnings. Interest income on securities available for sale is recorded on the accrual basis. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method unless the premium is related to callable debt securities. For these securities, the amortization period is shortened to the earliest call date. Realized gains and losses for securities are included in investment securities gains (losses), net, on the consolidated statements of income and are derived using the specific identification method, on a trade date basis. Mortgage Loans Held for Sale and Mortgage Banking Income Mortgage Loans Held for Sale Mortgage loans held for sale are initially measured at fair value under the fair value option election with subsequent changes in fair value recognized in mortgage banking income on the consolidated statements of income. Mortgage Banking Income Mortgage banking income consists primarily of origination and ancillary fees on mortgage loans originated for sale, and gains and losses from the sale of those loans. Mortgage loans are sold servicing released, without recourse or continuing involvement, and meet ASC Topic 860, Transfers and Servicing criteria for sale accounting. Other Loans Held for Sale Other loans held for sale are carried at the lower of cost or estimated fair value. See the ‘‘Fair Value Measurements and Disclosures’’ section below for discussion of determining fair value. Loans Held for Investment and Interest Income Loans the Company has the intent and ability to hold for the foreseeable future are reported at principal amounts outstanding less amounts charged off, net of deferred fees and costs, and purchase premium/discount. Interest income is recognized on a level yield basis. Non-accrual Loans Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest is discontinued on loans when reasonable doubt exists as to the full collection of interest and principal, or when loans become contractually past due for 90 days or more as to either interest or principal, in accordance with the terms of the loan agreement, unless they are both well-secured and in the process of collection. When a loan is placed on non-accrual status, previously accrued and uncollected interest is reversed as an adjustment to interest income on loans. Interest payments received on non-accrual loans are generally recorded as a reduction of principal. As payments are received on non-accruing loans, interest income can be recognized on a cash basis; however, theremust be an expectation of full repayment of the remaining recorded principal balance. The remaining portion of this payment is recorded as a reduction to principal. Loans are generally returned to accruing status when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest, and the borrower has sustained repayment performance under the terms of the loan agreement for a reasonable period of time (generally six months). Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA SYNOVUS FINANCIAL CORP. - Form 10-K 65

Financial Difficulty Modifications As described below in ‘‘Recent Accounting Pronouncements’’, Synovus adopted ASU 2022-02, effective January 1, 2023 on a prospective basis, which eliminated the recognition andmeasurement of troubled debt restructurings. In accordance with ASU 2022-02, when borrowers are experiencing financial difficulty, Synovus may make certain loan modifications as part of its loss mitigation strategies to maximize expected payment. All loan modifications, renewals, and refinancings where borrowers are experiencing financial difficulty are evaluated for FDM classification. To be classified as an FDM, the modifications must be in the form of providing an interest rate reduction relative to the current interest rate, principal forgiveness, or an other-than- insignificant payment delay or extension of the maturity of the loan. An FDM is tracked for twelve months following the modification(s) granted. The effect of these modifications is already included in the ACL because our use of a DCF model captures loan level changes including modified terms as part of the estimation process. Troubled Debt Restructurings Prior to the adoption of ASU 2022-02, when borrowers were experiencing financial difficulties, Synovus would, in order to assist the borrowers in repaying the principal and interest owed to Synovus, make certain modifications to the borrower's loan. All loan modifications, renewals, and refinances were evaluated for TDR classification. The ALL on a TDR was measured using the same method as all other loans held for investment, except that the original interest rate, and not the rate specified with the restructuring, was used to discount the expected cash flows. Concessions provided by Synovus in a TDR were generally made in order to assist borrowers so that debt service was not interrupted and to mitigate the potential for loan losses. A number of factors were reviewed when a loan was renewed, refinanced, or modified, including cash flows, collateral values, guarantees, and loan structures. Concessions were primarily in the form of providing a below market interest rate given the borrower's credit risk to assist the borrower in managing cash flows, an extension of the maturity of the loan generally for less than one year, or a period of time generally less than one year with a reduction of required principal and/or interest payments (e.g., interest only for a period of time). Insignificant delays of principal and/or interest payments, or short-term deferrals, were generally not considered to be financial concessions. Further, it was generally Synovus' practice not to defer principal and/or interest for more than twelve months. Non-accruing TDRs would generally be returned to accrual status if there had been a period of performance, usually at least a six-month sustained period of repayment performance in accordance with the agreement. In the fiscal year subsequent to a loan's initial reporting as a TDR, a TDR for a borrower who was no longer experiencing financial difficulty (as evidenced by a period of performance), which yields a market rate of interest at the time of a renewal, and for which no principal was forgiven, was no longer considered a TDR. Concentrations of Credit Risk A substantial portion of the loan portfolio is secured by real estate in markets located throughout Alabama, Florida, Georgia, South Carolina, and Tennessee. Accordingly, the ultimate collectability of a substantial portion of the loan portfolio is susceptible to changes in market conditions in these areas. Loan Origination Fees and Costs Loan origination fees and direct loan origination costs are deferred and amortized to net interest income over the life of the related loan or over the commitment period as a yield adjustment. Allowance for Credit Losses (ACL) Synovus calculates its ACL utilizing an expected credit loss methodology (referred to as CECL). CECL requires management’s estimate of credit losses over the full remaining expected life of loans and other financial instruments, including unfunded loan commitments, accrued interest receivable, available for sale debt securities, and other receivables. Allowance for Loan Losses (ALL) The ALL on loans held for investment represents management's estimate of credit losses expected over the life of the loans included in Synovus' existing loans held for investment portfolio. Changes to the allowance are recorded through a provision for credit losses and reduced by loans charged-off, net of recoveries. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Accrued but uncollected interest is recorded in other assets on the consolidated balance sheets. In general, the Company does not record an ACL for accrued interest receivable as allowable per ASC 326-20-30-5A as Synovus' non-accrual policies result in the timely write-off of accrued but uncollected interest. Credit loss measurement Synovus' loan loss estimation process includes procedures to appropriately consider the unique characteristics of its loan portfolio segments (C&I, CRE and consumer). These segments are further disaggregated into loan classes, the level at which credit quality is assessed and monitored (as described in the subsequent sections). The ALL is measured on a collective (pool) basis when similar risk characteristics exist. Loans are grouped based upon the nature of the loan type and are further segregated based upon the methods for risk assessment. Credit loss assumptions are primarily estimated using a DCF model applied to the aforementioned loan groupings. This model calculates an expected life-of-loan loss percentage for each loan category by considering the forecasted PD, which is the probability that a borrower will default, adjusted for relevant forecasted macroeconomic factors comprising multiple weighted scenarios representing different plausible outcomes, and LGD, which is the estimate of the amount of net loss in the event of default. Expected credit losses are estimated over the contractual term of the loan, adjusted for expected prepayments and curtailments when appropriate. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 66 SYNOVUS FINANCIAL CORP. - Form 10-K

To the extent the lives of the loans in the portfolio extend beyond the period for which a reasonable and supportable forecast can be made (which is two years for Synovus), the Company reverts, on a straight-line basis back to the historical rates over a one year period. Life-of-loan loss percentages may also be adjusted, as necessary, for certain quantitative and qualitative factors that in management's judgment are necessary to reflect losses expected in the portfolio. These adjustments address model risk, including economic forecast limitations, loan maturity extensions, portfolio composition and concentrations, among others. The above reflects the ALL estimation process for most commercial and consumer sub-pools. In some cases, Synovus may apply other acceptable loss rate models to smaller sub-pools. Loans that do not share risk characteristics are individually evaluated on a loan-by-loan basis with specific reserves, if any, recorded as appropriate. Specific reserves are determined based on two methods: discounted cash flow based upon the loan's contractual effective interest rate or at the fair value of the collateral, less costs to sell if the loan is collateral-dependent. For individually evaluated loans, if the loan is collateral-dependent, then the fair value of the loan's collateral, less estimated selling costs, is compared to the loan's carrying amount to determine impairment. Fair value is generally estimated using appraisals performed by a certified or licensed appraiser. Management also considers other factors or recent developments, such as changes in absorption rates or market conditions at the time of valuation, selling costs and anticipated sales values, taking into account management's plans for disposition, which could result in adjustments to the fair value estimates indicated in the appraisals. The assumptions used in determining the amount of the impairment are subject to significant judgment. Use of different assumptions, for example, changes in the fair value of the collateral or management's plans for disposition could have a significant impact on the amount of impairment. For individually evaluated loans, under the DCFmethod, resulting expected credit losses are recorded as a specific reserve with a charge-off for any portion of the expected credit loss that is determined not to be recoverable. The reserve is reassessed each quarter and adjusted as appropriate based on changes in estimated cash flows. Additionally, where guarantors are determined to be a source of repayment, an assessment of the guarantee is required. This guarantee assessment would include, but not be limited to, factors such as type and feature of the guarantee, consideration for the guarantor's financial strength and capacity to service the loan in combination with the guarantor's other financial obligations as well as the guarantor's willingness to assist in servicing the loan. Purchased Loans with Credit Deterioration Purchased loans are evaluated upon acquisition in order to determine if the loan, or pool of loans, has experienced more-than-insignificant deterioration in credit quality since origination or issuance. In the performance of this evaluation, Synovus considers migration of the credit quality of the loans at origination in comparison to the credit quality at acquisition. Purchased loans classified as PCD are recognized in accordance with ASC 326-20-30, whereby the amortized cost basis of the PCD asset is ‘grossed-up’ by the initial estimate of credit losses with an offset to the ALL. This acquisition date allowance has no income statement effect. Post-acquisition, any changes in estimates of expected credit losses are recorded through the provision for credit losses. Non-credit discounts or premiums are accreted or amortized, respectively into interest income using the interest method. The accounting treatment for purchased loans classified as non-PCD is the same as loans held for investment as detailed in the above section. Allowance for Credit Losses on Off-balance-sheet Credit Exposures Synovus maintains a separate ACL for off-balance-sheet credit exposures, including unfunded loan commitments, unless the associated obligation is unconditionally cancellable by the Company. This allowance is included in other liabilities on the consolidated balance sheets with associated expense recognized as a component of the provision for credit losses on the consolidated statements of income. The reserve for off-balance-sheet credit exposures considers the likelihood that funding will occur and estimates the expected credit losses on resulting commitments expected to be funded over their estimated life using the estimated loss rates on loans held for investment. Commercial Loans - Risk Ratings Synovus utilizes two primary methods for risk assessment of the commercial loan portfolio: SRR Assessment and DRR Assessment. The SRR model is an expert judgment based model that results in a blended (i.e. single) rating. DRR is a statistical model approach to risk rating that includes a PD and a LGD. The single and dual risk ratings are based on the borrowers' credit risk profile, considering factors such as debt service history, current and estimated prospective cash flow information, collateral supporting the credit, source of repayment as well as other variables, as appropriate. Each loan is assigned a risk rating during its initial approval process. Commercial loans include classifications of pass, special mention, substandard, doubtful, and loss consistent with bank regulatory classifications. The loan rating (for both SRR and DRR loans) is subject to approvals from members of management, regional credit and/or loan committees depending on the size of the loan and credit attributes. Loan ratings are regularly evaluated based upon annual scheduled credit reviews or on a more frequent basis if determined prudent by management. Additionally, an independent loan review function evaluates Synovus' risk rating processes on a continuous basis. The primary determinants of the risk ratings for commercial loans are the reliability of the primary source of repayment and the borrower's expected performance. Expected performance is based upon a full analysis of the borrower's historical financial results, current financial strength and future prospects, which includes any external drivers. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA SYNOVUS FINANCIAL CORP. - Form 10-K 67

Consumer Loans – Risk Ratings Consumer loans are subject to uniform lending policies and consist primarily of loans with strong borrower credit scores. Synovus makes consumer lending decisions based upon a number of key credit risk determinants including FICO scores as well as loan-to-value and debt-to-income ratios. Consumer loans are generally assigned a risk rating based on credit bureau scores. At 90 days past due, a loan grade substandard non-accrual is applied and at 120 days past due, the loan is generally charged-off. The consumer loan portfolio is sent on a quarterly basis to a consumer credit reporting agency for a refresh of clients' credit scores so that management can evaluate ongoing consistency or negative migration in the quality of the portfolio. Revolving lines of credit are reviewed for a material change in financial circumstances and, when appropriate, the line of credit may be suspended for further advances. Transfers of Financial Assets Transfers of financial assets in which Synovus has surrendered control over the transferred assets are accounted for as sales. Control over transferred assets is considered to be surrendered when 1) the assets have been legally isolated from Synovus or any consolidated affiliates, even in bankruptcy or other receivership, 2) the transferee has the right to pledge or exchange the assets with no conditions that constrain the transferee and provide more than a trivial benefit to Synovus, and 3) Synovus does not maintain effective control over the transferred assets. If the transfer is accounted for as a sale, the transferred assets are derecognized from the balance sheet and a gain or loss on sale is recognized on the consolidated statements of income. If the sale criteria are not met, the transfer is accounted for as a secured borrowing and the transferred assets remain on Synovus' consolidated balance sheets and the proceeds from the transaction are recognized as a liability. Cash Surrender Value of Bank-Owned Life Insurance Investments in bank-owned life insurance policies on certain current and former officers and employees of Synovus are recorded at the net realizable value of the policies. Net realizable value is the cash surrender value of the policies less any applicable surrender charges and any policy loans. Synovus has not borrowed against the cash surrender value of these policies. Changes in the cash surrender value of the policies as well as proceeds from insurance benefits are recorded in income from bank-owned life insurance on the consolidated statements of income. Premises, Equipment and Software Premises, equipment and software including bank-owned branch locations and leasehold improvements are reported at cost, less accumulated depreciation and amortization, which are computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over an average of 10 to 40 years, while furniture, equipment, and software are depreciated and amortized over a range of 3 to 10 years. Synovus capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s expected useful life over a range of the lesser of contract terms or 3 to 7 years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the remainder of the lease term. Synovus reviews long-lived assets, such as premises and equipment, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. Maintenance and repairs are charged to non-interest expense and improvements that extend the useful life of the asset are capitalized to the asset's carrying value and depreciated. Goodwill and Other Intangible Assets Goodwill represents the excess purchase price over the fair value of identifiable net assets of acquired businesses. Goodwill is tested for impairment at the reporting unit level, equivalent to a business segment or one level below. Synovus performs its annual evaluation of goodwill impairment as of October 1, and as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Refer to ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 5 - Goodwill and Other Intangible Assets’’ of this Report for details of the evaluation. Other intangible assets relate primarily to a core deposit intangible, client relationships, and developed technology resulting from business acquisitions. The core deposit intangible is amortized over its estimated useful life of approximately ten years utilizing an accelerated method. The remaining intangible assets are amortized using straight line methods based on the remaining lives of the assets with amortization periods ranging from five to ten years. Amortization periods for intangible assets are monitored to determine if events and circumstances require such periods to be reduced. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of the intangible assets is measured by a comparison of the asset's carrying amount to future undiscounted cash flows expected to be generated by the asset. Any resulting impairment is measured by the amount by which the carrying value exceeds the fair value of the asset (based on the undiscounted cash flows expected to be generated by the asset). Long-term Debt Long-term debt balances are presented net of discounts and premiums, debt issuance costs that arise from the issuance of long-term debt, and the impact of hedge accounting. Discounts, premiums and debt issuance costs are amortized using the effective interest rate method or straight-line method (when the financial statement impacts of this method are not materially different from the former method). For additional information on hedge accounting, refer to the Derivative Instruments section of this Note and ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 13 - Derivative Instruments’’ of this Report. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 68 SYNOVUS FINANCIAL CORP. - Form 10-K

Non-interest Revenue Synovus' contracts with clients generally do not contain terms that require significant judgment to determine the amount of revenue to recognize. Synovus' policies for recognizing non-interest revenue within the scope of ASC Topic 606, Revenue from Contracts with Customers, including the nature and timing of such revenue streams, are included below. Service Charges on Deposit Accounts: Revenue from service charges on deposit accounts is earned through cash management, wire transfer, and other deposit-related services, as well as overdraft, NSF, account management and other deposit-related fees. Revenue is recognized for these services either over time, corresponding with deposit accounts' monthly cycle, or at a point in time for transaction-related services and fees. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to clients' accounts. Fiduciary and Asset Management Fees: Fiduciary and asset management fees are primarily comprised of fees earned from the management and administration of trusts and other client assets. Synovus' performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month-end through a direct charge to clients' accounts. Synovus does not earn performance-based incentives. Card Fees: Card fees consist primarily of interchange fees from credit cards and debit cards processed by card association networks, as well as merchant discounts, and other card-related services. Interchange rates are generally set by the credit card associations and based on purchase volumes and other factors. Interchange fees and merchant discounts are recognized concurrently with the delivery of service on a daily basis as transactions occur. Payment is typically received immediately or in the following month. Card fees are reported net of certain associated expense items including loyalty program expense and network expense. Brokerage Revenue: Brokerage revenue consists primarily of commissions. Additionally, brokerage revenue includes advisory fees earned from the management of client assets. Transactional revenues are based on the size and number of transactions executed at the client's direction and are generally recognized on the trade date with payment received on the settlement date. Advisory fees for brokerage services are recognized and collected monthly and are based upon the month-end market value of the assets under management at a rate predetermined in the contract. Capital Markets Income (partially within the scope of ASC Topic 606): Investment banking income, a component of capital markets income, is comprised primarily of securities underwriting fees and remarketing fees. Synovus assists corporate clients in raising capital by offering equity or debt securities to potential investors. The transaction fees are based on a percentage of the total transaction amount. The underwriting and remarketing fees are recognized on the trade date when the securities are sold to third-party investors with payment received on the settlement date. Insurance Revenue (included in other non-interest revenue on the consolidated statements of income): Insurance revenue primarily consists of commissions received on annuity and life product sales. The commissions are recognized as revenue when the client executes an insurance policy with the insurance carrier. In some cases, Synovus receives payment of trailing commissions each year when the client pays its annual premium. Other Fees (included in other non-interest revenue on the consolidated statements of income): Other fees within the scope of ASC Topic 606 include revenue generated from safe deposit box rental fees, lockbox services, loan-related income, and fees for banking-as-a-service. Fees are recognized over time, on a monthly basis, as Synovus' performance obligation for services is satisfied. Payment is received upfront for safe deposit box rentals and in the followingmonth for lockbox services. Other fees are recognized in a manner that reflects the timing of when transactions occur or as services are provided. Share Repurchases Common stock repurchases are recorded at cost. At the date of repurchase, shareholders' equity is reduced by the repurchase price and includes commissions and other transaction expenses that arise from the repurchases. If treasury shares are subsequently reissued, treasury stock is reduced by the cost of such stock with differences between cost and the re-issuance date fair value recorded in additional paid-in capital or retained earnings, as applicable. Earnings per Share Basic net income per common share is computed by dividing net income available to common shareholders by the average common shares outstanding for the period. Diluted net income per common share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The dilutive effect of outstanding options and restricted share units is reflected in diluted net income per common share, unless the impact is anti-dilutive, by application of the treasury stock method. Share-based Compensation Synovus has a long-term incentive plan under which the Compensation and Human Capital Committee of the Board of Directors has the authority to grant share-based awards to Synovus employees. The Plan permits grants of share-based compensation including stock options, restricted share units, and performance share units. The grants generally include a service-based vesting period of three years. Restricted share units are primarily equity-based but certain specific grants may be cash settled as well. When cash settled awards are granted, they are classified as a liability and revalued quarterly. Performance share units are granted with a defined target level and are compared to required market and performance metrics to determine adjustments to compensation expense. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions. Dividend equivalents are paid on outstanding restricted share units and performance share units in the form of additional restricted share units that vest over the same vesting period or the vesting period left on the original restricted share unit grant. Compensation expense is measured based on the grant date fair value of restricted share units and performance share units. Synovus' share-based compensation costs associated with employee grants are recorded as a component of salaries and other personnel expense on the consolidated Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA SYNOVUS FINANCIAL CORP. - Form 10-K 69

statements of income. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time awards are exercised, cancelled, expire or restrictions are released, Synovus recognizes an adjustment to income tax expense for the difference between the previously estimated tax deduction and the actual tax deduction realized. Fair Value Measurements and Disclosures Synovus carries various assets and liabilities at fair value based on the fair value accounting guidance under ASC Topic 820, Fair Value Measurement, and ASC Topic 825, Financial Instruments. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an ‘‘exit price’’) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair Value Hierarchy Synovus determines the fair value of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the financial instrument's fair value measurement in its entirety. There are three levels of inputs that may be used to measure fair value. The three levels of inputs of the valuation hierarchy are defined below: Level 1 Quoted prices (unadjusted) in active markets for identical assets and liabilities for the instrument or security to be valued. Level 2 Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or model-based valuation techniques for which all significant assumptions are derived principally from or corroborated by observable market data. Level 3 Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Valuation Methodology by Instrument - Recurring Basis The following is a description of the valuation methodologies used for the major categories of financial assets and liabilities measured at fair value on a recurring basis. Investment Securities Available for Sale and Trading Securities The fair values of investment securities available for sale and trading securities are primarily based on actively traded markets where prices are based on either quoted market prices or observed transactions. Management employs independent third-party pricing services to provide fair value estimates for Synovus' investment securities available for sale and trading securities. Fair values for fixed income investment securities are typically determined based upon quoted market prices, and/or inputs that are observable in the market, either directly or indirectly, for substantially similar securities. Level 1 securities are typically exchange-quoted prices and include financial instruments such as U.S. Treasury securities andmarketable equity securities. Level 2 securities are typically matrix-priced by the third-party pricing service to calculate the fair value. Such fair value measurements consider observable data such as market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayments speeds, credit information, and the respective terms and conditions for debt instruments. The types of securities classified as Level 2 within the valuation hierarchy primarily consist of collateralized mortgage obligations, mortgage-backed securities, debt securities of GSEs and agencies, corporate debt, asset-backed securities, and state and municipal securities. Management uses various validation procedures to confirm the prices received from pricing services are reasonable. Such validation procedures include reference to market quotes and a review of valuations and trade activity of comparable securities. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by the third-party pricing service. Further, management also employs the services of an additional independent pricing firm as ameans to verify and confirm the fair values of the primary independent pricing firms. When there is limited activity or less transparency around inputs to valuation, Synovus develops valuations based on assumptions that are not readily observable in the marketplace; these securities are classified as Level 3 within the valuation hierarchy. Mortgage Loans Held for Sale Synovus elected to apply the fair value option for mortgage loans originated with the intent to sell to investors in the secondary market. When loans are not committed to an investor at a set price, fair value is derived from a hypothetical bulk salemodel using current market pricing indicators. A best execution valuation model is used for loan pricing for similar assets based upon forward settlements of a pool of loans of similar coupon, maturity, product, and credit attributes. The inputs to the model are continuously updated with available market and historical data. As the loans are sold in the secondary market and primarily used as collateral for securitizations, the valuation model methodology attempts to reflect the pricing execution available to Synovus’ principal market. Mortgage loans held for sale are classified within Level 2 of the valuation hierarchy. Other investments Funds invested in privately held companies are classified as Level 3 and the estimated fair value of the company is the estimated fair value as an exit price the fund would receive if it were to sell the company in the marketplace. The fair value of the fund's underlying investments is estimated through the use of valuationmodels, such as option pricing or a discounted cash flowmodel. Synovus typically sells shares in any investment after initial public offering (IPO) lock-up periods have ended. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 70 SYNOVUS FINANCIAL CORP. - Form 10-K

Mutual Funds Mutual funds (including those held in rabbi trusts) primarily invest in equity and fixed income securities. Shares of mutual funds are valued based on quoted market prices and are therefore classified within Level 1 of the fair value hierarchy. Derivative Assets and Liabilities Fair values of interest rate lock commitments and forward commitments are estimated based on an internally developed model that uses readily observable market data such as interest rates, prices, and indices to generate continuous yield or pricing curves, volatility factors, and client credit-related adjustments, subject to the anticipated loan funding probability (pull-through rate). These fair value estimates are classified as Level 2 within the valuation hierarchy. Fair values of interest rate swaps are determined using a discounted cash flow analysis on the expected cash flows of each derivative, which also includes a credit value adjustment for client swaps. An independent third-party valuation is used to verify and confirm these values, which are classified as Level 2 within the fair value hierarchy. Valuation Methodology by Instrument - Non-recurring Basis The following is a description of the valuation methodologies used for the major categories of financial assets and liabilities measured at fair value on a non-recurring basis. Loans Loans measured at fair value on a non-recurring basis consist of loans that do not share similar risk characteristics. These loans are typically collateral-dependent loans that are valued using third-party appraised value of collateral less estimated selling price (Level 3). Other Loans Held for Sale Loans are transferred to other loans held for sale at amortized cost when Synovus makes the determination to sell specifically identified loans. If the amortized cost exceeds fair value a valuation allowance is established for the difference. The fair value of the loans is primarily determined by analyzing the anticipatedmarket prices of similar assets less estimated costs to sell. At the time of transfer, any credit losses are determined in accordancewith Synovus' policy and recorded as a charge-off against the allowance for loan losses. Subsequent changes in the valuation allowance due to changes in the fair value subsequent to the transfer, as well as gains/losses realized from the sale of these assets, are recorded as gains/losses on other loans held for sale, net, as a component of non-interest expense on the consolidated statements of income (Level 3). Other Real Estate Other Real Estate (ORE) consists of properties obtained through a foreclosure proceeding or through an in-substance foreclosure in satisfaction of loans. A loan is classified as an in-substance foreclosure when Synovus has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place. At foreclosure, ORE is recorded at fair value less estimated selling costs, which establishes a new cost basis. Subsequent to foreclosure, ORE is evaluated quarterly and reported at fair value less estimated selling costs, not to exceed the new cost basis, determined by review of current appraisals, as well as the review of comparable sales, contractual sales price, and other estimates of fair value obtained principally from independent sources, adjusted for estimated selling costs (Level 3). Any adjustments are recorded as a component of other operating expense on the consolidated statements of income. Other Assets Held for Sale Other assets held for sale consist of certain premises and equipment held for sale. The fair value of these assets is determined primarily on the basis of appraisals, contractual sales price, or BOV, as circumstances warrant, adjusted for estimated selling costs. Both techniques engage licensed or certified professionals that use inputs such as absorption rates, capitalization rates, and market comparables (Level 3). Derivative Instruments Synovus’ risk management policies emphasize the management of interest rate risk within acceptable guidelines. Synovus’ objective in maintaining these policies is to limit volatility in net interest income arising from changes in interest rates. Risks to be managed include both fair value and cash flow risks. Utilization of derivative financial instruments provides a valuable tool to assist in the management of these risks. All derivative instruments are recorded on the consolidated balance sheets at their respective fair values, net of variation margin payments, as components of other assets and other liabilities. The accounting for changes in fair value (i.e., unrealized gains or losses) of a derivative instrument depends on whether it qualifies and has been designated as part of a hedging relationship. Synovus formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. Fair value hedges - If the hedged exposure is a fair value exposure, the unrealized gain or loss on the derivative instrument is recognized in earnings in the period of change, in the same income statement line as the offsetting unrealized loss or gain on the hedged item attributable to the risk being hedged. When a fair value hedge is discontinued, the cumulative basis adjustments related to the hedged asset or liability are amortized to earnings in the same manner as other components of the carrying amount of that asset or liability. Cash flow hedges - If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of accumulated other comprehensive income (loss), net of the tax impact, and subsequently reclassified into earnings when the hedged transaction affects earnings with the impacts recorded in the same income statement line item used to present the earnings effect of the hedged item. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA SYNOVUS FINANCIAL CORP. - Form 10-K 71

When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income (loss) are amortized into earnings over the same periods which the hedged transactions are still expected to affect earnings. If, however, it is probable the forecasted transactions will no longer occur, the accumulated amounts in OCI at the de-designation date are immediately recognized in earnings. If the derivative instrument is not designated as a hedge, the gain or loss on the derivative instrument is recognized in earnings as a component of non-interest revenue or other non-interest expense on the consolidated statements of income in the period of change. Synovus also holds derivative instruments, which consist of interest rate lock agreements related to expected funding of fixed-rate mortgage loans to clients (interest rate lock commitments) and forward commitments to sell mortgage-backed securities and individual fixed-rate mortgage loans. Synovus’ objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the interest rate lock commitments and the mortgage loans that are held for sale. Both the interest rate lock commitments and the forward commitments are reported at fair value, with adjustments recorded in current period earnings in mortgage banking income. Synovus also enters into interest rate swap agreements to facilitate the risk management strategies of certain commercial banking clients. Synovus mitigates this risk by entering into equal and offsetting interest rate swap agreements with highly rated third-party financial institutions. Synovus also provides foreign currency exchange services, primarily forward contracts, with counterparties to allow commercial clients to mitigate exchange rate risk. Synovus covers its risk by entering into an offsetting foreign currency exchange forward contract. The interest rate swap agreements are free-standing derivatives and are recorded at fair value with any unrealized gain or loss recorded in current period earnings in non-interest revenue. These instruments, and their offsetting positions, are recorded in other assets and other liabilities on the consolidated balance sheets. Visa Derivative - In conjunction with the sale of Class B shares of common stock issued by Visa to Synovus as a Visa USA member, Synovus entered into a derivative contract with the purchaser, which provides for settlements between the parties based upon a change in the ratio for conversion of Visa Class B shares to Visa Class A shares. The conversion ratio changes when Visa deposits funds to a litigation escrow established by Visa to pay settlements for certain litigation, for which Visa is indemnified by Visa USAmembers. The litigation escrow is funded by proceeds from Visa’s conversion of Class B shares. The fair value of the derivative contract is determined based onmanagement's estimate of the timing and amount of the Covered Litigation settlement, and the resulting payments due to the counterparty under the terms of the contract. During the years ended December 31, 2023 and 2022, Synovus recorded fair value adjustments of $3.9 million and $6.0 million, respectively, in other non-interest expense. Management believes that the estimate of Synovus' exposure to the Visa indemnification including fees associated with the Visa derivative is adequate based on current information, including Visa's recent announcements and disclosures. However, future developments in the litigation could require changes to Synovus' estimate. Income Taxes Synovus is a domestic corporation that files a consolidated federal income tax return with its wholly-owned subsidiaries and files state income tax returns on a consolidated or separate entity basis with the various taxing jurisdictions based on its taxable presence. However, Synovus' Qualpay subsidiary continues to file separate federal and state income tax returns and is not included in any of Synovus' consolidated tax filings. The current income tax payable or receivable is an estimate of the amounts currently owed to or due from taxing authorities in which Synovus conducts business. Current income taxes payable also reflects changes in liabilities associated with uncertain tax positions for the current and/or prior years. Synovus uses the asset and liability method to account for future income taxes expected to be paid or received (i.e., deferred income taxes). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement (GAAP) carrying amounts of existing assets and liabilities and their respective tax bases, including operating losses and tax credit carryforwards. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. In making this assessment, all sources of taxable income available to realize the deferred tax asset are considered, including taxable income in prior years, future reversals of existing temporary differences, tax planning strategies, and future taxable income exclusive of reversing temporary differences and carryforwards. The predictability that future taxable income, exclusive of reversing temporary differences, will occur is the most subjective of these four sources. Changes in the valuation allowance are recorded through income tax expense. Significant estimates used in accounting for income taxes relate to the valuation allowance for deferred tax assets, estimates of the realizability of deferred tax assets including NOLs and income tax credits, the determination of taxable income, and the determination of temporary differences between book and tax bases. Synovus regularly evaluates its material tax positions for recognizability in its financial statements. Each tax position is evaluated under the presumption that all positions will be examined and that tax authorities will have full knowledge of all relevant information, and whether a position can be recognized is based solely on the technical merits of the position. Synovus performs a cumulative probability analysis and recognizes tax benefits where there is a greater than fifty percent likelihood of the position being upheld. If, upon this evaluation, the tax benefits of a transaction do not meet this ‘more likely than not’ standard, Synovus will accrue a tax liability for the uncertain tax position or reduce a deferred tax asset for the expected tax impact of the transaction. Events and circumstances may alter the estimates and assumptions used in the analysis of its income tax positions and, accordingly, Synovus' effective tax rate may fluctuate in the future. Synovus recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 72 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Investments in Tax Credit Structures

Synovus invests in certain LIHTC partnerships, which are engaged in the development and operation of affordable multi-family housing pursuant to Section 42 of the Code. Additionally, Synovus invests in certain new market tax credit partnerships pursuant to Section 45D of the Code, certain HTCs pursuant to Section 47 of the Code, and certain ITCs pursuant to Section 48 of the Code. Synovus typically acts as a limited partner in these investments and does not exert control over the operating or financial policies of the partnerships and as such, is not considered the primary beneficiary of the partnership. For certain of its LIHTC investments, Synovus provides financing during the construction and development of the properties and is at risk for the funded amount of its equity investment plus the outstanding amount of any construction loans in excess of the fair value of the collateral for the loan, but has no obligation to fund the operations or working capital of the partnerships and is not exposed to losses beyond Synovus' investment. Synovus receives tax credits related to these investments, which are subject to recapture by taxing authorities based on compliance provisions required to be met at the project level.

Synovus applies the proportional amortization method of accounting for its LIHTC and HTC partnerships. Effective January 1, 2023, upon the adoption of ASU 2023-02, Synovus also began applying the proportional amortization method of accounting to its qualifying new market tax credit partnership. Following Synovus' new investment in a solar energy tax credit partnership during the third quarter of 2023, Synovus made an election to apply the proportional amortization method of accounting to qualifying solar energy tax credit partnerships. The proportional amortization method recognizes the amortized cost of the investment as a component of income tax expense on the consolidated statements of income and as a component of operating activities within other assets and other liabilities on the consolidated statements of cash flows. Prior to the adoption of ASU 2023-02, Synovus applied the equity method of accounting to its new market tax credit partnership. See "Recent Accounting Pronouncements" below for the impact of adoption. During the year ended December 31, 2023, Synovus recognized tax credits and other tax benefits of $81.6 million and amortization expense of $63.9 million from LIHTC, HTC, new markets, and renewable energy tax credit investments as components of income tax expense. During the year ended December 31, 2022, Synovus recognized tax credits and other benefits of $37.5 million and amortization expense of $30.3 million from LIHTC and HTC tax credit investments in income tax expense. During the year ended December 31, 2021 Synovus recognized tax credits and other benefits of $27.8 million and amortization expense of $20.6 million from LIHTC tax credit investments in income tax expense. The effect of non-income-tax related items from investments accounted for using the proportional amortization method were immaterial to the financial statements in each period.

Recent Accounting Pronouncements

The following table provides a brief description of accounting standards adopted or issued in 2023 and the estimated effect on the Company's financial statements.

Standard	Description	Required date of adoption	Effect on Company's financial statements or other significant matters
Standards Adopted (or partially adopted) in 2023			
ASU 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosure	In March 2022, the FASB issued ASU 2022-02 to eliminate TDR accounting guidance while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The ASU also provides guidance for vintage table disclosures and gross write-offs. The ASU requires an entity to disclose current-period gross write-offs by year of origination for financing receivables within the scope of Subtopic 326-20.	January 1, 2023	The Company adopted this standard on January 1, 2023 on a prospective basis. The adoption of this standard did not have a material impact to the consolidated financial statements. See Note 3, Loans and Allowance for Loan Losses, for the required disclosures in accordance with this ASU.
ASU 2023-02, Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	In March 2023, the FASB issued ASU 2023-02, which expands the population of investments for which an investor may elect to apply the proportional amortization method. Under the ASU, an investor in a tax equity investment may elect the proportional amortization method for qualifying investments on a tax credit program-by-program basis. To qualify for the proportional amortization method, an investment must meet the criteria previously applicable to LIHTC investments, as clarified by the ASU.	January 1, 2024. Early adoption is permitted as of an interim period with retrospective application back to the beginning of the fiscal year.	The Company early adopted this standard on January 1, 2023 on a modified retrospective basis. The adoption of this standard did not have a material impact to the consolidated financial statements. The Company recognized a cumulative effect adjustment of $297 thousand at adoption to decrease the beginning balance of retained earnings as of January 1, 2023, for the difference between the previous method used to account for the tax equity investment and the application of the proportional amortization method since the investment was entered into.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 73

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Standard	Description	Required date of adoption	Effect on Company's financial statements or other significant matters
Standards Issued But Not Yet Adopted in 2023			
ASU 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures	In November 2023, the FASB issued ASU 2023-07 to improve segment reporting disclosures. The amendments in this ASU improve financial reporting by requiring disclosure of incremental segment information including significant segment expenses regularly provided to the chief operating decision maker as well as the amount and composition of other segment items on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. Retrospective application is required in all prior periods unless impracticable to do so.	January 1, 2024	The Company will adopt the new disclosure requirements for the annual period beginning on January 1, 2024 and interim periods beginning on January 1, 2025. The Company is currently evaluating the impact of the incremental segment information that will be required to be disclosed as well as the impact to the Segment Reporting footnote.
ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures	In December 2023, the FASB issued ASU 2023-09 to enhance the transparency and decision usefulness of income tax disclosures. The ASU addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Retrospective application in all prior periods is permitted.	January 1, 2025	The Company will adopt the new disclosures for the annual periods beginning on January 1, 2025. The Company is currently evaluating the impact of the incremental income taxes information that will be required to be disclosed as well as the impact to the Income Taxes footnote.

Note 2 - Investment Securities Available for Sale

The amortized cost, gross unrealized gains and losses, and estimated fair values of investment securities available for sale at December 31, 2023 and 2022 are summarized below.

	December 31, 2023			
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ 588,082	$ 9,547	$ —	$ 597,629
U.S. Government agency securities	29,993	—	(1,053)	28,940
Mortgage-backed securities issued by U.S. Government agencies	1,021,612	2,037	(97,985)	925,664
Mortgage-backed securities issued by U.S. Government sponsored enterprises	7,523,399	1,192	(1,094,212)	6,430,379
Collateralized mortgage obligations issued by U.S. Government agencies or sponsored enterprises	692,487	—	(104,892)	587,595
Commercial mortgage-backed securities issued by U.S. Government agencies or sponsored enterprises	1,226,672	18,764	(35,653)	1,209,783
Corporate debt securities and other debt securities	9,009	—	(337)	8,672
Total investment securities available for sale[(1)]	**$ 11,091,254**	**$ 31,540**	**$ (1,334,132)**	**$ 9,788,662**

	December 31, 2022			
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ 515,953	$ —	$ (44,140)	$ 471,813
U.S. Government agency securities	52,411	—	(3,613)	48,798
Mortgage-backed securities issued by U.S. Government agencies	904,593	1,624	(113,468)	792,749
Mortgage-backed securities issued by U.S. Government sponsored enterprises	8,144,374	936	(1,250,240)	6,895,070
Collateralized mortgage obligations issued by U.S. Government agencies or sponsored enterprises	769,498	—	(114,371)	655,127
Commercial mortgage-backed securities issued by U.S. Government agencies or sponsored enterprises	877,590	—	(71,645)	805,945
Corporate debt securities and other debt securities	8,908	—	(307)	8,601
Total investment securities available for sale[(1)]	**$ 11,273,327**	**$ 2,560**	**$ (1,597,784)**	**$ 9,678,103**

(1) The amounts reported exclude accrued interest receivable on investment securities available for sale of $26.6 million and $22.7 million at December 31, 2023 and 2022, respectively, which is presented as a component of other assets on the consolidated balance sheets. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 6 - Other Assets" in this Report for more information on other assets.

74 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

At December 31, 2023 and 2022, investment securities with a carrying value of $5.19 billion and $4.47 billion, respectively, were pledged to secure certain deposits and other liabilities, as required by law or contractual agreements.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2023 and 2022 are presented below.

	December 31, 2023					
	Less than 12 Months		12 Months or Longer		Total	
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agency securities	$ —	$ —	$ 28,940	$ (1,053)	$ 28,940	$ (1,053)
Mortgage-backed securities issued by U.S. Government agencies	159,402	(1,268)	565,358	(96,717)	724,760	(97,985)
Mortgage-backed securities issued by U.S. Government sponsored enterprises	215,917	(1,193)	6,045,914	(1,093,019)	6,261,831	(1,094,212)
Collateralized mortgage obligations issued by U.S. Government agencies or sponsored enterprises	—	—	587,595	(104,892)	587,595	(104,892)
Commercial mortgage-backed securities issued by U.S. Government agencies or sponsored enterprises	34,406	(205)	276,675	(35,448)	311,081	(35,653)
Corporate debt securities and other debt securities	—	—	8,672	(337)	8,672	(337)
Total	$ 409,725	$ (2,666)	$ 7,513,154	$ (1,331,466)	$ 7,922,879	$ (1,334,132)

	December 31, 2022					
	Less than 12 Months		12 Months or Longer		Total	
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury securities	$ 139,737	$ (6,789)	$ 307,582	$ (37,351)	$ 447,319	$ (44,140)
U.S. Government agency securities	28,938	(1,053)	19,603	(2,560)	48,541	(3,613)
Mortgage-backed securities issued by U.S. Government agencies	187,655	(5,952)	521,395	(107,516)	709,050	(113,468)
Mortgage-backed securities issued by U.S. Government sponsored enterprises	1,473,348	(120,135)	5,365,233	(1,130,105)	6,838,581	(1,250,240)
Collateralized mortgage obligations issued by U.S. Government agencies or sponsored enterprises	119,649	(10,311)	535,478	(104,060)	655,127	(114,371)
Commercial mortgage-backed securities issued by U.S. Government agencies or sponsored enterprises	565,382	(29,383)	240,564	(42,262)	805,946	(71,645)
Corporate debt securities and other debt securities	8,601	(307)	—	—	8,601	(307)
Total	$ 2,523,310	$ (173,930)	$ 6,989,855	$ (1,423,854)	$ 9,513,165	$ (1,597,784)

As of December 31, 2023, Synovus had 12 investment securities in a loss position for less than twelve months and 343 investment securities in a loss position for twelve months or longer. As of December 31, 2023, Synovus does not intend to sell investment securities in an unrealized loss position prior to the recovery of the unrealized loss, which may not be until maturity, and has the ability and intent to hold those securities for that period of time. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" of this Report for Synovus' policy for evaluating impairment on its investment securities available for sale portfolio.

During the fourth quarter of 2023, as part of an overall strategic repositioning of the investment securities portfolio, Synovus sold at amortized cost $1.30 billion of U.S. Treasury securities, U.S. Government agency securities, MBS issued by U.S. Government agencies, MBS issued by U.S. Government sponsored enterprises, and Commercial MBS issued by U.S. Government agencies or sponsored enterprises, which resulted in realized net losses of $77.7 million. Additionally, Synovus purchased $1.28 billion in principal of U.S. Treasury securities, U.S. Government agency securities, MBS issued by U.S. Government agencies, MBS issued by U.S. Government sponsored enterprises, and Commercial MBS issued by U.S. Government agencies or sponsored enterprises.

At December 31, 2023, no ACL was established for investment securities. Substantially all of the unrealized losses on the securities portfolio were the result of changes in market interest rates compared to the date the securities were acquired rather than the credit quality of the issuers or underlying loans. U.S. Treasury and agency securities and agency mortgage-backed securities are issued, guaranteed or otherwise supported by the United States government, an agency of the United States government, or a government sponsored enterprise.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 75

The amortized cost and fair value by contractual maturity of investment securities available for sale at December 31, 2023 are shown below. The expected life of MBSs or CMOs may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. For purposes of the maturity table, MBSs and CMOs, which are not due at a single maturity date, have been classified based on the final contractual maturity date. Distribution of Maturities at December 31, 2023 (in thousands) Within One Year 1 to 5 Years 5 to 10 Years More Than 10 Years Total Amortized Cost U.S. Treasury securities $ 25,688 $ 141,378 $ 421,016 $ — $ 588,082 U.S. Government agency securities — 29,993 — — 29,993 Mortgage-backed securities issued by U.S. Government agencies — 65 3 1,021,544 1,021,612 Mortgage-backed securities issued by U.S. Government sponsored enterprises — — 11,063 7,512,336 7,523,399 Collateralized mortgage obligations issued by U.S. Government agencies or sponsored enterprises — 50 10,508 681,929 692,487 Commercial mortgage-backed securities issued by U.S. Government agencies or sponsored enterprises 66,599 545,350 597,302 17,421 1,226,672 Corporate debt securities and other debt securities — 9,009 — — 9,009 Total amortized cost $ 92,287 $ 725,845 $ 1,039,892 $ 9,233,230 $ 11,091,254 Fair Value U.S. Treasury securities $ 25,688 $ 143,641 $ 428,300 $ — $ 597,629 U.S. Government agency securities — 28,940 — — 28,940 Mortgage-backed securities issued by U.S. Government agencies — 63 3 925,598 925,664 Mortgage-backed securities issued by U.S. Government sponsored enterprises — — 10,341 6,420,038 6,430,379 Collateralized mortgage obligations issued by U.S. Government agencies or sponsored enterprises — 49 10,220 577,326 587,595 Commercial mortgage-backed securities issued by U.S. Government agencies or sponsored enterprises 67,822 544,620 582,238 15,103 1,209,783 Corporate debt securities and other debt securities — 8,672 — — 8,672 Total fair value $ 93,510 $ 725,985 $ 1,031,102 $ 7,938,065 $ 9,788,662 Gross gains and gross losses on sales of securities available for sale for the years ended December 31, 2023, 2022, and 2021 are presented below. (in thousands) 2023 2022 2021 Gross realized gains on sales $ 5,141 $ — $ 1,191 Gross realized losses on sales (81,859) — (1,990) Investment securities gains (losses), net $ (76,718) $ — $ (799) Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 76 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Note 3 - Loans and Allowance for Loan Losses

Aging and Non-Accrual Analysis

The following tables provide a summary of current, accruing past due, and non-accrual loans by portfolio class as of December 31, 2023 and 2022.

	December 31, 2023						
(in thousands)	**Current**	**Accruing 30-89 Days Past Due**	**Accruing 90 Days or Greater Past Due**	**Total Accruing Past Due**	**Non-accrual with an ALL**	**Non-accrual without an ALL**	**Total**
Commercial, financial, and agricultural	$ 14,355,414	$ 12,264	$ 1,797	$ 14,061	$ 66,400	$ 23,470	$ 14,459,345
Owner-occupied	8,041,573	6,056	149	6,205	70,784	20,586	8,139,148
Total commercial and industrial	22,396,987	18,320	1,946	20,266	137,184	44,056	22,598,493
Investment properties	11,322,516	740	278	1,018	12,796	26,974	11,363,304
1-4 family properties	595,359	87	—	87	2,605	451	598,502
Land and development	353,477	671	—	671	804	—	354,952
Total commercial real estate	12,271,352	1,498	278	1,776	16,205	27,425	12,316,758
Consumer mortgages	5,359,153	6,462	—	6,462	46,108	—	5,411,723
Home equity	1,785,836	10,374	716	11,090	10,473	—	1,807,399
Credit cards	190,299	1,818	2,024	3,842	—	—	194,141
Other consumer loans	1,053,587	15,574	89	15,663	6,697	29	1,075,976
Total consumer	8,388,875	34,228	2,829	37,057	63,278	29	8,489,239
Loans, net of deferred fees and costs[(1)]	**$ 43,057,214**	**$ 54,046**	**$ 5,053**	**$ 59,099**	**$ 216,667**	**$ 71,510**	**$ 43,404,490**

	December 31, 2022						
(in thousands)	**Current**	**Accruing 30-89 Days Past Due**	**Accruing 90 Days or Greater Past Due**	**Total Accruing Past Due**	**Non-accrual with an ALL**	**Non-accrual without an ALL**	**Total**
Commercial, financial, and agricultural	$ 13,798,639	$ 15,033	$ 1,437	$ 16,470	$ 48,008	$ 11,299	$ 13,874,416
Owner-occupied	8,181,649	487	—	487	9,499	605	8,192,240
Total commercial and industrial	21,980,288	15,520	1,437	16,957	57,507	11,904	22,066,656
Investment properties	11,639,614	960	—	960	1,785	1,688	11,644,047
1-4 family properties	613,049	762		762	2,172	950	616,933
Land and development	388,098	77	—	77	1,158	—	389,333
Total commercial real estate	12,640,761	1,799	—	1,799	5,115	2,638	12,650,313
Consumer mortgages	5,163,417	13,969	210	14,179	36,847	—	5,214,443
Home equity	1,742,412	7,795	1	7,796	6,830	—	1,757,038
Credit cards	200,047	1,843	1,722	3,565	—	—	203,612
Other consumer loans	1,795,799	21,269	3	21,272	7,220	—	1,824,291
Total consumer	8,901,675	44,876	1,936	46,812	50,897	—	8,999,384
Loans, net of deferred fees and costs[(1)]	**$ 43,522,724**	**$ 62,195**	**$ 3,373**	**$ 65,568**	**$ 113,519**	**$ 14,542**	**$ 43,716,353**

(1) *The amortized cost basis of loans, net of deferred fees and costs excludes accrued interest receivable of $256.3 million and $203.1 million at December 31, 2023 and 2022, respectively, which is presented as a component of other assets on the consolidated balance sheets. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 6 - Other Assets" in this Report for more information on other assets.*

SYNOVUS FINANCIAL CORP. - *Form 10-K* 77

Interest income on non-accrual loans outstanding that would have been recorded if the loans had been current and performing in accordance with their original terms was $23.0 million and $9.0 million during the years ended December 31, 2023 and 2022, respectively. Of the interest income recognized during the years ended December 31, 2023 and 2022, cash-basis interest income was $19.8 million and $3.0 million, respectively. Pledged Loans Loans with carrying values of $24.31 billion and $16.09 billion, respectively, were pledged as collateral for borrowings and capacity at December 31, 2023 and 2022 respectively, to the FHLB and Federal Reserve Bank. Portfolio Segment Risk Factors The risk characteristics and collateral information of each portfolio segment are as follows: Commercial and Industrial Loans - The C&I loan portfolio is comprised of general middle market and commercial banking clients across a diverse set of industries. In accordance with Synovus' lending policy, each loan undergoes a detailed underwriting process, which incorporates uniform underwriting standards and oversight in proportion to the size and complexity of the lending relationship. These loans are secured by collateral such as business equipment, inventory, and real estate. Credit decisions on loans in the C&I portfolio are based on cash flow from the operations of the business as the primary source of repayment of the debt, with underlying real estate or other collateral being the secondary source of repayment. Commercial Real Estate Loans - CRE loans primarily consist of income-producing investment properties loans. Additionally, CRE loans include 1-4 family properties loans as well as land and development loans. Investment properties loans consist of construction and mortgage loans for income-producing properties and are primarily made to finance multi-family properties, hotels, office buildings, shopping centers, warehouses and other commercial development properties. 1-4 family properties loans include construction loans to homebuilders and commercial mortgage loans related to 1-4 family rental properties and are almost always secured by the underlying property being financed by such loans. These properties are primarily located in the markets served by Synovus. Land and development loans include commercial and residential development as well as land acquisition loans and are secured by land held for future development, typically in excess of one year. Properties securing these loans are substantially within markets served by Synovus, and our preference is to obtain some level of recourse from project sponsors. Loans in this portfolio are underwritten based on the LTV of the collateral and the capacity of the guarantor(s). Consumer Loans - The consumer loan portfolio consists of a wide variety of loan products offered through Synovus' banking network including first and second residential mortgages, home equity, and consumer credit card loans, as well as home improvement loans, student, and personal loans from third-party lending (‘‘other consumer loans’’). Together, consumer mortgages and home equity comprise the majority of Synovus' consumer loans and are secured by first and second liens on residential real estate primarily located in the markets served by Synovus. The primary source of repayment for all consumer loans is generally the personal income of the borrower(s). Credit Quality Indicators The credit quality of the loan portfolio is reviewed and updated no less frequently than annually using the standard asset classification system utilized by the federal banking agencies. These classifications are divided into three groups: Not Criticized (Pass), Special Mention, and Classified or Adverse rating (Substandard, Doubtful, and Loss) and are defined as follows: Pass - loans which are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell in a timely manner, of any underlying collateral. Special Mention - loans which have potential weaknesses that deserve management's close attention. These loans are not adversely classified and do not expose an institution to sufficient risk to warrant an adverse classification. Substandard - loans which are inadequately protected by the current net worth and paying capacity of the obligor or by the collateral pledged, if any. Loans with this classification are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Doubtful - loans which have all the weaknesses inherent in loans classified as Substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently known facts, conditions, and values. Loss - loans which are considered by management to be uncollectible and of such little value that their continuance on the institution's books as an asset, without establishment of a specific valuation allowance or charge-off, is not warranted. Synovus fully reserves for any loans rated as Loss. In the following tables, consumer loans are generally assigned a risk grade similar to the classifications described above; however, upon reaching 90 days and 120 days past due, they are generally downgraded to Substandard and Loss, respectively, in accordance with the FFIEC Retail Credit Classification Policy. Additionally, in accordance with Interagency Supervisory Guidance, the risk grade classifications of consumer loans (consumer mortgages and home equity) secured by junior liens on 1-4 family residential properties also consider available information on the payment status of the associated senior liens with other financial institutions. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 78 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following table summarizes each loan portfolio class by regulatory risk grade and origination year as of December 31, 2023 as required by CECL.

	December 31, 2023								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans		
(in thousands)	2023	2022	2021	2020	2019	Prior	Amortized Cost Basis	Converted to Term Loans	Total
Commercial, financial, and agricultural									
Pass	$ 1,078,790	$ 1,040,742	$ 1,408,178	$ 782,069	$ 636,341	$ 1,236,433	$ 7,623,255	$ 46,908	$ 13,852,716
Special Mention	5,298	8,276	20,027	1,950	2,552	8,412	141,580	—	188,095
Substandard	36,557	14,742	35,744	37,186	88,940	21,032	182,069	1,685	417,955
Loss	—	—	—	—	—	355	224	—	579
Total commercial, financial, and agricultural	1,120,645	1,063,760	1,463,949	821,205	727,833	1,266,232	7,947,128	48,593	14,459,345
Current YTD Period:									
Gross charge-offs	9,367	3,436	8,175	19,532	1,165	2,071	30,696	203	74,645
Owner-occupied									
Pass	859,887	1,521,469	1,501,405	958,620	710,634	1,401,416	782,180	—	7,735,611
Special Mention	1,709	9,114	22,562	2,593	4,689	48,640	79,031	—	168,338
Substandard	4,388	24,760	13,616	59,478	17,702	87,306	27,949	—	235,199
Total owner-occupied	865,984	1,555,343	1,537,583	1,020,691	733,025	1,537,362	889,160	—	8,139,148
Current YTD Period:									
Gross charge-offs	—	—	433	6,836	1,544	2,862	—	—	11,675
Total commercial and industrial	1,986,629	2,619,103	3,001,532	1,841,896	1,460,858	2,803,594	8,836,288	48,593	22,598,493
Current YTD Period:									
Gross charge-offs	$ 9,367	$ 3,436	$ 8,608	$ 26,368	$ 2,709	$ 4,933	$ 30,696	$ 203	$ 86,320
Investment properties									
Pass	593,540	3,140,041	2,863,327	1,161,697	1,052,638	1,900,744	261,737	—	10,973,724
Special Mention	—	1,616	169,550	—	48,429	33,903	—	—	253,498
Substandard	2,083	4,070	41,278	1,455	1,622	75,850	—	—	126,358
Doubtful	—	—	—	—	—	9,714	—	—	9,714
Loss	—	—	—	—	—	10	—	—	10
Total investment properties	595,623	3,145,727	3,074,155	1,163,152	1,102,689	2,020,221	261,737	—	11,363,304
Current YTD Period:									
Gross charge-offs[(1)]	546	7,685	5,668	3,801	1,893	22,647	3,109	—	45,349
1-4 family properties									
Pass	167,729	142,930	119,054	31,928	29,740	55,243	42,099	—	588,723
Special Mention	3,104	947	—	184	—	311	1	—	4,547
Substandard	1,721	822	643	465	324	1,212	45	—	5,232
Total 1-4 family properties	172,554	144,699	119,697	32,577	30,064	56,766	42,145	—	598,502
Current YTD Period:									
Gross charge-offs	—	—	—	—	—	24	—	—	24
Land and development									
Pass	105,609	84,962	35,993	16,131	18,616	59,605	888	—	321,804
Special Mention	—	496	—	—	—	774	—	—	1,270
Substandard	29,204	411	74	—	593	1,596	—	—	31,878
Total land and development	134,813	85,869	36,067	16,131	19,209	61,975	888	—	354,952
Current YTD Period:									
Gross charge-offs	—	—	—	77	—	—	—	—	77
Total commercial real estate	902,990	3,376,295	3,229,919	1,211,860	1,151,962	2,138,962	304,770	—	12,316,758
Current YTD Period:									
Gross charge-offs	$ 546	$ 7,685	$ 5,668	$ 3,878	$ 1,893	$ 22,671	$ 3,109	$ —	$ 45,450

SYNOVUS FINANCIAL CORP. - *Form 10-K* 79

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	December 31, 2023								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans		
(in thousands)	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Amortized Cost Basis**	**Converted to Term Loans**	**Total**
Consumer mortgages									
Pass	757,485	784,898	1,044,442	1,219,397	410,511	1,136,541	35	—	5,353,309
Substandard	564	2,810	5,517	15,913	9,478	23,662	—	—	57,944
Loss	—	—	—	—	—	470	—	—	470
Total consumer mortgages	758,049	787,708	1,049,959	1,235,310	419,989	1,160,673	35	—	5,411,723
Current YTD Period:									
Gross charge-offs	—	108	251	403	402	965	5	—	2,134
Home equity									
Pass	—	—	—	—	—	—	1,308,934	482,679	1,791,613
Substandard	—	—	—	—	—	—	10,231	5,297	15,528
Loss	—	—	—	—	—	—	174	84	258
Total home equity	—	—	—	—	—	—	1,319,339	488,060	1,807,399
Current YTD Period:									
Gross charge-offs	—	—	—	—	—	79	819	229	1,127
Credit cards									
Pass	—	—	—	—	—	—	192,217	—	192,217
Substandard	—	—	—	—	—	—	702	—	702
Loss	—	—	—	—	—	—	1,222	—	1,222
Total credit cards	—	—	—	—	—	—	194,141	—	194,141
Current YTD Period:									
Gross charge-offs	—	—	—	—	—	—	7,165	—	7,165
Other consumer loans									
Pass	134,969	181,455	219,415	114,006	28,256	112,724	277,368	—	1,068,193
Substandard	573	963	3,811	1,182	568	494	192	—	7,783
Total other consumer loans	135,542	182,418	223,226	115,188	28,824	113,218	277,560	—	1,075,976
Current YTD Period:									
Gross charge-offs[(1)]	627	6,040	24,231	3,625	1,971	2,026	2,358	—	40,878
Total consumer	893,591	970,126	1,273,185	1,350,498	448,813	1,273,891	1,791,075	488,060	8,489,239
Current YTD Period:									
Gross charge-offs	$ 627	$ 6,148	$ 24,482	$ 4,028	$ 2,373	$ 3,070	$ 10,347	$ 229	$ 51,304
Loans, net of deferred fees and costs	**$ 3,783,210**	**$ 6,965,524**	**$ 7,504,636**	**$ 4,404,254**	**$ 3,061,633**	**$ 6,216,447**	**$10,932,133**	**$ 536,653**	**$ 43,404,490**
Current YTD Period:									
Gross charge-offs	**$ 10,540**	**$ 17,269**	**$ 38,758**	**$ 34,274**	**$ 6,975**	**$ 30,674**	**$ 44,152**	**$ 432**	**$ 183,074**

(1) Includes $31.3 million in gross charge-offs related to the transfer of certain loans to held for sale that sold during 2023.

80 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans		
(in thousands)	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Amortized Cost Basis**	**Converted to Term Loans**	**Total**
Commercial, financial, and agricultural									
Pass	$ 1,276,814	$ 1,911,353	$ 1,009,230	$ 782,100	$ 536,001	$ 1,037,488	$ 6,862,070	$ 43,748	$ 13,458,804
Special Mention	4,131	14,289	12,691	6,637	5,716	2,777	81,889	1,710	129,840
Substandard	13,751	17,780	38,943	42,773	18,405	21,418	131,422	1,003	285,495
Loss	—	—	—	—	—	—	277	—	277
Total commercial, financial, and agricultural	1,294,696	1,943,422	1,060,864	831,510	560,122	1,061,683	7,075,658	46,461	13,874,416
Owner-occupied									
Pass	1,537,016	1,675,524	1,137,889	909,525	664,734	1,103,500	866,920	—	7,895,108
Special Mention	4,238	6,760	24,175	13,913	5,024	69,500	—	—	123,610
Substandard	19,437	13,381	63,925	7,415	51,364	17,755	—	—	173,277
Loss	—	245	—	—	—	—	—	—	245
Total owner-occupied	1,560,691	1,695,910	1,225,989	930,853	721,122	1,190,755	866,920	—	8,192,240
Total commercial and industrial	2,855,387	3,639,332	2,286,853	1,762,363	1,281,244	2,252,438	7,942,578	46,461	22,066,656
Investment properties									
Pass	2,671,660	3,245,669	1,532,230	1,220,974	775,747	1,543,724	541,118	—	11,531,122
Special Mention	2,379	1,550	—	14,570	5,908	2,388	146	—	26,941
Substandard	5,973	1,455	176	1,688	51,767	3,931	20,994	—	85,984
Total investment properties	2,680,012	3,248,674	1,532,406	1,237,232	833,422	1,550,043	562,258	—	11,644,047
1-4 family properties									
Pass	248,418	154,181	44,032	33,246	27,053	55,543	47,732	—	610,205
Special Mention	1	—	752	—	—	297	—	—	1,050
Substandard	1,309	1,429	75	741	836	1,243	45	—	5,678
Total 1-4 family properties	249,728	155,610	44,859	33,987	27,889	57,083	47,777	—	616,933
Land and development									
Pass	119,801	84,055	21,984	39,484	18,600	64,854	5,078	—	353,856
Special Mention	—	—	744	—	29,618	1,118	—	—	31,480
Substandard	699	325	220	627	472	1,654	—	—	3,997
Total land and development	120,500	84,380	22,948	40,111	48,690	67,626	5,078	—	389,333
Total commercial real estate	3,050,240	3,488,664	1,600,213	1,311,330	910,001	1,674,752	615,113	—	12,650,313

SYNOVUS FINANCIAL CORP. - *Form 10-K* 81

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans		
(in thousands)	2022	2021	2020	2019	2018	Prior	Amortized Cost Basis	Converted to Term Loans	Total
Consumer mortgages									
Pass	$ 857,489	$ 1,188,652	$ 1,356,065	$ 458,441	$ 182,834	$ 1,118,686	$ 143	$ —	$ 5,162,310
Substandard	1,153	6,452	8,519	9,442	6,167	19,662	—	—	51,395
Loss	—	—	—	4	—	734	—	—	738
Total consumer mortgages	858,642	1,195,104	1,364,584	467,887	189,001	1,139,082	143	—	5,214,443
Home equity									
Pass	—	—	—	—	—	—	1,241,201	504,272	1,745,473
Substandard	—	—	—	—	—	—	6,534	4,512	11,046
Loss	—	—	—	—	—	—	402	117	519
Total home equity	—	—	—	—	—	—	1,248,137	508,901	1,757,038
Credit cards									
Pass	—	—	—	—	—	—	201,898	—	201,898
Substandard	—	—	—	—	—	—	617	—	617
Loss	—	—	—	—	—	—	1,097	—	1,097
Total credit cards	—	—	—	—	—	—	203,612	—	203,612
Other consumer loans									
Pass	284,045	524,601	457,684	61,760	31,662	142,189	313,565	—	1,815,506
Substandard	1,417	3,810	1,648	712	163	888	139	—	8,777
Loss	—	—	—	—	—	8	—	—	8
Total other consumer loans	285,462	528,411	459,332	62,472	31,825	143,085	313,704	—	1,824,291
Total consumer	1,144,104	1,723,515	1,823,916	530,359	220,826	1,282,167	1,765,596	508,901	8,999,384
Loan, net of deferred fees and costs	**$ 7,049,731**	**$ 8,851,511**	**$ 5,710,982**	**$ 3,604,052**	**$ 2,412,071**	**$ 5,209,357**	**$ 10,323,287**	**$ 555,362**	**$ 43,716,353**

Collateral-Dependent Loans

We classify a loan as collateral-dependent when our borrower is experiencing financial difficulty, and we expect repayment to be provided substantially through the operation or sale of collateral. Our commercial loans have collateral that is comprised of real estate and business assets. Our consumer loans have collateral that is substantially comprised of residential real estate.

There were no significant changes in the extent to which collateral secures our collateral-dependent loans during the years ended December 31, 2023 and 2022.

Rollforward of Allowance for Loan Losses

The following tables detail the changes in the ALL by loan segment for the years ended December 31, 2023, 2022, and 2021. For the year ended December 31, 2023, Synovus charged-off $31.3 million in previously established reserves for credit losses associated with the transfer of $1.59 billion in loans to held for sale for the sales of medical office building loans and third-party consumer loans that both closed in 2023. For the years ended December 31, 2022 and 2021, Synovus had no significant transfers to loans held for sale.

	As of and For The Year Ended December 31, 2023			
(in thousands)	Commercial & Industrial	Commercial Real Estate	Consumer	Total
Allowance for loan losses:				
Beginning balance at December 31, 2022	$ 161,550	$ 143,575	$ 138,299	$ 443,424
Charge-offs	(86,320)	(45,450)	(51,304)	(183,074)
Recoveries	16,664	1,273	11,795	29,732
Provision for (reversal of) loan losses	127,076	34,360	27,867	189,303
Ending balance at December 31, 2023	**$ 218,970**	**$ 133,758**	**$ 126,657**	**$ 479,385**

82 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

(in thousands)	As of and For The Year Ended December 31, 2022 Commercial & Industrial	Commercial Real Estate	Consumer	Total
Allowance for loan losses:				
Beginning balance at December 31, 2021	$ 188,364	$ 97,760	$ 141,473	$ 427,597
Charge-offs	(42,588)	(3,102)	(38,020)	(83,710)
Recoveries	14,625	1,633	14,296	30,554
Provision for (reversal of) loan losses	1,149	47,284	20,550	68,983
Ending balance at December 31, 2022	**$ 161,550**	**$ 143,575**	**$ 138,299**	**$ 443,424**

(in thousands)	As of and For The Year Ended December 31, 2021 Commercial & Industrial	Commercial Real Estate	Consumer	Total
Allowance for loan losses:				
Beginning balance at December 31, 2020	$ 229,555	$ 130,742	$ 245,439	$ 605,736
Charge-offs	(59,457)	(15,392)	(30,383)	(105,232)
Recoveries	9,734	7,444	10,266	27,444
Provision for (reversal of) loan losses	8,532	(25,034)	(83,849)	(100,351)
Ending balance at December 31, 2021	**$ 188,364**	**$ 97,760**	**$ 141,473**	**$ 427,597**

The ALL of $479.4 million and the reserve for unfunded commitments of $57.2 million, which is recorded in other liabilities, comprise the total ACL of $536.6 million at December 31, 2023. The ACL increased $35.7 million compared to the December 31, 2022 ACL of $500.9 million, which consisted of an ALL of $443.4 million and the reserve for unfunded commitments of $57.5 million. The ACL to loans coverage ratio of 1.24% at December 31, 2023 was 9 bps higher compared to December 31, 2022. The increase in the ACL from December 31, 2022 resulted primarily from downward risk grade migration, an increase in reserves on individually evaluated loans, and the continuation of an uncertain economic environment.

The ACL is estimated using a two-year reasonable and supportable forecast period. To the extent the lives of the loans in the portfolio extend beyond the period for which a reasonable and supportable forecast can be made, the Company reverts on a straight-line basis back to the historical rates over a one-year period. Synovus utilizes multiple economic forecast scenarios sourced from a reputable third-party provider that are probability-weighted internally. The current scenarios include a consensus baseline forecast, an upside scenario reflecting an accelerated recovery, a downside scenario that reflects adverse economic conditions, and an additional adverse scenario that assumes consistent slow growth that is less optimistic than the baseline. At December 31, 2023, the unemployment rate is the input that most significantly impacts our estimate. The multi-scenario forecast used in our estimate includes a weighted average unemployment rate of 4.5% over the forecast period at December 31, 2023.

Financial Difficulty Modifications

When borrowers are experiencing financial difficulty, Synovus may make certain loan modifications as part of its loss mitigation strategies to maximize expected payment. The following table presents the amortized cost of FDM loans by loan portfolio class that were modified during the year ended December 31, 2023.

(in thousands)	Year Ended December 31, 2023 Interest Rate Reduction	Term Extension	Principal Forgiveness and Term Extensions	Payment Delay	Interest Rate Reduction and Term Extension	Total	Percentage of Total by Financing Class
Commercial, financial, and agricultural	$ 2,844	$ 119,764	$ 10,504	$ —	$ 2,028	$ 135,140	0.9%
Owner-occupied	—	23,739	—	—	52,854	76,593	0.9
Total commercial and industrial	2,844	143,503	10,504	—	54,882	211,733	0.9
Investment properties	—	909	—	—	—	909	—
1-4 family properties	—	2,016	—	—	367	2,383	0.4
Land and development	—	29,760	—	—	—	29,760	8.4
Total commercial real estate	—	32,685	—	—	367	33,052	0.3
Consumer mortgages	2,110	—	—	465	—	2,575	—
Home equity	—	336	—	—	287	623	—
Credit cards	—	—	—	—	—	—	—
Other consumer loans	115	625	—	189	617	1,546	0.1
Total consumer	2,225	961	—	654	904	4,744	0.1
Total FDMs	**$ 5,069**	**$ 177,149**	**$ 10,504**	**$ 654**	**$ 56,153**	**$ 249,529**	**0.6%**

SYNOVUS FINANCIAL CORP. - *Form 10-K* 83

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

During the year ended December 31, 2023, there were no material FDMs that subsequently defaulted. Defaults are defined as the earlier of the FDM being placed on non-accrual status or reaching 90 days past due with respect to principal and/or interest payments. As of December 31, 2023, there were no commitments to lend a material amount of additional funds to any borrower whose loan was classified as a FDM.

The following presents the financial effect of loan modifications made to borrowers experiencing financial difficulty during the year ended December 31, 2023.

	Year Ended December 31, 2023			
(Dollars in thousands)	**Principal Forgiveness and Term Extensions**	**Weighted Average Interest Rate Reduction**	**Weighted Average Term Extension (in months)**	**Weighted Average Payment Deferral (in months)**
Commercial, financial, and agricultural	$ 1,200	2.4%	14	—
Owner-occupied	—	2.3	10	—
Investment properties	—	—	40	—
1-4 family properties	—	0.4	12	—
Land and development	—	—	4	—
Consumer mortgages	—	2.3	—	6
Home equity	—	0.5	249	—
Other consumer loans	—	5.7	62	2

Synovus monitors the performance of FDMs to understand the effectiveness of its modification efforts. The following table provides a summary of current, accruing past due, and non-accrual loans on an amortized cost basis by loan portfolio class that have been modified since January 1, 2023.

	December 31, 2023				
(in thousands)	**Current**	**Accruing 30-89 Days Past Due**	**Accruing 90 Days or Greater Past Due**	**Non-accrual(1)**	**Total**
Commercial, financial, and agricultural	$ 123,843	$ —	$ —	$ 11,297	$ 135,140
Owner-occupied	75,859	—	—	734	76,593
Total commercial and industrial	199,702	—	—	12,031	211,733
Investment properties	604	—	—	305	909
1-4 family properties	1,174	—	—	1,209	2,383
Land and development	29,760	—	—	—	29,760
Total commercial real estate	31,538	—	—	1,514	33,052
Consumer mortgages	1,423	—	—	1,152	2,575
Home equity	623	—	—	—	623
Credit cards	—	—	—	—	—
Other consumer loans	418	372	—	756	1,546
Total consumer	2,464	372	—	1,908	4,744
Total FDMs	**$ 233,704**	**$ 372**	**$ —**	**$ 15,453**	**$ 249,529**

(1) Loans were on non-accrual when modified and subsequently classified as FDMs.

TDR Disclosures Prior to Adoption of ASU 2022-02

Prior to the adoption of ASU 2022-02, Synovus accounted for a modification to the contractual terms of a loan that resulted in granting concessions to a borrower experiencing financial difficulties as a TDR. The following tables present, by concession type, the post-modification balance for loans modified or renewed during the years ended December 31, 2022 and 2021 that were reported as accruing or non-accruing TDRs.

84 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TDRs by Concession Type

	Year Ended December 31, 2022			
(in thousands, except contract data)	Number of Contracts	Below Market Interest Rate	Other Concessions(1)	Total
Commercial, financial, and agricultural	86	$ 34,518	$ 1,279	$ 35,797
Owner-occupied	29	65,956	3,857	69,813
Total commercial and industrial	115	100,474	5,136	105,610
Investment properties	7	5,026	6,610	11,636
1-4 family properties	14	3,850	—	3,850
Land and development	4	3,168	—	3,168
Total commercial real estate	25	12,044	6,610	18,654
Consumer mortgages	10	1,176	266	1,442
Home equity	41	4,836	39	4,875
Other consumer loans	15	—	605	605
Total consumer	66	6,012	910	6,922
Loans, net of deferred fees and costs	**206**	**$ 118,530**	**$ 12,656**	**$ 131,186(2)**

TDRs by Concession Type

	Year Ended December 31, 2021			
(in thousands, except contract data)	Number of Contracts	Below Market Interest Rate	Other Concessions(1)	Total
Commercial, financial, and agricultural	152	$ 12,746	$ 8,096	$ 20,842
Owner-occupied	24	5,908	868	6,776
Total commercial and industrial	176	18,654	8,964	27,618
Investment properties	9	3,130	—	3,130
1-4 family properties	13	1,131	123	1,254
Land and development	8	1,948	60	2,008
Total commercial real estate	30	6,209	183	6,392
Consumer mortgages	18	2,512	1,006	3,518
Home equity	55	4,991	258	5,249
Other consumer loans	103	435	5,720	6,155
Total consumer	176	7,938	6,984	14,922
Loans, net of deferred fees and costs	**382**	**$ 32,801**	**$ 16,131**	**$ 48,932(3)**

(1) Other concessions generally include term extensions, interest only payments for a period of time, or principal forgiveness, but there was no principal forgiveness for the years ended December 31, 2022 and 2021.

(2) No charge-offs were recorded during the year ended December 31, 2022 upon restructuring of these loans.

(3) No charge-offs were recorded during the year ended December 31, 2021 upon restructuring of these loans.

For the years ended December 31, 2022 and 2021, there were five defaults with a recorded investment of $1.0 million and eight defaults with a recorded investment of $978 thousand, respectively, on accruing TDRs restructured during the previous twelve months (defaults are defined as the earlier of the TDR being placed on non-accrual status or reaching 90 days past due with respect to principal and/or interest payments). As of December 31, 2022 there were no commitments to lend a material amount of additional funds to any clients whose loans were classified as TDRs.

Note 4 - Premises, Equipment and Software

Premises, equipment and software at December 31, 2023 and 2022 consist of the following:

(in thousands)	2023	2022
Land	$ 92,094	$ 92,125
Buildings and improvements	304,426	303,934
Leasehold improvements	100,125	89,619
Furniture, equipment and software	450,458	422,495
Construction in progress	11,844	17,528
Total premises, equipment and software	958,947	925,701
Less: Accumulated depreciation and amortization	(593,096)	(555,069)
Net premises, equipment and software	**$ 365,851**	**$ 370,632**

SYNOVUS FINANCIAL CORP. - *Form 10-K* 85

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Net premises, equipment and software included $785 thousand and $1.4 million related to net finance leases at December 31, 2023 and 2022, respectively. Depreciation and amortization expense for the years ended December 31, 2023, 2022, and 2021 totaled $38.2 million, $42.1 million, and $50.5 million, respectively.

Note 5 - Goodwill and Other Intangible Assets

During the first quarter of 2022, Synovus reorganized its internal management reporting structure to add an additional segment for Consumer Banking. The Consumer Banking segment was previously included in the Community Banking segment. In connection with the reorganization, management reallocated a portion of the Community Banking goodwill to Consumer Banking using a relative fair value approach, and no indicators of impairment were identified.

Effective April 1, 2023, Synovus changed its internal management reporting structure to transfer Capital Markets activities and related personnel from the Financial Management Services segment to the Wholesale Banking segment. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 17 - Segment Reporting" in this Report for additional information. In connection with the transfer, management reallocated a portion of the Wealth Management goodwill that was attributable to the Financial Management Services segment to Wholesale Banking using a relative fair value approach, and no indicators of impairment were identified.

On June 1, 2023, Synovus acquired a 60% equity interest and a majority of the Board seats in Qualpay, which constituted a business combination. In connection with the acquisition, Synovus recorded $30.5 million of goodwill and $29.3 million of other intangible assets based on preliminary fair value estimates of the assets acquired and liabilities assumed in the transaction. Synovus will continue to record any adjustments to the preliminary fair value estimates in the reporting period in which the adjustments are determined upon receipt of final fair value estimates during the measurement period, which must be within one year of the acquisition date. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" in this Report for additional information on Qualpay.

During the third quarter of 2023, Synovus sold its GLOBALT asset management firm to its management team. The divestiture resulted in a reduction in goodwill of $2.5 million and a gain on sale of $1.9 million, representing the difference in the fair value of consideration received and assets sold, and no indicators of impairment were identified.

Goodwill allocated to each reporting unit at December 31, 2023 and 2022 is presented as follows:

(in thousands)	Wholesale Banking Reporting Unit	Community Banking Reporting Unit	Consumer Banking Reporting Unit	Wealth Management Reporting Unit	Total Goodwill
Balance as of December 31, 2021	$ 171,636	$ 256,323	$ —	$ 24,431	$ 452,390
Change in goodwill from reallocation	—	(114,701)	114,701	—	—
Balance as of December 31, 2022	$ 171,636	$ 141,622	$114,701	$ 24,431	$ 452,390
Changes during the period from:					
Reallocation	4,197	—	—	(4,197)	—
Acquisition	—	30,512	—	—	30,512
Divestiture	—	—	—	(2,462)	(2,462)
Balance as of December 31, 2023	**$ 175,833**	**$ 172,134**	**$114,701**	**$ 17,772**	**$ 480,440**

Goodwill is evaluated for impairment on an annual basis or whenever an event occurs or circumstances change to indicate that it is more likely than not that an impairment loss has been incurred (i.e., a triggering event). As of October 1, 2023, Synovus completed its annual goodwill impairment evaluation by performing a qualitative assessment of goodwill at the reporting unit level. In performing the qualitative assessment, the Company evaluated events and circumstances since the last impairment analysis, recent operating performance including reporting unit performance, changes in market capitalization, changes in the business climate, company-specific factors and trends in the banking industry. The results of the qualitative assessment indicated that it was more likely than not that the estimated fair value of each reporting unit exceeded its carrying amount as of the test date. In addition, no indicators of impairment have been identified through December 31, 2023; therefore, a quantitative goodwill impairment test was not necessary.

The following table shows the gross carrying amount and accumulated amortization of other intangible assets as of December 31, 2023 and 2022, which primarily consist of core deposit intangible assets. The CDI is being amortized over its estimated useful life of approximately ten years utilizing an accelerated method. Intangible assets resulting from the Qualpay acquisition, which primarily include client relationships, partner relationships, and developed technology, are being amortized on a straight-line basis over their estimated useful lives ranging from five to eight years. Aggregate other intangible assets amortization expense for the years ended December 31, 2023, 2022, and 2021 was $10.5 million, $8.5 million, and $9.5 million, respectively, and is included in other operating expense on the consolidated statements of income.

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
December 31, 2023			
CDI	$ 57,400	$ (41,745)	$ 15,655
Client Relationships	22,100	(8,078)	14,022
Partner Relationships	4,700	(548)	4,152
Developed Technology	11,091	(1,294)	9,797
Other	3,900	(1,598)	2,302
Total other intangible assets	**$ 99,191**	**$ (53,263)**	**$ 45,928**

86 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
December 31, 2022			
CDI	$57,400	$(35,484)	$21,916
Client Relationships	10,800	(6,136)	4,664
Partner Relationships	—	—	—
Developed Technology	—	—	—
Other	1,700	(1,156)	544
Total other intangible assets	**$69,900**	**$(42,776)**	**$27,124**

The estimated amortization expense of other intangible assets for the next five years is as follows:

(in thousands)	Amortization Expense
2024	$ 11,609
2025	10,510
2026	9,438
2027	8,067
2028	3,826

Note 6 - Other Assets

Significant balances included in other assets at December 31, 2023 and 2022 are presented below.

(in thousands)	2023	2022
Investments in tax credits and CRA partnerships	$ 638,402	$ 496,527
Deferred tax assets	510,442	595,317
ROU assets	473,028	421,481
Accrued interest receivable	284,112	226,209
Accounts receivable	195,921	152,460
Federal Reserve Bank and FHLB Stock	184,944	308,321
Derivative asset positions	94,903	89,815
Mutual funds and mutual funds held in rabbi trusts	53,742	42,659
Prepaid expense	47,471	48,152
MPS receivable[(1)]	19,300	15,320
Trading securities, at fair value	12,898	8,295
Other investments	12,560	11,172
Miscellaneous other assets	59,601	55,910
Total other assets	**$ 2,587,324**	**$ 2,471,638**

(1) See "Part II - Item 8. Financial Statements and Supplementary Data - Note 14 - Commitments and Contingencies" in this Report for more information on the MPS receivable.

As a member of the Federal Reserve System, Synovus is currently required to purchase and hold shares of capital stock in the Federal Reserve Bank of Atlanta (recorded at amortized cost, which approximates fair value, of $133.7 million and $128.6 million at December 31, 2023 and 2022, respectively) in an amount equal to the greater of 6% of its capital and surplus or 0.6% of deposits. As a member of the FHLB, Synovus is also required to purchase and hold shares of capital stock in the FHLB (recorded at amortized cost, which approximates fair value, of $51.3 million and $179.7 million at December 31, 2023 and 2022, respectively) in an amount equal to its membership base investment plus an activity-based investment determined according to the level of outstanding FHLB advances.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 87

Note 7 - Deposits A summary of interest-bearing deposits at December 31, 2023 and 2022 is presented below. (in thousands) 2023 2022 Interest-bearing demand deposits(1) $ 10,680,625 $ 8,721,397 Money market accounts(1) 12,902,294 14,830,934 Savings accounts 1,071,258 1,416,246 Time deposits(1) 7,534,393 2,964,078 Brokered deposits 6,042,999 5,299,005 Total interest-bearing deposits $ 38,231,569 $ 33,231,660 (1) Excluding brokered deposits The aggregate amount of time deposits of $250,000 or more was $3.55 billion at December 31, 2023 and $1.20 billion at December 31, 2022. The following table presents contractual maturities of all time deposits, including brokered time deposits, at December 31, 2023. (in thousands) Maturing within one year $ 9,314,075 Between 1 - 2 years 1,078,498 2 - 3 years 342,629 3 - 4 years 23,210 4 - 5 years 19,841 Thereafter 4,228 Total $ 10,782,481 Note 8 - Other Short-term Borrowings and Long-term Debt Other Short-term Borrowings Other short-term borrowings at December 31, 2023 and 2022 consisted of the following: (dollars in thousands) 2023 2022 FHLB advances with original maturities of one year or less $ — $600,014 Securities sold short 3,496 3,370 Total other short-term borrowings $3,496 $603,384 The following table sets forth additional information on Synovus' other short-term borrowings for the years indicated. (dollars in thousands) 2023 2022 Total balance at December 31, $ 3,496 $ 603,384 Weighted average interest rate at December 31, 3.88% 4.51% Maximum month-end balance during the year $1,253,521 $1,705,069 Average amount outstanding during the year 528,194 466,254 Weighted average interest rate during the year 4.60% 2.32% Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 88 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Long-term Debt

The following table presents long-term debt at December 31, 2023 and 2022 net of unamortized discounts, debt issuance costs, and the impact of hedge accounting (refer to "Part II - Item 8. Financial Statements and Supplementary Data - Note 13 - Derivative Instruments" of this Report for additional information).

(dollars in thousands)	2023	2022
Parent Company:		
5.90% Fixed-to-Fixed Rate Subordinated Notes issued February 7, 2019, due February 7, 2029, subject to redemption prior to February 7, 2029: $300.0 million par value at issuance with semi-annual interest payments at 5.90% for the first five years and semi-annual payments thereafter at a fixed rate of 3.379% above the 5-Year Mid-Swap Rate as of the reset date	$ 201,925	$ 298,158
5.200% Senior Notes issued August 11, 2022, due August 11, 2025, subject to redemption on or after February 11, 2023, $350.0 million par value at issuance with semi-annual interest payments in arrears and principal to be paid at maturity	340,778	336,332
SOFR + spread of 2.06% junior subordinated debentures, due June 15, 2035, $10.0 million par value at issuance with quarterly interest payments and principal to be paid at maturity (rate of 7.45% at December 31, 2023 and 6.57% at December 31, 2022)	10,000	10,000
Total long-term debt — Parent Company	$ 552,703	$ 644,490
Synovus Bank:		
5.625% Senior Bank Notes issued February 15, 2023, due February 15, 2028, subject to redemption on or after August 15, 2023, $500.0 million par value at issuance with semi-annual interest payments in arrears and principal to be paid at maturity	$ 487,099	$ —
4.00% Fixed-to-Fixed Rate Subordinated Bank Notes issued October 29, 2020, due October 29, 2030, $200.0 million par value at issuance with semi-annual interest payments at 4.00% for the first five years and semi-annual payments thereafter at a fixed rate of 3.625% above the 5-Year U.S. Treasury Rate	192,732	190,107
FHLB advances with weighted average interest rate of 5.57% at December 31, 2023 and 4.56% at December 31, 2022	700,000	3,275,000
Total long-term debt — Synovus Bank	1,379,831	3,465,107
Total long-term debt	**$ 1,932,534**	**$ 4,109,597**

The provisions of the indentures governing Synovus' long-term debt contain certain restrictions within specified limits on mergers, sales of all or substantially all of Synovus' assets and limitations on sales and issuances of voting stock of subsidiaries and Synovus' ability to pay dividends on its capital stock if there is an event of default under the applicable indenture. As of December 31, 2023 and 2022, Synovus and its subsidiaries were in compliance with the covenants in these agreements.

Contractual annual principal payments on long-term debt for the next five years and thereafter are shown in the following table. These maturities are based upon the par value at December 31, 2023 of the long-term debt.

(in thousands)	Parent Company	Synovus Bank	Total
2024	$ —	$ —	$ —
2025	350,000	700,000	1,050,000
2026	—	—	—
2027	—	—	—
2028	—	500,000	500,000
Thereafter	212,967	200,000	412,967
Total	**$ 562,967**	**$ 1,400,000**	**$ 1,962,967**

SYNOVUS FINANCIAL CORP. - *Form 10-K* 89

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Note 9 - Shareholders' Equity and Other Comprehensive Income

The following table shows the changes in shares of preferred and common stock issued and common stock held as treasury shares for the years ended December 31, 2023, 2022, and 2021.

(shares in thousands)	Series D Preferred Stock Issued	Series E Preferred Stock Issued	Total Preferred Stock Issued	Common Stock Issued	Treasury Stock Held	Common Stock Outstanding
Balance at December 31, 2020	8,000	14,000	22,000	168,133	20,093	148,040
Warrants exercised and common stock reissued	—	—	—	—	(3)	3
Common stock reissued for earnout payment	—	—	—	—	(125)	125
Restricted share unit activity	—	—	—	355	—	355
Stock options exercised	—	—	—	896	—	896
Repurchase of common stock	—	—	—	—	4,409	(4,409)
Balance at December 31, 2021	8,000	14,000	22,000	169,384	24,374	145,010
Restricted share unit activity	—	—	—	399	—	399
Stock options exercised	—	—	—	358	—	358
Repurchase of common stock	—	—	—	—	281	(281)
Balance at December 31, 2022	8,000	14,000	22,000	170,141	24,655	145,486
Restricted share unit activity	—	—	—	527	—	527
Stock options exercised	—	—	—	692	—	692
Balance at December 31, 2023	**8,000**	**14,000**	**22,000**	**171,360**	**24,655**	**146,705**

Preferred Stock

The following table presents a summary of preferred stock as of December 31, 2023, 2022, and 2021.

	Issuance Date	Public Offering Amount	Net Proceeds	Earliest Redemption Date	Liquidation Preference
Series D	June 21, 2018	$200.0 million	$195.1 million	June 21, 2023	$25 per share
Series E	July 1, 2019	$350.0 million	$342.0 million	July 1, 2024	$25 per share

Dividends, as declared, on Series D Preferred Stock were paid quarterly at a rate per annum equal to 6.300% for each dividend period from the original issue date to, but excluding, June 21, 2023. From and including June 21, 2023, the dividend rate was a floating rate equal to the three-month LIBOR plus a spread of 3.352% per annum. Dividends declared beyond June 30, 2023 are determined based on the floating rate index terms as described in the issuance documentation. As calculation agent, Synovus uses three-month term SOFR plus a spread of 3.614% per annum.

Dividends, as declared, on Series E Preferred Stock will be paid quarterly at a rate per annum equal to 5.875% for each dividend period from the original issue date to, but excluding, July 1, 2024. From and including July 1, 2024, the dividend rate will change and reset every five years on July 1 at a rate equal to the five-year U.S. Treasury Rate plus 4.127% per annum.

Dividends on all series of preferred stock are non-cumulative and, if declared, will accrue and be payable in arrears, quarterly. All series of preferred stock are redeemable at Synovus' option in whole or in part, from time to time, on the earliest redemption date or any subsequent reset date, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event, in each case, at a redemption price equal to $25 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. All series of preferred stock have no preemptive or conversion rights. Except in limited circumstances, all series of preferred stock do not have any voting rights.

Common Stock

Repurchases of Common Stock

During 2023, Synovus did not repurchase any common stock. The Company announced on January 18, 2024 that its Board of Directors authorized share repurchases of up to $300 million of common stock and $50 million of preferred stock in 2024. Subsequent to year-end, through February 20, 2024, Synovus repurchased $29.9 million, or 800 thousand shares, of common stock via open market transactions.

During 2022, Synovus repurchased $13.0 million, or 281 thousand shares, of common stock through open market transactions under the share repurchase program announced on January 20, 2022.

During 2021, Synovus repurchased $199.9 million, or 4.4 million shares, of common stock through open market transactions under the share repurchase program announced on January 26, 2021.

90 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Accumulated Other Comprehensive Income (Loss)

The following table illustrates activity within the balances in AOCI by component, and is shown for the years ended December 31, 2023, 2022, and 2021.

Changes in Accumulated Other Comprehensive Income (Loss) by Component (Net of Income Taxes)

(in thousands)	Net Unrealized Gains (Losses) on Investment Securities Available for Sale(1)	Net Unrealized Gains (Losses) on Cash Flow Hedges(1)	Total
Balance at December 31, 2020	$ 105,669	$ 52,966	$ 158,635
Other comprehensive income (loss) before reclassifications	(174,246)	(57,705)	(231,951)
Amounts reclassified from AOCI	597	(9,602)	(9,005)
Net current period other comprehensive income (loss)	(173,649)	(67,307)	(240,956)
Balance at December 31, 2021	$ (67,980)	$ (14,341)	$ (82,321)
Other comprehensive income (loss) before reclassifications	(1,152,283)	(225,715)	(1,377,998)
Amounts reclassified from AOCI	—	18,202	18,202
Net current period other comprehensive income (loss)	(1,152,283)	(207,513)	(1,359,796)
Balance at December 31, 2022	$ (1,220,263)	$ (221,854)	$ (1,442,117)
Other comprehensive income (loss) before reclassifications	163,813	(30,791)	133,022
Amounts reclassified from AOCI	58,191	133,831	192,022
Net current period other comprehensive income (loss)	222,004	103,040	325,044
Balance at December 31, 2023	**$ (998,259)**	**$ (118,814)**	**$ (1,117,073)**

(1) For December 31, 2022, 2021, and 2020, the ending balance in net unrealized gains (losses) on investment securities available for sale and cash flow hedges includes unrealized losses of $13.3 million and $12.1 million, respectively, related to residual tax effects remaining in OCI due to previously established deferred tax asset valuation allowances in 2010 and 2011. For December 31, 2023 the ending balance in net unrealized gains (losses) on investment securities available for sale and cash flow hedges includes unrealized losses of $16.4 million and $12.7 million, respectively, related to residual tax effects remaining in OCI primarily due to previously established deferred tax asset valuation allowances in 2010 and 2011 and state rate changes. In accordance with ASC 740-20-45-11(b), under the portfolio approach, these unrealized losses are realized at the time the entire portfolio is sold or disposed.

Note 10 - Regulatory Capital

Synovus and Synovus Bank are each subject to regulatory capital requirements administered by the federal banking agencies under Basel III. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Specific capital levels that involve quantitative measures of both on- and off-balance sheet items as calculated under regulatory capital guidelines must be met. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Additionally, regulatory capital rules include a capital conservation buffer of 2.5% that is added on top of each of the minimum risk-based capital ratios in order to avoid restrictions on capital distributions and discretionary bonuses. Based on internal capital analyses and earnings projections, Synovus' and Synovus Bank's capital positions are each adequate to meet regulatory minimum capital requirements inclusive of the capital conservation buffer.

Synovus Bank is also required to maintain certain capital levels, and not be subject to any written agreement, order, capital directive, or prompt corrective action directive requiring it to meet and maintain a specific capital level for any capital measure, in order to be considered a well-capitalized institution as defined by federal prompt corrective action banking regulations.

SYNOVUS FINANCIAL CORP. - Form 10-K 91

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following table summarizes regulatory capital information at December 31, 2023 and 2022 for Synovus and Synovus Bank.

	Actual Capital		Minimum Requirement For Capital Adequacy[(1)]		To Be Well-Capitalized Under Prompt Corrective Action Provisions[(2)]	
(dollars in thousands)	2023	2022	2023	2022	2023	2022
Synovus Financial Corp.						
CET1 capital	$5,206,521	$4,926,194	$2,291,552	$2,302,824	N/A	N/A
Tier 1 risk-based capital	5,743,666	5,463,339	3,055,403	3,070,432	N/A	N/A
Total risk-based capital	6,654,224	6,415,681	4,073,871	4,093,909	N/A	N/A
CET1 capital ratio	10.22%	9.63%	4.50%	4.50%	N/A	N/A
Tier 1 risk-based capital ratio	11.28	10.68	6.00	6.00	N/A	N/A
Total risk-based capital ratio	13.07	12.54	8.00	8.00	N/A	N/A
Leverage ratio	9.49	9.07	4.00	4.00	N/A	N/A
Synovus Bank						
CET1 capital	$5,559,624	$5,446,703	$2,288,092	$2,300,126	$3,305,022	$3,322,404
Tier 1 risk-based capital	5,559,624	5,446,703	3,050,789	3,066,835	4,067,719	4,089,113
Total risk-based capital	6,249,947	6,079,152	4,067,719	4,089,113	5,084,649	5,111,391
CET1 capital ratio	10.93%	10.66%	4.50%	4.50%	6.50%	6.50%
Tier 1 risk-based capital ratio	10.93	10.66	6.00	6.00	8.00	8.00
Total risk-based capital ratio	12.29	11.89	8.00	8.00	10.00	10.00
Leverage ratio	9.21	9.06	4.00	4.00	5.00	5.00

(1) The additional capital conservation buffer in effect is 2.5%.

(2) The prompt corrective action provisions are applicable at the bank level only.

Note 11 - Net Income Per Common Share

The following table displays a reconciliation of the information used in calculating basic and diluted net income per common share for the years ended December 31, 2023, 2022, and 2021. Diluted net income per common share incorporates the potential impact of contingently issuable shares, including awards which require future service as a condition of delivery of the underlying common stock.

	Years Ended December 31,		
(in thousands, except per share data)	2023	2022	2021
Basic Net Income Per Common Share:			
Net income available to common shareholders	$507,755	$724,739	$727,304
Weighted average common shares outstanding	146,115	145,364	147,041
Net income per common share, basic	**$ 3.48**	**$ 4.99**	**$ 4.95**
Diluted Net Income Per Common Share:			
Net income available to common shareholders	$507,755	$724,739	$727,304
Weighted average common shares outstanding	146,115	145,364	147,041
Effect of dilutive outstanding equity-based awards, warrants, and earnout payments	619	1,117	1,454
Weighted average diluted common shares	146,734	146,481	148,495
Net income per common share, diluted	**$ 3.46**	**$ 4.95**	**$ 4.90**

For the year ended December 31, 2023, there were 272 thousand of potentially dilutive shares related to stock options to purchase shares of common stock that were outstanding but were not included in the computation of diluted net income per common share because the effect would have been anti-dilutive. For both the years ended December 31, 2022 and 2021, there were 21 thousand of potentially dilutive shares related to stock options to purchase shares of common stock that were outstanding but were not included in the computation of diluted net income per common share because the effect would have been anti-dilutive.

Note 12 - Fair Value Accounting

Fair value accounting guidance defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market available to the entity in an orderly transaction between market participants, on the measurement date. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" of this Report for a description of how fair value measurements are determined.

92 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents all financial instruments measured at fair value on a recurring basis as of December 31, 2023 and 2022.

	December 31, 2023				December 31, 2022			
(in thousands)	Level 1	Level 2	Level 3	Total Assets and Liabilities at Fair Value	Level 1	Level 2	Level 3	Total Assets and Liabilities at Fair Value
Assets								
Trading securities:								
Collateralized mortgage obligations issued by U.S. Government sponsored enterprises	$ —	$ 2,910	$ —	$ 2,910	$ —	$ 2,991	$ —	$ 2,991
Other mortgage-backed securities	—	2,149	—	2,149	—	3,185	—	3,185
State and municipal securities	—	—	—	—	—	48	—	48
Asset-backed securities	—	7,839	—	7,839	—	2,071	—	2,071
Total trading securities	$ —	$ 12,898	$ —	$ 12,898	$ —	$ 8,295	$ —	$ 8,295
Investment securities available for sale:								
U.S. Treasury securities	$597,629	$ —	$ —	$ 597,629	$471,813	$ —	$ —	$ 471,813
U.S. Government agency securities	—	28,940	—	28,940	—	48,798	—	48,798
Mortgage-backed securities issued by U.S. Government agencies	—	925,664	—	925,664	—	792,749	—	792,749
Mortgage-backed securities issued by U.S. Government sponsored enterprises	—	6,430,379	—	6,430,379	—	6,895,070	—	6,895,070
Collateralized mortgage obligations issued by U.S. Government agencies or sponsored enterprises	—	587,595	—	587,595	—	655,127	—	655,127
Commercial mortgage-backed securities issued by U.S. Government agencies or sponsored enterprises	—	1,209,783	—	1,209,783	—	805,945	—	805,945
Corporate debt securities and other debt securities	—	8,672	—	8,672	—	8,601	—	8,601
Total investment securities available for sale	$597,629	$9,191,033	$ —	$9,788,662	$471,813	$9,206,290	$ —	$9,678,103
Mortgage loans held for sale	$ —	$ 47,338	$ —	$ 47,338	$ —	$ 51,136	$ —	$ 51,136
Other investments	—	—	12,560	12,560	—	—	11,172	11,172
Mutual funds and mutual funds held in rabbi trusts	53,742	—	—	53,742	42,659	—	—	42,659
Derivative assets	—	94,903	—	94,903	—	89,815	—	89,815
Liabilities								
Securities sold short	$ 3,496	$ —	$ —	$ 3,496	$ 3,370	$ —	$ —	$ 3,370
Mutual fund held in rabbi trusts	38,735	—	—	38,735	27,944	—	—	27,944
Derivative liabilities[1]	—	259,650	—	259,650	—	339,227	—	339,227

(1) Excludes from Level 3 the Visa derivative of $589 thousand and $3.5 million at December 31, 2023 and 2022, respectively. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" in this Report for discussion of fair value accounting related to this in the Derivative Instruments section.

SYNOVUS FINANCIAL CORP. - Form 10-K 93

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Fair Value Option

Synovus has elected the fair value option for mortgage loans held for sale primarily to ease the operational burden required to maintain hedge accounting for these loans. Synovus is still able to achieve effective economic hedges on mortgage loans held for sale without the time and expense needed to manage a hedge accounting program.

The following table summarizes the difference between the fair value and the UPB of mortgage loans held for sale and the changes in fair value of these loans. An immaterial portion of these changes in fair value was attributable to instrument-specific credit risk.

(in thousands)	Years Ended December 31, 2023	2022	2021
Changes in fair value included in net income:			
Mortgage loans held for sale	$ 839	$ (1,541)	$ (3,942)
Mortgage loans held for sale:			
Fair value	47,338	51,136	108,198
Unpaid principal balance	45,627	50,264	105,785
Fair value less aggregate unpaid principal balance	**$ 1,711**	**$ 872**	**$ 2,413**

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

During 2023 and 2022, Synovus did not have any transfers in or out of Level 3 in the fair value hierarchy.

(in thousands)	Other Investments
Beginning balance at December 31, 2022	$ 11,172
Total gains (losses) realized/unrealized:	
Included in earnings	376
Additions	1,012
Ending balance at December 31, 2023	**$ 12,560**
Total net gains (losses) for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2023	$ 376

(in thousands)	Other Investments
Beginning balance at December 31, 2021	$ 12,185
Total gains (losses) realized/unrealized:	
Included in earnings	(7,201)
Additions	6,188
Ending balance at December 31, 2022	**$ 11,172**
Total net gains (losses) for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2022	$ (7,201)

The table below provides an overview of the valuation techniques and significant unobservable inputs used in those techniques to measure financial instruments that are classified within Level 3 of the valuation hierarchy and are measured at fair value on a recurring basis. The range of sensitivities that management utilized in its fair value calculations is deemed acceptable in the industry with respect to the identified financial instruments.

			December 31, 2023		December 31, 2022	
(dollars in thousands)	Valuation Technique	Significant Unobservable Input	Level 3 Fair Value	Rate/Range	Level 3 Fair Value	Rate/Range
Assets (liabilities) measured at fair value on a recurring basis						
Other investments	Individual analysis of each investee company	Multiple factors, including but not limited to, current operations, financial condition, cash flows, evaluation of business management and financial plans, and recently executed financing transactions related to the investee companies	$ 12,560	N/A	$11,172	N/A

94 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Assets (Liabilities) Measured at Fair Value on a Non-recurring Basis

Certain assets and liabilities are required to be measured at fair value on a non-recurring basis subsequent to their initial recognition. These assets and liabilities are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. The following table presents items measured at fair value on a non-recurring basis as of the dates indicated for which there was a fair value adjustment.

	December 31, 2023				December 31, 2022			
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans[(1)]	$ —	$ —	$ 54,616	$ 54,616	$ —	$ —	$ 19,410	$ 19,410
Other assets held for sale	—	—	—	—	—	—	7,548	7,548

	Years Ended December 31,		
(in thousands)	2023	2022	Location in Consolidated Statements of Income
Loans[(1)]	$ 32,503	$ 7,098	Provision for credit losses
Other assets held for sale	—	1,843	Other operating expense

(1) Collateral-dependent loans that are written down to fair value of collateral.

The table below provides an overview of the valuation techniques and significant unobservable inputs used in those techniques to measure financial instruments that are classified within Level 3 of the valuation hierarchy and are measured at fair value on a non-recurring basis.

			December 31, 2023	December 31, 2022
	Valuation Technique	Significant Unobservable Input	Range (Weighted Average)[(1)]	Range (Weighted Average)[(1)]
Assets (liabilities) measured at fair value on a non-recurring basis				
Loans	Third-party appraised value of collateral less estimated selling costs	Appraised value Estimated selling costs	0%-61% (30%) 0%-10% (7%)	0%-74% (21%) 0%-10% (7%)
Other assets held for sale	Third-party appraised value, contractual sales price, or BOV, as warranted, less estimated selling costs	Appraised value/contractual sales price Estimated selling costs	N/A	0%-35% (13%) 0%-10% (7%)

(1) The weighted average is the measure of central tendencies; it is not the value that management is using for the asset or liability.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 95

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Fair Value of Financial Instruments

The following table presents the carrying and estimated fair values of financial instruments at December 31, 2023 and 2022. The fair values represent management's best estimates based on a range of methodologies and assumptions. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" of this Report for a description of how fair value measurements are determined.

	December 31, 2023				
(in thousands)	**Carrying Value**	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Financial assets					
Total cash, cash equivalents, and restricted cash	$ 2,451,426	$ 2,451,426	$2,451,426	$ —	$ —
Trading securities	12,898	12,898	—	12,898	—
Investment securities available for sale	9,788,662	9,788,662	597,629	9,191,033	—
Loans held for sale	52,768	52,770	—	47,338	5,432
Other investments	12,560	12,560	—	—	12,560
Mutual funds and mutual funds held in rabbi trusts	53,742	53,742	53,742	—	—
Loans, net(1)	42,925,105	41,298,149	—	—	41,298,149
FRB and FHLB stock	184,944	184,944	—	184,944	—
Derivative assets	94,903	94,903	—	94,903	—
Financial liabilities					
Non-interest-bearing deposits	$ 12,507,616	$ 12,507,616	$ —	$ 12,507,616	$ —
Non-time interest-bearing deposits	27,449,088	27,449,088	—	27,449,088	—
Time deposits	10,782,481	10,769,002	—	10,769,002	—
Total deposits(2)	**$ 50,739,185**	**$ 50,725,706**	**$ —**	**$ 50,725,706**	**$ —**
Federal funds purchased and securities sold under repurchase agreements	189,074	189,074	189,074	—	—
Securities sold short	3,496	3,496	3,496	—	—
Long-term debt	1,932,534	1,939,604	—	1,939,604	—
Mutual fund held in rabbi trusts	38,735	38,735	38,735	—	—
Derivative liabilities(3)	259,650	259,650	—	259,650	—

(1) Synovus estimates the fair value of loans based on present value of the future cash flows using the interest rate that would be charged for a similar loan to a borrower with similar risk, adjusted for a discount based on the estimated time period to complete a sale transaction with a market participant.

(2) The fair value of deposits with no stated maturity, such as non-interest-bearing demand, interest bearing demand, money market, and savings accounts reflects the carrying amount which is payable on demand, as of the respective date, and may not align with other valuation methods or processes. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

(3) Excludes from Level 3 the Visa derivative of $589 thousand at December 31, 2023. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" in this Report for discussion of fair value accounting related to this in the Derivative Instruments section.

96 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	December 31, 2022				
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets					
Total cash, cash equivalents, and restricted cash	$ 1,977,780	$ 1,977,780	$1,977,780	$ —	$ —
Trading securities	8,295	8,295	—	8,295	—
Investment securities available for sale	9,678,103	9,678,103	471,813	9,206,290	—
Loans held for sale	391,502	391,085	—	51,136	339,949
Other investments	11,172	11,172	—	—	11,172
Mutual funds and mutual funds held in rabbi trusts	42,659	42,659	42,659	—	—
Loans, net[1]	43,272,929	42,192,295	—	—	42,192,295
FRB and FHLB stock	308,321	308,321	—	308,321	—
Derivative assets	89,815	89,815	—	89,815	—
Financial liabilities					
Non-interest-bearing deposits	$ 15,639,899	$ 15,639,899	$ —	$ 15,639,899	$ —
Non-time interest-bearing deposits	26,936,635	26,936,635	—	26,936,635	—
Time deposits	6,295,025	6,260,315	—	6,260,315	—
Total deposits[2]	$ 48,871,559	$ 48,836,849	$ —	$ 48,836,849	$ —
Federal funds purchased and securities sold under repurchase agreements	146,588	146,588	146,588	—	—
Securities sold short	3,370	3,370	3,370	—	—
Other short-term borrowings	600,014	600,014	—	600,014	—
Long-term debt	4,109,597	4,120,113	—	4,120,113	—
Mutual fund held in rabbi trusts	27,944	27,944	27,944	—	—
Derivative liabilities[3]	339,227	339,227	—	339,227	—

(1) Synovus estimates the fair value of loans based on present value of the future cash flows using the interest rate that would be charged for a similar loan to a borrower with similar risk, adjusted for a discount based on the estimated time period to complete a sale transaction with a market participant.

(2) The fair value of deposits with no stated maturity, such as non-interest-bearing demand, interest bearing demand, money market, and savings accounts reflects the carrying amount which is payable on demand, as of the respective date, and may not align with other valuation methods or processes. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

(3) Excludes from Level 3 the Visa derivative of $3.5 million at December 31, 2022. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" in this Report for discussion of fair value accounting related to this in the Derivative Instruments section.

Note 13 - Derivative Instruments

Synovus utilizes derivative instruments to manage its exposure to various types of interest rate risk, exposures related to liquidity and credit risk, and to facilitate client transactions. The primary types of derivative instruments utilized by Synovus consist of interest rate swaps, interest rate lock commitments made to prospective mortgage loan clients, commitments to sell fixed-rate mortgage loans, and foreign currency exchange forwards. Interest rate lock commitments represent derivative instruments since it is intended that such loans will be sold. Synovus also provides foreign currency exchange services, primarily forward contracts, with counterparties to allow commercial clients to mitigate exchange rate risk. Synovus covers its risk by entering into an offsetting foreign currency exchange forward contract. Synovus enters into risk participation agreements with financial institution counterparties where we are either a participant or a lead bank so that the risk of default on the interest rate swaps is shared. Synovus either pays or receives a fee depending on the participation type. Synovus is party to master netting arrangements with its dealer counterparties; however, Synovus does not offset assets and liabilities under these arrangements for financial statement presentation purposes. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" of this Report for additional information regarding accounting policies for derivatives.

Hedging Derivatives

Cash flow hedge relationships mitigate exposure to the variability of future cash flows or other forecasted transactions. Synovus has entered into interest rate swap contracts to manage overall cash flow changes related to interest rate risk exposure on index-based variable rate commercial loans. The contracts effectively modify Synovus' exposure to interest rate risk by utilizing receive fixed/pay index-based variable rate interest rate swaps.

For cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of accumulated other comprehensive income (loss), net of the tax impact, and subsequently reclassified into earnings when the hedged transaction affects earnings with the impacts recorded in the same income statement line item used to present the earnings effect of the hedged item. When a cash flow hedge relationship is discontinued but the hedged cash flows, or forecasted transactions, are still expected to occur, gains or losses that were accumulated in OCI are amortized into earnings over the same periods which the hedged transactions are still expected to affect earnings. If, however, it is probable the forecasted transactions will no longer occur, the remaining accumulated amounts in OCI for the impacted cash flow hedges are immediately recognized in earnings.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 97

Synovus recorded no unrealized gains (losses) during the year ended December 31, 2023 related to terminated cash flow hedges. Net unrealized gains (losses) of $(57.4) million, or $(43.4) million, after tax, in OCI were recorded during the year ended December 31, 2022 and $1.2 million, or $930 thousand, after-tax, in OCI, were recorded during the year ended December 31, 2021, related to terminated cash flow hedges, which are being recognized into earnings in conjunction with the effective terms of the original swaps through the third quarter of 2026. Synovus recognized pre-tax income (loss) of $(23.7) million, $3.8million, and $12.9million for the years ended December 31, 2023, 2022, and 2021, respectively, related to the amortization of terminated cash flow hedges. As of December 31, 2023, Synovus expects to reclassify into earnings approximately $117 million in pre-tax loss due to the receipt or payment of interest payments on all cash flow hedges within the next twelve months. Included in this amount is approximately $21 million in pre-tax loss related to the amortization of terminated cash flow hedges. As of December 31, 2023, the maximum length of time over which Synovus is hedging its exposure to the variability in future cash flows is through the first quarter of 2028. Fair value hedging relationships mitigate exposure to the change in fair value of an asset or liability. Synovus has entered into receive-fixed, pay-variable interest rate swap contracts to hedge the change in the fair value due to fluctuations in market interest rates for outstanding fixed-rate long-term debt and fixed rate term interest-bearing deposits. The changes in fair value of the fair value hedges are recorded through earnings with an offset against changes in the fair value of the hedged item within interest expense in the consolidated statements of income. All components of each derivative instrument’s gain (loss) are included in the assessment of hedge effectiveness. Derivatives not designated as hedges include those that are entered into as either economic hedges to facilitate client needs or as part of Synovus' overall risk management strategy. Economic hedges are those that do not qualify to be treated as a fair value hedge or cash flow hedge for accounting purposes but are necessary to economically manage the risk exposure associated with the assets and liabilities of Synovus. For derivative instruments that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately. Client Related Derivative Positions Synovus enters into interest rate swap agreements to facilitate the risk management strategies of certain commercial banking clients. Synovus typically mitigates this risk largely by entering into equal and offsetting interest rate swap agreements with highly rated counterparties. The interest rate swap agreements are free-standing derivatives and are recorded at fair value in other assets or other liabilities on Synovus' consolidated balance sheets. The credit risk to these clients is evaluated and included in the calculation of fair value. Fair value changes including credit-related adjustments are recorded as a component of capital markets income. Counterparty Credit Risk and Collateral Entering into derivative contracts potentially exposes Synovus to the risk of counterparties’ failure to fulfill their legal obligations, including, but not limited to, potential amounts due or payable under each derivative contract. Notional principal amounts are often used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. Synovus assesses the credit risk of its dealer counterparties by regularly monitoring publicly available credit rating information, evaluating other market indicators, and periodically reviewing detailed financials. Dealer collateral requirements are determined via risk-based policies and procedures and in accordance with existing agreements. Synovus seeks to minimize dealer credit risk by dealing with highly rated counterparties and by obtaining collateral for exposures above certain predetermined limits. Management closely monitors credit conditions within the client swap portfolio, which management deems to be of higher risk than dealer counterparties. Collateral is secured at origination and credit-related fair value adjustments are recorded against the asset value of the derivative as deemed necessary based upon an analysis, which includes consideration of the current asset value of the swap, client risk rating, collateral value, and client standing with regards to its swap contractual obligations and other related matters. Such asset values fluctuate based upon changes in interest rates regardless of changes in notional amounts and changes in client specific risk. Mortgage Derivatives Synovus originates first lien residential mortgage loans for sale into the secondary market. Mortgage loans are sold either individually or in a bulk sale by Synovus on a whole loan servicing-released basis to third-party servicing aggregators for potential conversion into mortgage-backed securities which can be traded in the secondary market or retained on their respective balance sheet. Synovus enters into interest rate lock commitments for residential mortgage loans which commits it to lend funds to a potential borrower at a specific interest rate and within a specified period of time. Interest rate lock commitments that relate to the origination of mortgage loans that, if originated, will be held for sale, are considered derivative financial instruments under applicable accounting guidance. Outstanding interest rate lock commitments expose Synovus to the risk that the price of themortgage loans underlying the commitmentsmay decline due to increases inmortgage interest rates from inception of the rate lock to the funding of the loan and the eventual commitment for sale into the secondary market. Forward commitments to sell primarily fixed-rate mortgage loans are entered into to reduce the exposure to market risk arising from potential changes in interest rates, which could affect the fair value of mortgage loans held for sale and outstanding interest rate lock commitments, which guarantee a certain interest rate if the loan is ultimately funded or granted by Synovus as a mortgage loan held for sale. The commitments to sell mortgage loans are at fixed prices and are scheduled to settle at specified dates that generally do not exceed 90 days. Collateral Requirements Certain derivative transactions have collateral requirements, both at the inception of the trade, and as the value of each derivative position changes. As of December 31, 2023 and 2022, Synovus had recorded the right to reclaim cash collateral of $69.7 million and $66.8 million, respectively. As of December 31, 2023 and 2022, Synovus had recorded the obligation to return cash collateral of $5.7 million and $7.7 million, respectively. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 98 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

For derivatives cleared through central clearing houses, the variation margin payments made are legally characterized as settlements of the derivatives. As a result, these variation margin payments are netted against the fair value of the respective derivative contracts on the consolidated balance sheets and related disclosures.

The following table reflects the estimated fair value of derivative instruments included in other assets and other liabilities on the consolidated balance sheets along with their respective notional amounts on a gross basis.

	December 31, 2023			December 31, 2022		
		Fair Value			Fair Value	
(in thousands)	Notional Amount	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives in cash flow hedging relationships:						
Interest rate contracts	$ 5,600,000	$ —	$ 7,527	$ 5,250,000	$ —	$ 8,286
Total derivatives designated as hedging instruments	$ —	$ 7,527	$ —	$ 8,286		
Derivatives in fair value hedging relationships:						
Interest rate contracts	$ 2,563,504	$ —	$ 12,891	$ 2,230,232	$ —	$ 8,093
Total fair value hedges	$ —	$ 12,891	$ —	$ 8,093		
Total derivatives designated as hedging instruments	$ —	$ 20,418	$ —	$ 16,379		
Derivatives not designated: as hedging instruments						
Interest rate contracts	$ 11,888,152	$ 94,208	$ 238,134	$ 10,276,754	$ 89,310	$ 322,329
Mortgage derivatives - interest rate lock commitments	40,642	695	—	50,218	350	—
Mortgage derivatives - forward commitments to sell fixed-rate mortgage loans	60,906	—	567	76,500	155	—
Risk participation agreements	732,682	—	3	635,891	—	3
Foreign exchange contracts	41,603	—	528	20,439	—	516
Visa derivative	—	—	589	—	—	3,453
Total derivatives not designated as hedging instruments		**$ 94,903**	**$ 239,821**		**$ 89,815**	**$ 326,301**

The following table presents the effect of hedging derivative instruments on the consolidated statements of income and the total amounts for the respective line item affected for the years ended December 31, 2023, 2022, and 2021.

	2023		
	Interest Income	Interest Expense	
(in thousands)	Loans, including fees	Deposits	Long-term debt
Total interest income/expense amounts presented in the consolidated statements of income	$2,684,762	$1,026,755	$180,670
Gain (loss) on cash flow hedging relationships:[1]			
Interest rate contracts:			
Realized gains (losses) reclassified from AOCI, pre-tax, to interest income on loans	$ (176,442)	$ —	$ —
Pre-tax income (loss) recognized on cash flow hedges	**$ (176,442)**	**$ —**	**$ —**
Gain (loss) on fair value hedging relationships:			
Amounts related to interest settlements and amortization on derivatives	$ —	$ (22,495)	$ (16,358)
Recognized on derivatives	—	8,711	5,986
Recognized on hedged items	—	(8,711)	(5,986)
Pre-tax income (loss) recognized on fair value hedges	**$ —**	**$ (22,495)**	**$ (16,358)**

SYNOVUS FINANCIAL CORP. - Form 10-K 99

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	2022		
	Interest Income	Interest Expense	
(in thousands)	Loans, including fees	Deposits	Long-term debt
Total interest income/expense amounts presented in the consolidated statements of income	$ 1,806,060	$ 187,232	$ 79,402
Gain (loss) on cash flow hedging relationships:[1]			
Interest rate contracts:			
Realized gains (losses) reclassified from AOCI, pre-tax, to interest income on loans	$ (24,057)	$ —	$ —
Pre-tax income (loss) recognized on cash flow hedges	**$ (24,057)**	**$ —**	**$ —**
Gain (loss) on fair value hedging relationships:			
Amounts related to interest settlements and amortization on derivatives	$ —	$ 1,516	$ (322)
Recognized on derivatives	—	(24,227)	(19,348)
Recognized on hedged items	—	24,227	19,348
Pre-tax income (loss) recognized on fair value hedges	**$ —**	**$ 1,516**	**$ (322)**

	2021		
	Interest Income	Interest Expense	
(in thousands)	Loans, including fees	Deposits	Long-term debt
Total interest income/expense amounts presented in the consolidated statements of income	$ 1,482,567	$ 74,919	$ 45,349
Gain (loss) on cash flow hedging relationships:[1]			
Interest rate contracts:			
Realized gains (losses) reclassified from AOCI, pre-tax, to interest income on loans	$ 12,862	$ —	$ —
Pre-tax income (loss) recognized on cash flow hedges	**$ 12,862**	**$ —**	**$ —**

(1) See "Part II - Item 8. Financial Statements and Supplementary Data - Note 9 - Shareholders' Equity and Other Comprehensive Income" in this Report for additional information.

The following table presents the carrying amount and associated cumulative basis adjustment related to the application of hedge accounting that is included in the carrying amount of the hedged assets/(liabilities) in fair value hedging relationships.

	December 31, 2023			December 31, 2022	
	Hedged Items Currently Designated		Hedged Items No Longer Designated	Hedged Items Currently Designated	
(in thousands)	Carrying Amount of Assets/ (Liabilities)		Hedge Accounting Basis Adjustment	Carrying Amount of Assets/ (Liabilities)	Hedge Accounting Basis Adjustment
Interest-bearing deposits	$ (2,013,504)	$ (8,711)	$ 1,267	$ (1,680,000)	$ 24,227
Long-term debt	(546,872)	(5,986)	9,638	(545,787)	19,348

During the year ended December 31, 2023, Synovus terminated fair value hedges related to interest-bearing deposits and long-term debt with carrying values of $150.0 million and $496.7 million, respectively. The remaining fair value basis adjustments on the terminated hedging relationships will be amortized into interest expense over the respective remaining terms.

The pre-tax effect of changes in fair value from derivative instruments not designated as hedging instruments on the consolidated statements of income for the years ended December 31, 2023, 2022, and 2021 is presented below.

		Gain (Loss) Recognized in Consolidated Statements of Income For The Years Ended December 31,		
(in thousands)	Location in Consolidated Statements of Income	2023	2022	2021
Derivatives not designated as hedging instruments:				
Interest rate contracts[1]	Capital markets income	$ 395	$ 1,570	$ 100
Mortgage derivatives - interest rate lock commitments	Mortgage banking income	345	(1,756)	(4,154)
Mortgage derivatives - forward commitments to sell fixed-rate mortgage loans	Mortgage banking income	(722)	277	1,489
Risk participation agreements	Capital markets income	—	33	269
Foreign exchange contracts	Capital markets income	(12)	(555)	39
Visa derivative	Other non-interest expense	(3,927)	(6,000)	(2,656)
Total derivatives not designated as hedging instruments		**$ (3,921)**	**$ (6,431)**	**$ (4,913)**

(1) Gain (loss) represents net fair value adjustments (including credit related adjustments) for client swaps.

100 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Note 14 - Commitments and Contingencies

In the normal course of business, Synovus enters into commitments to extend credit such as loan commitments and letters of credit to meet the financing needs of its clients. Synovus uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Synovus also has commitments to fund certain tax credits, CRA partnerships, and other investments.

The contractual amount of these financial instruments represents Synovus' maximum credit risk should the counterparty draw upon the commitment, and should the counterparty subsequently fail to perform according to the terms of the contract. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements. Additionally, certain commitments (primarily consumer) can generally be canceled by providing notice to the borrower.

The ACL associated with unfunded commitments and letters of credit is recorded within other liabilities on the consolidated balance sheets. At December 31, 2023, the ACL for unfunded commitments was $57.2 million, compared to a reserve of $57.5 million at December 31, 2022. Additionally, an immaterial amount of unearned fees relating to letters of credit are recorded within other liabilities on the consolidated balance sheets.

Synovus also invests in tax credit partnerships, CRA partnerships, including SBIC programs, and other investments. The SBIC is a program initiated by the SBA in 1958 to assist in the funding of small business loans.

	December 31,	
(in thousands)	**2023**	**2022**
Letters of credit[(1)]	$ 200,269	$ 220,622
Commitments to fund commercial and industrial loans	10,313,880	9,970,733
Commitments to fund commercial real estate, construction, and land development loans	2,496,656	3,629,531
Commitments under home equity lines of credit	2,135,120	2,156,641
Unused credit card lines	453,303	461,443
Other loan commitments	654,396	742,976
Total letters of credit and unfunded lending commitments	**$ 16,253,624**	**$ 17,181,946**
Tax credits, CRA partnerships, and other investments with a future funding commitment:		
Carrying amount included in other assets	$ 573,992	$ 488,944
Amount of future funding commitments	293,266	283,212
Permanent and short-term construction loans and letter of credit commitments[(2)]	205,659	177,998
Funded portion of permanent and short-term loans and letters of credit[(3)]	211,921	234,166

(1) Represent the contractual amount net of risk participations purchased of approximately $22.8 million and $25.7 million at December 31, 2023 and December 31, 2022, respectively.

(2) Represent the contractual amount net of risk participations of $9.7 million and $4.7 million at December 31, 2023 and December 31, 2022, respectively

(3) Represent the contractual amount net of risk participations of $4.0 million and $6.9 million at December 31, 2023 and December 31, 2022, respectively.

Merchant Services

In accordance with credit and debit card association rules, Synovus provides merchant processing services for clients with a contractual arrangement under which certain sales and processing support are provided through an outside merchant services provider with Synovus owning the merchant contract relationship. In addition, Synovus sponsors various third-party MPS businesses that process credit and debit card transactions on behalf of merchants. In connection with these services, a liability may arise in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. If the merchant defaults on its obligations, the cardholder, through its issuing bank, generally has until six months after the date of the transaction to present a chargeback to the MPS, which is primarily liable for any losses on covered transactions. However, if a sponsored MPS fails to meet its obligations, then Synovus, as the sponsor, could be held liable for the disputed amount. Synovus seeks to mitigate this risk through its contractual arrangements with the MPS and the merchants by withholding future settlements, retaining cash reserve accounts and/or obtaining other security. For the years ended December 31, 2023 and 2022, Synovus and the sponsored entities processed and settled $114.38 billion and $119.20 billion of transactions, respectively.

Beginning in August of 2023, one sponsored MPS experienced an unusual spike in chargebacks due to the bankruptcy of one of its merchants. Synovus agreed to advance funds to the MPS to cover chargebacks relating to this sponsored merchant, mitigating the additional risk contractually with an enhanced security interest in certain assets. As of December 31, 2023, Synovus had advanced $19.3 million to this MPS to cover these chargebacks but was fully repaid subsequent to December 31, 2023.

Synovus previously covered chargebacks for Qualpay when their cash reserve account was unavailable to support them. The remaining amount, net of reserves, included in other assets and classified in NPAs, was $15.3 million as of December 31, 2022. During the first quarter of 2023, Synovus received regulatory approval for the previously announced proposed strategic investment in Qualpay. Upon regulatory approval, Synovus wrote up the balance to the contractual amount due of $31.1 million by reversing a prior impairment charge of $2.7 million through non-interest expense and recognizing a recovery of $13.1 million in non-interest revenue. On June 1, 2023, the Qualpay acquisition closed, and the contractual amount due was settled. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 - Summary of Significant Accounting Policies" in this Report for additional discussion on Qualpay.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 101

Legal Proceedings Synovus and its subsidiaries are subject to various legal proceedings, claims, and disputes that arise in the ordinary course of its business. Additionally, in the ordinary course of business, Synovus and its subsidiaries are subject to regulatory and governmental examinations, information gathering requests, inquiries, and investigations. Synovus, like many other financial institutions, has been the target of legal actions and other proceedings asserting claims for damages and related relief for losses. These actions include, but are not limited to, mortgage loan and other loan put-back claims, claims and counterclaims asserted by individual borrowers related to their loans, allegations of violations of state and federal laws, and regulations relating to banking practices, including putative class action matters. In addition to actual damages, if Synovus does not prevail in such asserted legal actions, credit-related litigation could result in additional write-downs or charge-offs of assets, which could adversely affect Synovus' results of operations during the period in which the write-down or charge-off were to occur. At least quarterly, Synovus carefully examines and considers each legal matter using then available information, and, in those situations where Synovus determines that a particular legal matter presents loss contingencies that are both probable and reasonably estimable, Synovus establishes an appropriate reserve. An event is considered to be probable if the future event is likely to occur. In the absence of a determination that a loss contingency is both probable and reasonable estimable, no accrual is made. Once established, accruals are adjusted to reflect developments related to these matters. While the final outcome of any legal proceeding is inherently uncertain, based on the information currently available, advice of counsel, and available insurance coverage, management believes that the amounts accrued with respect to legal matters as of December 31, 2023 are adequate. In addition, where Synovus determines that there is a reasonable possibility of a loss in respect of legal matters, Synovus considers whether it is able to estimate the total reasonably possible loss or range of loss. Under GAAP, an event is ‘‘reasonably possible’’ if ‘‘the chance of the future event or events occurring is more than remote but less than likely,’’ and an event is ‘‘remote’’ if the ‘‘chance of the future event or events occurring is slight.’’ In many situations, Synovus may be unable to estimate reasonably possible losses due to the difficulty of predicting outcome of legal matters and the preliminary nature of the legal matters, as well as a variety of other factors and uncertainties. Those matters for which a meaningful estimate is not possible are not included within this estimated range and, therefore, this range does not represent our maximum loss exposure. For those legal matters where Synovus is able to estimate a range of reasonably possible losses, management currently estimates the aggregate range from our outstanding litigation is from zero to $10 million in excess of the amounts accrued, if any, related to those matters. This estimated aggregate range is based upon information currently available to Synovus, and the actual losses could prove to be lower or higher. As there are further developments in these legal matters, Synovus will reassess these matters, and the estimated range of reasonably possible losses may change as a result of this assessment. Based on Synovus' current knowledge and advice of counsel, management presently does not believe that the liabilities arising from these legal matters will have a material adverse effect on Synovus' consolidated financial condition, results of operations, or cash flows. However, in light of the significant uncertainties involved and the large or indeterminate damages sought in some of these matters, it is possible that the ultimate resolution of these legal matters could have a material adverse effect on Synovus' results of operations or financial condition for any particular period. Any estimate or determination relating to the future resolution of litigation, regulatory or governmental examinations, information gathering requests, inquiries, investigations, or similar matters is inherently uncertain and involves significant judgment. This is particularly true in the early stages of a legal matter, when legal issues and facts have not been well articulated, reviewed, analyzed, and vetted through discovery, preparation for trial or hearings, substantive and productive mediation or settlement discussions, or other actions. It is also particularly true with respect to class action and similar claims involving multiple defendants, matters with complex procedural requirements or substantive issues or novel legal theories, and examinations, investigations, and other actions conducted or brought by regulatory and governmental agencies, in which the normal adjudicative process is not applicable. Accordingly, we usually are unable to determine whether a favorable or unfavorable outcome is remote, reasonably likely, or probable, or to estimate the amount or range of a probable or reasonably likely loss, until relatively late in the course of a legal matter, sometimes not until a number of years have elapsed. Accordingly, our judgments and estimates relating to claims will change from time to time in light of developments, and actual outcomes will differ from our estimates. These differences may be material. Synovus intends to vigorously pursue all available defenses to these legal matters but will also consider other alternatives, including settlement, in situations where there is an opportunity to resolve such legal matters on terms that Synovus considers to be favorable, including in light of the continued expense and distraction of defending such legal matters. Synovusmaintains insurance coverage, which may be available to cover legal fees, or potential losses that might be incurred in connection with such legal matters. The above-noted estimated range of reasonably possible losses does not take into consideration insurance coverage which may or may not be available for the respective legal matters. Note 15 - Share-based Compensation and Other Employment Benefit Plans General Description of Share-based Plans Synovus has a long-term incentive plan under which the Compensation and Human Capital Committee of the Board of Directors has the authority to grant share-based awards to Synovus employees. The 2021 Omnibus Plan authorized 5.8 million common share equivalents available for grants. Any restricted share units that are forfeited and options that expire unexercised will again become available for issuance under the 2021 Omnibus Plan. At December 31, 2023, Synovus had a total of 4.3 million common share equivalents of its authorized but unissued common stock reserved for future grants under the 2021 Omnibus Plan. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 102 SYNOVUS FINANCIAL CORP. - Form 10-K

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Share-based Compensation Expense

Total share-based compensation expense recognized for 2023, 2022, and 2021 is presented in the following table by its classification within total non-interest expense.

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Salaries and other personnel expense	$ 30,610	$ 26,751	$ 26,957
Other operating expense	1,614	1,153	838
Total share-based compensation expense included in non-interest expense	**$ 32,224**	**$ 27,904**	**$ 27,795**

No share-based compensation costs have been capitalized for the years ended December 31, 2023, 2022, and 2021. As of December 31, 2023, total unrecognized compensation cost related to the unvested portion of share-based compensation arrangements involving shares of Synovus stock was $35.4 million. This cost is expected to be recognized over a weighted average remaining period of 1.81 years.

Stock Options

There were no stock option grants in 2023, 2022, or 2021.

A summary of stock option activity and changes during the years ended December 31, 2023, 2022, and 2021 is presented below.

Stock Options

	2023		2022		2021	
(in thousands, except per share data)	Quantity	Weighted-Average Exercise Price	Quantity	Weighted-Average Exercise Price	Quantity	Weighted-Average Exercise Price
Outstanding at beginning of year	1,113	$ 23.51	1,478	$ 22.71	2,401	$ 22.47
Options exercised	(697)	18.97	(365)	20.27	(923)	22.07
Options forfeited/expired/canceled	—	—	—	—	—	—
Options outstanding at end of year	**416**	**$ 31.13**	**1,113**	**$ 23.51**	**1,478**	**$ 22.71**
Options exercisable at end of year	**416**	**$ 31.13**	**1,113**	**$ 23.51**	**1,478**	**$ 22.71**

The aggregate intrinsic value for both outstanding and exercisable stock options at December 31, 2023 was $2.9 million with a weighted average remaining contractual life of 2.1 years. The intrinsic value of stock options exercised during the years ended December 31, 2023, 2022, and 2021 was $11.2 million, $10.0 million, and $21.3 million, respectively.

Restricted Share Units and Performance Share Units

Compensation expense is measured based on the grant date fair value of restricted share units and performance share units. The fair value of restricted share units and performance share units that do not contain market conditions is equal to the market price of common stock on the grant date. The fair value of performance share units, which include a market condition, was estimated on the date of grant using a Monte Carlo simulation model with the following weighted average assumptions:

	2023	2022	2021
Risk-free interest rate	4.38%	2.87%	2.87%
Expected stock price volatility	48.3	57.2	56.1
Simulation period	2.9 years	2.9 years	2.9 years

The stock price expected volatility was based on Synovus' annualized historical volatility for grants issued in 2023, 2022, and 2021. The Monte Carlo model estimates fair value based on 100,000 simulations of future share price using a theoretical model of stock price behavior.

Synovus granted performance share units, which included a market condition with respect to 50% of the award, to executive management during the years ended December 31, 2023, 2022, and 2021. The performance share units have a service-based vesting component, and the number of performance share units that will ultimately vest is based on plan-specific performance metrics.

A summary of restricted share units and performance share units outstanding and changes during the years ended December 31, 2023, 2022, and 2021 is presented below.

SYNOVUS FINANCIAL CORP. - *Form 10-K* 103

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	Restricted Share Units		Performance Share Units	
(in thousands, except per share data)	Quantity	Weighted-Average Grant Date Fair Value	Quantity	Weighted-Average Grant Date Fair Value
Outstanding at December 30, 2020	1,221	$ 34.50	439	$ 39.37
Granted	599	42.31	141	42.94
Vested	(482)	37.05	(58)	42.43
Forfeited	(93)	31.41	—	—
Outstanding at December 31, 2021	1,245	37.00	522	37.59
Granted	608	48.14	29	54.76
Vested	(571)	36.98	(45)	38.86
Forfeited	(58)	42.21	(34)	43.06
Outstanding at December 31, 2022	1,224	41.80	472	44.11
Granted	807	41.04	192	46.18
Vested	(654)	38.47	(170)	35.75
Forfeited	(84)	45.18	—	—
Outstanding at December 31, 2023	**1,293**	**$ 42.90**	**494**	**$ 47.16**

The total fair value of restricted share units vested during 2023, 2022, and 2021 was $26.1 million, $28.0 million, and $19.8 million, respectively. The total fair value of performance share units vested during 2023, 2022, and 2021 was $7.4 million, $2.2 million, and $2.4 million, respectively.

Other Employment Benefit Plans

For the years ended December 31, 2023, 2022, and 2021, Synovus provided a 100% matching contribution on the first 5% of eligible employee 401(k) contributions for a total annual contribution of $25.2 million, $23.0 million, and $21.5 million, respectively.

For the years ended December 31, 2023, 2022, and 2021, Synovus sponsored a stock purchase plan for directors and employees whereby Synovus made contributions equal to 15% of employee and director voluntary contributions, subject to certain maximum contribution limitations. The funds are used to purchase outstanding shares of Synovus common stock. Synovus recorded expense for contributions to these plans of $1.2 million in 2023 and $1.1 million in both 2022 and 2021.

Note 16 - Income Taxes

The components of income tax expense (benefit) included on the consolidated statements of income for the years ended December 31, 2023, 2022, and 2021 are presented below:

(in thousands)	2023	2022	2021
Current			
Federal	$ 107,445	$ 167,255	$ 153,911
State	29,739	28,152	29,982
Total current income tax expense	137,184	195,407	183,893
Deferred			
Federal	13,124	11,570	28,873
State	3,713	(702)	16,127
Total deferred income tax expense (benefit)	16,837	10,868	45,000
Total income tax expense	**$ 154,021**	**$ 206,275**	**$ 228,893**

104 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Income tax expense as shown on the consolidated statements of income differed from the federal statutory rate for the years ended December 31, 2023, 2022, and 2021. A reconciliation of the differences is presented below: Years Ended December 31, (dollars in thousands) 2023 2022 2021 Income tax expense at statutory federal income tax rate $ 146,194 $ 202,477 $ 207,765 Increase (decrease) resulting from: State income tax expense, net of federal income tax benefit 28,415 21,981 38,452 Tax credits and related benefits, net of amortization (as applicable) (21,037) (9,629) (8,717) Income not subject to tax (10,477) (9,346) (10,455) FDIC premiums 8,589 5,517 4,111 Executive compensation 3,575 2,152 1,096 Excess tax benefit from share-based compensation (1,416) (3,153) (3,084) Other, net 178 (3,724) (275) Total income tax expense $ 154,021 $ 206,275 $ 228,893 Effective tax rate 22.1% 21.4% 23.1% The components of the Company's deferred tax assets and liabilities at December 31, 2023 and 2022 are presented below: (in thousands) 2023 2022 Deferred tax assets Net unrealized losses on investment securities available for sale and cash flow hedges $ 348,712 $ 455,744 Allowance for credit losses 130,205 121,941 Lease liability 120,534 107,818 Employee benefits and deferred compensation 40,601 42,746 Net operating loss carryforwards 32,126 23,590 Tax credit carryforwards 15,532 14,553 FDIC Special Assessment 12,058 — Unrealized losses on fair value hedges 7,480 11,101 Non-performing loan interest 5,877 2,695 Miscellaneous accrued expenses 5,659 5,125 Fair value of investment securities and loans 1,422 2,019 Other 7,423 6,585 Total gross deferred tax assets 727,629 793,917 Less valuation allowance (26,184) (19,114) Total deferred tax assets 701,445 774,803 Deferred tax liabilities Right-of-use asset (114,529) (102,945) Purchase accounting intangibles (23,276) (15,224) Excess tax over financial statement depreciation (20,457) (23,762) Deferred loan costs (16,810) (15,901) Unrealized gain on hedged liabilities (7,480) (11,101) Prepaid expense (6,917) (4,947) Other properties held for sale (1,434) (2,828) Other (3,640) (2,778) Total gross deferred tax liabilities (194,543) (179,486) Net deferred tax asset $ 506,902 $ 595,317 Synovus believes the realization of net deferred tax assets (after valuation allowance) at December 31, 2023 is more likely than not based on its history of cumulative profitability as well as expectations of future taxable income, including reversals of taxable temporary differences, in the jurisdictions in which it operates. Synovus expects that a portion of its $32.1 million of federal and state NOLs as well as a portion of the $15.5 million of federal and state tax credit carryforwards, which have carryforward periods ending in tax years 2024 through 2043, will not be realized before their carryforward period lapses and the Company has accordingly established a valuation allowance in the amount of $26.2 million at December 31, 2023. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA SYNOVUS FINANCIAL CORP. - Form 10-K 105

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Federal and state NOLs and tax credit carryforwards as of December 31, 2023 are summarized in the following table on a tax effected basis.

Tax Carryforwards

	As of December 31, 2023			
(in thousands)	**Expiration Dates**	**Deferred Tax Asset, Before Valuation Allowance**	**Valuation Allowance**	**Net Deferred Tax Asset Balance**
Net operating losses - federal[(1)]	2027-2037	$ 25,240	$ (19,703)	$ 5,537
Net operating losses - states[(1)]	2027-2043	6,886	(5,316)	1,570
Tax credits - federal	2034-2041	460	(460)	—
Tax credits - states[(1)]	2024-2038	15,072	(705)	14,367

(1) Included in this balance are tax attributes that can be carried forward indefinitely and have no expiration date.

Synovus is subject to income taxation in the U. S. and various state and local taxing jurisdictions. Generally, Synovus is no longer subject to income tax examinations by the IRS for years before 2020 and by state and local income tax authorities for years before 2015. Although Synovus is unable to determine the ultimate outcome of current and future examinations, Synovus believes that the resolution of these examinations will not have a material effect on the consolidated financial statements.

A reconciliation of the beginning and ending amount of unrecognized income tax benefits is as follows (unrecognized state income tax benefits are not adjusted for the federal income tax impact).

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Balance at January 1,	$ 22,400	$ 25,104	$ 20,250
Additions based on income tax positions related to current year	719	649	3,754
Additions for income tax positions of prior years[(1)]	186	247	1,379
Reductions for income tax positions of prior years	(122)	(1,215)	(200)
Statute of limitation expirations	(871)	(2,002)	(79)
Settlements	—	(383)	—
Balance at December 31,	**$ 22,312**	**$ 22,400**	**$ 25,104**

(1) Includes deferred tax benefits that could reduce future tax liabilities.

Accrued interest and penalties related to unrecognized income tax benefits are recognized as a component of income tax expense, and totaled $4.8 million, $3.2 million, and $3.3 million as of December 31, 2023, 2022, and 2021, respectively. Unrecognized income tax benefits as of December 31, 2023, 2022, and 2021 that, if recognized, would affect the effective income tax rate totaled $22.5 million, $20.9 million and $23.5 million (net of the federal benefit on state income tax issues), respectively. It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, Synovus expects that $1.7 million of uncertain income tax positions will be either settled or resolved during the next twelve months.

Note 17 - Segment Reporting

Synovus' business segments are based on the products and services provided or the clients served and reflect the manner in which financial information is evaluated by the chief operating decision maker. Effective April 1, 2023, Synovus updated its internal management reporting structure to transfer Capital Markets activities and related personnel from the Financial Management Services segment to the Wholesale Banking segment. Accordingly, its operating segment reporting structure was also updated. Synovus has four major reportable business segments: Wholesale Banking, Community Banking, Consumer Banking, and Financial Management Services. The management accounting policies and processes utilized in compiling segment financial information are highly subjective and, unlike financial accounting, are not based on authoritative guidance similar to GAAP. As a result, reported segment results are not necessarily comparable with similar information reported by other financial institutions.

The Wholesale Banking business segment serves primarily larger corporate and governmental clients by providing commercial lending, deposit, and capital markets services through specialty teams including middle market, CRE, senior housing, premium finance, structured lending, asset-based lending, public finance, restaurant services, community investment capital, and capital markets.

The Community Banking business segment primarily serves small and medium-sized commercial clients as well as individual private wealth clients using a relationship-based approach. The commercial component of this segment focuses on locally owned and operated businesses. Private wealth services are delivered to the individuals operating the businesses as well as other individuals in the communities in which the Community Bank operates. A comprehensive set of banking products are offered to the client set, including a full suite of lending, payments, and depository products as well as financial planning services.

106 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consumer Banking business segment serves individual and small business clients through its branch and ATM network, in addition to digital and telephone channels. This segment provides individuals and small businesses with an array of comprehensive banking products and services, including depository accounts, credit and debit cards, payment solutions, goal-based planning, home equity and other consumer loans, and small business lending solutions.

The Financial Management Services business segment serves its clients by providing mortgage, trust services, professional portfolio management for fixed-income securities, securities underwriting and distribution, the execution of securities transactions as a broker/dealer, asset management, financial planning, and family office services, as well as the provision of individual investment advice on equity and other securities.

Functional activities such as treasury, technology, operations, marketing, finance, enterprise risk, legal, human resources, corporate communications, executive management, among others, are included in Treasury and Corporate Other. In addition, certain assets, liabilities, revenue, and expense not allocated or attributable to a particular business segment, such as Synovus' third-party consumer loans and loans held for sale, as well as CIB, are included in Treasury and Corporate Other.

Synovus uses a centralized FTP methodology to attribute appropriate net interest income to the business segments. The intent of the FTP methodology is to transfer interest rate risk from the business segments by providing matched duration funding of assets and liabilities. The result is to centralize the financial impact, management, and reporting of interest rate risk in the Treasury and Corporate Other function, where it can be centrally monitored and managed. Treasury and Corporate Other charges (credits) an internal cost of funds for assets held in (or pays for funding provided by) each business segment. The process for determining FTP is based on a number of factors and assumptions, including prevailing market interest rates, the expected lives of various assets and liabilities, and the Company's broader funding profile.

The following tables present certain financial information for each reportable business segment for the years ended December 31, 2023, 2022, and 2021 and as of December 31, 2023 and 2022. The application and development of management reporting methodologies is a dynamic process and is subject to periodic enhancements. As these enhancements are made, financial results presented by each reportable business segment may be periodically revised. Loan and deposit transfers occur from time to time between reportable business segments primarily to maintain the migration of clients and relationship managers between segments; however, prior period loan and deposit balances and any related net interest income and FTP are not adjusted for transfers. During the fourth quarter of 2023, $1.30 billion in deposits previously reported in the Treasury and Corporate Other segment were transferred to align with the management of the client relationships within the Financial Management Services segment.

During the year ended December 31, 2023, net losses of $76.7 million were recorded in the Treasury and Corporate Other segment primarily due to the strategic repositioning of the investment securities portfolio in the fourth quarter of 2023. Additionally, a $51.0 million expense was recorded in the Treasury and Corporate Other segment in the fourth quarter of 2023 as a result of an FDIC special assessment charge to certain banks to cover losses incurred by the Deposit Insurance Fund (DIF) due to bank failures in the first half of 2023. Synovus also recorded a $28.0 million loss for the $1.17 billion medical office buildings loans sale in the Wholesale Banking segment and a $22.1 million loss for the $421.7 million third-party consumer loans sale in the Treasury and Corporate Other segment during the year ended December 31, 2023. During the years ended December 31, 2022 and 2021, Treasury and Corporate Other's net interest income benefited from the recognition of PPP fees totaling $12.6 million, and $79.2 million, respectively.

	Year Ended December 31, 2023					
(in thousands)	**Wholesale Banking**	**Community Banking**	**Consumer Banking**	**Financial Management Services**	**Treasury and Corporate Other**	**Synovus Consolidated**
Net interest income	$ 806,399	$ 429,937	$ 614,338	$ 73,906	$ (107,925)	$ 1,816,655
Non-interest revenue	51,918	69,372	79,871	195,186	7,663	404,010
Non-interest expense	159,488	145,275	205,674	167,612	657,375	1,335,424
Pre-provision net revenue	**$ 698,829**	**$ 354,034**	**$ 488,535**	**$ 101,480**	**$ (757,637)**	**$ 885,241**

	Year Ended December 31, 2022					
(in thousands)	**Wholesale Banking**	**Community Banking**	**Consumer Banking**	**Financial Management Services**	**Treasury and Corporate Other**	**Synovus Consolidated**
Net interest income	$ 691,535	$ 412,660	$ 465,840	$ 69,539	$ 157,326	$ 1,796,900
Non-interest revenue	39,262	50,077	86,570	182,861	50,566	409,336
Non-interest expense	114,212	128,159	198,472	171,325	545,338	1,157,506
Pre-provision net revenue	**$ 616,585**	**$ 334,578**	**$ 353,938**	**$ 81,075**	**$ (337,446)**	**$ 1,048,730**

	Year Ended December 31, 2021					
(in thousands)	**Wholesale Banking**	**Community Banking**	**Consumer Banking**	**Financial Management Services**	**Treasury and Corporate Other**	**Synovus Consolidated**
Net interest income	$ 558,469	$ 399,261	$ 409,439	$ 78,647	$ 87,131	$ 1,532,947
Non-interest revenue	34,590	48,301	79,725	211,002	76,448	450,066
Non-interest expense	90,198	114,064	177,491	184,133	534,018	1,099,904
Pre-provision net revenue	**$ 502,861**	**$ 333,498**	**$ 311,673**	**$ 105,516**	**$ (370,439)**	**$ 883,109**

SYNOVUS FINANCIAL CORP. - *Form 10-K* 107

Part II
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	December 31, 2023					
(dollars in thousands)	Wholesale Banking	Community Banking	Consumer Banking	Financial Management Services	Treasury and Corporate Other	Synovus Consolidated
Loans, net of deferred fees and costs	$ 25,506,870	$ 7,966,794	$ 2,825,411	$ 5,374,280	$ 1,731,135	$ 43,404,490
Deposits	$ 13,847,833	$ 10,198,357	$ 18,698,298	$ 1,488,090	$ 6,506,607	$ 50,739,185
Full-time equivalent employees	**334**	**576**	**1,522**	**604**	**1,762**	**4,798**

	December 31, 2022					
(dollars in thousands)	Wholesale Banking	Community Banking	Consumer Banking	Financial Management Services	Treasury and Corporate Other	Synovus Consolidated
Loans, net of deferred fees and costs	$ 25,865,667	$ 8,138,606	$ 2,933,504	$ 5,157,014	$ 1,621,562	$ 43,716,353
Deposits	$ 12,942,732	$ 10,798,409	$ 18,561,521	$ 102,496	$ 6,466,401	$ 48,871,559
Full-time equivalent employees	**337**	**598**	**1,532**	**768**	**1,792**	**5,027**

Note 18 - Condensed Financial Information of Synovus Financial Corp. (Parent Company only)

Condensed Balance Sheets

	December 31,	
(in thousands)	2023	2022
Assets		
Cash due from bank subsidiary	$ 573,761	$ 517,235
Funds due from other depository institutions	4,839	7,250
Total cash, cash equivalents, and restricted cash	578,600	524,485
Investment in consolidated bank subsidiary, at equity	4,947,888	4,471,207
Investment in consolidated nonbank subsidiaries, at equity	114,932	92,349
Note receivable from bank subsidiary	100,000	100,000
Other assets	25,943	19,431
Total assets	**$ 5,767,363**	**$ 5,207,472**
Liabilities and Shareholders' Equity		
Liabilities:		
Long-term debt	$ 552,703	$ 644,490
Other liabilities	94,667	87,181
Total liabilities	647,370	731,671
Shareholders' equity:		
Preferred stock	537,145	537,145
Common stock	171,360	170,141
Additional paid-in capital	3,955,819	3,920,346
Treasury stock	(944,484)	(944,484)
Accumulated other comprehensive income (loss), net	(1,117,073)	(1,442,117)
Retained earnings	2,517,226	2,234,770
Total shareholders' equity	5,119,993	4,475,801
Total liabilities and shareholders' equity	**$ 5,767,363**	**$ 5,207,472**

108 SYNOVUS FINANCIAL CORP. - *Form 10-K*

Condensed Statements of Income Years Ended December 31, (in thousands) 2023 2022 2021 Income Cash dividends received from subsidiaries $ 435,000 $ 350,000 $ 420,000 Interest income 6,129 1,841 777 Other income (loss) (101) (7,203) 1,070 Total income 441,028 344,638 421,847 Expense Interest expense 36,849 34,154 27,616 Other expense 12,494 17,804 10,300 Total expense 49,343 51,958 37,916 Income before income taxes and equity in undistributed income of subsidiaries 391,685 292,680 383,931 Allocated income tax benefit (10,026) (16,667) (7,834) Income before equity in undistributed income of subsidiaries 401,711 309,347 391,765 Equity in undistributed income (loss) of subsidiaries 141,994 448,555 368,702 Net income 543,705 757,902 760,467 Dividends on preferred stock 35,950 33,163 33,163 Net income available to common shareholders $ 507,755 $ 724,739 $ 727,304 Condensed Statements of Comprehensive Income Years Ended December 31, 2023 2022 2021 (in thousands) Net of Tax Amount Net of Tax Amount Net of Tax Amount Net income $ 543,705 $ 757,902 $ 760,467 Other comprehensive gain (loss) of bank subsidiary 325,044 (1,359,796) (240,956) Other comprehensive income (loss) 325,044 (1,359,796) (240,956) Comprehensive income (loss) $ 868,749 $ (601,894) $ 519,511 Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA SYNOVUS FINANCIAL CORP. - Form 10-K 109

Condensed Statements of Cash Flows Years Ended December 31, (in thousands) 2023 2022 2021 Operating Activities Net income $ 543,705 $ 757,902 $ 760,467 Adjustments to reconcile net income to net cash provided by (used in) operating activities: Equity in undistributed (income) loss of subsidiaries (141,994) (448,555) (368,702) Deferred income tax expense (benefit) 433 143 (7,296) Net increase (decrease) in other liabilities 4,849 3,233 (2,082) Net (increase) decrease in other assets (4,676) 8,022 5,280 Other, net 1,616 825 928 Net cash provided by (used in) operating activities 403,933 321,570 388,595 Investing Activities Increase in other investments (774) (1,027) (10,000) Net cash provided by (used in) investing activities (774) (1,027) (10,000) Financing Activities Dividends paid to common and preferred shareholders (252,011) (229,311) (227,840) Repurchase of common stock — (12,987) (199,932) Repayments and redemption of long-term debt (97,033) (300,000) — Proceeds from issuance of long-term debt, net — 347,892 — Other — — (1,104) Net cash provided by (used in) financing activities (349,044) (194,406) (428,876) Increase (decrease) in cash, cash equivalents, and restricted cash 54,115 126,137 (50,281) Cash, cash equivalents, and restricted cash at beginning of year 524,485 398,348 448,629 Cash, cash equivalents, and restricted cash at end of year $ 578,600 $ 524,485 $ 398,348 See accompanying notes to the audited consolidated financial statements. Note 19 - Subsequent Event The Company announced on January 18, 2024 that its Board of Directors authorized share repurchases of up to $300 million of common stock and $50 million of preferred stock in 2024. Subsequent to year-end, through February 20, 2024, Synovus repurchased $29.9 million, or 800 thousand shares, of common stock via open market transactions. Part II ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 110 SYNOVUS FINANCIAL CORP. - Form 10-K

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE NONE. ITEM 9A. CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures. In connection with the preparation of this Annual Report on Form 10-K, an evaluation was carried out by Synovus' management, with the participation of Synovus' Chief Executive Officer and Chief Financial Officer, of the effectiveness of Synovus' disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act)). Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on that evaluation, Synovus' Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, Synovus' disclosure controls and procedures were effective. Synovus regularly engages in productivity and efficiency initiatives to streamline operations, reduce expenses, and increase revenue. Additionally, investment in new and updated information technology systems has enhanced information gathering and processing capabilities, and allowed management to operate in a more centralized environment for critical processing and monitoring functions. Management of Synovus is responsible for identifying, documenting, and evaluating the adequacy of the design and operation of the controls implemented during each process change described above. There have been nomaterial changes in Synovus' internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, Synovus' internal control over financial reporting. Management's Report on Internal Control Over Financial Reporting.Management of Synovus is responsible for establishing andmaintaining effective internal control over financial reporting for Synovus Financial Corp. and its subsidiaries (‘‘we’’ and ‘‘our’’), as that term is defined in Exchange Act Rules 13a-15(f). Synovus conducted an evaluation of the effectiveness of our internal control over Synovus' financial reporting as of December 31, 2023 based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, we concluded that our internal control over financial reporting is effective as of December 31, 2023. KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report and has issued a report on the effectiveness of our internal control over financial reporting, and this report is included in ‘‘Part II - Item 8. Financial Statements and Supplementary Data’’ of this Report. Changes in Internal Control Over Financial Reporting.No change in our internal control over financial reporting occurred during the fiscal quarter ended December 31, 2023 covered by this Report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. /s/ Kevin S. Blair /s/ Andrew J. Gregory, Jr. Kevin S. Blair Andrew J. Gregory, Jr. Chairman of the Board, Chief Executive Officer, and President Executive Vice President and Chief Financial Officer February 23, 2024 February 23, 2024 ITEM 9B. OTHER INFORMATION NONE. ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS NOT APPLICABLE. Part II ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE SYNOVUS FINANCIAL CORP. - Form 10-K 111

Part III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE Information included under the following captions in our Proxy Statement is incorporated in this document by reference: • ‘‘PROPOSALS TO BE VOTED ON’’ - ‘‘PROPOSAL 1: ELECTION OF 11 DIRECTORS’’; • ‘‘EXECUTIVE OFFICERS’’; • ‘‘DELINQUENT SECTION 16(a) REPORTS’’; and • ‘‘CORPORATE GOVERNANCE AND BOARD MATTERS’’ - ‘‘Consideration of Director Candidates - Shareholder Candidates’’ and ‘‘Committees of the Board’’ - ‘‘Audit Committee.’’ We have a Code of Business Conduct and Ethics that applies to all directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer. You can find our Code of Business Conduct and Ethics in the Corporate Governance section of our website at investor.synovus.com. We will post any amendments to the Code of Business Conduct and Ethics and any waivers that are required to be disclosed by the rules of either the SEC or the NYSE in the Corporate Governance section of our website. Because our common stock is listed on the NYSE, our chief executive officer is required to make, and he has made, an annual certification to the NYSE stating that he was not aware of any violation by us of the corporate governance listing standards of the NYSE. Our chief executive officer made his annual certification to that effect to the NYSE as of May 2, 2023. In addition, we have filed, as exhibits to this Annual Report, the certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002. ITEM 11. EXECUTIVE COMPENSATION Information included under the following captions in our Proxy Statement is incorporated in this document by reference: • ‘‘DIRECTOR COMPENSATION,’’ • ‘‘EXECUTIVE COMPENSATION’’ - ‘‘Compensation Discussion and Analysis,’’ ‘‘Compensation and Human Capital Committee Report,’’ ‘‘Summary Compensation Table’’ and the compensation tables and related information which follow the Summary Compensation Table; and • ‘‘CORPORATE GOVERNANCE AND BOARDMATTERS’’ - ‘‘Committees of the Board’’ - ‘‘Compensation and Human Capital Committee Interlocks and Insider Participation.’’ The information included under the heading ‘‘Compensation and Human Capital Committee Report’’ in our Proxy Statement is incorporated herein by reference; however, this information shall not be deemed to be ‘‘solicitingmaterial’’ or to be ‘‘filed’’ with the Commission or subject to regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS Information pertaining to equity compensation plans is contained in ‘‘Part II - Item 8. Financial Statements and Supplementary Data - Note 15 - Share-based Compensation and Other Employment Benefit Plans’’ of this Report and are incorporated herein by reference. Information included under the following captions in our Proxy Statement is incorporated in this document by reference: • ‘‘STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS,’’ and • ‘‘PRINCIPAL SHAREHOLDERS.’’ 112 SYNOVUS FINANCIAL CORP. - Form 10-K

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE Information included under the following captions in our Proxy Statement is incorporated in this document by reference: • ‘‘CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS;’’ and • ‘‘CORPORATE GOVERNANCE AND BOARD MATTERS’’ - ‘‘Independence.’’ ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES Our independent registered public accounting firm is KPMG LLP, Atlanta, GA, Auditor Firm ID: 185. Information included under the following captions in our Proxy Statement is incorporated in this document by reference: • ‘‘AUDIT COMMITTEE REPORT’’ - ‘‘KPMG LLP Fees and Services’’ (excluding the information under the main caption ‘‘AUDIT COMMITTEE REPORT’’); and • ‘‘AUDIT COMMITTEE REPORT’’ - ‘‘Policy on Audit Committee Pre-Approval.’’ Part III ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE SYNOVUS FINANCIAL CORP. - Form 10-K 113

Part IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a) 1. Financial Statements The following consolidated financial statements of Synovus and our subsidiaries and related reports of Synovus' independent registered public accounting firm are incorporated in this Item 15 by reference from ‘‘Part II - Item 8. Financial Statements and Supplementary Data’’ of this Report. Consolidated Balance Sheets as of December 31, 2023 and 2022 Consolidated Statements of Income for the Years ended December 31, 2023, 2022, and 2021 Consolidated Statements of Changes in Shareholders' Equity andComprehensive Income for the Years EndedDecember 31, 2023, 2022, and 2021 Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022, and 2021 Notes to Consolidated Financial Statements Report of Independent Registered Public Accounting Firm (on consolidated financial statements) Report of Independent Registered Public Accounting Firm (on the effectiveness of internal control over financial reporting) Management's Report on Internal Control Over Financial Reporting is incorporated by reference from ‘‘Part II - Item 9A. Controls and Procedures’’ of this Report. 2. Financial Statement Schedules None are applicable because the required information has been incorporated in the consolidated financial statements and notes thereto of Synovus and our subsidiaries which are incorporated in this Report by reference. 3. Exhibits The following exhibits are filed herewith or are incorporated to other documents previously filed with the SEC. With the exception of those portions of the Proxy Statement that are expressly incorporated by reference in this Report, such documents are not to be deemed filed as part of this Report. Exhibit Number Description 3.1 Restated Articles of Incorporation of Synovus, incorporated by reference to Exhibit 3.1 of Synovus' Current Report on Form 8-K dated April 22, 2020, as filed with the SEC on April 24, 2020. 3.2 Restated Bylaws of Synovus, incorporated by reference to Exhibit 3.2 of Synovus' Current Report on Form 8-K dated April 22, 2020, as filed with the SEC on April 24, 2020. 4.1 Specimen physical stock certificate of Synovus, incorporated by reference to Exhibit 4.1 to Synovus' Current Report on Form 8-K dated May 19, 2014, as filed with SEC on May 19, 2014. 4.2 Specimen stock certificate for Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, incorporated by reference to Exhibit 4.1 of Synovus' Current Report on Form 8-K dated June 20, 2018, as filed with the SEC on June 21, 2018. 4.3 Specimen stock certificate for Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series E, incorporated by reference to Exhibit 4.1 of Synovus' Current Report on Form 8-K dated July1, 2019, as filed with the SEC on July 1, 2019. 4.4 Description of Synovus' securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, incorporated by reference to Exhibit 4.4 of Synovus' Annual Report on Form 10-K for the period ended December 31, 2020, as filed with the SEC on March 1, 2021. 4.5 Indenture, dated as of June 20, 2005, between Synovus Financial Corp. and The Bank of New York Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 of Synovus' Registration Statement on Form S-4 (No. 333-126767), as filed with the SEC on July 21, 2005. 4.6 Senior Notes Indenture, dated as of February 13, 2012, between Synovus Financial Corp. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 of Synovus' Current Report on Form 8-K dated February 8, 2012, as filed with the SEC on February 13, 2012. 4.7 Subordinated Indenture, dated as of December 7, 2015, between Synovus Financial Corp. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 of Synovus' Current Report on Form 8-K dated December 2, 2015, as filed with the SEC on December 7, 2015. 114 SYNOVUS FINANCIAL CORP. - Form 10-K

Exhibit Number Description 4.8. First Supplemental Indenture, dated as of December 7, 2015, between Synovus Financial Corp. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 of Synovus' Current Report on Form 8-K dated December 2, 2015, as filed with the SEC on December 7, 2015 4.9 Second Supplemental Indenture, dated as of February 7, 2019, between Synovus Financial Corp. and The Bank of New York Mellon Trust Company, N.A., as trustee (which includes the 5.900% Fixed-to-Fixed Rate Subordinated Note), incorporated by reference to Exhibit 4.1 of Synovus' Current Report on Form 8-K dated February 7, 2019, as filed with the SEC on February 7, 2019. 4.10 4.000% Fixed-to-Fixed Rate Subordinated Bank Note, incorporated by reference to Exhibit 4.1 of Synovus' Current Report on Form 8-K dated October 29, 2020, as filed with the SEC on October 29, 2020. 4.11 5.200% Senior Note due 2025, incorporated by reference to Exhibit 4.2 of Synovus' Current Report on Form 8-K dated August 11, 2022, as filed with the SEC on August 11, 2022. 4.12. 5.625% Senior Bank Notes due 2028, incorporated by reference to Exhibit 4.1 of Synovus’ Current Report on Form 8-K dated February 16, 2023, as filed with the SEC on February 16, 2023 10.1 Amended and Restated Synovus Financial Corp. Directors' Deferred Compensation Plan, incorporated by reference to Exhibit 10.2 of Synovus' Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as filed with the SEC on August 8, 2008.* 10.2 First Amendment to Synovus Financial Corp. Directors' Deferred Compensation Plan, incorporated by reference to Exhibit 10.1 of Synovus' Quarterly Report on Form 10-Q for quarter ended September 30, 2021, as filed with the SEC on November 3, 2021.* 10.3 Synovus Financial Corp. Executive Salary Contribution Death Benefit Plan, incorporated by reference to Exhibit 10.1 of Synovus' Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed with the SEC on August 10, 2009.* 10.4 Third Amended and Restated Synovus Financial Corp. Deferred Compensation Plan, incorporated by reference to Exhibit 10.15 of Synovus' Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC onMarch 1, 2013.* 10.5 Amendment No. 1 to Third Amended and Restated Synovus Deferred Compensation Plan, incorporated by reference to Exhibit 10.1 of Synovus' Quarterly Report on Form 10-Q for the period ended June 30, 2017, as filed with the SEC on August 4, 2017.* 10.6 Amendment No. 2 to Third Amended and Restated Synovus Deferred Compensation Plan, incorporated by reference to Exhibit 10.44 of Synovus' Annual Report on Form 10-K for the period ended December 31, 2019, as filed with the SEC on March 2, 2020.* 10.7 Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.18 of Synovus' Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the SEC on February 27, 2017.* 10.8 Amendment No. 1 to the Synovus Financial Corp. 2013 Omnibus Plan dated February 9, 2017, incorporated by reference to Exhibit 10.19 of Synovus' Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the SEC on February 27, 2017.* 10.9 Amendment No. 2 to the Synovus Financial Corp. 2013 Omnibus Plan dated October 23, 2023.* 10.10 Form of Stock Option Agreement for the stock option awards under the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.3 to Synovus' Current Report on Form 8-K dated June 18, 2013, as filed with the SEC on June 20, 2013.* 10.11 Form of Performance Stock Unit Agreement for performance-based restricted stock awards under the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.2 of Synovus' Current Report on Form 8-K dated January 22, 2014, as filed with the SEC on January 24, 2014.* 10.12 Form of Revised Performance Stock Unit Agreement for performance-based restricted stock awards under the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.1 of Synovus' Current Report on Form 8-K dated February 11, 2016, as filed with the SEC on February 18, 2016.* 10.13 Form of Revised Performance Stock Unit Agreement for performance-based restricted stock awards under the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.35 of Synovus' Annual Report on Form 10-K for the period ended December 31, 2017, as filed with the SEC on February 28, 2018.* 10.14 Form of Market Restricted Stock Unit Agreement for market restricted stock awards under the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.1 of Synovus' Current Report on Form 8-K dated December 11, 2013, as filed with the SEC on December 13, 2013.* 10.15 Form of 2014 Market Restricted Stock Unit Agreement for market restricted stock awards under the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.3 of Synovus' Current Report on Form 8-K dated January 22, 2014, as filed with the SEC on January 24, 2014.* 10.16 Form of RevisedMarket Restricted Stock Unit Agreement for market restricted stock awards under the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.2 of Synovus' Current Report on Form 8-K dated February 11, 2016, as filed with the SEC on February 18, 2016.* 10.17 Form of RevisedMarket Restricted Stock Unit Agreement for market restricted stock awards under the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.36 of Synovus' Annual Report on Form 10-K for the period ended December 31, 2017, as filed with the SEC on February 28, 2018.* Part IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES SYNOVUS FINANCIAL CORP. - Form 10-K 115

Exhibit Number Description 10.18 Form of Restricted Stock Unit Agreement for restricted stock awards under the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.2 to Synovus' Current Report on Form 8-K dated June 18, 2013, as filed with the SEC on June 20, 2013.* 10.19 Form of Revised Restricted Stock Unit Agreement for restricted stock awards under the Synovus Financial Corp. 2013Omnibus Plan, incorporated by reference to Exhibit 10.37 of Synovus' Annual Report on Form 10-K for the period ended December 31, 2017, as filed with the SEC on February 28, 2018.* 10.20 Form of Director Restricted Stock Unit Agreement for the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.4 to Synovus' Current Report on Form 8-K dated June 18, 2013, as filed with the SEC on June 20, 2013.* 10.21 Form of Cash-Settled Restricted Stock Unit Agreement for cash-settled restricted stock awards under the Synovus Financial Corp. 2013 Omnibus Plan, incorporated by reference to Exhibit 10.46 to Synovus' Annual Report on Form 10-K for the period ended December 31, 2020, as filed with the SEC on March 1, 2021.* 10.22 Bond Street Holdings, LLC 2009 Stock Option Plan, incorporated by reference to Exhibit 10.1 of FCB's Registration Statement on Form S-1 (No. 333-196935), as filed with the SEC on June 20, 2014.* 10.23 Bond Street Holdings, LLC 2013 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 of FCB's Registration Statement on Form S-1 (No. 333-196935), as filed with the SEC on June 20, 2014.* 10.24 FCB 2016 Stock Incentive Plan, incorporated by reference to Exhibit A of the FCB Proxy Statement for the 2016 Annual Meeting of Stockholders on Schedule 14A, as filed with the SEC on April 5, 2016.* 10.25 First Amendment to the FCB 2016 Stock Incentive Plan, incorporated by reference to Item 8.01 of FCB's Current Report on Form 8-K dated May 5, 2016, as filed with the SEC on May 5, 2016.* 10.26 Form of Incentive Stock Option Grant Agreement, incorporated by reference to Exhibit 10.3 of FCB's Registration Statement on Form S-1 (No. 333-196935), as filed with the SEC on June 20, 2014.* 10.27 Form of FCB RSU Agreement, incorporated by reference to Exhibit 10.4 of FCB's Registration Statement on Form S-1/A (No. 333-196935), as filed with the SEC on July 22, 2014.* 10.28 Form of Indemnification Agreement for directors and executive officers of Synovus, incorporated by reference to Exhibit 10.1 of Synovus' Current Report on Form 8-K dated July 26, 2007, as filed with the SEC on July 26, 2007.* 10.29 Form of Change of Control Agreement for executive officers, incorporated by reference to Exhibit 10.1 of Synovus' Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as filed with the SEC on August 8, 2008.* 10.30 Form of Change of Control Agreement for executive officers, incorporated by reference to Exhibit 10.17 of Synovus' Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the SEC on February 28, 2014.* 10.31 Synovus Financial Corp. Amended and Restated Discretionary Clawback Policy, incorporated by reference to Exhibit 10.30 of Synovus' Annual Report on Form 10-K for the period ended December 31, 2018, as filed with the SEC on February 28, 2019.* 10.32 Form of Confidentiality and Nonsolicitation Agreement for executive officers of Synovus, incorporated by reference to Exhibit 10.43 of Synovus' Annual Report on Form 10-K for the period ended December 31, 2019, as filed with the SEC on March 2, 2020.* 10.33 Synovus Financial Corp. 2021 Omnibus Plan, incorporated by reference to Exhibit 10.2 of Synovus' Quarterly Report on Form 10-Q for the period ended March 31, 2021, as filed with the SEC on May 6, 2021.* 10.34 Amendment No. 1 to the Synovus Financial Corp. 2021 Omnibus Plan dated October 23, 2023.* 10.35 Synovus Financial Corp. 2021 Director Stock Purchase Plan, incorporated by reference to Exhibit 10.3 of Synovus' Quarterly Report on Form 10-Q for the period ended March 31, 2021, as filed with the SEC on May 6, 2021.* 10.36 Synovus Financial Corp. 2021 Employee Stock Purchase Plan, incorporated by reference to Exhibit 10.4 of Synovus' Quarterly Report on Form 10-Q for the period ended March 31, 2021, as filed with the SEC on May 6, 2021.* 10.37 Form of Director Restricted Stock Unit Agreement for restricted stock awards to directors under the Synovus Financial Corp. 2021 Omnibus Plan, incorporated by reference to Exhibit 10.5 of Synovus' Quarterly Report on Form 10-Q for the period ended March 31, 2021, as filed with the SEC on May 6, 2021.* 10.38 Form of Restricted Stock Unit Agreement for restricted stock awards under the Synovus Financial Corp. 2021 Omnibus Plan, incorporated by reference to Exhibit 10.48 of Synovus' Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed with the SEC on February 25, 2022.* 10.39 Form of Revised Restricted Stock Unit Agreement for restricted stock awards under the Synovus Financial Corp. 2021Omnibus Plan, incorporated by reference to Exhibit 10.47 of Synovus' Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on February 24, 2023.* 10.40 Form of Cash-Settled Restricted Stock Unit Agreement for cash-settled restricted stock awards under the Synovus Financial Corp. 2021 Omnibus Plan, incorporated by reference to Exhibit 10.49 of Synovus' Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed with the SEC on February 25, 2022.* 10.41 Form of Performance Stock Unit Agreement for performance-based restricted stock awards under the Synovus Financial Corp. 2021 Omnibus Plan, incorporated by reference to Exhibit 10.50 of Synovus' Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed with the SEC on February 25, 2022.* Part IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES 116 SYNOVUS FINANCIAL CORP. - Form 10-K

Exhibit Number Description 10.42 Form of Revised Cash-Settled Restricted Stock Unit Agreement for cash-settled restricted stock awards under the Synovus Financial Corp. 2021 Omnibus Plan, incorporated by reference to Exhibit 10.50 of Synovus' Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on February 24, 2023.* 10.43 Form of Revised Cash-Settled Restricted Stock Unit Agreement for cash-settled restricted stock awards under the Synovus Financial Corp. 2021 Omnibus Plan.* 10.44 Form of Revised Restricted Stock Unit Agreement for restricted stock awards under the Synovus Financial Corp. 2021Omnibus Plan.* 14 Code of Business Conduct and Ethics. 21.1 Subsidiaries of Synovus Financial Corp. 23.1 Consent of Independent Registered Public Accounting Firm. 24.1 Powers of Attorney contained on the signature pages of this 2023 Annual Report on Form 10-K and incorporated herein by reference. 31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97 Synovus Financial Corp. Mandatory Clawback Policy.* 101 Interactive Data File 104 Cover Page Interactive Data File (formatted as inline XBRL and included in Exhibit 101). * Indicates management contracts and compensatory plans and arrangements. (b) Exhibits See the response to Item 15(a)(3) above. (c) Financial Statement Schedules See the response to Item 15(a)(2) above. ITEM 16. FORM 10-K SUMMARY NONE. Part IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES SYNOVUS FINANCIAL CORP. - Form 10-K 117

Part IV
SIGNATURES

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Synovus Financial Corp. has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNOVUS FINANCIAL CORP.

Date: February 23, 2024

By: /s/ Kevin S. Blair
Kevin S. Blair
Chairman of the Board, Chief Executive Officer, and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin S. Blair. and Andrew J. Gregory, Jr. and each of them, his or her true and lawful attorney(s)-in-fact and agent(s), with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this report and to file the same, with all exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or their substitute(s), may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kevin S. Blair **Kevin S. Blair**	*Chairman of the Board, Chief Executive Officer, and President (Principal Executive Officer)*	February 23, 2024
/s/ Andrew J. Gregory, Jr. **Andrew J. Gregory, Jr.**	*Executive Vice President and Chief Financial Officer (Principal Financial Officer)*	February 23, 2024
/s/ Jill K. Hurley **Jill K. Hurley**	*Chief Accounting Officer and Controller (Principal Accounting Officer)*	February 23, 2024
/s/ Stacy Apter **Stacy Apter**	*Director*	February 23, 2024
/s/ Tim. E. Bentsen **Tim E. Bentsen**	*Director*	February 23, 2024
/s/ Pedro Cherry **Pedro Cherry**	*Director*	February 23, 2024
/s/ John H. Irby **John H. Irby**	*Director*	February 23, 2024
/s/ Diana M. Murphy **Diana Murphy**	*Director*	February 23, 2024
/s/ Harris Pastides **Harris Pastides**	*Director*	February 23, 2024
/s/ John Stallworth **John Stallworth**	*Director*	February 23, 2024
/s/ Barry L. Storey **Barry L. Storey**	*Director*	February 23, 2024
/s/ Alexandra Villoch **Alexandra Villoch**	*Director*	February 23, 2024
/s/ Teresa White **Teresa White**	*Director*	February 23, 2024

118 **SYNOVUS FINANCIAL CORP.** - *Form 10-K*

Our purpose Enabling people to reach their full potential Shareholder Information Synovus Financial Corp. is a financial services company based in Columbus, Georgia, with approximately $60 billion in assets. Through its wholly-owned subsidiary, Synovus Bank, the company provides commercial and consumer banking services, including private banking, treasury management, mortgage services, wealth management, premium finance, asset-based lending, structured lending, capital markets and international banking. Synovus also provides financial planning and investment advisory services through its wholly-owned subsidiaries, Synovus Trust and Synovus Securities. Synovus’ range of products and services, along with its industry-leading reputation and focus on local communities, make the company a compelling choice for clients in some of the best markets in the southeast. See Synovus on the web at synovus.com and X (formerly Twitter), Facebook, LinkedIn and Instagram. Stock Trading Information Synovus common stock is traded on the New York Stock Exchange (NYSE) under the symbol “SNV.” Notice of 2024 Annual Meeting of Shareholders Our Annual Meeting of Shareholders will be held in a virtual meeting format and will begin at 10:00 a.m. ET on Wednesday, April 24, 2024. To attend, vote, and submit questions at the Annual Meeting, shareholders will need to go to www.virtualshareholdermeeting.com/SNV2024 and, when prompted, enter the 16-digit control number included in their proxy materials. Those without a 16-digit control number may attend the 2024 Annual Meeting as guests. Dividend Reinvestment and Direct Stock Purchase Plan The Plan provides a comprehensive package of services designed to make investing in Synovus stock easy, convenient, and more affordable. To request an enrollment package for the Dividend Reinvestment and Direct Stock Purchase Plan, or for more information, please visit us at investor.synovus.com or call our automated request line at (888) 777-0322. Investor Relations Analysts, investors and others seeking additional financial information not available at investor.synovus.com should contact: Jennifer Demba, CFA Senior Director, Investor Relations Synovus 3400 Overton Park Drive SE, 4th Floor, Atlanta, GA 30339 (404) 364-2715 Email: jenniferdemba@synovus.com Shareholder Services Current shareholders requiring assistance should contact our transfer agent, Equiniti Trust Company: U.S. Mail - Registered or Overnight 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660 Telephone Inquiries (888) 777-0322 Website www.equiniti.com Cautionary language regarding forward-looking statements: This annual report to shareholders contains forward looking statements, which by their nature involve risks and uncertainties. Please refer to Synovus’ 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption “Forward-Looking Statements,” and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements. SYNOVUS® and SYNOVUS FINANCIAL CORP.® are federally registered service marks of Synovus Financial Corp., which also owns a number of other federally registered service marks. All other products and company names are trademarks or federally registered trademarks of their respective companies. ©Copyright 2024 Synovus Financial Corp. All rights reserved.

ANNUAL REPORT 2023 Synovus 2023 A nnual Report